16



06012295

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of East Asia Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3443 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/7/06

82-3443

BEA 東亞銀行

(Stock Code 股份代號: 23)

Bank of East Asia Ltd

AR/S
12-31-05

ANNUAL REPORT
2005 年報

CONTENTS 目錄

OUR MISSION 使命宣言

We at BEA strive to provide best in class financial services, always demanding the highest standard of professionalism and integrity of ourselves. With a commitment to quality of service, we focus on satisfying customer needs. We aim to grow, together with our customers, our shareholders and our colleagues.

東亞銀行竭力提供最卓越的金融服務，遵行最高之專業和誠信準則。我們承諾提高服務質素，致力滿足客戶之需要。並以與客戶、股東、員工與時並進為目標。

Since its incorporation in 1918, The Bank of East Asia ("BEA") has dedicated itself to serving the people of Hong Kong, as well as its expanding customer base in China and overseas. As Hong Kong's largest independent local bank, BEA has total consolidated assets of HK$238.80 billion (US$30.79 billion) as of 31st December, 2005. BEA is listed on the Stock Exchange of Hong Kong and is one of the constituent stocks of the Hang Seng Index.

With more than 6,400 employees around the world, BEA now operates a global network of approximately 160 outlets covering Hong Kong and the rest of Greater China, the United States, Canada, the United Kingdom, the British Virgin Islands, and Southeast Asia.

BEA delivers comprehensive retail and wholesale banking services through its Personal Banking, Corporate Banking, Investment Banking, Wealth Management, China, and International divisions. Products and services include deposit-taking, foreign currency savings, retail investment and wealth management services, mortgage loans, consumer loans, credit cards, Cyberbanking, bancassurance, Mandatory Provident Fund services, trade finance, syndication loans, remittances, and foreign exchange margin trading.

In addition to the Bank's core products and services, the BEA Group's major subsidiaries further enhance BEA's total offering to both individuals and companies. Blue Cross (Asia-Pacific) Insurance Limited provides comprehensive insurance coverage and Tricor Group enables customers to build their businesses through a complete range of integrated business, corporate, and investor services.

BEA will continue to focus its energies on achieving its vision to be the preferred bank among Chinese communities around the world.

東亞銀行自1918年成立以來，一直竭誠服務香港客戶，以及日益擴大的內地和海外客戶群；現為全港最大的獨立本地銀行，於2005年12月31日的綜合資產總額達港幣2,388億元（約合307.9億美元）。本行於香港聯合交易所上市，為恒生指數成份股之一。

本行在全球設有約160多個據點，遍及香港、大中華區、美國、加拿大、英國、英屬處女群島和東南亞國家，組成龐大的服務網絡，共聘用逾6,400名員工。

本行以提供全面的零售和批發銀行服務稱著，透過個人銀行、企業銀行、投資銀行、財富管理、中國業務和國際業務等部門，全力滿足客戶的理財和投資需要。產品和服務範圍涵蓋存款、外幣儲蓄、零售投資和財富管理服務、樓宇按揭貸款、私人貸款、信用卡產品、電子網絡銀行服務、銀行保險產品、強制性公積金服務、貿易融資、銀團貸款、匯款和外匯孖展交易等。

除上述核心產品和服務外，本行亦透過集團附屬公司一藍十字(亞太)保險有限公司，提供完善的保險服務，而另一附屬公司 — 卓佳集團，則專注提供完備的商業、企業和投資者綜合服務。

本行將持續發揮優勢，矢志成為世界各地客戶，尤其是華人社群首選的銀行。

FINANCIAL HIGHLIGHTS
財務摘要

	2005 HK$ Million 港幣百萬元	2004 HK$ Million 港幣百萬元	Change 變動 %百分率
Profitability 盈利能力			
Total operating income 經營收入總額	**5,953**	5,496	+8.3
Profit attributable to equity holders of the Group 集團股東應佔溢利	**2,749**	2,348*	+17.1
Balance Sheet Strength 資產負債狀況			
Advances to customers 客戶貸款	**138,744**	117,259	+18.3
Total consolidated assets 綜合資產總額	**238,799**	210,370	+13.5
Total deposits 存款總額	**182,326**	167,916	+8.6
Total equity 股東權益總額	**24,405**	21,859*	+11.6
Earnings and Dividends Per Share 每股盈利及股息			
Basic earnings 基本盈利	**HK$1.83**	HK$1.59*	+15.1
Dividends 股息	**HK$1.26**	HK$1.08	+16.7
Key Ratios 主要比率			
Loan to deposit ratio 貸款對存款比率	**76.1%**	69.8%	
Cost to income ratio 成本對收入比率	**50.2%**	50.3%*	
Average liquidity ratio 平均流動資金比率	**39.3%**	44.4%	
Capital adequacy ratio 資本充足比率	**17.4%**	16.2%	

* Restated due to changes in accounting policies.
* 因會計政策變更而重報。

FIVE-YEAR FINANCIAL SUMMARY


HK$ Million
港幣百萬元
TOTAL EQUITY 股東權益總額
25,000
20,000
15,000
10,000
5,000
18,267*
18,831*
20,126*
21,859*
24,405
2001
2002
2003
2004
2005


HK$ Million
港幣百萬元
ADVANCES TO CUSTOMERS / CUSTOMER DEPOSITS / TOTAL CONSOLIDATED ASSETS
客戶貸款／客戶存款／綜合資產總額
Advances to Customers 客戶貸款
Customer Deposits 客戶存款
Total Consolidated Assets 綜合資產總額
240,000
220,000
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
108,175
140,817
181,765
108,409
141,662
185,414
102,909
155,421
198,476
117,259
163,738
210,370
138,744
175,895
238,799
2001
2002
2003
2004
2005

5年財務概要


HK$ Million
港幣百萬元
PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE GROUP
集團股東應佔溢利
3,000
2,500
2,000
1,500
1,000
500
1,600
1,270
1,922
2,348*
2,749
2001
2002
2003
2004
2005

FIVE-YEAR COMPARISON 5年比較

	2001 HK$ Million 港幣百萬元	2002 HK$ Million 港幣百萬元	2003 HK$ Million 港幣百萬元	2004 HK$ Million 港幣百萬元	2005 HK$ Million 港幣百萬元
Total equity 股東權益總額	18,267*	18,831*	20,126*	21,859*	24,405
Customer deposits 客戶存款	140,817	141,662	155,421	163,738	175,895
Debt instruments issued 已發行債務證券	8,902	10,277	5,527	4,179	6,431
Advances to customers 客戶貸款	108,175	108,409	102,909	117,259	138,744
Total consolidated assets 綜合資產總額	181,765	185,414	198,476	210,370	238,799
Loan to deposit ratio 貸款對存款比率	72%	71%	64%	70%	76%
Profit attributable to equity holders of the Group 集團股東應佔溢利	1,600	1,270	1,922	2,348*	2,749
Earnings per share 每股盈利	HK$1.12	HK$0.88	HK$1.32	HK$1.59*	HK$1.83
Dividends per share 每股股息	HK$0.54	HK$0.56	HK$0.85	HK$1.08	HK$1.26

* Restated due to changes in accounting policies.
* 因會計政策變更而重報。


BEA tower
東亞銀行中心











For over 85 years, we at BEA have supported our customers, helping them increase their wealth and grow their businesses. As we further expand our presence in China and around the world, we remain steadfast in our dedication to providing the highest standard of service, enabling every customer to enjoy continued prosperity.

東亞銀行成立至今逾85年，與客戶一起成長。我們致力協助客戶達成增值致富的目標，積極支持他們實踐鴻圖大計。我們不斷拓展在內地和全球的業務網絡，堅守一貫宗旨，為客戶提供最佳服務，讓客戶安享豐盛的成果。

Our Continued Growth

持續增長

CHAIRMAN'S STATEMENT

I am pleased to inform shareholders that Mr. Kenneth LO Chin-ming was appointed an Independent Non-executive Director and a member of the Audit Committee of The Bank of East Asia ("BEA" or the "Bank") on 1st May, 2005, and Mr. Eric LI Fook-chuen was appointed a Non-executive Director of the Bank on 25th January, 2006. Mr. Lo is the Chairman and Chief Executive Officer of the Industrial Bank of Taiwan, and Mr. Li the Chairman and Chief Executive Officer of The Kowloon Dairy Limited. I am confident that the valuable contribution of Mr. Lo and Mr. Li will lead to the further success of BEA.

At the forthcoming Annual General Meeting to be held on Friday, 7th April, 2006, Dr. Simon LI Fook-sean will retire in accordance with the Articles of Association and will not seek re-election. Dr. Simon Li was appointed a Director of the Bank in 1987 and has served BEA for 19 years. On behalf of the Board, I take this opportunity to extend our gratitude to Dr. Li for his wise counsel and invaluable contribution to BEA during his tenure of service on the Board and wish him every happiness, good health and success for the future.

In 2005, BEA Group achieved a profit attributable to equity holders of the Group of HK$2,749 million, representing an increase of HK$401 million, or 17.1%, over that of HK$2,348 million in 2004. Basic earnings per share were HK$1.83. Return on average assets and return of average equity were 1.3% and 12.2%, respectively.

As at 31st December, 2005, total consolidated assets were HK$238,799 million, an increase of HK$28,429 million over the position at the end of 2004. Advances to customers stood at HK$138,744 million, representing 58.1% of total consolidated assets. Customer deposits were HK$175,895 million, while certificates of deposit and subordinated debt issued stood at HK$6,431 million and HK$8,549 million, respectively. The loan to deposit ratio was 76.1%, compared with 69.8% at the end of 2004. Total equity increased by 11.6% to HK$24,405 million.

At the Annual General Meeting, the Directors will propose a final dividend of HK$0.93 per share, which, together with the interim dividend of HK$0.33 per share paid in September 2005, will constitute a total dividend of HK$1.26 per share for the full year. This represents an increase of 16.7% over the total dividend of HK$1.08 per share for the year 2004. Shareholders whose names are on the Register of Members at the close of business on Wednesday, 15th March, 2006 will be entitled to the proposed final dividend. The final dividend will be paid in cash, with an option to receive new, fully paid shares in lieu of cash. This scrip dividend scheme is conditional upon the passing of the relevant resolution at the Annual General Meeting, and the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval to the listing of and permission to deal in the new shares. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Saturday, 8th April, 2006. Details of the scrip dividend and the election form will be sent to shareholders on or about Wednesday, 15th March, 2006.


DIVIDENDS FOR THE LAST 5 YEARS 過往5年股息紀錄
HK$'000
港幣千元
2,000,000
1,900,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
775,301
808,717
1,243,889
1,609,019
1,902,343
2001
2002
2003
2004
2005

主席報告書



Dr. The Hon. Sir David Li Kwok-po
Chairman and Chief Executive
主席兼行政總裁
李國寶博士

本人欣然向各位股東宣布，東亞銀行於2005年5月1日委任駱錦明先生為本行獨立非執行董事和審核委員會委員，並於2006年1月25日委任李福全先生為本行非執行董事。駱先生為台灣工業銀行董事長。李先生為九龍維記牛奶有限公司主席兼行政總裁。本人深信駱先生和李先生定能為本行作出寶貴貢獻，協助本行臻取更大成就。

在2006年4月7日(星期五)召開的股東周年常會上，李福善博士根據本行組織章程退任本行董事，並不再膺選連任。李博士於1987年起獲委任為本行董事，本人謹代表董事會感謝李博士19年來為本行所提供的寶貴意見，對本行貢獻良多。本人也特此祝願他身心愉快、萬事如意。

東亞銀行集團在2005年錄得股東應佔溢利達港幣2,749,000,000元，與2004年溢利港幣2,348,000,000元相比，增加港幣401,000,000元或17.1%。每股基本盈利為港幣1.83元。平均資產回報率和平均股本回報率分別為1.3%和12.2%。

本集團在2005年12月31日的綜合資產總額達港幣238,799,000,000元，較2004年同日數字上升港幣28,429,000,000元。客戶貸款為港幣138,744,000,000元，佔綜合資產總額的58.1%。客戶存款為港幣175,895,000,000元，存款證和後償票據總額分別為港幣6,431,000,000元和港幣8,549,000,000元。貸款對存款比率為76.1%，2004年年底則為69.8%。股東權益總額上升11.6%至港幣24,405,000,000元。

董事會將於股東周年常會上建議派發末期股息每股港幣9角3仙。連同2005年9月派發的中期股息每股港幣3角3仙，全年每股將合共派發股息港幣1元2角6仙，相比2004年全年派發的股息每股港幣1元8仙，升幅為16.7%。在2006年3月15日(星期三)辦公時間結束時名列本行股東名冊的股東，將獲派發上述建議末期股息。該末期股息將以現金派發，惟股東可選擇收取已繳足股款的新股以代替現金。是項以股代息計劃須待股東在周年常會上通過有關決議案，並得香港聯合交易所有限公司上市委員會批准所發行的新股上市買賣方可作實。有關股息單和以股代息的股票約於2006年4月8日(星期六)以平郵寄予股東。以股代息計劃的詳情將連同有關選擇表格約於2006年3月15日(星期三)寄予各股東。

In 2005, the operating environment in Hong Kong improved, and loan demand increased in tandem with the strong growth of the local economy. However, economic growth moderated in the final quarter, as the spike in interest rates in the last half of the year dampened consumer sentiment toward property investment and consumption. Despite the weakness at the end of the year, the overall asset quality of the Banks' portfolio improved and the Bank was able to make significant progress in recovery of bad debt.

The outlook for 2006 is favourable, although global and local economies are likely to expand at a more moderate pace than in 2005. Loan demand and business opportunities are expected to remain buoyant as a result of strong business sentiment and the relocation of some economic activity, particularly in the textiles and clothing sector, from the Mainland back to Hong Kong. To improve income growth, banks will continue to diversify into fee-generating businesses such as wealth management and structured products. Furthermore, banks will continue to invest in improving their risk management infrastructure in order to meet the regulatory requirements of the new Basel Capital Accord.

In 2005, BEA maintained its strategic focus on growth and efficiency enhancement, and continued to develop new revenue streams. The Bank launched a number of distinctive products in both Hong Kong and China to meet market needs. The Bank will continue to actively develop its wealth management business, including private banking and structured products. Furthermore, BEA will continue to exploit cross-selling opportunities by promoting Tricor's leading corporate services and share registration service and Blue Cross' insurance products. Last, but not least, the Bank will also continue to look for ROE accretive expansion opportunities via acquisitions and strategic alliances in Hong Kong, the Mainland and elsewhere.

With further expansion of its extensive branch network in the Mainland, the Bank will continue to enhance its strong franchise in China through capturing business opportunities arising from the introduction of CEPA and China's accession to the World Trade Organization ("WTO"). One area that offers great potential is personal Renminbi ("RMB") business in Hong Kong. BEA will also continue to strengthen its position in overseas markets, including the United States, Canada and South East Asia.

BEA will maintain its focus on improving operating efficiencies. The Office Centralisation Project to relocate back-office departments and operations to the new office tower in Millennium City 5 ("MC5") in Kwun Tong was completed in May 2005. BEA also plans to relocate additional back-office operations to the operating centre in Guangzhou. Leveraging the centralised Hong Kong operations at MC5 and the operating centre in Guangzhou will be the focal nexus for the year 2006. Furthermore, BEA will continue to enhance its systems and risk management platform to support its growth.

With its unique market position in Hong Kong, the Mainland and elsewhere, BEA is well prepared to further strengthen its franchise in the domestic, Mainland and overseas markets.

David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 10th February, 2006

在2005年，香港的營商環境愈益好轉，貸款需求隨著本地經濟強勁增長而有所增加。然而，利率自去年下半年起逐步攀升，致使消費者對物業投資和消費的意欲轉弱，本地經濟增長於第4季出現放緩。儘管如此，銀行業的整體資產素質已有改善；本行在壞賬回收上取得可觀進展。

展望2006年，雖然本地和環球經濟的增長步伐或會相較去年遜色，整體經營前景依然向好。受惠於營商氣氛旺盛及經濟活動回流，特別是紡織及成衣業從內地遷回香港，貸款需求和營商機遇均可望繼續增加。為了促進收入增長，銀行界將持續拓展收費業務，如財富管理和結構投資產品，同時亦會不斷為改進風險管理的基礎設施而作出相應投資，藉以符合《巴塞爾新資本協定》中的有關規定。

本行在2005年貫徹一向的策略重點，繼續專注於加快業務增長、提高營運效率及拓展收入來源。我們已於香港和內地推出多項特別產品，配合兩地市場的需要。我們仍會積極發展財富管理業務，包括私人銀行和結構產品。另一方面，我們亦會透過推廣卓佳在市場上具領導地位的企業服務和股份登記服務，以及藍十字的保險產品，努力拓展交叉銷售機會；更會在香港、內地乃至其他主要地區，持續探求收購和結盟的良好契機，提升股東的平均股本回報。

隨著內地分行網絡在年內進一步擴大，本行將會一如以往，致力掌握《內地與香港關於建立更緊密經貿關係的安排》和中國加入世界貿易組織所帶來的商機，繼續擴大內地業務版圖。本地的個人人民幣銀行業務發展潛力優厚。另外，本行亦會著力提升在美國、加拿大和東南亞等海外市場的地位。

我們繼續著重提高銀行的營運效率，其中的「辦公室集中計劃」，把我們於香港的大部分後勤部門和業務集中於新建成的觀塘創紀之城五期，已於2005年5月順利完成。我們亦計劃把更多後勤工序遷至位於廣州的營運中心。藉著這兩項支援運作集中計劃以提高整體營運效率，為本行在2006年的業務發展重點之一；而為了支持業務增長，本行還會繼續提升營運系統和風險管理設施。

憑藉本集團在香港、內地和海外市場所享有的獨特地位，我們已經準備就緒，進一步鞏固我們在本地、內地以至海外銀行領域的優勢。

主席兼行政總裁
李國寶

香港，2006年2月10日

We attach greatest value to total customer satisfaction. We continue to stand by each and every customer, making the extra effort to anticipate, appreciate, understand, and satisfy the genuine needs of our customers, helping them achieve their financial goals.

東亞銀行竭誠待客，致力讓客戶感到稱心滿意。作為客戶至可信賴的理財夥伴，我們緊隨客戶步伐，洞悉客戶需要，並盡力滿足他們對金融和投資服務的需求，幫助其達致財務目標，實現理想。



Our Customer Focus

以客為尊



FINANCIAL REVIEW

Financial Performance

The year 2005 saw confidence return to the local economy, as business and consumers stepped up spending. Neither high oil prices nor rising interest rates could dampen the mood through most of the year.

It was only in the latter part of the year that higher interest rates finally succeeded in cooling what had become an effervescent residential property market. Transactions in both the primary and secondary markets fell in reaction to the jump in mortgage interest rates in the latter half of the year. While the property market slowed to catch its breath, the economy continued to perform well. The unemployment rate continued to fall. Domestic consumption held firm, although the pace of retail sales growth slowed in the last quarter.

The Hong Kong banking industry remained highly competitive during the year, offering good value and helping to sustain the growth momentum.

The BEA Group's reported earnings for 2005 reflect certain accounting standard changes that have been implemented in 2005. The Hong Kong Institute of Certified Public Accountants ("HKICPA") announced several new or revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") in 2004. In preparing the financial statements for 2005, all applicable HKAS and HKFRS have been adopted. Prior period adjustments have been made to the financial statements for 2004, depending on the individual requirements of the concerned HKAS and HKFRS. The effects of adopting these HKAS and HKFRS on the preparation and presentation of financial statements are summarised in Note 3.

The BEA Group achieved a profit attributable to equity holders of the Group of HK$2,749 million for the year ended 31st December, 2005, a growth of 17.1% as compared with 2004.

The adoption of HKAS 39 had a mild impact on the recognition of interest income and expense. Net interest income increased by HK$146 million, or 4.0%, from HK$3,614 million, due to healthy growth in loans to customers. The improvement came despite a fall in net interest margin, from 1.95% to 1.85%. Non-interest income increased by HK$310 million, or 16.5%, when compared with 2004, due partly to the adoption of HKAS 39, which reclassified net interest income related to funding swap transactions as non-interest income, as well as to the increase in trading profits on investments in securities. As a result, total operating income increased by 8.3% to HK$5,953 million.

Despite that total operating expenses increased by 8.2% over the corresponding figure in 2004 to HK$2,988 million due to continuing expansion of the Group activities, the cost to income ratio declined marginally from 50.3% in 2004 to 50.2% in 2005.

Operating profit before impairment allowances (previously referred to as the charge for bad and doubtful debt) increased by HK$231 million, or 8.4%, over the HK$2,734 million attained in 2004.

As a result of the continuous improvement in asset quality and the new approaches to assessing the loan impairment due to the adoption of HKAS 39, the impairment loss on loans and advances decreased by HK$131 million, or 48.1%, compared to 2004, to HK$141 million.

Following the relocation of the Group's operations departments to Millennium City 5 in Kwun Tong in the first half year, two vacant office premises were sold. As a result, the Group recorded a profit on disposal of fixed assets of HK$365 million, an increase of HK$350 million as compared with 2004.

The considerable rise in property prices in 2005 allowed BEA to record a revaluation surplus for investment properties of HK$234 million. However, an impairment loss of HK$210 million was recorded on vacant bank premises.

Share of profit less losses from associates decreased by HK$35 million to HK$34 million.

After taking into account income taxes, profit after taxation was HK$2,786 million, an increase of 17.4 % over the HK$2,372 million recorded the previous year.

Minority interests increased by HK$12 million to HK$37 million.

Profit attributable to equity holders of the Group increased to HK$2,749 million, a rise of 17.1% compared to 2004.

執行董事報告書

財務回顧

財務表現

在2005年，企業和消費者對本地經濟恢復信心，增加開支。油價高企和利率上揚均不能削弱去年大部分時間一直延續的良好氣氛。

直至下半年利率上升，才令蓬勃的住宅物業市場開始降溫。下半年內按揭息率上升，使一、二手物業市道下滑。幸好，樓市雖然放緩，本地經濟仍續有良好表現，失業率更持續下降。縱使零售市場在第4季的增長減慢，市民消費仍然保持堅穩。

年內，本地銀行業競爭依然熾烈，既為客戶提供增值服務，同時亦有助維持本身業務的增長動力。

香港會計師公會於2004年公布了數項新增或經修訂的《香港會計準則》和《香港財務報告準則》，因此東亞銀行集團的2005年業績報告反映若干已實施的會計準則修訂。本集團採用所有適用準則編製2005年的財務報表，並已按照有關準則的個別規定，重新編列2004年度財務報表。採用此等準則對本集團財務報表的影響，已總結於附註3內。

在截至2005年12月31日止之年度，本集團錄得股東應佔溢利港幣2,749,000,000元，較2004年上升17.1% 。

採用《香港會計準則》第39號對計算利息收入和支出的影響輕微。雖然淨息差由1.95%收窄至1.85%，但本集團在客戶貸款方面取得健康增長，令淨利息收入相較2004年錄得的港幣3,614,000,000元，增加港幣146,000,000元，即4.0%。與2004年比較，非利息收入增加港幣310,000,000元或16.5%，這部分源於本集團按照《香港會計準則》第39號的新規定，把原列為淨利息收入的資金掉期交易之收益，列作為非利息收入，加上本集團的證券投資盈利增加。因此，經營收入總額上升8.3%，達港幣5,953,000,000元。

儘管本集團業務擴展令經營支出總額相較2004年上升8.2%，至港幣2,988,000,000元，但成本對收入比率由2004年的50.3%，輕微下降至2005年的50.2%。

扣除減值準備（即以往所指的「壞賬和呆賬支出」）前的經營溢利，相較2004年所得的港幣2,734,000,000元上升港幣231,000,000元，即8.4%。

由於資產素質持續改善，以及本集團因應《香港會計準則》第39號之規定而採用新的評估方法以提撥貸款減值準備，貸款減值準備因此減少港幣131,000,000元或48.1%，至港幣141,000,000元。

隨著多個部門在2005年上半年相繼遷入觀塘創紀之城五期的新辦公大樓，本集團完成了出售兩項空置物業，因而錄得出售固定資產之盈利達港幣365,000,000元，對比2004年同期數字增加港幣350,000,000元。



HK$'000
港幣千元
OPERATING INCOME VS OPERATING EXPENSES 經營收入及經營支出
Operating Income 經營收入
Operating Expenses 經營支出
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
5,211,985
5,056,296
5,396,247
5,495,865
5,952,538
2,860,768
2,542,594
2,525,540
2,762,180 *
2,988,047
2001
2002
2003
2004
2005

* Restated due to changes in accounting policies.

* 因會計政策變更而重報。

Financial Position

Total consolidated assets of the BEA Group were HK$238,799 million at the end of 2005, representing a rise of 13.5% from HK$210,370 million at the end of 2004. Advances to customers increased by 18.3% to HK$138,744 million.

Total deposits increased by 8.6% to HK$182,326 million, while customer deposits rose by 7.4% to HK$175,895 million. Demand deposits and current accounts decreased by a combined HK$1,054 million to HK$10,865 million. Savings accounts decreased by HK$13,232 million to HK$35,498 million. Time deposits at the year-end 2005 stood at HK$129,533 million, an increase of HK$26,444 million, or 25.7%, when compared with the balance at year-end 2004.

In December 2005, the Group issued US$550 million subordinated loan capital. As at 31st December, 2005, loan capital stood at HK$8,549 million, an increase of 100.2% when compared with the balance at year-end 2004. Total equity stood at HK$24,405 million, an increase of HK$2,546 million, or 11.6%, when compared with the balance at the end of 2004.

During the year, BEA issued HKD floating rate certificates of deposit with a face value of HK$2,700 million, and HKD fixed rate certificates of deposit with a face value of HK$1,300 million. The Bank redeemed HKD certificates of deposit amounting to HK$2,000 million upon maturity, and repurchased a quantity of its own certificates of deposit amounting to HK$117 million equivalent. The Bank also issued and redeemed a number of short term TWD fixed rate certificates of deposit.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 76.1%, being 6.3% higher than the 69.8% reported at the end of 2004.

At the end of December 2005, the face value of the outstanding debt portfolio was HK$6,497 million, with the carrying amount equal to HK$6,431 million.

Maturity Profile of Debts Issued
As at 31st December, 2005
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity		
			2006	2007	2008
Floating Rate Certificates of Deposit					
Issued in 2005	HKD	2,700	1,200		1,500
Fixed Rate Certificates of Deposit					
Issued in 2005	HKD	1,300	800		500
Issued in 2005	TWD	2,900	2,900		
Discounted Certificates of Deposit					
Issued in 2002	HKD	288	288		
Issued in 2002	USD	86		86	
Issued in 2003	AUD	50	50		
Issued in 2003	NZD	44	44		
Step Up Certificates of Deposit					
Issued in 2003	USD	44			44
Total Debts issued in HKD equivalent		6,497	3,489	669	2,339

此外，受惠於年內物業價格大幅上升，本集團投資物業的價值經重估後錄得港幣234,000,000元的盈餘，而就空置的銀行物業所作之減值損失則為港幣210,000,000元。

本集團應佔聯營公司的溢利經減除虧損後減少港幣35,000,000元，至港幣34,000,000元。

經計及稅項支出後，除稅後溢利為港幣2,786,000,000元，相較2004年之稅後溢利港幣2,372,000,000元，上升17.4%。

少數股東權益增加港幣12,000,000元，至港幣37,000,000元。

本集團2005年之股東應佔溢利升至港幣2,749,000,000元，較2004年增加17.1%。

財務狀況

於2005年年底，本集團的綜合資產總額為港幣238,799,000,000元，相較2004年同日總額數字之港幣210,370,000,000元，上升13.5%。客戶貸款增加18.3%，達港幣138,744,000,000元。

存款總額上升8.6%，至港幣182,326,000,000元；客戶存款則為港幣175,895,000,000元，升幅為7.4%。活期和往來存款合計港幣10,865,000,000元，減少港幣1,054,000,000元。儲蓄存款為港幣35,498,000,000元，減少港幣13,232,000,000元。於2005年12月31日之定期存款則為港幣129,533,000,000元，對比2004年年底結餘增加港幣26,444,000,000元，或25.7%。

2005年12月，本集團發行550,000,000美元的後償票據。在2005年12月31日，借貸資本為港幣8,549,000,000元，與2004年年底比較，增加100.2%。股東權益總額由2004年12月底增加港幣2,546,000,000元或11.6%，至港幣24,405,000,000元。

本行於2005年內發行面值港幣2,700,000,000元的港元浮息存款證，以及面值港幣1,300,000,000元的港元定息存款證，並於到期時贖回此等港元存款證共港幣2,000,000,000元，和購回其等值港幣117,000,000元的各類存款證。本行於年內亦發行，並於到期時贖回若干短期的台幣定息存款證。

經計入所有已發行的債務證券後，本行貸款對存款比率為76.1%，較2004年年底的69.8%上升6.3%。

已發行債務證券的年期
於2005年12月31日
(以百萬元位列示)

	貨幣	總面值	到期年份		
			2006	2007	2008
浮息存款證					
2005年發行	港幣	2,700	1,200		1,500
定息存款證					
2005年發行	港幣	1,300	800		500
2005年發行	台幣	2,900	2,900		
貼現存款證					
2002年發行	港幣	288	288		
2002年發行	美元	86		86	
2003年發行	澳元	50	50		
2003年發行	紐元	44	44		
步陞存款證					
2003年發行	美元	44			44
所有已發行債務證券(相等於港幣)		6,497	3,489	669	2,339



In recognition of BEA's excellent reputation as a local brand, the Bank Group was awarded the "2005 Hong Kong Top Service Brand Award" in January 2006.
本行憑藉傑出的品牌形象，於2006年1月榮獲「2005年香港服務名牌」獎項。



Risk Management

BEA has established comprehensive risk management procedures that enable it to identify, measure, monitor and control the various types of risk it faces, and, where appropriate, to allocate capital against those risks. All risk management policies have been approved by the Board of Directors. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interests of BEA.

With effect from 1st January, 2006, the Group has established an enterprise-wide risk structure and set up a centralised risk management department to handle and monitor all major risks, including credit risk, market risk, liquidity risk and operational risk. The Group also appointed a Chief Risk Officer to oversee this function. It is expected that the overall risk management capability of the Bank Group would be further enhanced as a result.

OPERATIONS REVIEW

RECOGNITION

In recognition of BEA's excellent reputation as a local brand that stands for the very best in quality and service to customers and the public at large, the Bank Group was awarded the "2005 Hong Kong Top Service Brand Award" in January 2006.

The award programme was jointly organised by the Hong Kong Brand Development Council and the Chinese Manufacturers' Association of Hong Kong. The objective of the award programme is to give recognition to outstanding brand names established by Hong Kong companies and to promote Hong Kong products and services.

In May 2005, Cyberbanking was awarded the "Excellence in Internet Banking Award" in "The Asian Banker's Excellence in Retail Financial Services Awards 2004". In October 2005, Cyberbanking also won the "Award of Merit" in the Enterprise Solution Category 2005 in the "First Hong Kong Wireless Technology Excellence Awards" for its innovative mobile phone and PDA services.

IMPROVEMENT TO OPERATIONS

Office Centralisation

The relocation of departments to BEA Tower at Millennium City 5 in Kwun Tong was completed in May 2005, and a grand opening ceremony held on 12th September, 2005. This centralisation exercise will enable the Bank to enhance its operational efficiency and manage the utilisation of office space more effectively.

The Bank is in the process of disposing of surplus office properties created as a result of the relocation exercise.

Relocating Back-Office Operations to the Mainland China

The back-office operating centre in Guangzhou, incorporated under the name of East Asia Electronic Data Processing (Guangzhou) Limited, has been running smoothly and is being capable of in-sourcing functions from the Bank as planned. With the centre's track record in processing the relocated functions satisfactorily, the Bank has mapped plans to outsource more of its operating functions thereto in the years ahead.

BEA celebrated the grand opening of BEA Tower at Millennium City 5 in Kwun Tong in September 2005.
本行於2005年9月舉行盛大慶典，慶祝位於觀塘創紀之城五期的東亞銀行中心正式啟用。


BEA tower
東亞銀行中心


BEA tower
東亞銀行中心

在2005年12月31日，本行的債務組合總額面值為港幣6,497,000,000元，其賬面值則為港幣6,431,000,000元。

風險管理

東亞銀行已建立一套完善的風險管理程序，以識別、衡量、監察和控制本行所承受的各類風險，並在適當情況下分配資本以抵禦該等風險。所有風險管理政策均經董事會批准。本集團已在各業務層面建立風險管理機制，並結合管理層的適當參與、有效的內部監控和完善的稽核程序，藉以確保本行最大的利益。

自2006年1月1日起，本集團建立覆蓋各項業務的風險管理架構，並成立風險管理部門集中處理和監察各類主要風險，包括信貸風險、市場風險、流動資金風險及營運風險。本集團亦委任風險總監負責監察風險管理部的運作，從而提升整體風險管理水平。

業務回顧

獎項

東亞銀行憑藉傑出的品牌形象，為本港客戶和社會大眾提供優質服務，贏得市場讚譽，剛於2006年1月榮獲「2005年香港服務名牌」獎項。

此項選舉是由香港品牌發展局和香港中華廠商聯合會聯合主辦，旨在表彰香港公司創立的傑出品牌，提高香港產品和服務的知名度。

2005年5月，本行憑電子網絡銀行服務榮獲《亞洲銀行家》雜誌(The Asian Banker)頒發「2004年度零售金融服務卓越大獎」中的「網上銀行服務卓越獎」。而在10月，電子網絡銀行服務的流動電話及電子手帳理財，榮獲第一屆「香港無線科技傑出大獎」中的「無線企業應用方案 — 優異獎」。

營運改善措施

辦公室集中計劃

本行多個部門已於2005年5月完成搬遷，陸續進駐位於觀塘創紀之城五期的東亞銀行中心。為慶祝銀行中心正式啟用，本行於9月12日舉行了盛大的開幕典禮。辦公室集中計劃順利完成，不但有助本行提升營運效率，亦能讓本行更有效運用辦公室空間。

本行現正為數個因搬遷後而騰空的物業，在市場上逐步進行出售。

後勤支援工序北移

本集團設於廣州的後勤運作中心，註冊名稱為東亞電子資料處理(廣州)有限公司。自開業以來運作暢順，並能如期接手處理所有從香港轉移至該中心的工序。在此良好基礎下，日後本行將會遷移更多合適的工序至後勤營運中心處理。

With the opening of the Langham Place and Millennium City 5 branches, BEA now operates over 110 branches and SupremeGold Centres in Hong Kong.
朗豪坊和創紀之城五期分行開幕後，本行目前在香港已設有超過110間分行及顯卓理財中心。


BEA東亞銀行
BEA
BEA東亞銀行

Information Technology

New Accounting System

The Bank is to launch a new computer system for general ledger operations in 2006. The new accounting system will not only improve operating efficiency and strengthen control, but also meet the evolving regulatory reporting requirements and improve information management by facilitating information sharing and consolidation.

Core Banking System

In January 2005, the first phase of the Core Banking System Implementation project, covering Customer Information File and System Architecture, was completed. The first phase strengthened BEA's sales and marketing infrastructure by providing support to campaign execution and customer sales contact activities. It also empowered BEA to capture more customer data for storage in the Customer Relationship Management System. The Bank is now in a better position to analyse customer behaviour and preferences.

In May 2005, the Bank moved forward to implement the functional and technical design for the second phase of the project, which covers Deposit and Payment modules. Detailed design and development work is under way, and the second phase will be ready for roll out in the second half of 2006.

PERSONAL BANKING

Branch Distribution

BEA continues to implement the Branch Rationalisation Programme to further strengthen the local branch network. During 2005, two new branches were opened, five branches were relocated to more prominent sites, and seven branches were closed and merged with nearby branches. At the end of January 2006, the total number of branches in Hong Kong stood at 87.

To further enhance the Bank's service in wealth management, four SupremeGold Centres were opened during the year, bringing the number of SupremeGold Centres to 26 by the end of January 2006. The Bank plans to open four SupremeGold Centres in 2006.

The Branch Renewal Programme is also ongoing. The new branch design concept, which provides a bright and spacious atmosphere, was first introduced three years ago and has been well received by customers. More branches will be renovated to the new standard in the years to come.

With the expansion of the permissible scope of personal RMB business, the Bank began to offer RMB deposit account services to business customers in the designated industries starting from December 2005.

A new marketing aid, named Insurance Needs Analysis Tool, was installed at all BEA branches and SupremeGold Centres during the year to further enhance the professionalism of insurance sales staff in delivering quality financial analysis and solutions.

To enhance its insurance services, BEA has introduced two new programmes, one providing express services and another offering tailor-made quotations for specified customers. The express service speeds up the application process for non-Hong Kong residents, so that the whole process including medical examination can be completed within five days. Tailor-made



Our new branch design concept provides a bright and spacious atmosphere for customers.
本行全新的分行設計概念，成功為分行營造寬敞明亮的環境，廣受客戶歡迎。



The Bank offers a wider range of Renminbi services to its customers.
本行為客戶推出廣泛的人民幣服務。

資訊科技

新會計系統

本行計劃於2006年啟用新的會計系統，新系統不僅能提升本行營運效率和加強業務監察，同時亦能透過資訊的共享和整合，以符合不斷新增的監管要求和改善資訊管理。

核心銀行系統

本行於2005年1月完成首階段的核心銀行系統計劃，當中涵蓋客戶資料檔案和系統的結構。首階段計劃除有助加強本行前線人員的銷售能力、支援市場推廣計劃的推行和促進產品銷售的客戶聯繫活動外，還提升了本行將客戶資料保存於客戶關係管理系統的能力，讓本行能更有效地分析客戶的消費行為和喜好，從而改善產品的設計和推廣。

2005年5月，本行開展計劃第2階段的功能和技術設計，當中涉及存款和支付系統。本行現正為此進行詳細的設計和開發工作，整個階段計劃將於2006年下半年竣工。

個人銀行業務

分行業務

為加強本地分行業務網絡，本行繼續推行「分行優化計劃」，年內已有兩間新分行開幕，5間分行遷至更顯著的地點，以及7間分行與鄰近的分行合併。在2006年1月底，本行在香港合共設有87間分行。

為持續提升財富管理服務的素質，本行於年內增設了4間顯卓理財中心。2006年1月底，本行顯卓理財中心總數為26間，而本行亦計劃於年內再增設4間新中心。

本行繼續推行「分行更新計劃」，在3年前推出的新設計概念成功為分行營造寬敞明亮的環境，廣受客戶歡迎。本行會於來年為更多分行進行翻新工程，以符合該新標準的要求。

隨著人民幣業務的經營範圍擴大，本行於2005年12月推出為從事指定行業的企業客戶而設的人民幣存款賬戶服務。

本行亦於分行和顯卓理財中心裝設了一套名為稱心「保」理財分析的推廣工具，提升保險銷售人員在提供優質理財分析和方案時的專業表現。

本行實施兩項新安排，以提升保險服務水平。其中一項為特快服務，旨在加快非香港居民的申請時間，使整個申請手續，包括驗身程序，能於5天內完成。另一項是為客戶度身訂造報價單，目的是加強處理客戶申請時的彈性，無須經過一般承保時較冗長的程序。





The SHKP Club VISA Card was launched in partnership with Sun Hung Kai Properties, enabling BEA to broaden its customer base.
本行與新鴻基地產攜手推出「新地會VISA卡」，進一步拓展信用卡客戶基礎。

quotations provide flexibility for applications that deviate from normal underwriting requirements.

Cyberbanking

During the year, Cyberbanking was further upgraded to serve customers better. In January 2005, e-Statement and CyberDonation services were introduced over the Internet. To further enhance security when processing online banking transactions, Cyberbanking implemented two-factor authentication in June 2005. At the end of 2005, the Bank had over 310,000 registered Cyberbanking users. The average daily usage volume exceeded 143,000 transactions.

Corporate Cyberbanking recorded steady growth in its customer base in 2005. By the end of 2005, over 16,600 corporate customers had registered with BEA's Corporate Cyberbanking, representing a 21% increase compared to the end of 2004.

Property Loans

The property market consolidated in the second half of 2005 after a sharp rise at the beginning of the year. The rise in mortgage interest rates took its toll, depressing the number of new transactions and therefore reducing mortgage loan demand.

To moderate the impact of rising mortgage interest rates, in early September BEA launched the "BEA Fixed Rate Mortgage Plan" and pioneered the 40-year Fixed Amount Mortgage Plan to provide more flexible mortgage solutions.

In addition, BEA actively coordinated with various property developers to provide preferential mortgage plans to homebuyers, which sustained BEA's business growth in the face of a contraction in property transaction volume in the second half of 2005.

Consumer Loans

With the steady growth of the economy and improvement in private consumption, BEA launched a new overdraft facilities package and initiated various promotional programmes in the second half of 2005. The promotional programmes incorporated a wide range of attractive offers, such as low interest rate lock-in period and highly personalised pricing, and were successful in capturing customers of good quality including professionals, executives and middle-income earners. Double-digit growth in the portfolio of this target customer segment was recorded, as compared with the corresponding period the previous year.

In addition, in August 2005 BEA introduced an innovative personal loan product, named CyberCash, to Cyberbanking customers. CyberCash is a highly convenient and quick loan service that allows customers to apply for loans online via the Internet and mobile phones. The approved loan will be deposited directly to a BEA account designated by the customer within two hours. This product was well received by younger income earners, who are frequent users of the Internet.

Credit Cards

BEA continued to build its credit card brand during the year. Services were enhanced through the revamp of key products, and appealing cardholder privileges were employed to encourage regular card usage. Moreover, the Bank exploited cross-selling opportunities to deepen business penetration and enlarge the customer base. For example, BEA partnered with Sun Hung Kai Properties to launch the SHKP Club VISA Card co-branded card in April 2005.


Input your one-time password to complete the transaction.
輸入你的短訊交易密碼來完成交易。
Input your e-Cert PIN to complete the transaction.
輸入你的電子證書密碼來完成交易。

Cyberbanking implemented two-factor authentication to enhance online security.
電子網絡銀行服務實施雙重認證措施，加強網上銀行交易的保安。

BEA's new overdraft facilities package was successful in capturing quality customers.
本行推出的嶄新透支服務，成功吸引不少優質客戶。


個人透支服務
鎖定息率 毋怕利息起伏

電子網絡銀行服務

本行在2005年內進一步提升電子網絡銀行服務，使服務範圍更加多元化，其中包括於1月推出電子結單和網上捐款服務。為加強網上銀行交易的保安，電子網絡銀行服務於6月實施了雙重認證措施。於2005年年底，本行已有31萬名客戶登記使用電子網絡銀行服務，平均每日在網上進行逾14萬3,000宗交易。

企業電子網絡銀行服務的客戶人數在年內穩定增長，至年底，已有超過16,600個企業客戶登記使用此項服務，比較2004年同期上升21%。

樓宇按揭貸款

本地樓市繼於年初急升後，在下半年因按揭利率上升而出現整固，物業買賣宗數減少，按揭貸款需求因而受壓。

為緩和按揭利率上升對樓市的影響，本行於9月初推出「東亞定息按揭計劃」，率先在市場上提供長達40年的定額供款按揭貸款，為客戶帶來更具彈性的按揭方案。

本行亦積極與各大地產發展商合作，為置業人士提供優惠的按揭貸款。因此，雖然物業成交量在下半年出現萎縮，本行的樓宇按揭貸款業務仍然錄得增長。

私人貸款

本行把握經濟穩步增長和私人消費好轉的勢頭，在2005年下半年推出一項嶄新的透支服務和數項市場推廣計劃。推廣計劃的特色包括提供非常吸引的優惠，如為客戶提供鎖定低息期和高度個人化的息率，因而成功吸引到更多優質客戶，包括專業人士、行政人員和中收入人士使用本行貸款服務。與2004年同期比較，本行為這目標客戶群提供的貸款額錄得雙位數字的增長。

2005年8月，本行為電子網絡銀行服務客戶推出「電子網絡快得錢」，讓客戶專享快捷簡便的貸款服務。客戶只需透過此項服務的網上理財或流動電話／電子手帳理財，即可遞交申請。批核程序僅需2小時，款項即直接存入客戶的東亞銀行賬戶內。此項產品推出後，深受經常使用互聯網的年青工作人士歡迎。

信用卡業務

本行在年內繼續強化信用卡業務的品牌形象，為此改善了多項信用卡服務，包括革新現有主要產品和提供專享優惠，務求增加本行信用卡的使用量。本行亦同時致力提升交叉銷售機會，以增加整體信用卡業務的市場滲透率和擴大客戶基礎。其中，本行於4月與新鴻基地產攜手推出聯營信用卡 — 新地會VISA卡。



BEA continued to expand its range of insurance products, and introduced several new life insurance and general insurance products in the year.
本行於年內成功推出多個全新的人壽和一般保險計劃，令保險產品範圍不斷擴闊。

In 2005, the Bank introduced sophisticated segmentation tools and a robust credit platform, including behavioural scoring engines. The ability to conduct credit evaluation was also updated, with the introduction of an improved scoring programme. New marketing strategies were devised based on these innovations, so as to provide rewards specific to different target customers.

The Bank's risk management efforts during the year were successful in stabilising the credit card charge-off ratio. In addition, a new initiative was launched to fine-tune credit line management.

Seizing the business potential brought by the expansion of RMB business, credit card business will align its overall strategy to make the most of macroeconomic developments.

Blue Cross (Asia-Pacific) Insurance Limited

Blue Cross Insurance recorded steady growth in all business lines through the year. The Company's well-established distribution network enabled it to offer a wide range of insurance products to target customers. The BEA Life Insurance Series and selected general insurance products were distributed through over 110 BEA branches and SupremeGold Centres. Other distribution channels included insurance agents, brokers, allied partners, and both the BEA and Blue Cross on-line websites.

In 2005, Blue Cross gross premium income increased by 24%, while life insurance and general insurance premium income grew by 51% and 4% respectively.

Being a trustworthy brand in the market, Blue Cross received a number of awards in recognition of its achievements, including "The Most Popular Travel Insurance Company Award", "MIS Asia IT Excellence Award", and "High Flyers Achievement Award – Health Insurance".

Blue Cross continued to expand its market share through the offering of innovative products. Pet Care Insurance was launched in July 2005 to provide pet lovers with desired medical cover for their cats and dogs. Another new product, DecorationSafe, was promoted to the public in the last quarter of 2005, offering protection for property damage and liability loss due to decoration works at home or in the office.

CORPORATE BANKING

Corporate Lending

BEA remained an active player in the corporate lending market during 2005. In the first half of the year, demand for loans was strong from all business sectors due to the low interest rate environment, higher property values and strong domestic demand. However, as interest rates and oil prices surged in the second half of the year, local companies began to slow their pace of business expansion. Overall, companies reported good business turnover but only moderate profit growth for the year.

Competition among banks remained keen for all business segments and loan types. To improve yield return and to broaden the client base, BEA pro-actively solicited business by participating in high quality and return-justified deals. BEA was quick to take advantage of the booming economy in Macau, capturing emerging lending opportunities as local and international investors sought financing in Hong Kong for new investments in Macau.

BEA actively participated in new financing exercises involving large conglomerates, including property development and



Blue Cross Insurance continued to record steady growth, as a result of offering insurance products to target customers through its well-established distribution network.
藍十字透過其廣闊的分銷網絡，向目標客戶銷售多元化保險產品，持續錄得穩定的業務增長。

本行亦引用了先進高效的客戶分層和信貸分析工具，包括客戶消費行為的評分系統等。本行採用更先進的評分方法，以加強信貸的評估工作。同時，本行還利用這些先進工具制定各項市場推廣策略，為配合不同類型目標客戶所需而提供合適的優惠和獎賞。

本行在年內推行的風險管理措施，有效將信用卡撇賬率保持在穩定水平。另外，本行亦為改善信貸限額管理推出了一項新措施。

隨著人民幣業務擴大，信用卡業務的發展潛力亦更形優厚，本行將乘此機遇在策略上予以配合，進一步拓展信用卡業務。

藍十字(亞太)保險有限公司

藍十字各項保險業務在年內均錄得穩定增長。透過其廣闊的分銷網絡，藍十字得以向不同目標客戶銷售範圍廣泛的保險產品，包括經本行在香港的逾110間分行和顯卓理財中心，推銷「東亞人壽保險系列」和特選的一般保險產品。其他渠道則包括保險代理、經紀、聯盟夥伴、本行和藍十字網站等。

藍十字於2005年錄得總保費收入上升達24%；人壽保險和一般保險的保費收入增幅則分別為51%和4%。

藍十字的保險產品信譽昭著，屢獲嘉獎，曾榮獲「最受歡迎旅遊保險公司」、「MIS亞洲區資訊科技卓越獎」、「傑出企業成就獎 — 醫療保險」等獎項。

藍十字不斷推出創新產品以提高市場份額，包括於7月推出「智得寵」計劃，為喜愛寵物人士提供貓狗醫療保險；另外，還於第4季推出全新的「裝修寶」，旨在保障投保人免因家居或辦公室裝修工程而引致財物損毀或第三者責任的賠償。

企業銀行業務

企業貸款

本行一向積極拓展企業貸款市場。在上半年，由於利率處於低水平，加上物業價值回升和本地需求強勁，各行各業對貸款的需求殷切。然而，利率和油價在下半年持續上升，令本地企業開始減慢其業務擴展速度。總體而言，雖然企業在營業額方面取得良好表現，但盈利增長僅屬溫和。

銀行業在各個行業貸款業務和貸款種類上的競爭依然激烈。為促進業務增長和擴闊客源，本行在年內積極參與多宗優質而又能保證收益的交易。此外，澳門經濟日益繁榮，吸引到不少本港和國際投資者往該地投資，而他們對在港融資的需求亦與日俱增。本行迅速掌握箇中良機，為該等投資者提供所需貸款。

本行在年內積極參與多項大型企業的新融資計劃，包括在香港和澳門的地產發展和投資項目、為企業籌措營運資金、首次公開招股前的融資活動，以及協助內地大型企業透過在港分支機構收購


中小型企業貸款
助你「發」展業務「大」計



The "SME Loan Programme" and the "Corporate Tax Loan Programme" were tailor-made for small to medium-sized enterprises.
「中小型企業貸款計劃」和「企業稅務貸款計劃」是為中小型企業度身設計的貸款方案。


企業稅務貸款計劃

BEA successfully completed seven projects as a Receiving Bank in 2005.
本行在2005年成功擔任7個新股上市項目的收票銀行。

investment projects in Hong Kong and Macau, working capital financing and IPO pre-financing. The Bank also secured deals to finance overseas acquisitions made by large PRC corporations via their Hong Kong subsidiaries. The Bank has underwritten and participated in numerous syndicated deals, including a HK$5,200 million syndicated loan facility to CITIC Pacific Limited, a HK$3,600 million syndicated loan facility to Hopewell Highway Infrastructure Limited and a US$729 Million syndicated loan facility to Wynn Resorts (Macau), S.A.

In the small to medium-sized enterprise market, BEA continues to focus on companies with promising business prospects, offering tailor-made banking facilities and a comprehensive range of value-added services. The Bank launched several loan schemes targeted at this segment, including the "SME Loan Programme", the "Trade Finance Programme" and the "Corporate Tax Loan Programme".

Commercial advances were in strong demand in the first 6 months of the year, but flattened in the second half in front of the backdrop of surging interest rates and oil prices. Equipment and vehicle financing maintained satisfactory growth throughout the year as a result of the Bank's focus on enhancing its business relationships with equipment and vehicle dealers. On the other hand, the taxi and public light bus loan business recorded a mild drop as BEA continued to adopt a prudent lending policy. A zero-write off record was maintained for the taxi and public light bus portfolio during the period.

The Bank organised a number of information seminars for corporate customers in 2005, aiming to further enhance the relationship with these customers. For example, in January, BEA organised a seminar under the theme "Global Economic Outlook and Foreign Exchange Market for 2005". The seminar provided useful macro economic and market information to assist customers in developing their business plans for the year ahead.

In October, BEA organised a seminar on "Capturing Business Opportunities in China: New Directions and Developments in the Expanding Mainland Market". Three experts on China were invited to share their insights and experience with the Bank's customers.

In mid-January 2006, BEA held a seminar entitled "Charting Course for 2006: The Outlook Opportunities". The seminar brought together distinguished leaders in the fields of economics, real estate, foreign exchange, and investment with BEA's corporate and personal-banking customers.

Securities Lending

BEA maintained its market share in stagging loans for IPOs in 2005, achieving a 38% increase in loan activity in line with the rise in IPO fundraising. The Bank was also active in providing IPO Receiving Bank services, successfully completing seven projects, including The Link REIT, the largest real estate investment trust issued to date, and China Construction Bank, the first of China's Big Four banks to list in Hong Kong. BEA recorded a 24% increase in traditional share financing loans during 2005, and will strive to establish an even stronger foothold in local stock market financing in 2006.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

To provide greater flexibility in the management of voluntary contributions, BEA launched a new service, the MPF Personal Contribution Account ("PCA"), in April 2005. A PCA can be opened by anyone interested in saving for retirement; it is not necessary to have an MPF account with BEA to qualify. BEA is the first MPF trustee in Hong Kong to offer this service.


BEA東亞銀行
Charting Course for 2006 : The Outlook & Opportunities

The Bank organised three informative seminars for corporate customers in 2005, further enhancing the relationship with these customers.
本行在年內為企業客戶舉辦3個資訊性研討會,進一步加強與客戶的關係。

海外資產安排所需資金,計有:中信泰富有限公司涉資港幣52億元的銀團貸款、合和公路基建有限公司涉資港幣36億元的銀團貸款和永利渡假村(澳門)股份有限公司涉資7億2,900萬美元的銀團貸款。

在中小型企業貸款市場,本行持續以一些前景優良的中小型企業為首要目標對象,為其度身設計貸款方案和全面的增值服務。本行在年內為中小型企業推出多項貸款計劃,包括「中小型企業貸款計劃」、「貿易融資計劃」和「企業稅務貸款計劃」。

客戶在上半年對商業貸款的需求殷切,但由於在下半年利率和油價上升,此類貸款的需求已轉趨平穩。有賴本行與設備和汽車代理商的業務關係愈加緊密,本行的設備和汽車融資業務在年內取得滿意增長。由於本行持續採取審慎的貸款政策,年內的士和公共小巴貸款業務輕微下跌,但仍能保持零撇賬的優秀紀錄。

本行在年內為企業客戶舉辦了多個資訊性研討會,進一步加強雙方關係,其中包括在1月舉行的「環球經濟前景與外匯市場2005」研討會,旨在從宏觀角度分析環球經濟,為與會客戶提供實用參考資訊,助其規劃來年業務發展。

在10月,本行舉辦「掌握形勢、捕捉商機:中國市場新動向」研討會,邀得3位中國財經專家跟與會者分享他們的精闢見解和營商經驗。

2006年1月中旬,本行再次舉辦研討會,主題為「2006年營商新路向:前景與商機」。研討會邀得在經濟、地產、外匯和投資界的知名人士與本行企業和個人客戶一同展望今年市場前景。

證券貸款

本行在新股上市的認購貸款業務上維持市場份額,隨著年內新股上市融資項目增加而錄得38%的業務增長。本行亦積極參與公開招股項目,例如擔任7個新股上市項目的收票銀行,包括全球最大型的房地產投資信託基金 — 領匯房地產投資信託基金,及內地四大國有銀行之一的中國建設銀行。傳統證券融資業務方面,本行錄得24%的貸款總額增長。在2006年,本行將會繼續著力爭取在本地證券貸款業務上佔據更大的市場份額。

東亞銀行(信託)有限公司

強制性公積金

本行於2005年4月推出全新的強積金個人供款賬戶服務,為強積金計劃成員提供更具彈性的自願性供款安排。新的賬戶服務讓成員無需在本行開立強積金賬戶,亦可將個人供款存入本行,為未來儲蓄而作退休之用。本行為全港首間強積金核准受託人接納非本行強積金客戶在本行開立個人供款賬戶。



The Bank launched over 30 different Linked Deposit products in 2005, giving customers more investment options.
本行於年內成功推出逾30個掛鈎存款產品，讓客戶享有更多投資選擇。

In addition, BEA launched three new constituent funds under its Master Trust Scheme in September 2005, namely BEA (MPF) Asian Growth Fund, BEA (MPF) Hong Kong Growth Fund and BEA (MPF) Global Bond Fund. With the new funds, scheme members now have more investment options.

The strength of BEA's MPF investment team was underscored at the end of the year, when it was reported that BEA ranked the second in the MPF Index compiled by Mercer Human Resource Consulting for the one-year period ended September 2005.

Trust Services

In addition to the provision of MPF services, Bank of East Asia (Trustees) Limited also offers a wide range of trustee services to both individual and corporate customers. Four sub-funds were successfully launched under the BEA Signature Portfolio Fund in January 2005, namely BEA Aggressive Fund, BEA Growth Fund, BEA Balanced Fund and BEA Stable Fund.

WEALTH MANAGEMENT

Structured Products

The Bank launched over 30 different Linked Deposit products in 2005. A major milestone was achieved during the year, with distribution of principal protected structured products having been extended to all branches on the Mainland and in Macau, significantly increasing the base of potential customers.

The Bank also introduced the mass market to a number of innovative investment products with exotic options that were previously only available to affluent individuals. Furthermore, products with shorter tenors and early redemption features were offered to give customers a higher degree of flexibility to take advantage of the buoyant market.

During the year, the transaction volume of structured deposits increased by 7.7%, while the total outstanding structured products portfolio increased by 60%.

Mutual Fund Business / Asset Management

Timely market information is the key to smart investing. In order to make it easier for the Bank's customers to access such intelligence, the Bank revamped its online Cyberfund Centre and joined forces with ET-Wealth (a subsidiary of the listed Hong Kong Economic Times Group). With the revamp, the Bank has significantly enhanced the content of its financial news and information on investment funds.

In 2005, the investment fund business of the Bank grew by more than 15% in terms of net assets under custody.

Due to the strong performance of several BEA investment funds and a 23% increase in assets under management from the MPF business, the Bank's investment management subsidiary, East Asia Asset Management Company Limited, recorded a significant increase in profit of over 39% in 2005.

Bancassurance

Bancassurance business continued to achieve double-digit growth in 2005, with a 30% increase in insurance premium income. The Bank further enhanced its insurance product range by developing market-responsive insurance products, particularly single premium, refundable term life, and annuity plans. Customers can now access BEA's insurance products at the branches, or via the Internet and by telephone.



With distribution of principal protected structured products having been extended to the Mainland and Macau, BEA had significantly increased the base of potential customers.
本行將結構產品業務拓展至內地和澳門,令潛在客戶基礎顯著擴大。

此外,本行於9月在集成信託計劃下新增3個成分基金,分別為東亞(強積金)亞洲增長基金、東亞(強積金)香港增長基金和東亞(強積金)環球債券基金,為成員提供更多元化的基金選擇。

在年底,本行強積金投資管理隊伍以其實力獲得嘉許。本行在Mercer Human Resource Consulting編製的截至2005年9月年度MPF Index中,榮獲最佳表現強積金服務供應商的第2名。

信託管理服務

除提供強積金服務外,東亞銀行(信託)有限公司亦為個人和企業客戶提供廣泛系列的信託服務。2005年1月,本行在「東亞尊享組合基金」下成功推出「東亞進取基金」、「東亞增長基金」、「東亞均衡基金」和「東亞平穩基金」4個成分基金。

財富管理服務

結構產品

在2005年,本行合共推出逾30個掛鈎存款產品。本行於年內同時在內地和澳門推售保本結構投資產品,令潛在客戶基礎顯著擴大,為推展結構產品業務邁出重要的一步。

本行亦向公眾人士推出多項創新投資產品,使目標對象不再局限於富裕客戶;另外,又推出了年期較短和可以提早贖回的產品,讓客戶享有更靈活的投資選擇,掌握結構產品市場發展蓬勃而帶來的投資良機。

結構存款產品的成交量在年內增加7.7%,結構產品的認購總額則上升60%。

互惠基金業務/資產管理

迅速掌握最新市場資訊,是精明投資的關鍵。為方便客戶瞭解最新市場資訊,本行與上市公司香港經濟日報集團旗下的環富通,合作推出全新的「東亞網上基金中心」,大大加強其中的財經消息和投資基金資訊內容。

本行於年內所管理的投資基金業務資產值錄得逾15%的增長。

由於本行多個投資基金的表現突出,加上本行所管理的強積金資產值增加23%,本行專責投資管理的附屬機構 — 東亞資產管理有限公司年內溢利上升39%,增幅可觀。

銀行保險業務

銀行保險業務在2005年續有雙位數字增長,保費收入升幅為30%。本行憑藉開發切合市場需要的保險產品,進一步拓闊產品範圍,特別推出了整付保費計劃、保費回贈壽險和年金計劃等。客戶現可在本行分行或透過本行網站和投保熱線,投保本行提供的各式保險計劃。



The Bank re-launched BEA Private Banking in September 2005 to enhance its offering of value-added wealth management services for high net worth customer segment.
本行於2005年9月成立私人銀行部，著力提升本行為高資產值客戶提供的財富管理增值服務。

With the aim of increasing the penetration rate of insurance products within the Bank's customer base, various cross-selling campaigns to targeted customers from credit card, mortgage loans and children's savings accounts were introduced in 2005. Sophisticated marketing segmentation and sales promotion strategies were employed to achieve budgeted growth. In particular, a series of road shows were organised at various shopping centres to strengthen brand awareness.

Private Banking

The Bank re-launched BEA Private Banking in September 2005, aiming to be a leading provider of premier wealth management services to key clients in the region. Established as a separate unit under the Wealth Management Division of the Bank, this new unit enhances the Bank's offering of value-added wealth management services for the high net worth customer segment.

Through BEA Private Banking, select customers have access to dedicated, relationship oriented, trusted and professionally trained bankers on a one-to-one basis. BEA Private Banking encompasses an extensive range of services for managing personal wealth, including advisory and discretionary portfolio management, treasury and structured products, dealing in securities and funds, family trust and estate planning, in addition to the full range of banking services.

INVESTMENT BANKING AND SERVICES

East Asia Securities Company Limited – Securities Cybertrading

East Asia Securities continued to benefit from the improving local market sentiment and investor confidence during the past year.

The Company has dedicated itself to continually raising its standard of services in order to meet the increasingly sophisticated demands of its customers and the marketplace. As a measure of its success, the Company registered a 16% rise in the number of Cybertrading accounts during 2005. As of 31st December, 2005, more than 49% of the Company's securities clients were subscribers to the Cybertrading Service.

East Asia Securities has instituted various incentive schemes to encourage clients to execute trades via its user-friendly electronic trading platform. The schemes have generated strong positive response from clients. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 50% of the number of trades and 36% of transaction value.

With a view to further enhancing the Cybertrading Service, East Asia Securities has plans to introduce an eIPO Service and further enhance its IVRS Trading System and Mobile Phone Trading in the first half of 2006.

East Asia Futures Limited – Futures Cybertrading

For the year 2005, East Asia Futures, the wholly-owned futures and options broking arm of the Bank, benefited greatly from the improved local market conditions. The Company has recorded significant growth in its client base since the launch of its online real time trading platform in August 2004 – the Futures Cybertrading System.

Year to year, the Company registered growth of 34% in the number of Futures Cybertrading accounts. As of 31st December, 2005, more than 67% of the Company's clients had subscribed to the Futures Cybertrading Service.

Customers are encouraged to execute trades via BEA's user-friendly Securities and Futures Cybertrading platforms, which enable them to keep abreast of the latest market trends.
客戶可使用本行網站的實時電子交易平台買賣股票和期貨,緊貼市況,方便快捷。

為增加保險產品在本行客戶群中的滲透率,本行在年內為信用卡、按揭貸款和兒童儲蓄賬戶等業務的目標客戶,推行了形形色色的市場推廣計劃,同時亦採取先進的市場分層和促銷策略,務求達到設定的增長率,其中包括在多個商場舉行一系列的展銷活動,提升本行保險品牌的知名度。

私人銀行業務

本行於9月成立私人銀行部,為亞太區內主要客戶提供尊貴的財富管理服務,以期成為此項服務的主要提供者。私人銀行部隸屬於財富管理處,著力提升本行為高資產值客戶提供的財富管理增值服務。

本行資深專業的私人銀行經理竭誠待客,貼身照顧特選客戶的需要,除全面的銀行服務外,還提供多種個人理財服務,範圍涵蓋諮詢和資產管理支援、資金和結構產品、證券和基金買賣、家庭信託和財產規劃。

投資銀行服務

東亞證券有限公司 — 電子網絡股票買賣服務

在2005年,東亞證券有限公司受惠於本地市場氣氛好轉和投資信心增加,業務持續增長。

該公司成功提高電子網絡股票買賣服務的素質,迎合客戶和市場的更高要求。這從該公司於年內的電子網絡買賣服務賬戶數目上升16%,以及於12月31日已有逾49%的證券客戶登記使用此項服務中,已經得到反映。

為鼓勵客戶使用操作簡易的電子交易平台買賣股票,該公司提供各項優惠計劃,並得到客戶廣泛的支持。現時,透過電子網絡股票買賣系統完成的交易,分別佔本行錄得總成交宗數和總成交金額的50%和 36%。

為進一步提升電子網絡股票買賣服務的素質,該公司現正計劃推出電子初次公開招股服務,並會於2006年上半年提升其「話音識別互動買賣系統」和流動電話股票買賣服務。

東亞期貨有限公司 — 電子網絡期貨買賣服務

本行全資附屬期貨和期權買賣服務機構 — 東亞期貨有限公司,在2005年內明顯受惠於本地市場環境轉好,自2004年8月推出網上實時期貨交易平台 — 電子網絡期貨買賣系統以來,客戶人數錄得可觀增長。

該公司在電子網絡期貨買賣服務賬戶數目方面,取得按年增長34%;於2005年12月31日,已有超過67%的期貨客戶登記使用此項服務。


BEA東亞銀行
杭州分行開業典禮



BEA further expanded its strong presence in China with the total number of outlets reaching 23.
本行持續擴大在內地的業務版圖，內地網點數目現已增至23個。

East Asia Futures has instituted various incentive schemes to encourage clients to execute trades via its user-friendly electronic trading platform. Currently, the volume of transactions executed via the Futures Cybertrading System, expressed as a percentage of total turnover, accounts for some 40% of trades and 35% of transaction value.

CHINA OPERATIONS

In 2005, BEA opened two branches in Hangzhou and Chongqing, two sub-branches in Shanghai Xintiandi and Shenzhen Nanshan as well as two representative offices in Suzhou and Dongguan. At present, BEA has a total of 23 outlets in China, including 11 branches, 6 representative offices and 6 sub-branches. Further expansion is planned for 2006, including but not limited to upgrading the existing representative offices into full branches and establishing more sub-branches on the Mainland and in Macau.

To explore the bancassurance business opportunities in China, BEA entered into cooperation agreements with China Pacific Insurance Company Limited and China Life Insurance Company Limited during the year. Nine out of the eleven branches in China have already obtained agency licences for marketing both life and general insurance products.

BEA launched five derivative products in China and one derivative product in Macau during the year, with encouraging sales results. BEA will continue to develop innovative personal banking products to suit the needs of the local market.

Furthermore, BEA obtained approval from the State Administration of Foreign Exchange to provide RMB forward services to its customers.

In 2005, BEA has achieved a significant growth of 50% in the loan portfolio and 74% in the net profit in the China, Taiwan and Macau markets. BEA is confident that the business units in these three markets would be able to maintain this growth momentum in 2006.

OVERSEAS OPERATIONS

In 2005, BEA continued the implementation of its international expansion strategy. In March, The Bank of East Asia (Canada) opened a branch in the city of Vancouver. In April, BEA exercised the option to increase its shareholding in P.T. Bank Resona Perdania, its joint venture bank in Indonesia, raising its stake from 24.89% to 30%.

In June, The Bank of East Asia (U.S.A) N.A. ("BEA-USA") opened its fourth California branch in Torrance. To further strengthen BEA's presence in the United States, in December, East Asia Holding Company, Inc., a wholly-owned subsidiary of BEA, signed a definitive agreement to acquire National American Bankcorp ("NABancorp"). NABancorp is the holding company for National American Bank ("NAB"), a commercial bank with three branches in the San Francisco Bay Area. NAB will be merged into BEA-USA following the completion of the acquisition in the second quarter of 2006. The acquisition will enable BEA Group to expand its network into the dynamic San Francisco market, and it will provide a platform for further growth in northern California.

BEA-USA is also preparing to open two additional branches in New York City in the first half 2006. Cyberbanking Services will be extended to customers beginning in the second quarter of 2006. By mid 2006, BEA-USA will have a total of 10 branches in the U.S.


全面业务合作协议

The Bank entered into cooperation agreements with China Life Insurance and China Pacific Insurance.
本行先後與中國人壽和中國太平洋保險簽署合作協議，開拓在內地的銀行保險業務。



A new branch was opened in Vancouver City by The Bank of East Asia (Canada).
加拿大東亞銀行於溫哥華市開設了新分行。

為鼓勵客戶使用操作簡易的電子交易平台買賣期貨，該公司提供各項優惠計劃。目前，透過電子網絡期貨買賣系統完成的交易，分別佔本行錄得總成交宗數和總成交金額的約40%和35%。

中國業務

東亞銀行杭州分行和重慶分行、上海新天地支行和深圳南山支行，以及蘇州代表處和東莞代表處已於2005年開業。本行現於內地設有23個網點，包括11間分行、6個代表處和 6 間支行，並準備於2006年申請把現有在內地的代表處升格為分行，及在內地和澳門增設支行。

在2005年，本行先後與中國太平洋保險有限公司和中國人壽有限公司簽署合作協議，開拓在內地的銀行保險業務。本行在內地的11間分行中，已有9間取得保險兼業代理許可證，可在內地向客戶推售人壽保險和一般保險。

年內，本行除在內地推出5個衍生金融產品外，還在澳門首次推出衍生金融產品，銷售成績令人鼓舞。本行將會繼續開發創新個人銀行產品，切合當地市場需求。

另外，本行亦已獲得中國國家外匯管理局批准，為客戶提供人民幣遠期合約服務。

本行在內地、澳門和台灣分行業務的貸款組合，於2005年共錄得50%的重大升幅，除稅後利潤增幅更加為74%。本行有信心這3個市場的業務在2006年將繼續維持增長。

海外分行業務

本行貫徹推行其致力擴展國際業務的策略。繼加拿大東亞銀行於3月在溫哥華市開設分行後，本行於4月行使權利，增持其在設於印尼的聯營公司P.T. Bank Resona Perdania 的股權，由24.89%增加至30%。

6月，美國東亞銀行在托倫斯市開設其第4間加州分行。為擴大本行在美國的業務版圖，本行於12月透過全資附屬公司East Asia Holding Company, Inc.簽署正式協議，收購National American Bancorp (NABancorp)。NABancorp 是美國國家銀行的控股公司；美國國家銀行從事商業銀行業務，在三藩市海灣區設有3間分行。根據收購協議，在2006年第2季本行完成收購後，美國國家銀行將合併於美國東亞銀行內。此項收購有助本行把業務網絡擴展至商機蓬勃的三藩市市場，為進一步拓展北加州市場奠定穩固基礎。

美國東亞銀行亦正籌備於2006年上半年在紐約市增設兩間分行，以及在2006年第2季起，為客戶推出電子網絡銀行服務。到2006年年中，該行將會在美國設有10間分行。

In 2005, BEA overseas business units recorded a growth of 15% in the loan portfolio. Despite heavy loan prepayments and lesser-than-expected growth due to strong liquidity and high interest rate environment, overseas business units achieved an increase of 40% in net profit for the year ended 31st December, 2005. The overseas business units will continue to carry out the mission of improving profitability and providing high quality niche banking services to its target customers.

CORPORATE SERVICES

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is a leading provider of business, corporate and investor services in the region. These services include accounting, company formation, corporate compliance and company secretarial, executive search and selection, initial public offerings ("IPO") and share registration, payroll outsourcing and fund and trust administration.

Tricor recorded significant growth in revenue for the year and is the key contributor to the BEA Group's fees and commission income. The continued improvement in the business environment in Hong Kong has benefited Tricor's operations. The company has experienced strong demand for its corporate compliance services from both private and publicly listed companies in Hong Kong, its IPO and share registration services as well as its executive search work. Furthermore, its overseas operations have made a respectable contribution to Tricor's total revenue.

In May 2005, Tricor acquired the company secretarial business of Ernst & Young in the British Virgin Islands, adding strength to Tricor's already successful corporate services practice there. Continuing with its regional expansion strategy, in July 2005, Tricor acquired a substantial interest in the client accounting, payroll outsourcing and executive recruitment businesses of PricewaterhouseCoopers in Thailand, the leading accounting firm in that country. Pursuant to a sale and purchase agreement signed in December 2005, Tricor completed the acquisition of a reputable corporate services practice in Malaysia on 12th January, 2006. Tricor also set up operations in Shenzhen, its third office on the Mainland, in October 2005.

As of January 2006, Tricor operates in 10 cities in the region. As market leader in business, corporate and investor services, Tricor will continue to look for business opportunities in Greater China and elsewhere.

On 16th January, 2006, Tricor consolidated its Hong Kong offices into a single location at Three Pacific Place on Hong Kong Island. The consolidation will facilitate the further integration of the company's various business lines, systems and resources.

HUMAN RESOURCES

The Bank of East Asia Group employees at 31st December, 2005:

Hong Kong	4,518
Other Greater China	1,507
Overseas	418
Total	6,443

The year 2005 was a challenging year for human resources professionals, especially for those serving in the field of recruitment and retention. To meet these challenges, the Bank has continuously reviewed its human resources programmes to attract high calibre candidates and to retain outstanding performers. These programmes include enhancement of staff benefits, rewards to top performers, enrichment programmes for staff development, and best practice benchmarking conducted by external human resources consultants.

The Bank is committed to enhancing the capability and developing the potential of its staff in order to assist them to face the changing needs of their work. Besides regular in-house training programmes, the Bank has collaborated with university professors and external training consultants to design and organise customised training courses.

David LI Kwok-po
Chairman and Chief Executive

Joseph PANG Yuk-wing
Executive Director

CHAN Kay-cheung
Executive Director

Hong Kong, 10th February, 2006


tricor

Tricor operates in 10 cities in the region following the completion of a series of acquisition and expansion plans.
繼完成多項收購和拓展計劃後，卓佳業務覆蓋區內10個城市。



The Bank has collaborated with university professors and external training consultants to organise customised training courses.
本行與大學教授和培訓顧問合作，為員工度身訂造培訓課程。

海外分行業務於2005年錄得15%的貸款業務增長。儘管在資金充裕和息率高企的環境下，提早還款個案大增，令業務增長遜於預期，在截至2005年12月31日止年度，海外分行業務的淨經營溢利仍然保持上升，升幅為40%。本行各海外業務機構均致力持續改善盈利能力，為所在地區的目標客戶提供優質的銀行服務。

企業服務

本集團成員 — 卓佳集團在區內企業和投資者服務市場居於領先地位，服務範圍涵蓋會計、公司成立、企業法規監管及公司秘書、行政人員招聘、首次公開招股及股份登記、支薪外判，以及資金和信託行政管理等。

卓佳在年內錄得可觀的收益增長，為本集團的收費和佣金收入總額帶來顯著貢獻。其業務因香港營商環境持續改善而受惠，本地客戶對私營和上市公司的企業法規監管、首次公開招股和股份登記、行政人員招聘等服務的需求甚殷。此外，卓佳海外業務的成績亦不俗，是其收入總額增長的主要來源之一。

2005年5月，卓佳收購安永會計師事務所在英屬處女群島的公司秘書服務，使其在該地優秀的企業服務業務更添實力。卓佳貫徹其在區內的業務拓展策略，於7月收購羅兵咸永道會計師事務所在泰國的客戶會計、支薪外判和行政人員招聘業務的重大股權。此外，根據於12月簽署的買賣協議，卓佳亦已於2006年1月12日完成收購馬來西亞一間信譽超卓的企業服務公司。2005年10月，卓佳於深圳設立辦事處，此為其在內地的第3個業務據點。至2006年1月，卓佳的業務覆蓋區內10個城市。卓佳在商業、企業和投資者服務處於市場前列，將繼續探索在大中華區以至世界各地的商機。

2006年1月16日，卓佳將其在香港的多個辦事處整合，集中於太古廣場三期。此舉將能促進其不同業務、系統和資源的進一步統合。

人力資源

東亞銀行集團於2005年12月31日的員工人數如下：

香港	4,518
大中華其他地區	1,507
海外	418
合計	6,443

為招攬和保留優秀的員工，人力資源工作人員在2005年備受考驗。為此，本行持續檢討人力資源政策，包括增加員工福利、獎賞傑出的員工、推行員工培訓和發展計劃，以及委託人力資源顧問制定最佳作業標準等。

本行致力提升和發展員工的專業才能，幫助員工面對不同的工作需求。除了定期舉行培訓課程外，本行亦與若干大學教授和培訓顧問合作，為員工度身訂造適當的培訓課程。

主席兼行政總裁	*執行董事*	*執行董事*
李國寶	**彭玉榮**	**陳棋昌**

香港，2006年2月10日

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT



DIRECTORS

Dr. The Hon. Sir David LI Kwok-po

GBS, OBE, MA, Hon. LLD (Cantab), Hon. DSocSc, FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur, Chairman and Chief Executive and Member of the Nomination Committee

Sir David, aged 66, is the Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is a Member of the Banking Advisory Committee and the Exchange Fund Advisory Committee. He is also a Member of the Council of the Treasury Markets Association. Sir David is a Member of both the Executive Council and the Legislative Council of Hong Kong. He is the Pro-Chancellor of the University of Hong Kong. He is the Chairman of the Advisory Board of The Salvation Army, Hong Kong and Macau Command, the Chairman of the Executive Committee of St. James' Settlement and the Chairman of Saint Joseph's College Foundation Limited, and also serves on Hong Kong Red Cross Advisory Board. Sir David is also the Chairman of The International Chamber of Commerce – Hong Kong, China and the Vice President of the Council of the Hong Kong Institute of Bankers.

Sir David joined the Bank in 1969. He was appointed a Director in 1977, Chief Executive in 1981, Deputy Chairman in 1995 and Chairman in 1997.

Sir David is a Director of AviChina Industry & Technology Company Limited, China Merchants China Direct Investments Limited, China Overseas Land & Investment Limited, COSCO Pacific Limited, Dow Jones & Company, Inc., Guangdong Investment Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, Hong Kong Interbank Clearing Limited, The Hong Kong Mortgage Corporation Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited and Vitasoy International Holdings Limited.

Sir David is the First Honorary Chairman of Hong Kong Chamber of Commerce in China, a member of the Board of Trustees of Asia Society International Council and Asia Business Council. He serves on the advisory board of Capital magazine and the international advisory boards of Carlos P. Romulo Foundation for Peace and Development, Daimler-Chrysler AG, Federal Reserve Bank of New York's International Advisory Committee, Hospital for Special Surgery, Komatsu, Lafarge, Scripps International Network and Sirocco Aerospace International SAE. Sir David is the Non-executive Chairman for Edelman Asia-Pacific, Deputy Chairman of SR Technics Holding Advisory Board, a Senior Adviser of Metrobank, a Senior Member of The Conference Board, Inc. and a Member of the Advisory Council to the Australian International School Board. He is an Emeritus Trustee of the Cambridge Foundation and a Trustee of the Cambridge Overseas Trust.

董事及高層管理人員的個人資料

Back row from left to right 後排左起	Front row from left to right 前排左起
Mr. TAN Man-kou 陳文裘先生	Mr. Eric LI Fook-chuen 李福全先生
Mr. Richard LI Tzar-kai 李澤楷先生	Dr. William MONG Man-wai 蒙民偉博士
Mr. CHAN Kay-cheung 陳棋昌先生	Dr. LEE Shau-kee 李兆基博士
Mr. Aubrey LI Kwok-sing 李國星先生	Dr. LI Fook-wo 李福和博士
Dr. Allan WONG Chi-yun 黃子欣博士	Dr. The Hon. Sir David LI Kwok-po 李國寶爵士
Mr. Winston LO Yau-lai 羅友禮先生	Mr. WONG Chung-hin 黃頌顯先生
Mr. Thomas KWOK Ping-kwong 郭炳江先生	Dr. The Hon. Simon LI Fook-sean 李福善博士
Mr. Joseph PANG Yuk-wing 彭玉榮先生	Tan Sri Dr. KHOO Kay-peng 丹斯里邱繼炳博士
Mr. Kenneth LO Chin-ming 駱錦明先生	

董事

李國寶爵士

GBS, OBE, MA, Hon. LLD (Cantab), Hon. DSocSc, FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur, 主席兼行政總裁及提名委員會委員

李爵士，66歲，香港華商銀行公會有限公司及香港管理專業協會主席。他是銀行業務諮詢委員會及外匯基金諮詢委員會的委員，他亦是財資市場公會的議會成員。李爵士是香港行政會議成員及立法會議員。他是香港大學副校監。他是救世軍港澳軍區顧問委員會主席，聖雅各福群會執行委員會主席及聖約瑟書院基金有限公司主席，亦為香港紅十字會顧問團成員。李爵士亦是國際商會－中國香港區會主席以及香港銀行學會議會副會長。

李爵士在1969年加入本行、1977年任董事、1981年任行政總裁、1995年任副主席、繼而於1997年獲委任為主席。

李爵士亦出任其他機構董事，計有：中國航空科技工業股份有限公司、招商局中國基金有限公司、中國海外發展有限公司、中遠太平洋有限公司、道瓊斯公司、粵海投資有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、香港銀行同業結算有限公司、香港按揭證券有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司、SCMP集團有限公司及維他奶國際集團有限公司。

李爵士為中國香港(地區)商會第一榮譽主席、Asia Society International Council 及Asia Business Council信託委員會的委員。他亦是Capital magazine諮議委員會成員以及其他國際諮議委員會成員，計有：Carlos P. Romulo Foundation for Peace and Development、戴姆勒－克萊斯勒集團、紐約聯邦儲備銀行國際顧問委員會、Hospital for Special Surgery、Komatsu、Lafarge、Scripps International Network及Sirocco Aerospace International SAE。李爵士為Edelman Asia-Pacific的非執行主席、SR Technics Holding諮議會副主席、Metrobank的資深顧問、The Conference Board, Inc.的資深委員及Australian International School Board諮議會成員。他亦為Cambridge Foundation之名譽信託人及Cambridge Overseas Trust之信託人。

Dr. LI Fook-wo

CBE, BS, MCS, Hon. LLD, Hon. DSSc, FCIB, FHKIB, JP, Non-executive Director and Member of the Nomination Committee

Dr. Li, aged 89, is a former member of the Executive and Legislative Councils. He joined the Bank in 1940. He was appointed a Director in 1958 and was the Chief Manager from 1972 to 1976. He was appointed Chairman from 1984 to 1997. Dr. Li is the father of Mr. Aubrey LI Kwok-sing.

Mr. WONG Chung-hin

CBE, JP, Independent Non-executive Director and Member of the Audit Committee

Mr. Wong, aged 72, is a solicitor. He was appointed a Director in 1977. Mr. Wong is the Consultant of P.C. Woo & Co. He is also a Director of Hongkong Electric Holdings Limited and Hutchison Whampoa Limited.

Dr. LEE Shau-kee

Hon. DBA, Hon. DSSc, Hon. LLD, Independent Non-executive Director and Member of the Nomination Committee

Dr. Lee, aged 77, was appointed a Director in 1987. He is the Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. Dr. Lee is also the Chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. He is the Vice Chairman of Sun Hung Kai Properties Limited and a Director of Hong Kong Ferry (Holdings) Company Limited.

Dr. The Hon. Simon LI Fook-sean

GBM, Hon. LLD, FUC (Lond.), Hon. Fellow (CUHK), LLB (Lond.), Non-executive Director, Chairman of the Nomination Committee and Member of the Remuneration Committee

Dr. Li, aged 83, was appointed a Director in 1987. He is a former Vice President of the Court of Appeal.

Dr. Allan WONG Chi-yun

SBS, MBE, BSc, MSEE, Hon. DTech, JP, Independent Non-executive Director, Chairman of the Remuneration Committee, Member of the Audit Committee and the Nomination Committee

Dr. Wong, aged 55, was appointed a Director in 1995. He is the Chairman and Group Chief Executive Officer of VTech Holdings Limited. Dr. Wong holds a Bachelor of Science degree in electrical engineering from the University of Hong Kong, a Master of Science degree in electrical and computer engineering from the University of Wisconsin and an honorary degree of Doctor of Technology from the Hong Kong Polytechnic University. Dr. Wong is the Chairman of the Hong Kong Applied Science and Technology Research Institute and a member of the Council of Advisors on Innovation and Technology. He is also an independent non-executive director of China-Hongkong Photo Products Holdings Ltd. and Li & Fung Ltd. and a Director of Oasis Airlines Hong Kong Limited.

Mr. Aubrey LI Kwok-sing

BSc, MBA, Non-executive Director, Member of the Nomination Committee and the Remuneration Committee

Mr. Li, aged 55, was appointed a Director in 1995. He is a Director of Management Capital Limited. Mr. Li possesses extensive experience in the fields of investment banking, merchant banking and capital markets. He is also a Director of ABC Communications (Holdings) Limited, Cafe de Coral Holdings Limited, China Everbright International Limited, CNPC (Hong Kong) Limited, Kowloon Development Co. Ltd, Pokfulam Development Company Limited and Value Partners China Greenchip Fund Limited. He is the Chairman of Atlantis Asian Recovery Fund plc. Mr. Li is the son of Dr. LI Fook-wo.

李福和博士

CBE, BS, MCS, Hon. LLD, Hon. DSSc, FCIB, FHKIB, JP, 非執行董事及提名委員會委員

李博士，89歲，是前任行政局及立法局議員。他在1940年加入本行、1958年獲委任為董事、1972年至1976年任總經理、1984年至1997年任主席。他是李國星先生之父親。

黃頌顯先生

CBE, JP, 獨立非執行董事及審核委員會委員

黃先生，72歲，是律師。他在1977年獲委任為本行董事。黃先生為胡百全律師事務所顧問。他亦是香港電燈集團有限公司及和記黃埔有限公司之董事。

李兆基博士

Hon. DBA, Hon. DSSc, Hon. LLD, 獨立非執行董事及提名委員會委員

李博士，77歲，在1987年獲委任為本行董事。他是恒基兆業地產有限公司及恒基兆業發展有限公司之主席兼總經理、香港中華煤氣有限公司之主席、美麗華酒店企業有限公司董事長、新鴻基地產發展有限公司副主席及香港小輪(集團)有限公司之董事。

李福善博士

GBM, Hon. LLD, FUC (Lond.), Hon. Fellow (CUHK), LLB (Lond.), 非執行董事、提名委員會主席及薪酬委員會委員

李博士，83歲，在1987年獲委任為本行董事。他是前上訴庭副庭長。

黃子欣博士

SBS, MBE, BSc, MSEE, Hon. DTech, JP, 獨立非執行董事、薪酬委員會主席、審核委員會委員及提名委員會委員

黃博士，55歲，在1995年獲委任為本行董事。他是偉易達集團主席兼集團行政總裁。黃博士持有香港大學電機工程系理學士學位、美國麥迪遜威斯康辛大學電機及電腦工程科學碩士學位及香港理工大學頒授榮譽科技博士學位。黃博士為香港應用科技研究院主席以及創新科技委員會成員。他亦為中港照相器材集團有限公司及利豐有限公司之獨立非執行董事、以及甘泉航空有限公司的董事。

李國星先生

BSc, MBA, 非執行董事、提名委員會委員及薪酬委員會委員

李先生，55歲，在1995年獲委任為本行董事。他是偉業融資有限公司董事。李先生於投資銀行、商人銀行及資本市場界具廣泛經驗。他又為佳訊(控股)有限公司、大家樂集團有限公司、中國光大國際有限公司、中國(香港)石油有限公司、九龍建業有限公司、博富臨置業有限公司及Value Partners China Greenchip Fund Limited之董事。他是Atlantis Asian Recovery Fund plc.之主席。他是李福和博士之兒子。

Mr. Joseph PANG Yuk-wing

BSSc, MBA, Hon. DSocSc, Hon. Fellow (CUHK), ACIB, FHKIB, JP, Executive Director and Deputy Chief Executive

Mr. Pang, aged 56, joined the Bank in 1973. He was appointed Alternate Chief Executive in 1991 and was promoted to General Manager in 1992. He was further promoted to Deputy Chief Executive and was appointed a Director in 1995. He assists the Chief Executive in the overall management and control of the Group.

Mr. Pang is the Chairman of the Banking and Finance Industry Training Board of the Vocational Training Council and Vice President of the Hong Kong Institute of Bankers. He is a Member of the Board of Hong Kong Applied Science and Technology Research Institute Co., Ltd., a Member of the Investor Education Advisory Committee and the Process Review Panel for the Securities and Futures Commission. He is also a panel member of the Securities and Futures Appeals Tribunal. He is a Lay Observer of Independent Police Complaints Council Observers Scheme and a Trustee of the Retirement Schemes of The University of Hong Kong.

Dr. William MONG Man-wai

Hon. DBA, Hon. LLD, Hon. DSSc, Hon. DEng, Non-executive Director

Dr. Mong, aged 78, was appointed a Director in 1995. He is the Chairman and Senior Managing Director of Shun Hing Group. Dr. Mong is a Member of the One Country Two Systems Research Institute Advisory Committee. He is the Honorary Chairman of Hong Kong Electrical Appliances Manufacturers Association. Dr. Mong is the Honorary Chairman of the Board of Trustees of Nanjing University, a Consultant of the Tsinghua University Education Foundation, a Director of the Centre for Advanced Study Foundation of Tsinghua University, the Honorary Member of the Education Fund of Peking University, the Board of Trustees of Shanghai Jiao Tong University and a Member of the Board of Directors of Jinan University in Guangdong. He is also a Member of the Court of Hong Kong University of Science and Technology and Hong Kong Polytechnic University.

Mr. CHAN Kay-cheung

FHKIB, Executive Director and Deputy Chief Executive

Mr. Chan, aged 59, joined the Bank in 1965. He was the Company Secretary from 1987 to 1995 and was promoted to General Manager in 1992. Mr. Chan was appointed a Director in 1996 and was promoted to Deputy Chief Executive in 1997. He assists the Chief Executive in the overall management and control of the Group. Mr. Chan possesses extensive knowledge and experience in the banking industry. He is a Director of China Electronics Corporation Holdings Company Limited, Chu Kong Shipping Development Company Limited and Four Seas Food Investment Holdings Limited. He is also a Member of the MPF Industry Schemes Committee.

Mr. Winston LO Yau-lai

SBS, BSc, MSc, Independent Non-executive Director, Chairman of the Audit Committee and Member of the Remuneration Committee

Mr. Lo, aged 64, was appointed a Director in 2000. He is the Executive Chairman of Vitasoy International Holdings Limited. Mr. Lo is a Member of the National Committee of the Chinese People's Political Consultative Conference and a Member to the Court of the Hong Kong University of Science and Technology. He is also the Vice President of the Council of Outward Bound Trust of Hong Kong. Mr. Lo is a Director of The East Asiatic Company Ltd. A/S and Ping Ping Investment Company Ltd.

Tan Sri Dr. KHOO Kay-peng

PSM, DPMJ, KMN, JP, Hon. DLitt, Hon. LLD, Non-executive Director

Tan Sri Dr. Khoo, aged 67, was appointed a Director in 2001. He is the Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified

彭玉榮先生

BSSc, MBA, Hon. DSocSc, Hon. Fellow (CUHK), ACIB, FHKIB, JP, 執行董事兼副行政總裁

彭先生，56歲，在1973年加入本行、1991年任替任行政總裁、1992年擢升為總經理、1995年再擢升為副行政總裁並獲委任為本行董事。他協助行政總裁處理本集團之整體運作及管理。

彭先生是職業訓練局銀行及金融業訓練委員會主席，以及香港銀行學會副會長。他是香港應用科技研究院有限公司董事、證券及期貨事務監察委員會之投資者教育諮詢委員會及程序覆檢委員會的委員、以及證券及期貨事務上訴審裁處的上訴委員。他是投訴警方獨立監察委員會觀察員及香港大學僱員退休金計劃信託人。

蒙民偉博士

Hon. DBA, Hon. LLD, Hon. DSSc, Hon. DEng, 非執行董事

蒙博士，78歲，在1995年獲委任為本行董事。他是信興集團主席兼董事長。蒙博士是一國兩制研究中心顧問委員會委員。他是香港電器製造業協會名譽主席。蒙博士為南京大學董事會名譽董事長、清華大學教育基金會顧問、清華大學高等研究中心基金會董事、北京大學教育基金會名譽理事、上海交通大學董事會名譽董事以及廣東暨南大學董事會董事。他亦是香港科技大學顧問委員會委員以及香港理工大學顧問委員會委員。

陳棋昌先生

FHKIB, 執行董事兼副行政總裁

陳先生，59歲，在1965年加入本行、1987年至1995年任公司秘書、1992年擢升為總經理、1996年獲委任為本行董事、並於1997年擢升為副行政總裁。他協助行政總裁處理本集團之整體運作及管理。陳先生於銀行界具廣泛知識和經驗。他是中國電子集團控股有限公司、珠江船務發展有限公司及四洲食品投資控股有限公司之董事。他亦為強制性公積金行業計劃委員會委員。

羅友禮先生

SBS, BSc, MSc, 獨立非執行董事、審核委員會主席及薪酬委員會委員

羅先生，64歲，在2000年獲委任為本行董事。他是維他奶國際集團有限公司執行主席。羅先生是中國全國政協委員及香港科技大學顧問委員會成員。他亦是香港外展信託基金會副會長。羅先生是The East Asiatic Company Ltd. A/S及平平置業有限公司董事。

丹斯里邱繼炳博士

PSM, DPMJ, KMN, JP, Hon. DLitt, Hon. LLD, 非執行董事

丹斯里邱博士，67歲，在2001年獲委任為本行董事。他為MUI集團的董事主席兼行政總裁。MUI集團是一間業務多元化的企業集團，業務遍及亞太區、美國及英國。他亦為英國

operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is also the Chairman of Laura Ashley Holdings plc, UK, Corus Hotels plc, UK, Morning Star Resources Limited and a director of SCMP Group Limited, Hong Kong. He is a board member of Northwest University, Seattle, USA and serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council. Previously, Tan Sri Dr. Khoo had served as the Chairman of the Malaysian Tourist Development Corporation (a Government Agency), the Vice Chairman of Malayan Banking Berhad (Maybank), a trustee of the National Welfare Foundation, Malaysia, and a trustee of the Regent University, Virginia, U.S.A.

Mr. Thomas KWOK Ping-kwong

MSc (Bus Adm), BSc (Eng), FCPA, JP, Independent Non-executive Director, Member of the Audit Committee and the Remuneration Committee

Mr. Kwok, aged 54, was appointed a Director in 2001. Mr. Kwok is the Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited and an Executive Director of SUNeVision Holdings Limited. He is Chairman of the Board of Directors of the Faculty of Business and Economics of the University of Hong Kong and Executive Vice President of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed Member of the Exchange Fund Advisory Committee, the Provisional Construction Industry Co-ordination Board and the Council for Sustainable Development. He is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

Mr. Richard LI Tzar-kai

Non-executive Director

Mr. Li, aged 39, was appointed a Director in 2001. Mr. Li is the Chairman of PCCW Limited, one of Asia's leading companies in Information and Communications Technologies (ICT). He is also the Chairman and Chief Executive of the Pacific Century Group, the Chairman of Pacific Century Premium Developments Limited and Singapore-based Pacific Century Regional Developments Limited. He is a member of the Center for Strategic and International Studies' International Councillors' Group in Washington, D.C. and a member of the Global Information Infrastructure Commission. Mr. Li is also a Council Member of the Hong Kong Polytechnic University and the Chinese University of Hong Kong.

Mr. TAN Man-kou

FCPA, FCA, Independent Non-executive Director and Member of the Audit Committee

Mr. Tan, aged 69, was appointed a Director in 2004. Mr. Tan currently serves as a consultant to Deloitte Touche Tohmatsu. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales. Mr. Tan, who has over 30 years of public accounting experience, was until 2002 a partner with Deloitte Touche Tohmatsu. As partner, he was responsible for leading Deloitte's professional services in the areas of audit, tax, corporate finance, insolvency and listings. He had client responsibilities in China, Hong Kong, Europe and the United States.

Mr. Tan is a member of the Chinese People's Political Consultative Conference. He was a member of the Selection Committee of the Hong Kong Special Administrative Region. Mr. Tan is active in public service, and has been a member, an honorary treasurer, and a chairman of the Hong Kong Housing Society over the

羅拉雅斯里公共上市公司(Laura Ashley)、英國Corus Hotels plc及星晨集團有限公司之董事主席，以及香港SCMP集團有限公司董事。他是美國西雅圖西北大學的董事，亦是馬英商務理事會、馬中商務理事會及Asia Business Council的委員。丹斯里邱博士曾任馬來西亞旅遊發展機構（一個政府機構）之主席、馬來亞銀行(Maybank)之副董事主席、馬來西亞國家福利基金之信託人，以及美國維吉尼亞里貞大學之信託人。

郭炳江先生

MSc (Bus Adm), BSc (Eng), FCPA, JP, 獨立非執行董事、審核委員會委員及薪酬委員會委員

郭先生，54歲，在2001年獲委任為本行董事。郭先生現為新鴻基地產發展有限公司副主席兼董事總經理，三號幹線（郊野公園段）有限公司主席、IFC Development Limited聯席主席及新意網集團有限公司執行董事。他是香港大學經濟及工商管理學院理事會主席及香港地產建設商會第一副會長，並獲政府委任為外匯基金諮詢委員會委員、臨時建造業統籌委員會委員及可持續發展委員會成員。郭先生為廣州市榮譽市民及第九屆中華人民共和國全國政協上海市委員會的常務委員。郭先生持有英國倫敦大學工商管理碩士學位及倫敦大學帝國學院土木工程系學士學位。

李澤楷先生

非執行董事

李先生，39歲，在2001年獲委任為本行董事。李先生現為電訊盈科有限公司主席（該公司為亞洲領先的資訊及通訊科技公司之一）、盈科拓展集團主席兼行政總裁、盈科大衍地產發展有限公司主席，以及新加坡盈科亞洲拓展有限公司主席。他是美國華盛頓策略及國際研究中心國際委員會的成員，以及環球資訊基建委員會的成員。此外，李先生亦是香港理工大學及香港中文大學校董會的成員。

陳文裘先生

FCPA, FCA, 獨立非執行董事及審核委員會委員

陳先生，69歲，在2004年獲委任為本行董事。他現為德勤•關黃陳方會計師行顧問。他亦是香港會計師公會及英國及威爾斯特許會計師公會的資深會員。陳先生前為德勤•關黃陳方會計師行合夥人直至2002年，他擁有逾30年的會計經驗。作為合夥人，陳先生曾負責領導德勤提供審計、稅務、企業財務、破產及上市方面的專業服務；曾負責的客戶遍布中國、香港、歐洲及美國。

陳先生為中國人民政治協商會議全國委員會委員。他亦曾為香港特別行政區推選委員會委員。陳先生積極參與公眾服

course of more than 20 years. He also served as a member of the Airport Consultative Committee.

Mr. Tan is an Independent Non-executive Director of Harbour Centre Development Limited.

Mr. Kenneth LO Chin-ming

MA, BA, Independent Non-Executive Director and Member of the Audit Committee

Mr. Lo, aged 63, was appointed a Director in 2005. Mr. Lo is the Chairman and Chief Executive Officer of the Industrial Bank of Taiwan, the Chairman of IBT Management Corp., the Chairman of IBT Venture Co., the Chairman of Boston Life Science Venture Corp., the Honourable Chairman of the Chailease Group and the Chairman of Grand Pacific Holding Corp. (USA). He is also the Director of Taiwan Cement Corp. and the Director of Gainwell Securities Co., Ltd. (Hong Kong). Mr. Lo holds a B.A. in Economics from National Taiwan University and an M.A. in Finance from the University of Alabama. He has been with the banking and finance industry for over 35 years and had abundant experience in securities, trust, leasing, commercial banking, investment banking and venture capital. He was the President of Chinatrust Commercial Bank, the President of Chailease Group, the Vice Chairman of China Trust Bank (USA), the Managing Director of International Bank of Taipei, and the Director of Hua Nan Commercial Bank.

In addition to his highly recognized professional accomplishments, Mr. Lo is also active in public service. He is the Executive Supervisor of the Chinese National Association of Industry and Commerce, the Supervisor of the ROC Bankers Association, the Director of Mount Jade Science & Technology Association of Taiwan, the Director of US-Taiwan Business Council and a member of Dean's Advisory Council of the Sloan School of Business at the Massachusetts Institute of Technology. He was the President of Asian Leasing Association, the Charter Chairman of Taipei Presidents' Organization, and the Director of the ROC Bankers Association.

Mr. Eric LI Fook-chuen

BscEE, MscEE, MBA, FIM, Non-Executive Director

Mr. Li, aged 76, was appointed a Director in January 2006. Mr. Li is currently the Chairman and Chief Executive Officer of the Kowloon Dairy Limited. He holds a Bachelor of Science Degree in Electrical Engineering from the University of Arkansas, U.S.A., a Master of Science Degree in Electrical Engineering from the University of Michigan, U.S.A., and a Master Degree in Business Administration from the University of California, U.S.A. He is also a Fellow of the Chartered Management Institute. Mr. Li is a director of Joyce Boutique Holdings Limited.

SENIOR MANAGEMENT

Mr. Samson LI Kai-cheong

FCCA, CPA, FCIS, FCS, HKSI, General Manager and Head of Investment Banking Division

Mr. Li, aged 45, joined the Bank in 1987 as Chief Internal Auditor. He was promoted to Assistant General Manager in 1992 and Deputy General Manager in 1995. Mr. Li has been a General Manager of the Bank since 1997. He is currently the Head of the Investment Banking Division of the Bank. He is an Alternate Director (non-executive) of China Merchants China Direct Investment Limited.

Mr. Daniel WAN Yim-keung

BBA, MBA, FCCA, FCPA, CPM(HK), General Manager and Head of Strategic Planning & Control Division, Group Chief Financial Officer and Chief Compliance Officer

Mr. Wan, aged 47, joined the Bank in 1989 as Chief Internal Auditor. He was promoted to Assistant General Manager in 1992 and Deputy General Manager in 1995. He was appointed Group Chief Financial Officer in 1995. Mr. Wan has been a General Manager of the Bank since 1997. He is currently the Head of Strategic Planning & Control Division of the Bank. He is a Part-time Member of the Central Policy Unit and a Member of the Travel Industry Compensation Fund Management Board.

務，他曾出任香港房屋協會的委員、名譽司庫及主席逾20年；亦曾出任機場諮詢委員會委員。

陳先生為海港企業有限公司的獨立非執行董事。

駱錦明先生

MA, BA, 獨立非執行董事及審核委員會委員

駱先生，現年63歲，在2005年獲委任為本行董事。現為台灣工業銀行董事長，也是台灣工銀科技顧問公司 、台灣工銀創投公司、波士頓生物科技創投公司董事長、中租企業集團榮譽董事長、美國中租控股公司董事長，並擔任台灣水泥公司、香港敬威證券公司董事。駱先生為台灣大學經濟學士、美國阿拉巴馬州立大學商學碩士，他在金融業的資歷超過35年以上，在證券、信託金融、租賃、商業銀行、投資銀行及創業投資領域具備豐富之經驗，曾任中國信託商業銀行總經理、中租企業集團總經理、美國中信銀行副董事長、台北國際商業銀行常務董事、華南商業銀行董事，為深受業界敬重之資深金融家。

駱先生除專業素養備受推崇，亦十分熱心公益服務，目前擔任中華民國工商協進會常務監事、中華民國銀行公會監事、台灣玉山科技協會理事、中美經濟合作策進會理事、美國麻省理工學院商學研究所諮詢委員。曾任亞洲租賃協會會長、台北總裁協會創會會長、中華民國銀行公會理事。

李福全先生

BscEE, MscEE, MBA, FIM, 非執行董事

李先生，現年76歲，在2006年1月獲委任為本行董事。他現為九龍維記牛奶有限公司主席兼行政總裁。李先生持有美國阿肯色大學電機工程理學士學位、美國密歇根大學電機工程理碩士學位及美國加州大學工商管理碩士學位。他亦是特許管理學會的資深會員。李先生是Joyce Boutique Holdings Limited的董事。

高層管理人員

李繼昌先生

FCCA, CPA, FCIS, FCS, HKSI, 總經理兼投資銀行處主管

李先生，現年45歲，在1987年加入本行為總內部稽核，1992年擢升為助理總經理及1995年擢升為副總經理。李先生在1997年至今任本行總經理。他現為本行投資銀行處主管。他是招商局中國基金有限公司的候補董事(非執行)。

尹熖強先生

BBA, MBA, FCCA, FCPA, CPM(HK), 總經理兼策劃及調控處主管、集團財務總監及法規監管總監

尹先生，現年47歲，在1989年加入本行為總內部稽核，1992年擢升為助理總經理及1995年擢升為副總經理。他在1995年獲委任為集團財務總監。尹先生在1997年至今任本行總經理。他現為本行策劃及調控處主管。他是中央政策組非全職顧問及旅遊業賠償基金管理委員會委員。

CORPORATE INFORMATION
公司資料

Board of Directors 董事會

Dr. The Hon. Sir David LI Kwok-po 李國寶爵士
Chairman & Chief Executive *主席兼行政總裁*
Dr. LI Fook-wo 李福和博士
Mr. WONG Chung-hin* 黃頌顯先生*
Dr. LEE Shau-kee* 李兆基博士*
Dr. The Hon. Simon LI Fook-sean 李福善博士
Dr. Allan WONG Chi-yun* 黃子欣博士*
Mr. Aubrey LI Kwok-sing 李國星先生
Mr. Joseph PANG Yuk-wing 彭玉榮先生
Executive Director & Deputy Chief Executive *執行董事兼副行政總裁*
Dr. William MONG Man-wai 蒙民偉博士
Mr. CHAN Kay-cheung 陳棋昌先生
Executive Director & Deputy Chief Executive *執行董事兼副行政總裁*
Mr. Winston LO Yau-lai* 羅友禮先生*
Tan Sri Dr. KHOO Kay-peng 丹斯里邱繼炳博士
Mr. Thomas KWOK Ping-kwong* 郭炳江先生*
Mr. Richard LI Tzar-kai 李澤楷先生
Mr. TAN Man-kou* 陳文裘先生*
Mr. Kenneth LO Chin-ming* 駱錦明先生*
Mr. Eric LI Fook-chuen 李福全先生

* *Independent Non-executive Directors* ** 獨立非執行董事*

Audit Committee 審核委員會

Mr. Winston LO Yau-lai *Chairman* 羅友禮先生 *主席*
Mr. WONG Chung-hin 黃頌顯先生
Dr. Allan WONG Chi-yun 黃子欣博士
Mr. Thomas KWOK Ping-kwong 郭炳江先生
Mr. TAN Man-kou 陳文裘先生
Mr. Kenneth LO Chin-ming 駱錦明先生

Company Secretary 公司秘書

Ms. Molly HO Kam-lan *FCIS, FCS* 何金蘭小姐

Registered Office 註冊行址

10 Des Voeux Road Central
Hong Kong
香港德輔道中10號

Telephone : (852) 3608 3608
Facsimile : (852) 3608 6000
Website : www.hkbea.com
E-mail : info@hkbea.com

電話：(852) 3608 3608
傳真：(852) 3608 6000
網址：www.hkbea.com
電郵：info@hkbea.com

Auditors 核數師

KPMG 畢馬威會計師事務所
Certified Public Accountants *執業會計師*

General Managers 總經理

Mr. Samson LI Kai-cheong 李繼昌先生
FCCA, CPA, FCIS, FCS, HKSI
(Investment Banking Division) *(投資銀行處)*

Mr. Daniel WAN Yim-keung 尹焰強先生
BBA, MBA, FCCA, FCPA, CPM(HK)
(Strategic Planning & Control Division) *(策劃及調控處)*

Mr. TONG Hon-shing 唐漢城先生
BSc, ACIB, AHKIB, FCIS, FCS
(Personal Banking Division) *(個人銀行處)*

Mr. Adrian David LI Man-kiu 李民橋先生
MA (Cantab), MBA, LPC
(Corporate Banking Division) *(企業銀行處)*

Mr. Brian David LI Man-bun 李民斌先生
MA (Cantab), MBA, ACA
(Wealth Management Division) *(財富管理處)*

Mr. Raymond YU Hok-keung 余學強先生
BBF
(China Division) *(中國業務總部)*

Mr. CHAN Shuen-yuk 陳選玉先生
BA
(Operations Support Division) *(營運支援處)*

Share Listing 股份上市

The Stock Exchange of Hong Kong Limited
香港聯合交易所有限公司

Share Registrar 股份登記處

Standard Registrars Limited
Telephone : (852) 2980 1768
Facsimile : (852) 2861 1465

標準証券登記有限公司
電話：(852) 2980 1768
傳真：(852) 2861 1465

ADR Depositary Bank 美國預託證券託管銀行

The Bank of New York
Telephone : 1-212-815-3700
Toll free : 1-888-269-2377
Facsimile : 1-212-571-3050
E-mail : shareowners@bankofny.com

The Bank of New York
電話：1-212-815-3700
美國境內免費電話：1-888-269-2377
傳真：1-212-571-3050
電郵：shareowners@bankofny.com

LIST OF BRANCHES
分行一覽



1 The Head Office – Hong Kong 香港 — 總行

CHINA 中國

2 Beijing	北京
3 Tianjin	天津
4 Dalian	大連
5 Qingdao	青島
6 Suzhou	蘇州
7 Shanghai	上海
∘ Pudong	∘ 浦東
∘ Puxi	∘ 浦西
∘ Gubei	∘ 古北
∘ Xintiandi	∘ 新天地
8 Hangzhou	杭州
9 Xi'an	西安
10 Wuhan	武漢
11 Chengdu	成都
12 Chongqing	重慶
13 Fuzhou	福州
14 Xiamen	廈門
15 Guangzhou	廣州
∘ Tianhelu	∘ 天河路
∘ Huanshilu	∘ 環市路
16 Dongguan	東莞
17 Shenzhen	深圳
∘ Futian	∘ 福田
∘ Luohu	∘ 羅湖
∘ Nanshan	∘ 南山
18 Zhuhai	珠海
19 Macau	澳門
20 Taipei	台北
21 Kaohsiung	高雄

OVERSEAS 海外

22 British Columbia	英屬哥倫比亞
∘ Richmond	∘ 烈治文
∘ Vancouver City	∘ 溫哥華市
23 Ontario	安大略
∘ Richmond Hill	∘ 烈治文山
∘ Markham	∘ 萬錦市
∘ Mississauga	∘ 密西西加
∘ Scarborough	∘ 士嘉堡
24 Los Angeles	洛杉磯
∘ Alhambra	∘ 亞罕布拉市
∘ City of Industry	∘ 工業市
∘ Temple City	∘ 天普市
∘ Torrance	∘ 托倫斯市
25 New York	紐約
∘ New York Chinatown	∘ 紐約唐人街
∘ Flushing	∘ 法拉盛
26 British Virgin Islands	英屬處女群島
27 Birmingham	伯明翰
28 London	倫敦

SOUTHEAST ASIA 東南亞

29 Kuala Lumpur	吉隆坡
30 Singapore	新加坡
31 Labuan	納閩


NEW TERRITORIES
新界
KOWLOON
九龍
OUTLYING ISLANDS
離島
HONG KONG
香港

HONG KONG BRANCH NETWORK 香港分行網絡

S 1 **Main Branch 總行**

Hong Kong Branches 香港分行

	No.	Branch	分行
S	2	Aberdeen	香港仔
S	3	BEA Harbour View Centre	東亞銀行港灣中心
	4	Bonham Road	般含道
	5	Caine Road	堅道
S	6	Causeway Bay	銅鑼灣
	7	Central	中區
	8	Chai Wan	柴灣
	9	88 Des Voeux Road West	德輔道西88號
	10	Happy Valley	跑馬地
	11	Johnston Road	莊士敦道
	12	Kennedy Town Centre	堅城中心
	13	King's Road	英皇道
	14	Lei Tung Estate	利東邨
S	15	North Point	北角
	16	Quarry Bay	鰂魚涌
S	17	Queen's Road Central	皇后大道中
	18	Queen's Road East	皇后大道東
	19	Revenue Tower	稅務大樓
	20	Sai Wan Ho	西灣河
S	21	Shaukiwan	筲箕灣
S	22	Sheung Wan	上環
	23	Siu Sai Wan	小西灣
S	24	Taikoo Shing	太古城
	25	The University of Hong Kong	香港大學
S	26	United Centre	統一中心
S	27	Wanchai	灣仔

Kowloon Branches 九龍分行

	No.	Branch	分行
	28	Amoy Plaza	淘大商場
	29	Castle Peak Road	青山道
	30	Cheung Sha Wan Road	長沙灣道
	31	Chuk Yuen Estate	竹園邨
	32	Festival Walk	又一城
	33	Hoi Yuen Road	開源道
	34	Hong Kong Baptist University	香港浸會大學
	35	Houston Centre	好時中心
S	36	Jordan	佐敦
	37	Kowloon City	九龍城
S	38	Kwun Tong	觀塘
	39	Laguna City	麗港城
S	40	Langham Place	朗豪坊
	41	Lok Fu Estate	樂富邨
	42	Lower Wong Tai Sin Estate	黃大仙下邨
S	43	Ma Tau Wei Road	馬頭圍道
	44	Mei Foo Sun Chuen	美孚新邨
	45	Metropolis	國際都會
	46	Millennium City 5	創紀之城五期
S	47	Mongkok	旺角
S	48	Mongkok North	旺角北
	49	Olympian City	奧海城
S	50	One Peking	北京道一號
	51	Pau Chung Street	炮仗街
S	52	Prince Edward	太子
S	53	San Po Kong	新蒲崗
	54	Shamshuipo	深水埗
	55	Tai Hang Tung	大坑東
	56	The Hong Kong Polytechnic University	香港理工大學
	57	Tokwawan	土瓜灣
S	58	Tsim Sha Tsui	尖沙咀
	59	Tsz Wan Shan	慈雲山
	60	Waterloo Road	窩打老道
	61	Whampoa Garden	黃埔花園
S	62	Yaumatei	油麻地

New Territories Branches 新界分行

	No.	Branch	分行
	63	Chung Fu Shopping Centre	頌富商場
	64	East Point City	東港城
	65	Fanling	粉嶺
	66	Ha Kwai Chung	下葵涌
	67	Lingnan University	嶺南大學
	68	Ma On Shan Plaza	馬鞍山廣場
	69	Metro City Plaza	新都城中心
	70	Park Central	將軍澳中心
S	71	Shatin Plaza	沙田廣場
	72	Sheung Kwai Chung	上葵涌
	73	Sheung Shui	上水
	74	Sun Chui Estate	新翠邨
	75	Tai Po	大埔
	76	Tai Po Plaza	大埔廣場
	77	Tai Wai	大圍
	78	The Hong Kong Institute of Education	香港教育學院
	79	Tsing Yi Garden	青怡花園
S	80	Tsuen Wan	荃灣
	81	Tuen Mun	屯門
S	82	Tuen Mun Town Plaza	屯門市廣場
S	83	Yuen Long	元朗

Outlying Islands Branches 離島分行

	No.	Branch	分行
	84	Cheung Chau	長洲
	85	Fu Tung Estate	富東邨
	86	Silvermine Bay	梅窩
	87	Tai O	大澳

S With SupremeGold Centre
設有顯卓理財中心

CHINA BRANCH NETWORK 中國分行網絡

		Telephone 電話
Beijing Branch	北京分行	(86 10) 6554 3101
Shanghai Branch	上海分行	(86 21) 6888 0333
Shanghai Puxi Sub-Branch	上海浦西支行	(86 21) 6323 3518
Shanghai Gubei Sub-Branch	上海古北支行	(86 21) 6208 3102
Shanghai Xintiandi Sub-Branch	上海新天地支行	(86 21) 5382 7222
Dalian Branch	大連分行	(86 411) 8265 2873
Xi'an Branch	西安分行	(86 29) 8720 1158
Xiamen Branch	廈門分行	(86 592) 585 4986
Guangzhou Branch	廣州分行	(86 20) 8755 1892
Guangzhou Huanshilu Sub-Branch	廣州環市路支行	(86 20) 8386 1228
Shenzhen Branch	深圳分行	(86 755) 8203 2782
Shenzhen Luohu Sub-Branch	深圳羅湖支行	(86 755) 8229 8786
Shenzhen Nanshan Sub-Branch	深圳南山支行	(86 755) 8603 0903
Zhuhai Branch	珠海分行	(86 756) 889 6868
Chengdu Branch	成都分行	(86 28) 8620 2088
Chongqing Branch	重慶分行	(86 23) 6388 6000
Hangzhou Branch	杭州分行	(86 571) 8721 5783
Tianjin Representative Office	天津代表處	(86 22) 2332 1662
Qingdao Representative Office	青島代表處	(86 532) 8287 7700
Fuzhou Representative Office	福州代表處	(86 591) 8780 9306
Wuhan Representative Office	武漢代表處	(86 27) 8376 8690
Suzhou Representative Office	蘇州代表處	(86 512) 6763 0128
Dongguan Representative Office	東莞代表處	(86 769) 280 8186
Macau Branch	澳門分行	(853) 370 662
Taipei Branch	台北分行	(886 2) 2545 5638
Kaohsiung Branch	高雄分行	(886 7) 225 2238

OVERSEAS BRANCH NETWORK 海外分行網絡

		Telephone 電話
London Branch	倫敦分行	(44 20) 7734 3434
Birmingham Branch	伯明翰分行	(44 121) 326 3030
New York Branch	紐約分行	(1 212) 238 8200
New York Wholesale Branch	紐約企業分行	(1 212) 238 8200
Los Angeles Branch	洛杉磯分行	(1 626) 656 8818
The Bank of East Asia (U.S.A.) N.A.	美國東亞銀行	(1 212) 238 8208
◦ Canal Street Main Branch	◦ 堅尼路總行	(1 212) 238 8208
◦ Alhambra Branch	◦ 亞罕布拉市分行	(1 626) 300 8888
◦ City of Industry Branch	◦ 工業市分行	(1 626) 965 3938
◦ Temple City Branch	◦ 天普市分行	(1 626) 656 8888
◦ Torrance Branch	◦ 托倫斯市分行	(1 310) 802 7388
◦ Flushing Loan Production Office	◦ 法拉盛貸款辦事處	(1 718) 886 9765
The Bank of East Asia (Canada)	加拿大東亞銀行	(1 905) 882 8182
◦ Richmond Hill Main Branch	◦ 烈治文山總行	(1 905) 882 8182
◦ Markham Branch	◦ 萬錦市分行	(1 905) 940 2218
◦ Mississauga Branch	◦ 密西西加分行	(1 905) 890 2388
◦ Scarborough Branch	◦ 士嘉堡分行	(1 416) 298 6883
◦ Richmond Branch, Vancouver	◦ 溫哥華烈治文分行	(1 604) 278 9668
◦ Vancouver City Branch	◦ 溫哥華市分行	(1 604) 709 9668
Singapore Branch	新加坡分行	(65) 6224 1334
Labuan Branch	納閩分行	(60 87) 451 145
The Bank of East Asia (BVI) Limited	東亞銀行(英屬處女群島)有限公司	(1 284) 494 6775
Kuala Lumpur Representative Office	吉隆坡代表處	(60 3) 2026 6210

CORPORATE GOVERNANCE REPORT

Being the largest independent local bank in Hong Kong, the Bank is committed to maintaining the highest standard of corporate governance practices. The Board considers such commitment essential in balancing the interests of shareholders, customers and employees; and in upholding accountability and transparency.

The Bank has complied with all the code provisions set out in Appendix 14 Code on Corporate Governance Practices (the "Code") of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting year ended 31st December, 2005, except for the deviations from Code Provisions A.2.1, A.4.1 and A.4.2 which are explained in the following relevant paragraphs.

Corporate Governance Principles and BEA's Practices:

A.1 THE BOARD OF DIRECTORS

An issuer should be headed by an effective board which should assume responsibility for leadership and control of the issuer and be collectively responsible for promoting the success of the issuer by directing and supervising the issuer's affairs. Directors should take decisions objectively in the interests of the issuer.

Board meetings are held at least 6 times a year at approximately bi-monthly intervals. In addition, special Board meetings will be held when necessary. Such Board meetings involve the active participation, either in person or through other electronic means of communication, of a majority of Directors.

Attendance of individual Directors at Board meetings in 2005:

Number of meetings	8	
Executive Directors:		
David LI Kwok-po *(Chairman & Chief Executive)*	8/8	100%
Joseph PANG Yuk-wing *(Deputy Chief Executive)*	8/8	100%
CHAN Kay-cheung *(Deputy Chief Executive)*	8/8	100%
Non-executive Directors:		
LI Fook-wo	8/8	100%
Simon LI Fook-sean	6/8	75%
Aubrey LI Kwok-sing	8/8	100%
William MONG Man-wai	7/8	88%
KHOO Kay-peng	8/8	100%
Richard LI Tzar-kai	6/8	75%
Independent Non-executive Directors:		
WONG Chung-hin	7/8	88%
LEE Shau-kee	6/8	75%
Winston LO Yau-lai	7/8	88%
Allan WONG Chi-yun	7/8	88%
Thomas Kwok Ping-kwong	6/8	75%
TAN Man-kou	8/8	100%
Kenneth LO Chin-ming *(appointed on 1st May, 2005)*	5/5	100%
Average attendance rate	91%	

Directors are consulted to include matters in the agenda for regular Board meetings.

Dates of regular Board meetings are scheduled in the prior year to provide sufficient notice to give all Directors an opportunity to attend. For special Board meetings, reasonable notice will be given.

Directors have access to the advice and services of the Company Secretary to ensure that Board procedures, and all applicable rules and regulations, are followed.

Minutes of the Board, the Audit Committee, the Remuneration Committee and the Nomination Committee are kept by the Company Secretary (prior to November 2005, the minutes of the Remuneration Committee and the Nomination Committee were kept by the then secretary of these two Committees). Minutes of other Board Committees (as listed under D.2 Board Committees) are kept by the appointed secretary of each Committee. Minutes are open for inspection at any reasonable time on reasonable notice by any Director.

企業管治報告

作為本港最大的獨立本地銀行，本行有責任維持最高標準的企業管治常規。董事會認為此承諾對於平衡股東、客戶及員工的利益，以及保持問責及透明度，至為重要。

除偏離守則條文A.2.1, A.4.1 及 A.4.2外(該等偏離行為已在各有關段落作出解釋)，本行在截至2005年12月31日止會計年度內，已遵守載於《香港聯合交易所證券上市規則》(「上市規則」)附錄14「企業管治常規守則」(「守則」)中的全部守則條文。

企業管治的原則及東亞銀行的管治常規：

A.1 董事會

發行人應以一個行之有效的董事會為首；董事會應負有領導及監控發行人的責任，並應集體負責統管並監督發行人事務以促使發行人成功。董事應該客觀行事，所作決策須符合發行人利益。

董事會會議每年召開至少6次，大約每兩個月一次。此外，在有需要時會召開董事會特別會議。此等董事會會議均有大部分董事親身出席，或透過其他電子通訊方法積極參與。

2005年董事會會議個別董事的出席率：

會議次數	8	
執行董事：		
李國寶*(主席兼行政總裁)*	8/8	100%
彭玉榮*(副行政總裁)*	8/8	100%
陳棋昌*(副行政總裁)*	8/8	100%
非執行董事：		
李福和	8/8	100%
李福善	6/8	75%
李國星	8/8	100%
蒙民偉	7/8	88%
邱繼炳	8/8	100%
李澤楷	6/8	75%
獨立非執行董事：		
黃頌顯	7/8	88%
李兆基	6/8	75%
羅友禮	7/8	88%
黃子欣	7/8	88%
郭炳江	6/8	75%
陳文裘	8/8	100%
駱錦明*(於 2005 年 5 月 1 日獲委任)*	5/5	100%
平均出席率	91%	

董事會定期會議議程之事項，經諮詢董事後釐定。

董事會定期會議的日期在前一年已安排，以讓所有董事皆有機會騰空出席。至於董事會特別會議，則會發出合理通知召開。

所有董事都可獲得公司秘書的意見和服務，確保董事會程序及所有適用規則及規例均獲得遵守。

董事會、審核委員會、薪酬委員會及提名委員會的會議紀錄由公司秘書備存(在2005年11月之前，薪酬委員會及提名委員會的會議紀錄由該兩個委員會當時的秘書備存)。其他董事會轄下委員會(列於D.2董事會轄下委員會項下)的會議紀錄則由每個委員會正式委任的秘書備存。若董事發出合理通知，會公開有關會議紀錄供其在任何合理時段查閱。

Minutes of the Board and Board Committees have recorded in sufficient detail the matters considered by the Board and the Committees, decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of minutes of the Board are sent to all Directors for their comment and records respectively, in the case of Board meetings, normally within 3 business days whilst in the case of the Audit Committee, the Remuneration Committee and the Nomination Committee, normally within one week, after the meetings are held.

The Bank has established the Policy on Obtaining Independent Professional Advice by Directors to enable the Directors, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the Bank's expense. The Board shall resolve to provide separate independent professional advice to Directors to assist the relevant Director or Directors to discharge his/ their duties to the Bank Group.

If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter shall not be dealt with by way of circulation or by a Committee (except an appropriate Board Committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be held. Independent Non-executive Directors who, and whose associates, have no material interest in the transaction shall be present at such Board meeting.

A.2 CHAIRMAN AND CHIEF EXECUTIVE OFFICER

There are two key aspects of the management of every issuer - the management of the board and the day-to-day management of the issuer's business. There should be a clear division of these responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Dr. The Hon. Sir David LI Kwok-po is the Chairman and Chief Executive of the Bank. The Board considers that this structure will not impair the balance of power and authority between the Board and the Management of the Bank. The balance of power and authority is ensured by the operations of the Board, which comprises experienced and high calibre individuals and meets regularly every two months to discuss issues affecting operations of the Bank. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Bank to make and implement decisions promptly and efficiently. The Board has full confidence in Sir David, and believes that his appointment to the posts of Chairman and Chief Executive is beneficial to the business prospects of the Bank.

The Chairman shall ensure that all Directors are properly briefed on issues arising at Board meetings.

The Chairman is responsible for ensuring that Directors receive adequate information, which must be complete and reliable, in a timely manner.

A.3 BOARD COMPOSITION

The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The board should ensure that changes to its composition can be managed without undue disruption. The board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgement. Non-executive directors should be of sufficient calibre and number for their views to carry weight.

The composition of the Board is shown on page 46 under the subject Corporate Information. All Directors are expressly identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors, in all corporate communications that disclose the names of Directors of the Bank.

Biographies which include relationships among members of the Board are shown on page 36 under the subject Biographical Details of Directors and Senior Management.

董事會及其轄下委員會的會議紀錄,已對會議上各董事所考慮事項及達致的決定作足夠詳細的記錄,其中包括董事提出的任何疑慮或表達的反對意見。會議紀錄的初稿及最終定稿會發送全體董事,初稿供董事表達意見,最後定稿則作其紀錄之用。董事會會議的紀錄,通常在會議後的3個營業日內發出,而審核委員會、薪酬委員會及提名委員會的會議紀錄則通常在會議後的一星期內發出。

董事會已建立一套董事諮詢獨立專業意見政策,讓董事按合理要求,可在適當的情況下尋求獨立專業意見,費用由本行支付。董事會亦會議決另外為董事提供獨立專業意見,以協助有關董事履行其對本集團的責任。

若有大股東或董事在董事會將予考慮的事項中存有董事會認為重大的利益衝突,有關事項不會以傳閱文件方式處理或交由轄下委員會處理(根據董事會會議上通過的決議而特別就此事項成立的委員會除外),而董事會會就該事項舉行董事會。在交易中本身及其聯繫人均沒有重大利益的獨立非執行董事會出席有關的董事會會議。

A.2 主席及行政總裁

每家發行人在經營管理上皆有兩大方面 — 董事會的經營管理和發行人業務的日常管理。在董事會層面,這兩者之間必須清楚區分,以確保權力和授權分布均衡,不致權力僅集中於一位人士。

守則條文 A.2.1規定主席與行政總裁的角色應有區分,並不應由一人同時兼任。

李國寶爵士為本行的主席兼行政總裁。董事會認為此架構不會影響董事會與管理層兩者之間的權力和職權的平衡。本行董事會由極具經驗和才幹的成員組成,並定期每兩個月開會,以商討影響本行運作的事項。透過董事會的運作,足以確保權力和職權得到平衡。董事會相信此架構有助於建立穩健而一致的領導權,使本行能夠迅速及有效地作出及實施各項決定。董事會對李爵士充滿信心,相信委任他出任主席兼行政總裁之職,會有利於本行的業務發展。

主席確保董事會會議上所有董事均適當知悉當前的事項。

主席負責確保董事及時收到充分的資訊,而有關資訊均屬完備可靠。

A.3 董事會組成

董事會應根據發行人業務而具備適當所需技巧和經驗。董事會應確保其組成人員的變動不會帶來不適當的干擾。董事會中執行董事與非執行董事(包括獨立非執行董事)的組合應該保持均衡,以使董事會上有強大的獨立元素,能夠有效地作出獨立判斷。非執行董事應有足夠才幹和人數,以使其意見具有影響力。

董事會的成員刊載於第46頁公司資料內。所有載有董事姓名的公司通訊中,已按董事類別,包括執行董事、非執行董事及獨立非執行董事,明確說明各董事身份。

各董事的簡介,包括其與其他董事會成員的關係,刊載於第36頁董事及高層管理人員的個人資料項下。

A.4 APPOINTMENTS, RE-ELECTION AND REMOVAL OF DIRECTORS

There should be a formal, considered and transparent procedure for the appointment of new directors to the board. There should be plans in place for orderly succession for appointments to the board. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election.

Code Provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Non-executive Directors of the Bank do not have a specific term of appointment. At every annual general meeting, one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office.

A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next annual general meeting.

In order to ensure full compliance with Code Provisions A.4.1 and A.4.2, a special resolution will be proposed to amend the relevant Articles of Association of the Bank at the Annual General Meeting to be held on 7th April, 2006, so that every Director appointed by the Board during the year shall retire at the next general meeting. Every Director shall be subject to retirement at least once every three years.

The Bank has established a Nomination Committee with specific written Terms of Reference which deal clearly with its authority and duties. The Terms of Reference of the Nomination Committee have included the specific duties set out in paragraphs A.4.5 (a) to (d) of the Code, with appropriate modifications where necessary.

The Nomination Committee is responsible for recommending to the Board all new appointments of Directors and senior executives of the Bank, and for the review of management succession plan for Executive Directors and senior executives of the Bank.

A majority of the members of the Nomination Committee are Non-executive Directors. This Committee is chaired by Simon LI FOOK-sean. The other members are David LI Kwok-po, LI Fook-wo, LEE Shau-kee, Allan WONG Chi-yun and Aubrey LI Kwok-sing.

Attendance of individual members at Nomination Committee meeting in 2005:

Number of meeting	1	
Simon LI Fook-sean *(Chairman)*	1/1	100%
David LI Kwok-po	1/1	100%
LI Fook-wo	1/1	100%
LEE Shau-kee	1/1	100%
Allan WONG Chi-yun	1/1	100%
Aubrey LI Kwok-sing	1/1	100%
Average attendance rate	100%	

A proposal for the appointment of a new Director will be considered and reviewed by the Nomination Committee. Candidates to be selected and recommended are those experienced, high calibre individuals. All candidates must be able to meet the standards as set forth in Rules 3.08 and 3.09 of the Listing Rules. In addition, they must be assessed by the Hong Kong Monetary Authority and able to meet the standards of the Authority for being a director of an authorised institution. A candidate who is to be appointed as an Independent Non-executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

A.4 委任、重選和罷免

董事會應制定正式、經審慎考慮並具透明度的新董事委任程序，並應設定有秩序的董事接任計劃。所有董事均應每隔若干時距即重新選舉。發行人必須就任何董事辭任或遭罷免解釋原因。

守則條文A.4.1規定非執行董事的委任應有指定任期，並須接受重新選舉。

守則條文A.4.2規定所有為填補臨時空缺而被委任的董事應在接受委任後的首次股東大會上接受股東選舉。每名董事（包括有指定任期的董事）應輪流退任，至少每3年一次。

本行的非執行董事並無指定任期。在每一屆的股東周年常會上，當時的三份一董事（若董事數目並非3的倍數，則取其接近者，但不能超過三份一）應退任。

由董事會委任以填補臨時空缺或增加的董事，只可任職至下屆股東周年常會。

為確保完全遵從守則條文A.4.1及A.4.2，在2006年4月7日舉行的股東周年常會上，將提呈一項特別決議案，以修訂本行的組織章程細則，使每名在年內獲委任的董事須在下一次股東大會退任，而每名董事亦須至少每3年1次退任。

本行已設立一個提名委員會，並以書面訂明具體的職權範圍，清楚説明委員會的職權和責任。提名委員會的職權範圍已包括載於守則第A.4.5(a)至(d) 段所指明的責任，惟因應需要而作出適當修改。

提名委員會負責就本行委任董事及高級行政人員以及審議本行執行董事及高級行政人員的繼任安排。

提名委員會的大部分成員為非執行董事。該委員會的主席為李福善。其他成員包括李國寶、李福和、李兆基、黃子欣及李國星。

2005年提名委員會會議個別成員的出席率：

會議次數	1	
李福善*(主席)*	1/1	100%
李國寶	1/1	100%
李福和	1/1	100%
李兆基	1/1	100%
黃子欣	1/1	100%
李國星	1/1	100%
平均出席率	100%	

委任新董事的建議會由提名委員會考慮及審議。獲甄選及獲推薦的候選人皆為具有豐富經驗及有才幹的人士。所有候選人必須符合《上市規則》第3.08及3.09 條所載的標準。此外，他們亦須經香港金融管理局評核，以符合作為一間認可機構董事的標準。如候選人會獲委任為獨立非執行董事，亦須符合《上市規則》第3.13條所列的獨立性準則。

The Nomination Committee had considered the following proposals and made recommendation to the Board:

- Appointment of Kenneth LO Chin-ming as an Independent Non-executive Director;
- Appointment of Eric LI Fook-chuen as a Non-executive Director;
- Management Succession Policy;
- Management Succession Plan;
- Re-election of Kenneth LO Chin-ming, Eric LI Fook-chuen, WONG Chung-hin, LEE Shau-kee, William MONG Man-wai and CHAN Kay-cheung as Directors of the Bank to be proposed for shareholders' approval at the 2006 Annual General Meeting.

The Nomination Committee has also assessed the independence of the Independent Non-executive Directors of the Bank.

The Chairman received HK$20,000 and each of the other members of the Nomination Committee received HK$10,000 as remuneration for the year ended 31st December, 2005.

The Nomination Committee has made available its Terms of Reference, on the website of the Bank, explaining its role and the authority delegated to it by the Board.

The Nomination Committee is provided with sufficient resources, including the advice of professional firms, to discharge its duties, if necessary.

A.5 RESPONSIBILITIES OF DIRECTORS

Every director is required to keep abreast of his responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.

Every newly appointed Director of the Bank shall receive an Information Package from the Company Secretary on the first occasion of his appointment. This Information Package is a comprehensive, formal and tailored induction on the responsibilities and on-going obligations to be observed by a director. In addition, the Package includes materials on the operations and business of the Bank. The Senior Management and the Company Secretary will subsequently conduct such briefing as is necessary, to ensure that the Directors have a proper understanding of the operations and business of the Bank and that they are aware of their responsibilities under the laws and applicable regulations.

The functions of Non-executive Directors, as per the Terms of Reference of the Board of Directors, have included the functions as specified in Code Provision A.5.2 (a) to (d) of the Code.

Every Director is aware that he should give sufficient time and attention to the affairs of the Bank.

Directors have satisfactory attendance rates at both Board meetings and Committee meetings.

The Bank has established its own code of securities transactions by Directors and Chief Executive, i.e. Policy on Insider Trading – Directors and Chief Executive ("Own Code") on terms no less exacting than the required standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), of the Listing Rules.

Having made specific enquiry of all Directors of the Bank, during the year ended 31st December, 2005, Directors of the Bank have complied with the required standard set out in the Own Code and the Model Code.

The Bank has also established a Policy on Insider Trading – Group Personnel to be observed by the employees of the Bank or directors or employees of the Bank's subsidiaries, in respect of their dealings in the securities of the Bank.

提名委員會就下列的提議作出考慮，並向董事會提出建議：

- 委任駱錦明為獨立非執行董事；
- 委任李福全為非執行董事；
- 管理層繼任政策；
- 管理層繼任安排；
- 在2006年股東周年常會上向股東提呈批准重選駱錦明、李福全、黃頌顯、李兆基、蒙民偉及陳棋昌為本行董事。

提名委員會亦已就本行獨立非執行董事的獨立性作出評核。

提名委員會的主席獲港幣20,000元，而其他委員各獲得港幣10,000元，作為截至2005年12月31日止年度的酬金。

提名委員會的職權範圍登載於本行的網站上，解釋其角色以及董事會轉授予其的權力。

提名委員會獲供給充足資源，包括專業公司的意見(如需要)，以履行其職責。

A.5 董事責任

每名董事須不時瞭解其作為發行人董事的職責，以及發行人的經營方式、業務活動及發展。由於董事會本質上是個一體組織，非執行董事應有與執行董事相同的受信責任以及以應有謹慎態度和技能行事的責任。

每名新委任的董事均會在首次接受委任時由公司秘書獲得一份資料套件。此資料套件為一份全面、正式兼特為其而設的董事責任及持續職責須知。此外，該套件亦包括本行的運作及業務資料。其後，高層管理人員及公司秘書會向董事提供所需介紹，以確保各董事對本行的運作及業務均有適當的理解，以及知道本身在法律及適用的規定下的職責。

非執行董事的職責(已載列於董事會的職權範圍內)包括守則條文A.5.2(a)至(d)所指明的職能。

每名董事知悉其應付出足夠時間及精神以處理本行的事務。

董事在董事會會議及委員會會議的出席率均令人滿意。

本行已自行訂立一套與《上市規則》附錄10「上市發行人董事進行證券交易的標準守則」(「標準守則」)所訂標準同樣嚴格的董事及行政總裁證券交易守則，即內幕交易政策－董事及行政總裁(「自訂守則」)。

經向所有董事作出特定的查詢後，在截至2005年12月31日止的年度內，本行董事已遵守「自訂守則」及「標準守則」中所要求的標準。

本行亦已訂立一份內幕交易政策－集團人士以供本行僱員，或本行附屬公司的董事或僱員，遵照規定買賣本行證券。

A.6 SUPPLY OF AND ACCESS TO INFORMATION

Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as directors of an issuer.

In respect of regular Board meetings, and so far as practicable in all other cases, an agenda and accompanying Board papers are sent in full to all Directors in a timely manner and at least 5 days before the intended date of a Board meeting or at least 3 days before the intended date of a Board Committee meeting.

Management are regularly reminded by the Company Secretary that they have an obligation to supply the Board and its Committees with adequate information in a timely manner to enable it to make informed decisions. The information supplied must be complete and reliable. The Board and each Director shall have separate and independent access to the Bank's Senior Management.

All Directors are entitled to have access to Board papers, minutes and related materials.

B.1 THE LEVEL AND MAKE-UP OF REMUNERATION AND DISCLOSURE

An issuer should disclose information relating to its directors' remuneration policy and other remuneration related matters. There should be a formal and transparent procedure for setting policy on executive directors' remuneration and for fixing the remuneration packages for all directors. Levels of remuneration should be sufficient to attract and retain the directors needed to run the company successfully, but companies should avoid paying more than is necessary for this purpose. No director should be involved in deciding his own remuneration.

The Bank has established a Remuneration Committee with specific written Terms of Reference which deal clearly with its authority and duties. The Terms of Reference of the Remuneration Committee have included the specific duties set out in Code Provision B.1.3 (a) to (f) of the Code, with appropriate modifications where necessary.

The Remuneration Committee is responsible for making recommendations to the Board regarding the Bank's remuneration policy, and for the formulation and review of the specific remuneration packages of all Executive Directors and senior executives of the Bank.

A majority of the members of the Remuneration Committee are Independent Non-executive Directors. This Committee is chaired by Allan WONG Chi-yun. The other members are Simon LI Fook-sean, Aubrey LI Kwok-sing, Winston LO Yau-lai and Thomas KWOK Ping-kwong.

Attendance of individual members at Remuneration Committee meeting in 2005:

Number of meeting	1	
Allan WONG Chi-yun *(Chairman)*	1/1	100%
Simon LI Fook-sean	1/1	100%
Aubrey LI Kwok-sing	1/1	100%
Winston LO Yau-lai	0/1	0
Thomas KWOK Ping-kwong	0/1	0
Average attendance rate	60%	

The Remuneration Committee had considered the following proposals and made recommendation to the Board:

- Annual salary review for 2005 for all staff;
- Offer and grant of share options under the Bank's Staff Share Option Scheme to eligible employees including the three Executive Directors;
- Senior Executives Bonus Plan.

The Remuneration Committee shall consult the Chairman and Chief Executive Officer about their proposals relating to the remuneration of other Executive Directors and have access to professional advice if necessary.

A.6 資料提供及使用

董事應獲提供適當的適時資料，其形式及素質須使董事能夠在掌握有關資料的情況下作出決定，並能履行其作為發行人董事的職責及責任。

董事會定期會議的議程及相關會議文件會全部及時送交全體董事，並至少在計劃舉行董事會日期的5天前或其轄下委員會會議日期的3天前送出。董事會其他所有會議在切實可行的情況下亦會採納以上安排。

公司秘書會定期提醒管理層其有責任向董事會及其轄下委員會提供充足的適時資料，以使董事能夠在掌握有關資料的情況下作出決定。管理層所提供的資料均屬完整可靠。董事會及每名董事有自行接觸本行高級管理人員的獨立途徑。

所有董事均有權查閱董事會文件、會議紀錄及相關資料。

B.1 薪酬及披露的水平及組成

發行人應披露其董事酬金政策及其他薪酬相關事宜的資料；應設有正規而具透明度的程序，以制訂有關執行董事酬金的政策及釐訂各董事的薪酬待遇。所定薪酬的水平應足以吸引及挽留公司成功營運所需的一眾董事，但公司應避免為此支付過多的酬金。任何董事不得參與訂定本身的酬金。

本行已設立一個薪酬委員會，並以書面訂明具體的職權範圍，清楚説明委員會的職權和責任。薪酬委員會的權責範圍已包括守則條文第B.1.3(a) 至 (f) 段所載的特定職責，惟因應需要而作出適當修改。

薪酬委員會負責就本行的薪酬政策，以及就訂立及審議本行的執行董事及高級行政人員的特定薪酬待遇，向董事會提出建議。

薪酬委員會的大部分成員為獨立非執行董事。該委員會的主席為黃子欣。其他成員包括李福善、李國星、羅友禮及郭炳江。

2005年薪酬委員會會議個別成員的出席率：

會議次數	1	
黃子欣*(主席)*	1/1	100%
李福善	1/1	100%
李國星	1/1	100%
羅友禮	0/1	0
郭炳江	0/1	0
平均出席率	60%	

薪酬委員會就下列的提議作出考慮及向董事會提出建議：

- 2005 年所有員工周年薪酬檢討；
- 根據本行的僱員認股計劃，給予及授出認股權予合資格僱員，包括3位執行董事；
- 高級行政人員花紅計劃。

薪酬委員會會就其他執行董事的薪酬建議諮詢主席兼行政總裁，如認為有需要，亦可索取專業意見。

The Chairman received HK$20,000 and each of the other members of the Remuneration Committee received HK$10,000 as remuneration for the year ended 31st December, 2005.

The Remuneration Committee has made available its Terms of Reference, on the website of the Bank, explaining its role and the authority delegated to it by the Board.

The Remuneration Committee is provided with sufficient resources, including the advice of professional firms, to discharge its duties, if necessary.

C.1 FINANCIAL REPORTING

The board should present a balanced, clear and comprehensible assessment of the company's performance, position and prospects.

Management shall provide such explanation and information to the Board as will enable the Board to make an informed assessment of the financial and other information put before the Board for approval.

The Directors are responsible for keeping proper accounting records and preparing accounts of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flow for that period. In preparing the accounts for the year ended 31st December, 2005, the Directors have:

- approved the adoption of all applicable Hong Kong Financial Reporting Standards which are issued by the Hong Kong Institute of Certified Public Accountants;
- selected and applied consistently appropriate accounting policies;
- made judgements and estimates that are prudent and reasonable;
- prepared the accounts on the going concern basis.

The Bank has announced its annual and interim results within two months after the end of the relevant periods, which is earlier than the limits of four months and three months as required by Rule 13.49(1) and (6) of the Listing Rules.

A statement by the auditors about their reporting responsibilities is included in the Report of the Auditors on page 88.

The Board will present a balanced, clear and understandable assessment to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.

C.2 INTERNAL CONTROLS

The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders' investment and the issuer's assets.

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness through the Audit Committee. The Board requires management to establish and maintain sound and effective internal controls. Evaluation of the Group's internal controls is independently conducted by the Internal Audit Department on an on-going basis. Such evaluation covers all material controls, including financial, operational and compliance controls and risk management functions. Internal Audit Department will report to the Audit Committee twice each year on significant findings on internal controls. Copy of the minutes of the Audit Committee meeting will also be sent to the Board for information.

薪酬委員會的主席獲港幣20,000元，而其他委員各獲得港幣10,000元，作為截至2005年12月31日止年度的酬金。

薪酬委員會職權範圍登載於本行的網站上，解釋其角色及董事會轉授予其的權力。

薪酬委員會獲供給充足資源，包括專業公司的意見(如需要)，以履行其職責。

C.1 財務匯報

董事會應平衡、清晰及全面地評核公司的表現、情況及前景。

管理層會向董事會提供充分的解釋及足夠的資料，讓董事會可以就提交給他們批准的財務及其他資料，作出有根據的評審。

董事負責備存正確的會計紀錄及編製每個財政期間的賬項，使這些賬項能真實和公允地反映本集團在該段期間的財政狀況、業績及現金流向表現。在編製截至2005年12月31日止年度的賬項時，董事已：

- 批准採納香港會計師公會發出的《香港財務報告準則》的所有適用準則；
- 貫徹地選用適當的會計政策；
- 作出審慎及合理的判斷及估計；
- 按持續經營基準編製賬項。

本行一向在有關財政期間結束後兩個月內公布年度及中期業績，較《上市規則》第13.49(1) 及 (6) 條所規定的4個月及3個月期限為早。

核數師的申報責任聲明載於第89頁的核數師報告內。

董事會會平衡、清晰及明白地評審年度報告及中期報告、其他涉及股價敏感資料的通告及根據《上市規則》規定須予披露的其他財務資料，以及向監管者提交的報告書以至根據法例規定須予披露的資料。

C.2 內部監控

董事會應確保發行人的內部監控系統穩健妥善而且有效，以保障股東的投資及發行人的資產。

董事會需負責本集團的內部監控系統，並透過審核委員會檢討其效能。董事會規定管理層設立及維持穩健妥善而有效的內部監控系統。評估本集團的內部監控由稽核部按持續基準獨立進行。評估涵蓋所有重要的監控方面，包括財務監控、運作監控及合規監控以及風險管理功能。稽核部每年兩次向審核委員會匯報有關內部監控的重要審閱結果。審核委員會會議紀錄的副本會送呈董事以供參閱。

C.3 AUDIT COMMITTEE

The board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors. The audit committee established by an issuer pursuant to the Exchange Listing Rules should have clear terms of reference.

The Bank has established an Audit Committee with specific written Terms of Reference which deal clearly with its authority and duties. The Terms of Reference of the Audit Committee have included the duties set out in Code Provision C.3.3 (a) to (n) of the Code, with appropriate modifications where necessary.

As laid down in the Terms of Reference, the Audit Committee is responsible for reviewing the financial controls, internal control and risk management systems, annual report and accounts, and half-year report.

All the members of the Audit Committee are Independent Non-executive Directors. This Committee is chaired by Winston LO Yau-lai. The other members are WONG Chung-hin, Allan WONG Chi-yun, Thomas KWOK Ping-kwong, TAN Man-kou and Kenneth LO Chin-ming.

Attendance of individual members at Audit Committee meetings in 2005:

Number of meetings	3	
Winston LO Yau-lai *(Chairman)*	3/3	100%
WONG Chung-hin	3/3	100%
Allan WONG Chi-yun	3/3	100%
Thomas KWOK Ping-kwong	2/3	67%
TAN Man-kou	2/3	67%
Kenneth LO Chin-ming *(appointed on 1st May, 2005)*	1/2	50%
Average attendance rate	81%	

The following is a summary of the work performed by the Audit Committee during the year:

a Met with the external auditors to discuss the general scope of their audit work;

b Met with the Hong Kong Monetary Authority to exchange view in the areas of (i) risk management and internal controls and (ii) internal audit and compliance functions;

c Reviewed external auditor's management letter and management's response;

d Considered and recommended to the Board adoption of new accounting standards;

e Reviewed and revised its Terms of Reference to conform to the Code;

f Considered and recommended to the Board adoption of the Policy on Appointment of External Auditor in Providing Non-audit Services;

g Reviewed and approved the appointment of external auditors for providing non-audit services to the Group;

h Reviewed and recommended to the Board approval of the audit fee proposal for the Group for 2005;

i Recommended to the Board that the shareholders be asked to re-appoint KPMG as the Bank's external auditors for 2005;

j Reviewed and approved the Group internal audit policy and internal audit plan for 2006;

k Reviewed the internal audit reports covering the evaluation of internal controls;

l Reviewed the Auditors' Report regarding the internal control systems for the year 2004 prepared under the Banking Ordinance;

m Reviewed the audited accounts and final results announcement for the year 2004;

n Reviewed the Interim Report and the interim results announcement for the six months ended 30th June 2005.

All issues raised by the Committee have been addressed by Management. The work and findings of the Committee have been reported to the Board. During the year, no issues brought to the attention of Management and the Board were of sufficient importance to require disclosure in the Annual Report.

C.3 審核委員會

董事會應就如何應用財務匯報及內部監控原則及如何維持與公司核數師適當的關係作出正規及具透明度的安排。發行人根據《上市規則》成立的審核委員會須具有清晰的職權範圍。

本行已設立一個審核委員會,並以書面訂明具體的職權範圍,清楚説明委員會的職權及責任。審核委員會的職權範圍已包括守則條文第C.3.3 (a) 至 (n) 段所載的職責,惟因應需要而作適當修改。

根據其職權範圍,審核委員會負責檢討財務監控、內部監控及風險管理系統;審閲年度報告及賬目,以及半年報告。

審核委員會的所有成員均為獨立非執行董事。委員會主席為羅友禮。其他成員包括黃頌顯、黃子欣、郭炳江、陳文裘及駱錦明。

2005年審核委員會會議個別成員的出席率:

會議次數	3	
羅友禮 *(主席)*	3/3	100%
黃頌顯	3/3	100%
黃子欣	3/3	100%
郭炳江	2/3	67%
陳文裘	2/3	67%
駱錦明 *(於2005年5月1日獲委任)*	1/2	50%
平均出席率	81%	

審核委員會在年內所做的工作,摘要如下:

a 會見外聘核數師以商討其核數工作的一般範圍;

b 會見香港金融管理局就(i)風險管理及內部監控及(ii)內部稽核及合規職能方面交換意見;

c 審閱外聘核數師致管理層的審核情況説明函件及管理層的回應;

d 考慮及向董事會建議採納新的會計準則;

e 檢討及修改其職權範圍以符合「守則」的規定;

f 考慮及向董事會建議採納委任外聘核數師提供非核數服務政策;

g 審議及批准聘用外聘核數師提供非核數服務;

h 審議及向董事會推薦批准2005年集團的核數費用建議;

i 向董事會建議向股東提呈再度委任畢馬威會計師事務所為本行2005年度的外聘核數師;

j 審核及批准集團內部稽核政策及2006年內部稽核計劃;

k 審議內部稽核報告,內部監控評估包括在內;

l 審閱2004年度《銀行條例》下的內部監控系統核數師報告;

m 審閱2004年度已審核賬目及年度業績通告;

n 審閱截至2005年6月30日止6個月的中期報告及中期業績通告。

委員會所提出的事項已交回管理層處理。委員會的工作情況及審閱結果已向董事會報告。在年內,已提交管理層以及董事會所需留意的事項,其重要性不足以需在年報內披露。

The Board agrees with the Audit Committee's proposal for the re-appointment of KPMG as the Bank's external auditor for 2006. The recommendation will be put forward for the approval of shareholders at the Annual General Meeting to be held on 7th April, 2006.

Full minutes of Audit Committee meetings are kept by the Company Secretary. Draft and final versions of minutes of the Audit Committee meetings will be sent to all members of the Committee for their comment and records respectively, in both cases normally within one week after the meeting.

The Bank's Audit Committee does not have a former partner of the Bank's existing auditing firm.

The Bank has established the Policy on Appointment of External Auditor in Providing Non-Audit Services, setting out the principles by which an external auditor may be appointed to provide non-audit services, with a view to ensuring the independence of the external auditor.

During 2005, the fees paid / payable to KPMG, the Bank's external auditor, for providing non-audit services amounted to HK$4.1 million, which included the following items:

- Taxation services: HK$2.7 million;
- Ad hoc projects (including service relating to issuance of subordinated debt and review of interim accounts): HK$0.9 million;
- Services made at the request of regulators: HK$0.4 million;
- Other services: HK$0.1 million.

The Chairman received HK$20,000 and each of the other members of the Audit Committee received HK$10,000 as remuneration for the year ended 31st December, 2005.

The Audit Committee has made available its Terms of Reference, on the website of the Bank, explaining its role and the authority delegated to it by the Board.

The Audit Committee is provided with sufficient resources, including the advice of external auditors and Internal Audit Department, to discharge its duties.

D.1 MANAGEMENT FUNCTIONS

An issuer should have a formal schedule of matters specifically reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer.

The Board is responsible for formulating overall strategy, monitoring and controlling the performance of the Group whilst managing the Group's business is the responsibility of the Management.

When the Board delegates aspects of its management and administration functions to Management, it has given clear directions as to the powers of Management, in particular, with respect to the circumstances where Management shall report back and obtain prior approval from the Board before making decisions or entering into any commitments on behalf of the Bank.

The Bank has established the Schedule of Matters Reserved to the Board for Decision to formalise the functions reserved to the Board and those delegated to Management. The Board shall review those arrangements on a periodic basis to ensure that they remain appropriate to the needs of the Bank.

Matters reserved to be approved by the Board include:

- Appointment of directors and senior executives;
- Business plans of the Bank;
- Proposal for selection of external auditors;
- Financial statements and budgets;
- Substantial investments in assets other than those arising in the ordinary course of banking businesses;
- Establishment of China or overseas branches or establishment or acquisition of subsidiaries or associates;
- Formation of policies and codes as required by regulators;
- Formation of board committees.

董事會同意審核委員會再度聘畢馬威會計師事務所為本行2006年度的外聘核數師的建議。推薦建議將在2006年4月7日舉行的股東周年常會上提呈予股東批准。

審核委員會的完整會議紀錄由公司秘書保存。審核委員會會議紀錄的初稿及最後定稿通常在會議後一星期內先後發送委員會全體成員，初稿供成員表達意見，最後定稿作其紀錄之用。

本行的審核委員會並無本行現任核數公司的前任合夥人。

本行已訂立委任外聘核數師提供非核數服務政策，訂明委任外聘核數師提供非核數服務的原則，以確保外聘核數師的獨立性。

2005年內支付/需支付予本行的外聘核數師，畢馬威會計師事務所，提供非核數服務的費用為港幣4,100,000元，其中包括以下事項：

- 税務服務：港幣2,700,000元；
- 非經常性項目(包括與發行後償債券有關的服務及審閱中期報告)：港幣900,000元；
- 就監管者要求所作的服務：港幣400,000元；
- 其他服務：港幣100,000元。

審核委員會主席獲港幣20,000元，而其他委員各獲港幣10,000元，作為截至2005年12月31日止年度的酬金。

審核委員的職權範圍登載於本行的網站上，解釋其角色及董事會轉授予其的權力。

審核委員會獲供給充足資源，包括外聘核數師及稽核部的意見，以履行其職責。

D.1 管理功能

發行人應有一個正式的預定計劃表，列載特別要董事會作決定的事項。董事會在代表發行人作出決定前，亦應明確指示管理層哪些事項須由董事會批准。

董事會負責制訂整體策略，監察及控制集團的表現，而管理集團業務則是管理層的責任。

當董事會將其管理及行政功能方面的權力轉授予管理層時，已同時就管理層的權力，給予清晰的指引，特別是在何種情況下管理層應向董事會匯報以及在代表本行作出任何決定或訂立任何承諾前應取得董事會批准等事宜方面。

本行已訂立一份保留予董事會決定的事項表，將那些保留予董事會的職能及轉授予管理層的職能分別確定。董事會也會定期檢討該等安排，以確保有關安排符合本行的需要。

保留予董事會批准的事項包括：

- 委任董事及高級行政人員；
- 本行的業務計劃；
- 甄選外聘核數師的建議；
- 財務報表及預算；
- 重大的資產投資，但不包括在銀行日常業務上所作的投資；
- 設立中國及海外分行或設立或收購附屬公司或聯營公司；
- 訂立由監管人規定的政策及守則；
- 成立董事會轄下的委員會。

D.2 BOARD COMMITTEES

Board committees should be formed with specific written terms of reference which deal clearly with the committees' authority and duties.

Where Board Committees are established to deal with matters, the Board shall prescribe sufficiently clear terms of reference to enable such Committees to discharge their functions properly.

Apart from the Audit Committee (particulars are disclosed under C.3), Remuneration Committee (particulars are disclosed under B.1) and the Nomination Committee (particulars are disclosed under A.4), the Board has also established the following 10 specialised committees which comprise Directors and where appropriate, other senior executives from relevant areas:

1 Sealing Committee, which is responsible for directing the usage and custody of the Bank's common seal;

2 Executive Committee, which is responsible for reviewing all major functions and critical issues relating to the businesses and operations of the Group;

3 Policy Committee, which is responsible for discussing and formulating various strategies and policies for managing businesses and operations of the Group;

4 Risk Management Committee, which is responsible for dealing with all risk management related issues of the Group;

5 Credit Committee, which is responsible for carrying out lending related activities and in particular, monitoring the lending portfolio for managing the overall credit risk of the Group;

6 Operational and Other Risk Management Committee, which is responsible for dealing with all issues related to the management of operational, legal, reputation and strategic risks of the Group;

7 Asset and Liability Management Committee, which is responsible for overseeing the management of liquidity risk, interest rate risk, market risk and country risk of the Group;

8 Crisis Management Committee, which is responsible for developing and reviewing the Group's strategy for managing crisis scenarios and taking charge of crisis situations which jeopardise or have the potential to jeopardise the Group in its reputation, liquidity/financial position and business continuity;

9 Investment Committee, which is responsible for formulating investment strategies and making daily investment decisions on the overall investment portfolio of the Group;

10 Steering Committee for the Basel Project, which is responsible for dealing with all issues related to the implementation of the New Basel Capital Accord for the Group.

The Terms of Reference of the Audit Committee, the Remuneration Committee and the Nomination Committee require such Committees to report back to the Board on their decisions or recommendations. Material matters will be reported to the Board by the other Board committees according to their respective Terms of Reference.

E.1 EFFECTIVE COMMUNICATION

The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.

At the 2005 Annual General Meeting, a separate resolution was proposed by the Chairman in respect of each separate issue, including the re-election of Directors.

The Chairman of the Board, the chairmen of the Audit, Remuneration and Nomination Committees attended the 2005 Annual General Meeting to answer questions of shareholders.

E.2 VOTING BY POLL

The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Exchange Listing Rules and the constitutional documents of the issuer.

At the 2005 Annual General Meeting, the Chairman demanded a poll on all resolutions. The procedures for demanding a poll by the shareholders were incorporated in the Annual General Meeting circular. KPMG, the Bank's external auditor, was engaged as scrutineer to ensure the votes were properly counted.

D.2 董事會轄下的委員會

董事會轄下各委員會的成立應訂有書面的特定職權範圍，清楚列載委員會權力及職責。

若要成立委員會處理事宜，董事會會充分清楚的訂明該等委員會的職權範圍，讓有關委員會能適當地履行其職能。

除審核委員會（詳情在C.3段披露），薪酬委員會（詳情在B.1段披露）及提名委員會（詳情在A.4段披露）外，董事會亦設立以下10個專責委員會，該等委員會的成員包括董事及（在適當的情況下）其他有關方面的高級行政人員：

1 印章委員會負責監督本行之法定印章的使用及保管；

2 執行委員會負責檢討集團各項有關業務及運作的主要功能和重大事宜；

3 政策委員會負責商討及制訂策略和政策以管理集團各類業務及運作；

4 風險管理委員會負責處理集團各項有關風險管理的事宜；

5 信貸委員會負責執行有關借貸活動，尤其是監控集團借貸組合以管理整體的信貸風險；

6 營運及其他風險管理委員會負責處理集團各項有關營運、法律、信譽及策略風險的事宜；

7 資產負債管理委員會負責監察集團管理流動資金、利率風險、市場風險及國家風險；

8 危機管理委員會負責建立和檢討集團監控各類危機事故的策略，及當發生或有可能發生危害集團聲譽、流動資金或財政狀況及持續業務運作的事故時負責危機處理；

9 投資委員會負責制訂投資策略及作出日常集團投資組合的投資決策；

10 巴塞爾項目督導委員會負責處理集團各項有關實施巴塞爾委員會新資本協議的事宜。

審核委員會，薪酬委員會及提名委員會的職權範圍規定該等委員會要向董事會匯報其決定或建議。而其他董事會轄下的委員會亦會根據其職權範圍向董事會匯報重要事項。

E.1 有效溝通

董事會應盡力與股東持續保持對話，尤其是藉股東周年大會或其他全體會議與股東溝通及鼓勵他們的參與。

在2005年的股東常會上，會議主席就每項實際獨立的事宜，包括重選董事，個別提出決議案。

董事會主席，審核委員會、薪酬委員會及提名委員會的主席，均已出席2005年的股東周年常會，回應股東提問。

E.2 以投票方式表決

發行人應定期通知股東以投票方式表決的程序，並確保符合《上市規則》有關以投票方式表決的規定及發行人本身的組織章程文件。

在2005年的股東周年常會上，主席已就所有議案要求以投票方式表決。要求以投票方式表決的程序載列於股東周年常會通函內。本行的外聘核數師，畢馬威會計師事務所，受聘擔任監察員以確保票數正確地點算。









At BEA, we constantly seek ways to provide greater meaning to the customer experience. We make it our business to provide increasingly greater value through the delivery of top quality products and services. In our commitment to quality, we strive to exceed the expectations of every customer.

東亞銀行力求創新，讓客戶體驗更超卓的銀行服務。我們深信，要不斷為客戶增值，關鍵在於提供優質的產品和服務。本行秉承對高素質的堅持，從而達到乃至超越客戶的期望。

Our Commitment to Quality

優質至尚

The Directors have pleasure in presenting their annual report together with the audited accounts for the year ended 31st December, 2005.

PRINCIPAL PLACE OF BUSINESS

The Bank of East Asia, Limited (the "Bank") is a licensed bank incorporated and domiciled in Hong Kong and has its registered office and principal place of business at 10 Des Voeux Road Central, Hong Kong.

PRINCIPAL ACTIVITIES

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

FINANCIAL STATEMENTS

The profit attributable to equity holders of the Group for the year ended 31st December, 2005 and the state of the Bank's and the Group's affairs as at that date are set out in the accounts on pages 90 to 209.

TRANSFER TO RESERVES

Profit attributable to equity holders of the Group, before dividends, of HK$2,748,725,000 (2004 (restated): HK$2,347,709,000) have been transferred to reserves. Other movements in reserves are set out in Note 38 on the accounts.

An interim dividend of HK$0.33 per share (2004: HK$0.28 per share) was paid on 16th September, 2005. The Directors now recommend the payment of a final dividend of HK$0.93 per share (2004: HK$0.80 per share) in respect of the financial year ended 31st December, 2005.

MAJOR CUSTOMERS

The Directors believe that the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group for the year.

DONATIONS

Donations made by the Group during the year for charitable and community purposes amounted to approximately HK$8,436,000 (2004: HK$2,043,000).

FIXED ASSETS

Details of the movements in fixed assets are set out in Note 31 on the accounts.

SHARE CAPITAL

During the year, a sum of HK$34,334,000 standing to the credit of the share premium account was capitalised and applied in paying up in full at par 13,733,320 shares of HK$2.50 each that were allotted and issued to shareholders who had elected to receive new shares in lieu of the 2004 final dividend and the 2005 interim dividend.

During the year, 4,498,000 shares of HK$2.50 each were issued for cash of HK$70,638,000 on the exercise of options granted under the approved Staff Share Option Schemes.

SUBORDINATED NOTES DUE 2015

The Bank issued 5.625% subordinated notes qualifying as tier 2 capital with the principal amount of US$550,000,000 on 13th December, 2005. The notes will mature on 13th December, 2015. The net proceeds from the issue of the notes were US$547,608,500, after deducting the cost of issue. The net proceeds from the sale of the notes will be used for the general funding purposes of the Group.

DEALINGS IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2005.

DIRECTORS

The present Directors of the Bank are shown on page 46.

Kenneth LO Chin-ming was appointed an Independent Non-executive Director of the Bank on 1st May, 2005. Mr. Lo offers himself for re-election at the Annual General Meeting to be held on 7th April, 2006 ("2006 AGM").

Eric LI Fook-chuen was appointed a Non-executive Director of the Bank on 25th January, 2006. Mr. Li offers himself for re-election at the 2006 AGM.

All Directors, including Non-executive Directors, are subject to retirement by rotation and re-election at the annual general

董事會報告書

董事會仝寅現謹向各股東發表董事會報告書及截至2005年12月31日止年度的已審核的賬項。

主要營業地點

東亞銀行有限公司(「本行」)乃一間在香港成立及註冊的持牌銀行，其註冊辦事處和主要營業地點為香港德輔道中10號。

主要業務

本行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務，以及商務、企業及投資者服務。

財務報表

本集團於2005年12月31日的股東應佔溢利，及本行和本集團於當日的財政狀況，載列於第90頁至第209頁的賬項內。

撥入儲備

本集團除股息前的股東應佔溢利中的港幣2,748,725,000(2004年(重報)：2,347,709,000元)已予撥入儲備。至於儲備的其他變動，則載於賬項附註38。

中期股息每股港幣3角3仙(2004年：每股港幣2角8仙)已於2005年9月16日派發。董事會現建議派發截至2005年12月31日止年度的末期股息每股港幣9角3仙(2004年：每股港幣8角)。

主要客戶

董事會認為，本集團5位最大客戶所佔是年度本集團總利息收入及其他經營收入少於30%。

捐款

本集團本年內所作出的慈善及公益捐款約為港幣8,436,000元(2004年:港幣2,043,000元)。

固定資產

固定資產的變動詳情載於賬項附註31。

股本

年內，本行由股份溢價賬項中撥出港幣34,334,000元作為資本，以發行及繳足13,733,320股每股面值港幣2.50元的股份，派發予各選擇以新股份代替2004年度末期股息及2005年度中期股息的股東。

本年內，在認可僱員認股計劃認股權方面，以溢價發行4,498,000股每股面值港幣2.50元的股份，所得現金為港幣70,638,000元。

2015年到期的後償票據

本行在2005年12月13日發行本金總值550,000,000美元評定為2級資本年息5.625%的後償票據。此等票據將於2015年12月13日到期。在扣除發行成本後，發行此等票據的淨得款項為547,608,500美元。發售此等票據的淨得款項會用作本集團的一般資金用途。

買賣本行上市證券

截至2005年12月31日止的年度內，本行或其任何附屬公司並無購入、出售或贖回本行的上市證券。

董事會

本行現任董事的名單載於第46頁。

駱錦明於2005年5月1日獲委任為本行獨立非執行董事。他將在2006年4月7日舉行的股東周年常會(「2006股東周年常會」)上膺選連任。

李福全於2006年1月25日獲委任為本行非執行董事。他將在2006股東周年常會上膺選連任。

各董事，包括非執行董事，須在股東周年常會上輪值告退及膺選連任。根據此規定，黃頌顯、李兆基、李福善、蒙民偉及陳棋昌

meeting. Accordingly, WONG Chung-hin, LEE Shau-kee, Simon LI Fook-sean, William MONG Man-wai and CHAN Kay-cheung will retire. With the exception of Simon LI Fook-sean who does not seek re-appointment, all the other retiring Directors offer themselves for re-election at the 2006 AGM.

No Director proposed for re-election at the 2006 AGM has an unexpired service contract that is not determinable by the Bank or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

David LI Kwok-po is employed as the Chief Executive of the Bank, whose service contract is on a five-year term commencing 1st April, 2004.

No contracts of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

None of the Directors of the Bank is interested in any business apart from the Bank's business that competes or is likely to compete, either directly or indirectly, with the Bank's business.

At no time during the year was the Bank or any of its subsidiaries a party to any arrangement to enable the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate with the exception of the Staff Share Option Schemes, details of which are set out in the following section under the heading "Information on Share Options", and Notes 2(q)(iv) and 36 on the accounts.

The Bank has received independence confirmation from the Independent Non-executive Directors, namely: WONG Chung-hin, LEE Shau-kee, Allan WONG Chi-yun, Winston LO Yau-lai, Thomas KWOK Ping-kwong, TAN Man-kou and Kenneth LO Chin-ming, and considers them to be independent.

The Chairman received HK$200,000 and each of the other Directors, including the Independent Non-executive Directors, received HK$100,000, as directors' fees for the year ended 31st December, 2005.

The fee to the Director who was appointed during the year was paid in accordance with his length of service.

CONNECTED TRANSACTION

On 8th April, 2005, the Bank entered into an Agreement for Sale and Purchase (the "Agreement for Sale and Purchase") with Garudia Limited and Lunalite Company Limited (the "Sellers"), both indirect wholly-owned subsidiaries of Sun Hung Kai Properties Limited ("SHKP"), in respect of the purchase by the Bank of a Ground Floor Shop (the "Property") on the Ground Floor of "Millennium City 5" in Kwun Tong pursuant to the terms under an Agreement for Sale and Purchase dated 9th August, 2002 (the "Main Agreement") between the Sellers as sellers and the Bank as purchaser in respect of certain properties comprised in Millennium City 5.

The total area of the Property is 3,254 sq. ft., comprising of 1,994 sq. ft. floor area on the Ground Floor and 1,260 sq. ft. floor area of the room above it. The consideration of HK$50,508,900 was arrived at after arm's length negotiation between the Bank and the Sellers based on an average of the open market value as at 4th June, 2004 of the Property of two independent valuation reports, less 10% discount pursuant to the terms of the Main Agreement. The Agreement for Sale and Purchase included a right of first refusal in favour of the Sellers to purchase the Property on terms and in manner specified in the Main Agreement.

Thomas KWOK Ping-kwong, an Independent Non-executive Director of the Bank, is also an executive director of SHKP. Mr. Kwok, together with his family interests taken together, is directly or indirectly interested in 30% or more of the voting power at general meetings of SHKP and therefore the transaction constitutes a connected transaction for the Bank. For details, please refer to the announcement dated 8th April, 2005 issued by the Bank.

CORPORATE GOVERNANCE

The Bank is committed to maintaining the highest standard of corporate governance practices. Information on the corporate governance practices adopted by the Bank is set out in the Corporate Governance Report on page 52 to page 69.

將在2006股東周年常會上輪值告退,除李福善之外,其餘告退董事均願膺選連任。

所有擬在2006股東周年常會上膺選連任的董事,並沒有尚未屆滿的服務合約,該等合約屬本行或其附屬公司在一年內不可在不予賠償(法定賠償除外)的情況下終止者。

李國寶受聘為本行的行政總裁,服務合約為期5年,由2004年4月1日起生效。

本年內凡與本行或其任何附屬公司業務有重大關係的合約,本行各董事均無佔有任何實質上的權益。

除本行業務外,本行各董事並無在其他業務中佔有權益,而該其他業務直接或間接與本行的業務構成競爭或可能構成競爭。

除於下列「認股權資料」項下及賬項附註2(q)(iv)及36所詳載的僱員認股計劃外,本年內本行或其任何附屬公司並無作任何安排,以致本行各董事或行政總裁或他們的配偶或18歲以下子女從中取得本行或其他法人團體的股份或債券而獲益。

本行已收到獨立非執行董事:黃頌顯、李兆基、黃子欣、羅友禮、郭炳江、陳文裘及駱錦明的獨立性確認函。本行對他們的獨立性表示認同。

本行主席獲港幣200,000元,而其他董事包括獨立非執行董事各獲得港幣100,000元,作為截至2005年12月31日止財政年度的董事袍金。

在年內獲委任的董事之袍金則按其服務期支付。

關連交易

於2005年4月8日,本行就購買位於觀塘「創紀之城第五期」地下一間地面商舖,與其異有限公司及Lunalite Company Limited(「賣方」)簽訂一項買賣協議(「買賣協議」),該兩間公司均為新鴻基地產發展有限公司(「新鴻基地產」)的間接全資附屬公司。此項交易乃根據賣方與本行(作為買方)就「創紀之城第五期」之若干物業於2002年8月9日所簽訂的買賣協議(「主要協議」)之條款而作出。

該項物業的總樓面面積為3,254平方呎,包括1,994平方呎為地面商舖的樓面面積及1,260平方呎為該商舖之上的房間的樓面面積。代價為港幣50,508,900元,乃本行與賣方經公平合理磋商後釐定,及按兩份獨立估值報告內列出該項物業於2004年6月4日的公開市值的平均值釐定,並根據主要協議的條款減除10%折扣。買賣協議包括賦予賣方一項優先權,可按照主要協議列明的條款及方式購買該項物業。

本行的獨立非執行董事郭炳江亦為新鴻基地產的執行董事。郭先生個人連同其家族權益直接或間接控制新鴻基地產股東大會30%以上的投票權,因此該項交易構成本行的關連交易,有關詳情請參閱本行2005年4月8日刊登的通告。

企業管治

本行承諾維持最高水平的企業管治常規。有關本行所採納的企業管治常規的資料,載列於第52頁至69頁的企業管治報告內。

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31st December, 2005, the interests and short positions of the Directors and Chief Executive of the Bank in the shares, underlying shares and debentures of the Bank and its associated corporations as recorded in the Register required to be kept under section 352 of the Securities and Futures Ordinance (the "SFO") were as follows:

I. Long positions in shares of the Bank

Name	Capacity and nature	No. of shares	Total	% of issued share capital
David LI Kwok-po	Beneficial owner	26,709,794		
	Interest of spouse	665,719	27,375,513[1]	1.81
LI Fook-wo	Beneficial owner	1,235,804		
	Founder of discretionary trust	30,955,378	32,191,182[2]	2.13
WONG Chung-hin	Beneficial owner	46,810		
	Interest of spouse	344,131	390,941[3]	0.03
LEE Shau-kee	Beneficial owner	647,985		
	Interest of corporation	1,000,000	1,647,985[4]	0.11
Simon LI Fook-sean	Beneficial owner	900,223		
	Interest of spouse	3,198,200		
	Founder of discretionary trust	12,171,197	16,269,620[5]	1.08
Allan WONG Chi-yun	Interest of spouse	124		
	Founder of discretionary trust	10,482,901	10,483,025[6]	0.69
Aubrey LI Kwok-sing	Beneficial owner	23,391		
	Interest of spouse	15,137		
	Beneficiary of discretionary trust	30,955,378	30,993,906[7]	2.05
Joseph PANG Yuk-wing	Beneficial owner	480,000	480,000	0.03
William MONG Man-wai	Beneficial owner	848,157		
	Interest of corporation	5,242,661	6,090,818[8]	0.40
CHAN Kay-cheung	Beneficial owner	478,800	478,800	0.03
Winston LO Yau-lai	–	–	Nil	Nil
KHOO Kay-peng	Interest of corporation	1,000,000	1,000,000[9]	0.07
Thomas KWOK Ping-kwong	–	–	Nil	Nil
Richard LI Tzar-kai	–	–	Nil	Nil
TAN Man-kou	–	–	Nil	Nil
Kenneth LO Chin-ming	–	–	Nil	Nil

董事及行政總裁權益

於2005年12月31日，根據《證券及期貨條例》第352條須予備存的登記冊所記錄，本行各董事及行政總裁於本行及其相聯法團的股份，相關股份及債權證中擁有的權益及淡倉如下：

I. 本行股份權益的好倉

姓名	身分及性質	股份數目	總數	佔已發行股本的分率
李國寶	實益擁有人	26,709,794		
	配偶的權益	665,719	27,375,513[1]	1.81
李福和	實益擁有人	1,235,804		
	酌情信託的成立人	30,955,378	32,191,182[2]	2.13
黃頌顯	實益擁有人	46,810		
	配偶的權益	344,131	390,941[3]	0.03
李兆基	實益擁有人	647,985		
	法團的權益	1,000,000	1,647,985[4]	0.11
李福善	實益擁有人	900,223		
	配偶的權益	3,198,200		
	酌情信託的成立人	12,171,197	16,269,620[5]	1.08
黃子欣	配偶的權益	124		
	酌情信託的成立人	10,482,901	10,483,025[6]	0.69
李國星	實益擁有人	23,391		
	配偶的權益	15,137		
	酌情信託的受益人	30,955,378	30,993,906[7]	2.05
彭玉榮	實益擁有人	480,000	480,000	0.03
蒙民偉	實益擁有人	848,157		
	法團的權益	5,242,661	6,090,818[8]	0.40
陳棋昌	實益擁有人	478,800	478,800	0.03
羅友禮	—	—	無	無
邱繼炳	法團的權益	1,000,000	1,000,000[9]	0.07
郭炳江	—	—	無	無
李澤楷	—	—	無	無
陳文裘	—	—	無	無
駱錦明	—	—	無	無

Notes:

1 *David LI Kwok-po was the beneficial owner of 26,709,794 shares and he was deemed to be interested in 665,719 shares through the interests of his spouse, Penny POON Kam-chui.*

2 *LI Fook-wo was the beneficial owner of 1,235,804 shares. The remaining 30,955,378 shares were held by The Fook Wo Trust, of which LI Fook-wo was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of these 30,955,378 shares was made on a voluntary basis. Aubrey LI Kwok-sing was also interested in this same block of 30,955,378 shares as one of the discretionary beneficiaries of the trust (please refer to note 7 below).*

3 *WONG Chung-hin was the beneficial owner of 46,810 shares and he was deemed to be interested in 344,131 shares through the interests of his spouse, LAM Mei-lin.*

4 *LEE Shau-kee was the beneficial owner of 647,985 shares.*

LEE Shau-kee was deemed to be interested in 1,000,000 shares held through Superfun Enterprises Limited ("Superfun"). Superfun was wholly owned by The Hong Kong and China Gas Company Limited which was 37.62% held by Henderson Investment Limited which in turn was 73.48% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land").

Henderson Land was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by LEE Shau-kee.

5 *Simon LI Fook-sean was the beneficial owner of 900,223 shares and he was deemed to be interested in 3,198,200 shares through the interests of his spouse, YANG Yen-ying. The remaining 12,171,197 shares were held by two discretionary trusts, Settlement of Dr. Simon F.S. Li and The Longevity Trust, of which Simon LI Fook-sean was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of these 12,171,197 shares was made on a voluntary basis.*

6 *Allan WONG Chi-yun was deemed to be interested in 124 shares through the interests of his spouse, Margaret KWOK Chi-wai. He was also deemed to be interested in 10,482,901 shares held by a discretionary trust, The Wong Chung Man 1984 Trust, of which Allan WONG Chi-yun was a founder.*

7 *Aubrey LI Kwok-sing was the beneficial owner of 23,391 shares and he was deemed to be interested in 15,137 shares through the interests of his spouse, Elizabeth WOO. The remaining 30,955,378 shares were held by The Fook Wo Trust, a discretionary trust in which Aubrey LI Kwok-sing was one of the discretionary beneficiaries. LI Fook-wo had also made disclosure in respect of the same block of 30,955,378 shares as founder of the discretionary trust (please refer to note 2 above).*

8 *William MONG Man-wai was the beneficial owner of 848,157 shares. Of the remaining 5,242,661 shares, (i) 4,502,798 shares were held through Shun Hing Electronic Trading Co. Ltd., (ii) 668,323 shares were held through Shun Hing Technology Co. Ltd., and (iii) 71,540 shares were held through Shun Hing Advertising Co. Ltd. Such corporations are accustomed to act in accordance with the directions or instructions of William MONG Man-wai who is the Chairman of these corporations.*

9 *KHOO Kay-peng was deemed to be interested in 1,000,000 shares which were held through Bonham Industries Limited, a company in which he held 99.9% of the issued capital.*

II. Long positions in (in respect of equity derivatives) underlying shares of the Bank

Shares options, being unlisted physically settled equity derivatives, to subscribe for the ordinary shares of the Bank were granted to David LI Kwok-po, Joseph PANG Yuk-wing and CHAN Kay-cheung pursuant to the approved Staff Share Option Schemes. Information in relation to these share options during the year ended 31st December, 2005 was shown in the following section under the heading "Information on Share Options".

III. Interests in debentures of the associated corporation of the Bank

Name	Issuer	Capacity and nature	Amount of debentures	Total
Simon LI Fook-sean	East Asia Financial Holding (BVI) Limited	Beneficial owner	US$1,000,000	
		Founder of discretionary trust	US$1,000,000	US$2,000,000

Note: Simon LI Fook-sean was the beneficial owner of the debentures of East Asia Financial Holding (BVI) Limited ("EAFH (BVI)") in the amount of US$1,000,000 and he was deemed to be interested in the debentures of EAFH (BVI) in the amount of US$1,000,000 held by a discretionary trust, Settlement of Dr. Simon F.S. Li, of which Simon LI Fook-sean was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of the US$1,000,000 debentures held by the discretionary trust was made on a voluntary basis.

附註：

1 李國寶為26,709,794股的實益擁有人。由於其配偶潘金翠擁有665,719股之權益，他亦被視為擁有該等股份。

2 李福和為1,235,804股的實益擁有人。餘下之30,955,378股由The Fook Wo Trust持有，李福和為該信託的成立人，惟他不可以影響受託人如何行使其酌情權。披露該30,955,378股出於自願性質。李國星作為該信託其中一位酌情受益人，亦擁有該30,955,378股的權益(請參閱下列附註7)。

3 黃頌顯為46,810股的實益擁有人。由於其配偶林美蓮擁有344,131股之權益，他亦被視為擁有該等股份。

4 李兆基為647,985股的實益擁有人。

李兆基被視為擁有由Superfun Enterprises Limited(「Superfun」)持有之1,000,000股。Superfun由香港中華煤氣有限公司(「中華煤氣」)全資擁有。由 Kingslee S.A.持有73.48%股權的恒基兆業發展有限公司持有中華煤氣37.62%股權。而Kingslee S.A.是恒基兆業地產有限公司(「恒基地產」)的全資附屬公司。

恒基兆業有限公司(「恒基兆業」)持有恒基地產61.87%股權。Hopkins (Cayman) Limited(「Hopkins」)，作為一個單位信託(「該單位信託」)的受託人，擁有恒基兆業的全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)，分別為不同全權信託的受託人，持有該單位信託的單位。李兆基擁有Hopkins、Rimmer及Riddick的全部已發行股份。

5 李福善為900,223股的實益擁有人。由於其配偶楊延茵擁有3,198,200股之權益，他亦被視為擁有該等股份。餘下之12,171,197股由兩個酌情信託Settlement of Dr. Simon F.S. Li 及 The Longevity Trust持有，李福善為該兩個酌情信託的成立人，惟他不可以影響受託人如何行使其酌情權。披露該12,171,197股出於自願性質。

6 由於其配偶郭志蕙擁有124股之權益，黃子欣被視為擁有該等股份。而由於黃子欣為一個酌情信託The Wong Chung Man 1984 Trust的成立人，他亦被視為擁有該酌情信託所持有的10,482,901股。

7 李國星為23,391股的實益擁有人。由於其配偶吳伊莉擁有15,137股之權益，他亦被視為擁有該等股份。餘下之30,955,378股由一個酌情信託The Fook Wo Trust持有，李國星為該信託的其中一位酌情受益人。作為該酌情信託的成立人，李福和亦已就該等30,955,378股作出披露(請參閱上列附註2)。

8 蒙民偉為848,157股的實益擁有人。餘下的5,242,661股當中：(i) 4,502,798股由信興電器貿易有限公司持有；(ii) 668,323股由信興科技有限公司持有；及(iii) 71,540股由信興廣告有限公司持有。蒙民偉為該等法團的主席。該等法團慣於按照蒙民偉的指令或指示行事。

9 由於邱繼炳擁有Bonham Industries Limited 99.9%已發行股份，他被視為擁有Bonham Industries Limited持有之1,000,000股。

II. 本行相關股份(就股本衍生工具而言)的好倉

根據本行的認可僱員認股計劃，李國寶、彭玉榮及陳棋昌獲授予認股權，以認購本行普通股股份。該等認股權屬於非上市以實物交收的期權。有關此等認股權在截至2005年12月31日止期間的資料，見於下列「認股權資料」項下。

III. 本行相關法團債權證權益

姓名	發行人	身分及性質	債權證數額	總數
李福善	East Asia Financial Holding (BVI) Limited	實益擁有人	1,000,000美元	
		酌情信託的成立人	1,000,000美元	2,000,000美元

附註：李福善實益擁有為數1,000,000美元由 East Asia Financial Holding (BVI) Limited(「EAFH (BVI)」)發行的債權證，而他亦被視為擁有由一個酌情信託Settlement of Dr. Simon F.S. Li 持有為數1,000,000美元由EAFH(BVI)發行的債權證。李福善為該酌情信託的成立人，惟他不可以影響受託人如何行使其酌情權。披露該等由酬情信託持有之1,000,000美元債權證出於自願性質。

Apart from the interests disclosed above, notifications were received from Richard LI Tzar-kai in respect of the following interests in the debentures of the Bank as at 31st December, 2005, arising through a discretionary investment company, PCI Investment Management Limited, being a controlled corporation of two discretionary trusts, The Ocean Trust and The Starlite Trust, of which Richard LI Tzar-kai was the founder:

Name	Capacity and nature	Amount of debentures
Richard LI Tzar-kai	Founder of discretionary trust	US$4,000,000
Richard LI Tzar-kai	Founder of discretionary trust	HK$50,000,000

Save as disclosed above, no other interest or short position in the shares, underlying shares or debentures of the Bank or any of its association corporations were recorded in the Register.

INFORMATION ON SHARE OPTIONS

Information in relation to share options disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") was as follows:

(1) Movement of share options during the year ended 31st December, 2005:

		Number of Share Options				
Name	Date of Grant[a]	Outstanding at 1/1/2005	Granted	Exercised	Lapsed	Outstanding at 31/12/2005
David LI Kwok-po	20/4/2000	145,000	–	145,000[c]	–	Nil
	19/4/2001	850,000	–	–	–	850,000
	18/4/2002	850,000	–	–	–	850,000
	02/5/2003	1,000,000	–	–	–	1,000,000
	22/4/2004	1,000,000	–	–	–	1,000,000
	03/5/2005	–	1,000,000[b]	–	–	1,000,000
Joseph PANG Yuk-wing	20/4/2000	130,000	–	130,000[c]	–	Nil
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	500,000	–	–	–	500,000
	22/4/2004	500,000	–	–	–	500,000
	03/5/2005	–	500,000[b]	–	–	500,000
CHAN Kay-cheung	20/4/2000	130,000	–	130,000[c]	–	Nil
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	500,000	–	–	–	500,000
	22/4/2004	500,000	–	–	–	500,000
	03/5/2005	–	500,000[b]	–	–	500,000
Aggregate of other Employees*	20/4/2000	1,075,000	–	1,048,000[c]	27,000	Nil
	19/4/2001	535,000	–	170,000[c]	–	365,000
	18/4/2002	1,145,000	–	510,000[c]	–	635,000
	02/5/2003	6,570,000	–	2,300,000[c]	–	4,270,000
	22/4/2004	13,045,000	–	65,000[c]	630,000	12,350,000
	03/5/2005	–	14,410,000[b]	–	420,000	13,990,000

* *Employees working under employment contracts that were regarded as "Continuous Contracts" for the purpose of the Hong Kong Employment Ordinance.*

除上述所披露的權益外，另收到李澤楷的通知，截至2005年12月31日彼透過一間酌情投資公司盈保投資管理有限公司(「盈保投資」)持有下列的本行債權證。兩個酌情信託The Ocean Trust 及The Starlite Trust 為盈保投資的控股公司，而李澤楷為該兩個酌情信託的成立人:

姓名	身分及性質	債權證數額
李澤楷	酌情信託的成立人	4,000,000美元
李澤楷	酌情信託的成立人	港幣50,000,000元

除上述披露外，概無其他本行或其任何相聯法團的股份、相關股份或債權證的權益或淡倉載於該登記冊內。

認股權資料

根據《香港聯合交易所證券上市規則》(「上市規則」)所披露有關認股權的資料如下：

(1) 截至2005年12月31日止年內認股權的變動:

		認股權數目				
姓名	授予日期[a]	於1/1/2005日 尚未行使	授出	行使	失效	於31/12/2005日 尚未行使
李國寶	20/4/2000	145,000	–	145,000[c]	–	無
	19/4/2001	850,000	–	–	–	850,000
	18/4/2002	850,000	–	–	–	850,000
	02/5/2003	1,000,000	–	–	–	1,000,000
	22/4/2004	1,000,000	–	–	–	1,000,000
	03/5/2005	–	1,000,000[b]	–	–	1,000,000
彭玉榮	20/4/2000	130,000	–	130,000[c]	–	無
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	500,000	–	–	–	500,000
	22/4/2004	500,000	–	–	–	500,000
	03/5/2005	–	500,000[b]	–	–	500,000
陳棋昌	20/4/2000	130,000	–	130,000[c]	–	無
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	500,000	–	–	–	500,000
	22/4/2004	500,000	–	–	–	500,000
	03/5/2005	–	500,000[b]	–	–	500,000
其他僱員的總數*	20/4/2000	1,075,000	–	1,048,000[c]	27,000	無
	19/4/2001	535,000	–	170,000[c]	–	365,000
	18/4/2002	1,145,000	–	510,000[c]	–	635,000
	02/5/2003	6,570,000	–	2,300,000[c]	–	4,270,000
	22/4/2004	13,045,000	–	65,000[c]	630,000	12,350,000
	03/5/2005	–	14,410,000[b]	–	420,000	13,990,000

** 按香港《僱傭條例》所指的「連續合約」工作的僱員*

(2) No share options were cancelled during the year ended 31st December, 2005.

(3) The accounting policy adopted for share options is set out in Note 2(q)(iv) on the accounts.

Notes:

a Particulars of share options:

Date of Grant	Vesting Period	Exercise Period	Exercise Price Per Share HK$
20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23
03/5/2005	03/5/2005 – 02/5/2006	03/5/2006 – 03/5/2010	22.95

b (i) The closing price of the shares of the Bank immediately before 3rd May, 2005 on which the options were granted was HK$22.85.

(ii) The fair value of share options granted during the year ended 31st December, 2005 is set out in Note 36 on the accounts.

c Annual weighted average ("AWA") closing price of the shares of the Bank immediately before the date on which the Options were exercised during the year ended 31st December, 2005:

Date of Grant	No. of Options Exercised	Exercise Price Per Share HK$	AWA Closing Price HK$
20/4/2000	1,453,000	16.46	23.23
19/4/2001	170,000	16.96	23.73
18/4/2002	510,000	15.80	23.42
02/5/2003	2,300,000	14.90	23.32
22/4/2004	65,000	23.23	24.00

Save as disclosed above, as at 31st December, 2005, none of the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Bank or any of its associated corporations.

(2) 截至2005年12月31日止年內並無認股權被註銷。

(3) 有關認股權的會計政策載於賬項附註2(q)(iv)。

附註：

a 認股權詳情：

授予日期	有效期	行使期	每股行使價 港幣(元)
20/4/2000	20/4/2000 - 19/4/2001	20/4/2001 - 20/4/2005	16.46
19/4/2001	19/4/2001 - 18/4/2002	19/4/2002 - 19/4/2006	16.96
18/4/2002	18/4/2002 - 17/4/2003	18/4/2003 - 18/4/2007	15.80
02/5/2003	02/5/2003 - 01/5/2004	02/5/2004 - 02/5/2008	14.90
22/4/2004	22/4/2004 - 21/4/2005	22/4/2005 - 22/4/2009	23.23
03/5/2005	03/5/2005 - 02/5/2006	03/5/2006 - 03/5/2010	22.95

b (i) 本行股份在緊接2005年5月3日授出認股權當日之前的收市價為港幣22.85元。

(ii) 在截至2005年12月31日止年內授出認股權的公平價值載於賬項附註36。

c 在截至2005年12月31日止年內本行股份在緊接有關認股權行使日期之前的全年加權平均收市價：

授予日期	行使認股權數目	每股行使價 港幣(元)	全年加權平均收市價 港幣(元)
20/4/2000	1,453,000	16.46	23.23
19/4/2001	170,000	16.96	23.73
18/4/2002	510,000	15.80	23.42
02/5/2003	2,300,000	14.90	23.32
22/4/2004	65,000	23.23	24.00

除上述所披露外，於2005年12月31日，本行的董事或行政總裁或他們的配偶或18歲以下子女概無獲授或行使任何權利以認購本行或其任何相聯公司的股本或債務證券。

INFORMATION ON SHARE OPTION SCHEME

The following is a summary of the Staff Share Option Scheme 2002 that was adopted on 26th March, 2002 (the "Scheme") disclosed in accordance with the Listing Rules:

1. **Purpose of the Scheme:**

   (a) The Scheme is a share incentive scheme and is established to recognise and acknowledge the contributions that eligible persons had made or may make to the Group.

   (b) The Scheme will provide the eligible persons with an opportunity to have a personal stake in the Bank with the view to motivating the eligible persons to optimise their performance and efficiency for the benefit of the Group.

2. **Participants of the Scheme:**

   The Board may at its discretion grant options to any employees including Executive Directors and Chief Executive of the Group.

3. **Total number of shares available for issue under the Scheme and % of issued share capital at 31st December, 2005:**

   The total number of shares available for issue under the Scheme is 71,696,959 shares representing 4.75% of the issued share capital at 31st December, 2005.

4. **Maximum entitlement of each participant under the Scheme:**

   No options may be granted to any eligible persons, which if exercised in full would result in the total number of shares issued and to be issued upon exercise of the share options already granted or to be granted to such eligible person under the Scheme or any other schemes of the Bank (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital as at the date of such new grant. Any grant of further options above this limit shall be subject to certain requirements as stipulated in the rules of the Scheme.

5. **The period within which the shares must be taken up under an option:**

   Beginning on the first anniversary of the Date of Grant of such options and ending on the fifth anniversary thereof.

6. **The minimum period for which an option must be held before it can be exercised:**

   From the Date of Grant of such options up to the day immediately before the first anniversary thereof.

7. **The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid:**

   N/A

8. **The basis of determining the exercise price:**

   The exercise price is determined by the Directors and being not less than the highest of:

   (a) the closing price of the Bank's shares in the Stock Exchange's daily quotations sheet on the date of grant of the relevant options;

   (b) an amount equivalent to the average closing price of the Bank's shares as stated in the Stock Exchange's daily quotation sheets for the 5 business days immediately preceding the date of grant of the relevant options; and

   (c) the nominal value of the Bank's shares.

9. **The remaining life of the Scheme:**

   The Scheme Period will end on 25th March, 2007.

認股權計劃資料

根據《上市規則》披露的有關於2002年3月26日採納的僱員認股計劃2002(「計劃」)的摘要如下：

1. 計劃的目的：

   (a) 本計劃屬於一項股份獎勵計劃，設立的目的在於肯定合資格人士對本集團作出或可能作出的貢獻。

   (b) 本計劃為合資格人士提供機會持有本行的股權，藉此鼓勵僱員努力工作，提高效率，為本集團賺取更多利益。

2. 計劃的參與人：

   董事會可按其酌情權，向本集團任何僱員，包括執行董事和行政總裁，授予認股權。

3. 計劃中可予發行的股份數目及其於2005年12月31日佔已發行股本的百分率：

   計劃中可予發行的股份數目為71,696,959股，佔本行於2005年12月31日已發行股本的4.75%。

4. 計劃中每名參與人可獲授權益上限：

   凡合資格人士在行使全部認股權後，會導致該位合資格人士在截至獲授新認股權之日(包括當日)止十二個月內，因行使已經根據或將會根據本計劃及本行任何其他計劃獲授的認股權(包括已行使、已註銷及尚未行使的認股權)時，所獲發行及將予發行的股份總數超出新認股權授出當日的已發行股份的1%，則不得向該位合資格人士再授出新認股權。再度授出超出該上限的認股權，須受載於該計劃的規則內的若干規定所約束。

5. 可根據認股權認購股份的期限：

   由該認股權授予日的第一周年開始截至授予日的第五周年止

6. 認股權行使之前必須持有的最短期限：

   由認股權授出之日起直至授予日的第一周年之前一日

7. 申請或接受認股權須付金額以及付款或通知付款的期限或償還申請期權貸款的期限：

   不適用

8. 行使價的釐定基準：

   行使價由董事會釐定，但不少於下列的較高價：

   (a) 於授出有關認股權當日，本行股份於聯交所日報表的收市價；

   (b) 相等於緊接授出有關認股權當日之前5個營業日，本行股份於聯交所日報表的平均收市價；及

   (c) 本行股份的面值。

9. 計劃尚餘的有效期：

   計劃期間將於2007年3月25日終止。

INTERESTS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS

As at 31st December, 2005, the interests and short positions of Substantial Shareholders and Other Persons of the Bank in the shares and underlying shares of the Bank as recorded in the Register required to be kept under section 336 of the SFO were as follows:

Name	Capacity and nature	No. of shares	% on issued share capital
Silchester International Investors Limited	Investment Manager	121,018,000[1] (L)	8.01
Silchester International Investors International Value Equity Trust	Collective Investment Scheme	75,941,300[1] (L)	5.03
East Asia International Trustees Limited	Trustee	83,137,567 (L)	5.51
Citigroup Inc.	Beneficial owner/ Custodian Corporation/ Approved Lending Agent	79,180,132[2] (L)	5.24
	Beneficial owner	980,600 (S)	0.06
	Custodian Corporation/ Approved Lending Agent	3,865,380[2] (P)	0.26

[1] *Duplicate of 75,941,300 shares as Silchester International Investors Limited controls the securities held by Silchester International Investors International Value Equity Trust.*

[2] *Included in the 79,180,132 shares were a lending pool of 3,865,380 shares and 52,000,000 shares derived from physically settled unlisted derivatives.*

(L) - Long positions
(S) - Short positions
(P) - Lending pool

Save as disclosed above, no other interest or short position in the shares or underlying shares of the Bank were recorded in the Register.

PUBLIC FLOAT

As at the date of this Report, the Bank has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Bank and within the knowledge of the Directors.

COMPLIANCE

In preparing the accounts for 2005, the Bank has fully complied with the guideline set out in the Supervisory Policy Manual "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority.

AUDITORS

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 10th February, 2006

大股東及其他人士的權益

於2005年12月31日，根據《證券及期貨條例》第336條須予備存的登記冊所記錄，大股東及其他人士擁有本行的股份及相關股份的權益及淡倉如下:

姓名	身分及性質	股份數目	佔已發行股本的百分率
Silchester International Investors Limited	投資經理	121,018,000[1] (L)	8.01
Silchester International Investors International Value Equity Trust	集成投資計劃	75,941,300[1] (L)	5.03
East Asia International Trustees Limited	受託人	83,137,567 (L)	5.51
Citigroup Inc.	實益擁有人／保管人-法團／核准借出代理人	79,180,132[2] (L)	5.24
	實益擁有人	980,600 (S)	0.06
	保管人-法團／核准借出代理人	3,865,380[2] (P)	0.26

1 *由於Silchester International Investors Limited控制所有由Silchester International Investors International Value Equity Trust持有的證券，75,941,300股屬重覆具報。*

2 *此等79,180,132股股份內包括3,865,380股可供借出的股份及52,000,000股以實物交收非上市衍生工具。*

(L) - 好倉
(S) - 淡倉
(P) - 可供借出的股份

除上述披露外，概無其他本行股份或相關股份的權益或淡倉載於該登記冊內。

公眾持股量

基於公開予本行查閱之資料及據董事所知悉，截至本報告日期為止，本行一直維持《上市規則》所訂明之公眾持股量。

符合指引

本行已完全符合香港金融管理局所頒布的監管政策手冊《本地註冊認可機構披露財務資料》所載的指引編製2005年度賬目。

核數師

在即將召開的股東周年常會中，將提請通過再聘畢馬威會計師事務所為本行核數師的議案。

主席兼行政總裁
李國寶

香港，2006年2月10日

REPORT OF THE AUDITORS



TO THE SHAREHOLDERS OF THE BANK OF EAST ASIA, LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 90 to 209 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Bank's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31st December, 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 10th February, 2006

核數師報告書



致東亞銀行有限公司各股東：

（於香港註冊成立的有限公司）

本核數師（以下簡稱「我們」）已審核刊於第90頁至第209頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港《公司條例》規定董事須編製真實和公允的賬項。在編製這些賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果，對這些賬項提出獨立意見，並按照香港《公司條例》第141條的規定，僅向整體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒布的《香港核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴銀行及 貴集團的具體情況，以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充分的憑證，就賬項是否存在重大的錯誤陳述，作合理的確定。在提出意見時，我們亦已衡量賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的賬項均真實和公允地反映 貴銀行及 貴集團於2005年12月31日的財政狀況和 貴集團截至該日止年度的溢利及現金流量，並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港，2006年2月10日

CONSOLIDATED PROFIT AND LOSS ACCOUNT
綜合損益賬

For the year ended 31st December, 2005　截至2005年12月31日止年度

		Notes 附註	2005 HK$'000 港幣千元	2004 Restated重報 HK$'000 港幣千元
Interest income	利息收入	4	**7,806,534**	5,668,495
Interest expense	利息支出	5	**(4,046,276)**	(2,054,505)
Net interest income	淨利息收入		**3,760,258**	3,613,990
Fee and commission income	服務費及佣金收入	6	**1,598,000**	1,506,604
Fee and commission expense	服務費及佣金支出		**(229,896)**	(298,363)
Net trading profits	交易溢利淨額	7	**576,024**	373,956
Net result from financial instruments designated at fair value through profit or loss	指定為通過損益以反映公平價值金融工具的淨表現	8	**(42,546)**	–
Other operating income	其他經營收入	9	**290,698**	299,678
Operating income	經營收入		**5,952,538**	5,495,865
Operating expenses	經營支出	10	**(2,988,047)**	(2,762,180)
Operating profit before impairment losses	未扣除減值損失之經營溢利		**2,964,491**	2,733,685
Impairment losses on loans and advances	貸款減值損失	11	**(141,485)**	–
Net charge for bad and doubtful debts	壞賬及呆賬支出	11	**–**	(272,807)
Impairment losses on held-to-maturity investments	持至到期投資減值損失		**(33,230)**	–
Impairment losses on available-for-sale financial assets	可供出售金融資產減值損失		**(325)**	–
Impairment losses on associates	聯營公司減值損失		**(6,838)**	–
Provision on held-to-maturity debt securities, investment securities and associates	持至到期債務證券、投資證券和聯營公司的準備金調撥		**–**	(18,582)
(Charge)/Write back of impairment loss on bank premises	銀行行址減值(損失)／回撥	31	**(210,140)**	18,538
Impairment losses	減值損失		**(392,018)**	(272,851)
			2,572,473	2,460,834
Net loss on sale of held-to-maturity investments	出售持至到期投資之淨虧損		**(630)**	–
Net profit on sale of available-for-sale financial assets	出售可供出售金融資產之淨溢利	12	**6,983**	–
Net profit on sale of investment securities	出售投資證券之淨溢利		**–**	13,763
Net profit/(loss) on sale of subsidiaries/associates	出售附屬公司／聯營公司之淨溢利／(虧損)		**624**	(5)
Net profit on sale of fixed assets	出售固定資產之淨溢利		**365,441**	15,239
Valuation gains on investment properties	重估投資物業盈利	31	**234,221**	227,941
Share of profits less losses on associates	應佔聯營公司溢利減虧損		**33,731**	68,995
Profit for the year before taxation	年度內除稅前溢利		**3,212,843**	2,786,767
Income tax	所得稅	13	**(426,862)**	(414,291)
Profit for the year after taxation	年度內除稅後溢利		**2,785,981**	2,372,476

		Notes 附註	**2005** **HK$'000 港幣千元**	2004 Restated重報 HK$'000 港幣千元
Attributable to:	可歸屬於：			
Equity holders of the Group	本集團股東	14	**2,748,725**	2,347,709
Minority interests	少數股東權益	39	**37,256**	24,767
Profit after taxation	除稅後溢利		**2,785,981**	2,372,476
Appropriations:	撥款：			
Dividends attributable to the year	應屬本年度股息	15		
Interim paid	已支付中期股息		**496,127**	414,535
Final paid in respect of previous year	已支付屬上年度末期股息		**1,702**	885
Final proposed	擬派末期股息		**1,404,514**	1,193,599
Earnings per share	每股盈利		**HK$ 港幣**	HK$ 港幣
Basic	基本	16(a)	**1.83**	1.59
Diluted	攤薄	16(b)	**1.82**	1.58

The notes on pages 98 to 209 form part of these accounts.

第98至209頁之附註屬本賬項之一部分。

CONSOLIDATED BALANCE SHEET
綜合資產負債表

As at 31st December, 2005 2005年12月31日

		Notes 附註	2005 HK$'000 港幣千元	2004 Restated 重報 HK$'000 港幣千元
ASSETS	**資產**			
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	20	**4,525,587**	3,655,593
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	21	**45,347,255**	42,083,406
Trade bills	貿易票據	22	**612,587**	1,400,138
Trading assets	交易用途資產	23	**3,245,579**	2,283,425
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融資產	24	**10,157,707**	–
Advances to customers and other accounts	客戶貸款及其他賬項	25	**144,836,789**	122,601,430
Other investments in securities	其他證券投資		**–**	11,820,621
Available-for-sale financial assets	可供出售金融資產	26	**8,399,121**	–
Held-to-maturity investments	持至到期投資	27	**13,016,959**	17,557,945
Investments in associates	聯營公司投資	29	**768,580**	725,963
Fixed assets	固定資產	31	**5,355,899**	5,697,750
– Investment properties	–投資物業		**950,586**	802,934
– Other property and equipment	–其他物業及設備		**4,405,313**	4,894,816
Goodwill	商譽	30	**2,494,950**	2,448,156
Deferred tax assets	遞延税項資產	33(b)	**38,469**	95,119
Total Assets	資產總額		**238,799,482**	210,369,546
EQUITY AND LIABILITIES	**股東權益及負債**			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	40(b), 40(c)	**13,785,419**	9,571,657
Deposits from customers	客戶存款	40(b), 40(c)	**175,894,925**	163,737,665
Trading liabilities	交易用途負債	34(a)	**1,936,999**	1,191,858
Certificates of deposit issued	已發行存款證		**6,431,391**	4,178,623
– At fair value through profit or loss	–通過損益以反映公平價值		**3,047,652**	–
– At amortised cost	–攤銷成本		**3,383,739**	4,178,623
Current taxation	本期税項	33(a)	**261,695**	179,369
Deferred tax liabilities	遞延税項負債	33(b)	**627,485**	729,266
Other accounts and provisions	其他賬項及準備	34(b)	**6,908,260**	4,651,190
Loan capital measured at fair value through profit or loss	通過損益以反映公平價值的借貸資本	35	**8,548,780**	4,271,124
Total Liabilities	負債總額		**214,394,954**	188,510,752
Share capital	股本	37	**3,775,575**	3,729,996
Reserves	儲備	38	**20,421,790**	17,963,143
Total equity attributable to equity holders of the Group	歸屬於集團股東權益總額		**24,197,365**	21,693,139
Minority interests	少數股東權益	39	**207,163**	165,655
Total Equity	股東權益總額		**24,404,528**	21,858,794
Total Equity and Liabilities	股東權益及負債總額		**238,799,482**	210,369,546

Approved and authorised for issue by the Board of Directors on 10th February, 2006.

董事會於2006年2月10日核准及授權發布。

Chairman and Chief Executive **David LI Kwok-po** *主席兼行政總裁* **李國寶**

Directors **LI Fook-wo** *董事* **李福和**

WONG Chung-hin **黃頌顯**

Winston LO Yau-lai **羅友禮**

The notes on pages 98 to 209 form part of these accounts.

第98至209頁之附註屬本賬項之一部分。

BALANCE SHEET
資產負債表

As at 31st December, 2005　2005年12月31日

		Notes 附註	2005 HK$'000 港幣千元	2004 Restated 重報 HK$'000 港幣千元
ASSETS	**資產**			
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	20	**4,376,415**	3,460,456
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	21	**45,052,614**	41,893,353
Trade bills	貿易票據	22	**612,587**	1,399,484
Trading assets	交易用途資產	23	**3,227,606**	2,268,324
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融資產	24	**10,117,933**	–
Advances to customers and other accounts	客戶貸款及其他賬項	25	**139,281,065**	118,113,011
Amounts due from subsidiaries	附屬公司欠款	32(a)	**1,728,817**	2,055,864
Other investments in securities	其他證券投資		**–**	10,993,217
Available-for-sale financial assets	可供出售金融資產	26	**7,704,002**	–
Held-to-maturity investments	持至到期投資	27	**11,294,569**	16,394,336
Investments in subsidiaries	附屬公司投資	28	**2,121,229**	1,838,237
Investments in associates	聯營公司投資	29	**119,603**	143,643
Fixed assets	固定資產	31	**5,121,598**	5,207,866
– Investment properties	－投資物業		**979,680**	644,216
– Other property and equipment	－其他物業及設備		**4,141,918**	4,563,650
Goodwill	商譽	30	**1,460,292**	1,460,292
Deferred tax assets	遞延税項資產	33(b)	**30,233**	84,942
Total Assets	資產總額		**232,248,563**	205,313,025
EQUITY AND LIABILITIES	**股東權益及負債**			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	40(b), 40(c)	**13,605,141**	9,476,018
Deposits from customers	客戶存款	40(b), 40(c)	**165,890,788**	153,908,317
Trading liabilities	交易用途負債	34(a)	**1,935,069**	1,191,858
Certificates of deposit issued	已發行存款證		**8,631,391**	6,378,623
– At fair value through profit or loss	－通過損益以反映公平價值		**3,047,652**	–
– At amortised cost	－攤銷成本		**5,583,739**	6,378,623
Amounts due to subsidiaries	欠附屬公司款項	32(b)	**9,852,377**	10,362,683
Current taxation	本期税項	33(a)	**248,583**	152,030
Deferred tax liabilities	遞延税項負債	33(b)	**626,893**	718,107
Other accounts and provisions	其他賬項及準備	34(b)	**4,735,449**	2,970,816
Loan capital measured at fair value through profit or loss	通過損益以反映公平價值的借貸資本	35	**4,274,859**	–
Total Liabilities	負債總額		**209,800,550**	185,158,452
Share capital	股本	37	**3,775,575**	3,729,996
Reserves	儲備	38	**18,672,438**	16,424,577
Total equity attributable to equity holders of the Bank	歸屬於集團股東權益總額		**22,448,013**	20,154,573
Total Equity and Liabilities	股東權益及負債總額		**232,248,563**	205,313,025

Approved and authorised for issue by the Board of Directors on 10th February, 2006.

董事會於2006年2月10日核准及授權發布。

Chairman and Chief Executive	**David LI Kwok-po**	*主席兼行政總裁*	**李國寶**
Directors	**LI Fook-wo**	*董事*	**李福和**
	WONG Chung-hin		**黃頌顯**
	Winston LO Yau-lai		**羅友禮**

The notes on pages 98 to 209 form part of these accounts.

第98至209頁之附註屬本賬項之一部分。

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY
綜合權益變動表

For the year ended 31st December, 2005　截至2005年12月31日止年度

		Notes 附註	**2005 HK$'000 港幣千元**	2004 Restated 重報 HK$'000 港幣千元
Total equity at 1st January	於1月1日股東權益總額			
As previously reported:	如前匯報			
– attributable to equity holders of the Group	－本集團股東應佔權益		**21,727,481**	20,111,256
– minority interests	－少數股東權益		**165,655**	24,418
			21,893,136	20,135,674
Prior period adjustments arising from changes in accounting policies	因會計政策轉變引致的前期調整		**(34,342)**	–
As restated, before opening balance adjustments	已重報(不包括期初結餘調整)		**21,858,794**	20,135,674
Opening balance adjustments arising from changes in accounting policies	因會計政策轉變引起的期初結餘調整		**595,788**	–
As 1st January, after prior period and opening balance adjustments	於1月1日(包括前期及期初結餘調整)		**22,454,582**	20,135,674
Net income recognised directly in equity	直接確認於股東權益淨收入			
Release/(recognition) of net deferred tax liabilities in revaluation reserve on bank premises	銀行行址重估儲備內之遞延稅項負債淨額回撥／(確認)	*38(c)*	**37,818**	(1,874)
Revaluation surplus on bank premises transferred to investment properties	銀行行址轉作投資物業所產生的重估盈餘	*38(c)*	**12,429**	13,788
Write back of impairment loss on bank premises	銀行行址減值回撥	*38(c)*	**–**	12,839
Capital reserve on share-based transactions	股權支付交易產生的資本儲備	*38(g)*	**29,796**	41,749
Changes in fair value of available-for-sale financial assets	可供出售金融資產之公平價值變動	*38(h)*	**359,477**	–
Exchange and other adjustments	匯兑及其他調整	*38(f), 38(h), 39*	**27,875**	24,874
			467,395	91,376
Net profit for the year	年度內溢利			
Attributable to:	可歸屬於：			
Equity holders of the Group	本集團股東權益	*38(i)*	**2,748,725**	2,347,709
– Attributable to equity holders of the Group (as previously reported)	－歸屬於集團股東權益(如前匯報)			2,423,800
– Prior period adjustments arising from change in accounting policies	－因會計政策轉變引致的前期調整			(76,091)
Minority interests	少數股東權益	*39*	**37,256**	24,767
			2,785,981	2,372,476
Total recognised income and expenses for the year (of which HK$37,256,000 (2004: HK$24,767,000) is attributable to minority interests)	年度內已確認的收入和支出(其中少數股東應佔權益港幣37,256,000元(2004年：港幣24,767,000元))		**3,253,376**	2,463,852

Consolidated Summary Statement of Changes in Equity (continued)
綜合權益變動表（續）

For the year ended 31st December, 2005　截至2005年12月31日止年度

		Notes 附註	**2005** **HK$'000 港幣千元**	2004 Restated 重報 HK$'000 港幣千元
Dividends declared or approved during the year	年度內已宣布或核准派發股息	*38(i)*	**(1,691,428)**	(1,325,241)
Movements in shareholders' equity arising from capital transactions with equity holders of the Group:	與集團股東進行資本交易所產生的股東權益變動：			
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份	*37, 38(a)*	**70,638**	172,389
Shares issued in lieu of dividends	以股代息發行的股份	*38(b)*	**313,034**	295,794
Capital fee	資本費用	*38(a)*	**(58)**	(144)
			383,614	468,039
Movements in minority interests	少數股東權益變動			
Acquisition of subsidiaries	購入附屬公司	*39*	**975**	–
Decrease/(increase) in shareholding	減少／(增加)股權	*39*	**3,409**	(2,092)
Contribution from minority shareholders	少數股東借款	*39*	**–**	118,562
			4,384	116,470
Balance as at 31st December	於12月31日結餘		**24,404,528**	21,858,794

The notes on pages 98 to 209 form part of these accounts.　第98至209頁之附註屬本賬項之一部分。

CONSOLIDATED CASH FLOW STATEMENT
綜合現金流量表

For the year ended 31st December, 2005 *截至2005年12月31日止年度*

		Notes 附註	**2005** **HK$'000 港幣千元**	2004 Restated 重報 HK$'000 港幣千元
OPERATING ACTIVITIES	**經營業務活動**			
Profit for the year before taxation	年度內除稅前溢利		**3,212,843**	2,786,767
Adjustments for:	調整：			
Net charge for bad and doubtful debts	壞賬及呆賬支出	11	**–**	272,807
Impairment losses on loans and advances	貸款減值損失	11	**141,485**	–
Impairment allowance on held-to-maturity investments, available-for-sale financial assets and associates	持至到期投資、可供出售金融資產和聯營公司的減值準備		**40,393**	–
Provision on held-to-maturity debt securities, investment securities and associates	持至到期債務證券、投資證券和聯營公司的準備金調撥		**–**	18,582
Share of profits less losses of associates	應佔聯營公司溢利減虧損		**(33,731)**	(68,995)
Net loss on sale of held-to-maturity investments	出售持至到期投資淨虧損		**630**	–
Net profit on sale of other investments in securities	出售其他證券投資淨溢利		**–**	(13,763)
Net (profit)/loss on sale of subsidiaries/associates	出售附屬公司和聯營公司淨(溢利)／虧損		**(624)**	5
Net profit on sale of available-for-sale financial assets	出售可供出售金融資產之淨溢利		**(6,983)**	–
Net profit on sale of fixed assets	出售固定資產之淨溢利		**(365,441)**	(15,239)
Interest expenses on loan capital, certificates of deposit and bonds issued	已發行借貸資本、存款證及債券利息支出		**655,018**	232,224
Depreciation on fixed assets	固定資產折舊	10, 31	**258,563**	243,961
Amortisation of goodwill	商譽攤銷	30	**–**	143,875
Charge/(write back) of impairment loss on bank premises	銀行行址減值損失／(回撥)		**210,140**	(18,538)
Dividend income from listed trading securities	交易用途上市證券股息收入		**(10,968)**	–
Dividend income from available-for-sale financial assets	可供出售金融資產股息收入		**(34,153)**	–
Dividend income from other investments in securities	其他證券投資股息收入		**–**	(42,960)
Dividend income from listed securities designated at fair value through profit or loss	指定為通過損益以反映公平價值上市證券股息收入		**(345)**	–
Amortisation of discount on certificates of deposit and loan capital issued	已發行存款證及借貸資本的折扣攤銷		**–**	81,614
Revaluation gain on certificates of deposit and loan capital issued	重估已發行存款證及已發行借貸資本盈餘		**(180,954)**	–
Valuation gains on investment properties	重估投資物業盈餘	31	**(234,221)**	(227,941)
Transfer to capital reserve for staff share options	僱員認股權轉入資本儲備		**29,796**	41,749
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	**營運資金變動前的經營溢利**		**3,681,448**	3,434,148
(Increase)/decrease in operating assets:	經營資產(增)／減額:			
Placements with banks and other financial institutions with original maturity beyond three months	原本期限為3個月以上的銀行及其他金融機構存款		**6,506,833**	14,063,140
Trade bills	貿易票據		**788,603**	(777,231)
Certificates of deposit held with original maturity beyond three months	原本期限為3個月以上的持有的存款證		**1,773,884**	506,051
Other investments in securities	其他證券投資		**8,725,900**	1,641,359
Trading assets	交易用途資產		**(1,750,929)**	–
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融資產		**(10,157,707)**	–
Advances to customers	客戶貸款		**(20,995,660)**	(14,593,453)
Advances to banks and other financial institutions	銀行及其他金融機構貸款		**(141,144)**	(550,674)
Treasury bills with original maturity beyond three months	原本期限為3個月以上的國庫債券		**486,269**	713,250
Held-to-maturity debt securities and investment securities	持至到期債務證券及投資證券		**(898,529)**	(4,381,838)
Investment securities	投資證券		**–**	(2,976)
Available-for-sale financial assets	可供出售金融資產		**(1,149,412)**	–
Other accounts and accrued interest	其他賬項及應計利息		**638,214**	407,031
Deferred tax assets	遞延稅項資產		**48,993**	(15,902)

Consolidated Cash Flow Statement (continued)
綜合現金流量表（續）

For the year ended 31st December, 2005 截至2005年12月31日止年度

		Notes 附註	2005 HK$'000 港幣千元	2004 Restated 重報 HK$'000 港幣千元
Increase/(decrease) in operating liabilities:	經營負債增／(減)額：			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘		**4,213,762**	2,055,092
Deposits from customers	客戶存款		**12,157,260**	8,317,053
Trading liabilities	交易用途負債		**1,936,999**	–
Other accounts and provisions	其他賬項及準備		**709,983**	1,340,329
Deferred tax liabilities	遞延稅項負債		**(216,269)**	(227,405)
Exchange adjustments	匯兌調整		**(25,019)**	93,403
NET CASH INFLOW FROM OPERATIONS	**經營活動現金流入淨額**		**6,333,479**	12,021,377
Income tax	所得稅			
Hong Kong profits tax paid	已付香港利得稅		**(208,534)**	(243,233)
Overseas profits tax paid	已付海外利得稅		**(84,248)**	(56,794)
NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES	**源自經營業務活動之現金淨額**		**6,040,697**	11,721,350
INVESTING ACTIVITIES	**投資活動**			
Dividends received from associates	收取聯營公司股息		**19,149**	17,660
Dividends received from equity securities	收取股份證券股息		**45,466**	42,960
Purchase of equity securities	購入股份證券		**(207,815)**	(144,269)
Proceeds from sale of equity securities	出售股份證券所得款項		**87,235**	115,709
Purchase of fixed assets	購入固定資產	*31*	**(603,150)**	(1,661,419)
Proceeds from disposal of fixed assets	出售固定資產所得款項		**1,083,698**	115,183
Increase in shareholding of an associate	增加一間聯營公司權益		**(23,714)**	(8,400)
Proceeds from disposal of associates	出售聯營公司所得款項		**5,083**	33,675
Purchase of subsidiaries	購入附屬公司	*43(a)*	**(13,881)**	(321,399)
Decrease/(Increase) in shareholding of a subsidiary	減少／(增加)一間附屬公司權益		**4,000**	(26,820)
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES	**源自／(用於)投資活動之現金淨額**		**396,071**	(1,837,120)
FINANCING ACTIVITIES	**融資活動**			
Ordinary dividends paid	支付普通股股息		**(1,378,394)**	(1,029,447)
Issue of ordinary share capital	發行普通股股本	*37, 38(a)*	**70,638**	172,389
Issue of loan capital	發行借貸資本		**4,264,728**	–
Capital fee paid on increase in issued share capital	支付增加發行股本資本費用	*38(a)*	**(58)**	(144)
Issue of certificates of deposit	發行存款證		**8,560,806**	2,633,196
Redemption of certificates of deposit	贖回存款證		**(6,324,514)**	(4,111,483)
Interest paid on loan capital	支付借貸資本利息		**(324,833)**	(109,839)
Interest paid on certificates of deposit issued	支付已發行存款證利息		**(225,514)**	(125,105)
NET CASH GENERATED FROM/(USED IN) FINANCING ACTIVITIES	**源自／(用於)融資活動之現金淨額**		**4,642,859**	(2,570,433)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**現金及等同現金項目淨增額**		**11,079,627**	7,313,797
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	**於1月1日之現金及等同現金項目**	*43(c)*	**41,204,335**	33,890,538
CASH AND CASH EQUIVALENTS AT 31ST DECEMBER	**於12月31日之現金及等同現金項目**	*43(c)*	**52,283,962**	41,204,335
Cash flows from operating activities included:	源自經營業務活動的現金流量包括：			
Interest received	利息收入		**8,818,125**	5,589,866
Interest paid	利息支出		**4,634,300**	1,865,025

The notes on pages 98 to 209 form part of these accounts. 第98至209頁之附註屬本賬項之一部分。

NOTES ON THE ACCOUNTS
賬項附註

1. PRINCIPAL ACTIVITIES 主要業務

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

本銀行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務、以及商務、企業及投資者服務。

2. SIGNIFICANT ACCOUNTING POLICIES 主要會計政策

(a) Statement of Compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs"), and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. In addition, these accounts comply fully with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption in accounting periods beginning on or after 1st January, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these accounts is provided in Note 3.

(a) 符合指引聲明

本賬項乃按照香港會計師公會頒布所有適用的《香港財務報告準則》(其統稱已包括個別適用的《香港財務報告準則》、《香港會計準則》及詮釋)編製，並符合《香港公認會計準則》及香港《公司條例》之規定。此外，本賬項完全符合香港金融管理局所頒布的《監管政策手冊》「本地註冊認可機構披露財務資料」的指引。本賬項亦符合《香港聯合交易所有限公司證券上市規則》有關的披露規定。本集團採納的主要會計政策簡列如下。

香港會計師公會頒布數項新增及經修訂的《香港財務報告準則》，並於2005年1月1日(或可被提早採納)或以後的會計期生效。因首次採納該等新增及經修訂的《香港財務報告準則》引致會計政策轉變而須反映在本年及往年會計期的資料分析，已詳載於附註3。

(b) Basis of Preparation of the Accounts

The accounts for the year ended 31st December, 2005 comprise the Group and the Group's interest in associates.

The measurement basis used in the preparation of the accounts is historical cost except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as trading, designated at fair value through profit or loss and available-for-sale (Note 2(f)(i)); and
- investment properties (Note 2(h)(ii))

The preparation of accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Details of judgements made by management in the application of HKFRSs that have significant effect on the accounts and estimates with a significant risk of material adjustment in the next year are set out in Note 49.

(b) 賬項編製基準

截至2005年度12月31日止的賬項包括本集團及本集團應佔聯營公司之權益。

除以下資產及負債是以公平價值列賬外，本賬項是以原值成本作為計量基準。有關詳情載列於下列會計政策：

- 分類作交易用途、指定通過損益以反映公平價值及可供出售(附註2(f)(i))；及
- 投資物業(附註2(h)(ii))

按《香港財務報告準則》之要求，在編製賬項時，管理層須作判斷、估計及假設從而影響政策實施及資產和負債、及收入與支出之呈報金額。有關估計及假設乃按在既定情況下可合理地相信，根據過往之經驗及其他因素，作出判斷那些未能從其他來源確定的資產及負債的賬面值。實際結果可能與此等估計不儘相同。

有關估計及假設須不斷檢討。若修訂只影響該修訂期，會計估計的修訂於該修訂期內確認；或如該修訂影響本期及未來會計期，則於修訂期及未來會計期確認。

在附註49內，已詳載管理層估計《香港財務報告準則》對下年度的賬項及估計有重大影響引致可能產生重大的調整風險。

(c) Basis of Consolidation

(i) Subsidiaries

The consolidated accounts include the accounts of the Bank and all its subsidiaries made up to 31st December each year. A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors.

All material intercompany transactions and balances are eliminated on consolidation. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate.

Minority interests at the balance sheet date represent the interests of outside shareholders in the operating results and net assets of subsidiaries. They are presented in the consolidated balance sheet and consolidated summary statement of changes in equity within equity, separately from equity attributable to equity holders of the Group. Minority interest in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the net profit for the year between minority interests and equity holders of the Group.

In the Bank's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (Note 2(k)).

(ii) Associates

An associate is a company in which the Group or the Bank has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's net assets.

The consolidated profit and loss account reflects the Group's share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the investment in associates recognised for the year in accordance with Notes 2(j) and 2(k).

When the Group's share of losses exceeds its interest in the associates, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For these purposes, the Group's interest in the associate accounted for under equity method is the carrying amount of the investment under equity method together with the Group's other long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates, except when unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

The Bank accounts for the results of associates to the extent of dividends received. Investments in associates are stated at cost less any impairment losses (Note 2(k)).

(c) 綜合基準

(i) 附屬公司

本綜合賬項包括本銀行及其所有附屬公司截至各相關年度之12月31日止的賬項。根據香港《公司條例》，附屬公司指該公司為本集團直接或間接地持有超過半數已發行股本、或控制超過半數投票權、或控制董事局的組成。

一切重大的集團內部交易及結餘已於賬項綜合時抵銷。於年度內購入或出售的附屬公司，其業績是由購入日期開始或至出售日期止（以適用者為準）計算入綜合賬項內。

於結算日之少數股東權益是指集團以外股東應佔附屬公司經營業績及淨資產的權益。少數股東權益在綜合資產負債表及綜合股東權益轉變表內的股東權益列示，但與集團股東應佔權益分開。少數股東權益佔集團年度內溢利在綜合損益賬賬面以分配為少數股東權益及集團股東應佔權益形式呈報。

在本銀行的資產負債表中，附屬公司投資是以成本減除減值損失（附註2(k)）列賬。

(ii) 聯營公司

聯營公司是指本集團或本銀行可對其管理發揮重大影響力，包括制定其財務及經營政策，但並不控制或共同控制其管理層。

聯營公司投資是以權益會計法在綜合賬內入賬。入賬方法是先以成本另按本集團於購入後應佔該聯營公司淨資產的轉變而調整。

綜合損益賬已反映本集團應佔購入聯營公司權益後年度除税後之業績，及減除於附註2(j)及2(k)所述有關年度內聯營公司投資的商譽減值損失。

除不超出本集團對該聯營公司所作具法律或推定義務或替該公司償付的承擔外，當本集團應佔該聯營公司的虧損超出本集團應佔該聯營公司之權益時，超出的虧損將不被確認，而本集團應佔該聯營公司之權益將被減值至零。為此，按權益會計法計算本集團應佔該聯營公司權益即按權益會計法計算投資賬面值及實質上構成本集團應佔該聯營公司淨資產的其他長期權益。

本集團與聯營公司交易而產生之未實現溢利及虧損，以本集團應佔該聯營公司之權益為限作沖銷。除非有證據顯示未實現虧損屬資產轉讓的減值損失，須立即於損益賬內確認。

本銀行是以已收取股息計算應佔聯營公司業績。聯營公司投資是以成本減除減值損失（附註2(k)）列賬。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(d) Translation of Foreign Currencies

Transactions in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The exchange differences are dealt with in the profit and loss account.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

Exchange differences relating to investments at fair value through profit or loss and derivative financial instruments are included in gains and losses on investments and net gain/(loss) on derivatives, respectively. All other exchange differences relating to monetary items are presented separately in the profit and loss account.

The balance sheets of overseas branches, subsidiaries and associates are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date, whereas the profit and loss accounts are translated at the average rate for the period. The difference between the profit and loss account translated at an average rate and at the closing rate is recorded as a movement in reserves. Exchange differences arising from retranslation of opening net assets at the rates of exchange ruling at the balance sheet date are accounted for in the reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(d) 外幣換算

外幣交易按交易日的匯率折算為港幣。以外幣為單位的貨幣性資產及負債按結算日的匯率折算為港幣。匯兑差額則計入損益賬內。

以原值成本列賬但以外幣為單位的非貨幣性資產及負債按交易日的匯率折算。以公平值列賬的非貨幣性資產及負債按釐定其公平價值日的匯率折算。

有關通過損益以反映公平價值投資及衍生金融工具的匯兑差額分別包括於投資淨盈虧及衍生工具淨溢利／(虧損)。其他有關貨幣性資產及負債的匯兑差額則於損益賬內分列。

海外分行、附屬公司及聯營公司的資產負債表按結算日匯率折算為港幣，而損益賬按期間平均匯率折算。因以平均匯率及結算日匯率折算損益賬而產生的差額於儲備內作調整。將期初資產淨值按結算日的匯率重新折算而產生的匯兑差額則記入儲備內。

計算出售海外企業的損益包括截至出售日因該企業產生的累積兑換差額。

(e) Revenue Recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows.

Interest income for all interest-bearing financial instruments, except those classified as held for trading or designated at fair value through profit or loss, are recognised as interest income in the profit and loss account using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating the interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

For impaired loans, the accrual of interest income based on the original terms of the loan is discontinued, but any increase of the present value of impaired loans due to the passage of time is reported as interest income.

(e) 收入確認

假設經濟利益有可能流向本集團及收入和支出(如適用)爲可靠計量的，在損益賬內確認收入的方法如下：

除分類為持有作交易或指定通過損益以反映公平價值外，所有帶息金融工具的利息收入按有效利率方法於損益賬內確認。

有效利率方法是一種計算攤銷成本及分配利息收入於相關期間的方法。有效利率是可準確將金融工具在預計年期內產生之未來現金支出或收入折算為現值，或在較短期內折算為該金融工具賬面值的利率(如適用)。當計算有效利率時，本集團在估計現金流須考慮金融工具的所有合約條款，但不包括未來信貸損失。有效利率組成部分的計算包括所有合約對手之間的費用及點子支出或收入、交易成本及其他所有溢價或折扣。

就已減值貸款而言，根據貸款原本條款計算的應計利息收入終止，但因隨時間過去令致減值貸款之現值增加則視作利息收入。

Net income from financial instruments designated at fair value through profit or loss and net trading income comprises all gains and losses from changes in fair value (net of accrued coupon) of such financial assets and financial liabilities, together with interest income and expense and dividend income attributable to those financial instruments.

指定通過損益以反映公平價值金融工具的淨收入及淨交易收入包括所有金融資產及金融負債之公平價值變動產生的盈虧（減除應計利息），以及應歸屬於該等金融工具的利息收入及支出及股息收入。

Fee and commission income is recognised in the profit and loss account when the corresponding service is provided, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised as income in the accounting period in which the costs or risk incurred or accounted for as interest income.

服務費及佣金收入在有關服務提供時確認，但如服務費是為彌補持續為客戶提供一項服務的成本或承受風險而收取或費用性質為利息則除外。在這些情況下，服務費在成本發生或承受風險的會計期確認或視作利息收入。

Origination or commitment fees received by the Group which result in the creation or acquisition of a financial asset are deferred and recognised as an adjustment to the effective interest rate. If the commitment expires without the Group making a loan, the fee is recognised as revenue on expiry.

因本集團創造或購入金融資產而產生之創造或承擔服務費收入須遞延及確認為有效利率之調整。如承擔期滿而本集團毋須貸款，該服務費於期滿時確認為收入。

Finance income implicit in finance leases is recognised as interest income over the period of the lease so as to produce an approximately constant periodic rate of return of the outstanding net investment in the leases for each accounting period.

融資租賃隱含財務收入按租賃年期確認為利息收入，以令每個會計年度期間剩餘的淨租賃投資回報大致相同。

Rental income received under operating leases is recognised as other operating income in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivables. Contingent rentals receivable are recognised as income in the accounting period in which they are earned.

除非有更具代表性的基準衡量從租賃資產獲取利益的模式，其經營租賃之租金收入按該租期所涵蓋的會計年期以等額分期確認為其他經營收入。經營租賃協議所涉及的激勵措施均在損益賬中確認為租賃淨收款總額的組成部分。或有租金以該收入產生的會計期間列作收入。

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment is quoted ex-dividend.

非上市投資股息收入在股東收取權被確立時才予以確認。上市投資股息收入則在該投資的股價除息時才被確認。

(f) Financial Instruments

(f) 金融工具

(i) Initial recognition

(i) 初始確認

The Group classifies its financial instruments into different categories at inception, depending on the purpose for which the assets were acquired or the liabilities were incurred. The categories are: fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

根據購入資產或招致負債之目的，於初始期本集團分類金融工具為不同種類。種類包括通過損益以反映公平價值、貸款和應收賬款、持至到期投資、可供出售金融資產及其他金融負債。

Financial instruments are measured initially at fair value, which normally will be equal to the transaction price, plus, in case of a financial asset or financial liability not held at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs on financial assets and financial liabilities at fair value through profit or loss are expensed immediately.

金融工具於初始期按公平價值計量，而公平值大致與交易價相同，另包括，如金融資產或金融負債不屬於通過損益以反映公平價值，直接歸屬於購入或發行之金融資產或金融負債的交易成本。通過損益以反映公平價值的金融資產或金融負債的交易成本立即支銷。

The Group recognises financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instrument. A regular way of purchase or sale of financial assets is recognised using trade day accounting. From this date, any gains and losses arising from changes in fair value of the financial assets or financial liabilities are recorded.

當本集團成為金融工具合約其中一方時確認為金融資產和金融負債。以有規律方式購買金融資產按交易日會計法予以確認。該等金融資產及金融負債的公平價值變動產生的盈利及虧損由該日起計算。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(ii) *Categorisation*

Fair value through profit or loss

This category comprises financial assets and financial liabilities held for trading, and those designated at fair value through profit or loss upon initial recognition, but exclude those investments in equity instruments that do not have a quoted market price and whose fair value cannot be reliably measured.

Trading financial instruments are financial assets or financial liabilities which are acquired or incurred principally for the purpose of trading, or are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking. Non hedging derivatives are accounted for as trading instruments.

Financial instruments designated at fair value through profit or loss primarily consist of securities with embedded derivatives where the characteristics and risks of the embedded derivatives are not closely related to the host contracts and subordinated notes.

Financial assets and liabilities under this category are carried at fair value. Changes in the fair value are included in the profit and loss account in the period in which they arise. Upon disposal or repurchase, the difference between the net sale proceeds or the net payment and the carrying value is included in the profit and loss account.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than (a) those that the Group intends to sell immediately or in the near term, which will be classified as held for trading; (b) those that the Group, upon initial recognition, designates at fair value through profit or loss or as available-for-sale; or (c) those where the Group may not recover substantially all of its initial investment, other than because of credit deterioration, which will be classified as available for sale. Loans and receivables mainly comprise, placements with banks and other financial institutions, trade bills and loans and advances to customers.

Securities classified as loans and receivables typically comprise of securities issued by the same customers with whom the Group has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and the Group bears the same customer risk as it does for loans extended to those customers. Additionally the yield and maturity terms are generally directly negotiated by the Group with the issuer. These securities include commercial paper, short term debentures and preference shares issued by the borrower.

Loans and receivables and securities classified as loans and receivables are carried at amortised cost using the effective interest method, less impairment losses, if any (Note 2(k)).

(ii) 分類

通過損益以反映公平價值

此類別包括持有作交易用途和初始被指定為通過損益以反映公平價值的金融資產及金融負債，但不包括沒有市價的股份證券投資，而其公平價值是不能夠可靠計量的。

作交易用途的金融工具包括金融資產及金融負債，而購入或招致主要是作短期出售或屬可辨別金融工具組合的一部分，該組合是整體管理的，及有證據顯示近期有短期出售以賺取利潤的模式。非對沖衍生工具視作交易工具。

指定為通過損益以反映公平值的金融工具主要包括隱含嵌入衍生工具的證券而該嵌入衍生工具之特性及風險與主合約及後償票據並非緊密關連的。

屬於此類別的金融資產及負債按公平價值入賬。因公平價值變動產生之未實現盈利和虧損計入在期內發生的損益賬。於出售或重購時，出售所得或淨支付款項與賬面值的差額計入損益賬。

貸款和應收賬款

貸款和應收賬款為固定或可確定付款金額及沒有活躍市場報價的非衍生金融資產，但不包括(a)本集團有計劃於短期內出售而被區分為持有作交易用途；(b)於初始期已被本集團指定為通過損益以反映公平價值或可供出售；或(c)有可能本集團不能收回大部分初始投資，但不包括因信貸變壞的原因，將會分類為可供出售。貸款和應收賬款主要包括在銀行及其他金融機構的存款、貿易票據及客戶貸款。

分類為貸款和應收賬款的證券中，較具代表性的包括由客戶發行的證券，而該客戶是本集團在其批發銀行業務中有借貸關係的相同客戶。作出信貸代替品證券的投資決定與貸款的信貸審批程序相同，尤如本集團須承擔等同借款予同一客戶的風險。另外，回報及到期日條款普遍是透過本集團與客戶直接磋商。此類證券包括商業票據、短期債券及由借款人發行的優先股份。

貸款和應收賬款及分類為貸款和應收賬款的證券按有效利率方法計算攤銷成本並減除減值損失(如適用)入賬(附註2(k))。

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity where the Group has the positive intention and ability to hold to maturity, other than (a) those that the Group, upon initial recognition, designates as at fair value through profit or loss or available for sale; and (b) those that meet the definition of loans and receivables.

Held-to-maturity investments are carried at amortised cost using the effective interest method less impairment loss, if any (Note 2(k)).

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated at available-for-sale or are not classified in any of the other three categories above. They include financial assets intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment.

Available-for-sale financial assets are carried at fair value except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost less impairment loss, if any (Note 2(k)). Unrealised gains and losses arising from changes in the fair value are recognised directly in the investment revaluation reserve, except for foreign exchange gains and losses on monetary items such as debt securities which are recognised in the profit and loss account.

When the available-for-sale financial assets are sold, the difference between the net sale proceeds and the carrying value, and the accumulated fair value adjustments in the equity are treated as gains and losses on disposal.

Other financial liabilities

Financial liabilities, other than trading liabilities and those designated at fair value through profit or loss, are measured at amortised cost using the effective interest method.

(iii) Fair value measurement principles

The fair value of financial instruments is based on their quoted market prices at the balance sheet date without any deduction for estimated future selling costs.

If a quoted market price is not available on a recognised stock exchange or from a broker/dealer for non-exchange-traded financial instruments or publicly available latest traded price, or if the market for it is not active, the fair value of the instrument is estimated using valuation techniques that provide a reliable estimate of prices which could be obtained in actual market transactions.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market rate at the balance sheet date applicable for an instrument with similar terms and conditions. Where other pricing models are used, inputs are based on market data at the balance sheet date.

持至到期投資

持至到期投資包括有固定或可確定付款金額及有固定期限的非衍生金融資產而本集團有明確意向和能力持至到期日，但不包括(a)本集團於初始已指定為通過損益以反映公平價值或可供出售，及(b)符合貸款和應收賬款之定義。

持至到期投資採用有效利率方法計算攤銷成本並減除減值損失(如適用)入賬(附註2(k))。

可供出售金融資產

可供出售金融資產為被指定為可供出售的非衍生金融資產，或並非分類為以上三種類別的金融資產。它包括計劃作不定期限持有的金融資產，但可能因應流動資金之需要或市場環境轉變而出售。

可供出售金融資產按公平值列賬，但不包括沒有活躍市場報價的股份工具投資而其公平值是不能夠可靠計量的，按成本並減除減值損失(如適用)入賬(附註2(k))。除如債務證券的貨幣性項目所引致的外匯盈虧須在損益賬確認外，因公平價值變動而產生之未實現盈利及虧損直接在投資重估儲備內確認。

當出售可供出售金融資產時，出售所得款項與賬面值的差額，及在股東權益內的累計公平價值調整在出售時視作盈利或虧損並計入損益賬。

其他金融負債

不包括交易用途及通過損益以反映公平價值的金融負債，金融負債按有效利率方法計算攤銷成本入賬。

(iii) 計量公平價值之原則

金融工具的公平價值是於結算日根據其市場報價但未減除將來的估計出售成本。

如未能從認可交易所獲得市場報價，或從經紀／交易員獲得屬於非交易所買賣的金融工具市場報價，又或該市場並不活躍，此工具的公平價值按估值模式估值，而該估值模式可根據市場實際交易提供可靠的估計價格。

當採用現金流折讓價格模式，估計將來現金流按管理層的最佳估計及採用的貼現率是在結算日適用於相同條款工具的市場利率。當採用其他價格模式時，輸入資料是在結算日的市場價格資料。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(iv) Derecognition

The Group derecognises a financial asset when the contractual rights to receive the cash flows from the financial asset expire, or where the financial asset together with substantially all the risks and rewards of ownership, have been transferred.

The Group uses the weighted average method to determine realized gains and losses to be recognised in the profit and loss account on derecognition.

A financial liability is derecognised when the obligation specified in the contract is discharged, cancelled or expires.

(v) Offsetting

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet only where there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(vi) Embedded derivatives

An embedded derivatives is a component of a hybrid (combined) instrument that includes both the derivative and a host contract with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. The embedded derivatives are separated from the host contract and accounted for as a derivative when (a) the economic characteristics and risks of the embedded derivative are not closely related to the host contract; and (b) the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in the profit and loss account.

When the embedded derivative is separated, the host contract is accounted for in accordance with note (ii) above.

(g) Hedging

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction and the hedge is effective, the gain or loss on the derivate financial instrument in relation to the hedged risk is recognised directly in equity.

(ii) Fair value hedge

A fair value hedge seeks to offset risks of changes in the fair value of an existing asset or liability that will give rise to a gain or loss being recognised in the profit and loss account or reserves.

The hedging instrument is measured at fair value, with fair value changes recognised in the profit and loss account. The carrying amount of the hedged item is adjusted by the amount of the changes in fair value of hedging instrument attributable to the risk being hedged. This adjustment is recognised in the profit and loss account to offset the effect of the gain or loss on the hedging instrument.

(iv) 終止確認

當從金融資產獲得現金流的法定權利屆滿或已將重大風險及回報擁有權同時轉移後，本集團終止確認金融資產。

本集團採用加權平均法以釐定在終止確認時須在損益賬確認的已實現盈利和虧損。

當合約的義務已被履行、取消或期滿，本集團終止確認金融負債。

(v) 抵銷

如具法定權利抵銷確認金額及計劃以淨額結算，或同時變賣資產以清償負債，金融資產和金融負債互相抵銷，而在資產負債內以淨額列示。

(vi) 嵌入衍生工具

嵌入衍生工具屬於一種混合(結合)式工具的組成部分，該工具包括衍生工具及一主合約，並可改變該結合式工具的現金流，其作用類似一張獨立的衍生工具。當(a)該嵌入衍生工具的經濟特性及風險與主合約並非緊密關連的；及(b)混合(結合)式工具並非按公平價值計量及將公平價值變動於損益賬內確認，嵌入衍生工具將與主合約分開並按衍生工具入賬。

當嵌入衍生工具被分開處理，主合約根據上述附註(ii)入賬。

(g) 對沖

(i) 現金流量對沖

當衍生金融工具被指定對沖確認資產或負債的不既定現金流量，或是甚有可能發生及有法律約束力的預計交易，衍生金融工具產生的盈利和虧損與被對沖風險有關者在股東權益確認。

(ii) 公平價值對沖

公平價值對沖用作抵銷現行資產或負債因價格變動產生須確認在損益賬或儲備的盈利和虧損。

對沖工具按公平值入賬，而公平值的變動確認在損益賬。被對沖項目的賬面值按對沖工具所對沖之風險的價格變動予以調整。此調整確認在損益賬以抵銷對沖工具產生的盈利和虧損。

(h) Properties

(i) Bank premises are stated in the balance sheet at cost or at Directors' valuation, by reference to an independent professional valuation, less accumulated depreciation and accumulated impairment loss (Note 2(k)).

When a deficit arises on revaluation, it will be charged to the profit and loss account, if and to the extent that it exceeds the amount held in the bank premises revaluation reserve in respect of that same asset immediately prior to the revaluation; and when a surplus arises on revaluation, it will be credited to the profit and loss account, if and to the extent that a deficit on revaluation in respect of that same asset had previously been charged to the profit and loss account.

In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80A of HKAS16 "Property, Plant and Equipment" issued by the Hong Kong Institute of Certified Public Accountants, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(ii) Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at fair value. Investment properties are valued annually by external independent valuation companies, having an appropriate recognised professional qualification and recent experience in the location and category of property being valued. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. No allowance has been made in the valuations for any charges, mortgages or amounts owing on the properties nor any expenses or taxation which may be incurred in effecting a sale.

Any gain or loss arising from a change in fair value is recognised in the profit and loss account. Rental income from investment property is accounted for as described in Note 2(e).

When a bank property is transferred to investment property following a change in its use, any differences arising at the date of transfer between the carrying amount of the bank property immediately prior to transfer and its fair value is recognised as a revaluation of bank premises as described in Note 2(h)(i).

If an investment property becomes owner-occupied, it is reclassified as bank premises and its fair value at the date of reclassification becomes its cost for subsequent accounting purposes.

A property interest under an operating lease is classified and accounted for as an investment property when the Group holds it to earn rentals or for capital appreciation or both. Any such property interest under an operating lease classified as an investment property is carried at fair value. Lease payments are accounted for as described in Note 2(l).

(iii) Profit or loss on disposal of bank premises and investment properties is determined as the difference between the net sales proceeds and the carrying amount of the asset and is recognised in the profit and loss account upon disposal. Any surplus that is included in the bank premises revaluation reserve of the related bank premises disposed is transferred to the general reserve.

(h) 物業

(i) 銀行行址是按成本或董事參照獨立專業評估作出的估值，減累計折舊及減值損失(附註2(k))於資產負債表列賬。

當重估出現虧損時，於損益賬撇銷的數額只限於超過以往因重估相同行址而存入行址重估儲備的重估盈餘結餘；當重估出現盈餘時，記入損益賬的數額只限於以往因重估相同行址曾於損益賬支銷的重估虧損。

在編製此等賬項時，由於可採用香港會計師公會頒布的《香港會計準則》第16號「物業、廠房及設備」第80A段所載的過渡條款，故行址並未在結算日重估至公平價值。

(ii) 投資物業是持有用作賺取租金收益或資本增值(或二者皆是)的物業。投資物業按公平價值列賬。投資物業每年由外來獨立估價公司每年作估值，該公司擁有適當認可專業資格及對估值物業的所在地和類別有近期經驗。公平價值是根據市值，即於估價日由一願意買方及一願意賣方在經適合理推銷的情況下，及在知情的、謹慎的和沒有壓力下雙方同意該物業作公平交易的估計金額。估值並未計算任何抵押、按揭、物業欠款、及在出售時可能產生的費用或稅項。

因公平值變更而產生的損益在損益賬內確認。投資物業租金收入按附註2(e)所載計算。

當一項物業因其用途改變而須轉作投資物業時，該物業於轉賬日前的賬面值與公平價值之差額視作重估銀行行址，詳情請參閱附註2(h)(i)。

如一投資物業被轉作自用用途，該物業須重新分類為銀行行址。於重新分類日的公平值轉作以後計算之用的成本值。

集團以經營租賃方式持有用作租金收入或資本增值(或二者皆是)的物業權益分類為投資物業。此等以經營租賃方式持有的物業權益按公平價值列賬。租金支出按附註2(l)所載入賬。

(iii) 出售行址及投資物業的損益是以出售所得款項淨額與資產賬面值的差價計算，並在出售時於損益賬內確認。任何有關之重估行址盈餘從行址重估儲備撥入一般儲備內。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策（續）

(i) Amortisation and Depreciation

(i) Bank premises

Freehold land is not amortised. Leasehold land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease. Leasehold land is amortised on a straight line basis over the remaining term of the lease. Buildings are depreciated on a straight line basis at rates calculated to write off the cost or valuation of each building over its estimated useful life of 50 years or the remaining lease period of the land on which it is situated, whichever is the shorter.

Investment properties are not depreciated.

(ii) Other fixed assets

Other fixed assets are stated in the balance sheet at cost less accumulated depreciation, which is calculated on a straight line basis to write off the assets over their estimated useful lives from 4 to 20 years.

(i) 攤銷及折舊

(i) 銀行行址

永久業權之土地不予攤銷。用作經營租賃的租賃土地，而其公平價值是不能夠與租賃初始時已存在之建築物的公平價值分開計量，當作持有融資租賃入賬。租賃土地以直線法按租賃剩餘年期攤銷。建築物的成本或估值以直線法按其預計使用年限50年或其座落土地剩餘租賃期兩者中的較短期限計算折舊。

投資物業是不予折舊。

(ii) 其他固定資產

其他固定資產是按成本減累計折舊於資產負債表列賬。此等資產的成本是以直線法按照由4年至20年不等的預計使用年限撇銷。

(j) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(k)). In respect of an associate, the carrying amount of goodwill is included in the carrying amount of the interest in the associate.

Any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate is recognised immediately in the profit and loss account.

On disposal of a cash-generating unit, or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit and loss on disposal.

(j) 商譽

商譽即商業合併或投資聯營公司的成本超過本集團應佔被收購者的可辨別資產、負債及或有負債的公平淨值。

商譽按成本減累計減值損失列賬。商譽被分配為現金生產單位，並須每年作減值測試(附註2(k))。就聯營公司而言，商譽的賬面值已包括於聯營公司權益之賬面值內。

在商業合併或投資聯營公司時，若本集團應佔被收購者的可辨別資產、負債及或有負債的公平淨值高於成本價，超出的金額立即在損益賬確認。

在年度內出售單一現金生產單位或聯營公司，計算出售溢利時計入任何可歸屬購入商譽的金額。

(k) Impairment of Assets

At each balance sheet date, the carrying amount of the Group's assets are reviewed to determine whether there is objective evidence of impairment. If internal and external sources of information indicate such evidence exists, the carrying amount is reduced to the estimated recoverable amount and an impairment loss is recognised in the profit and loss account.

(i) Loans and receivables

The impairment losses of loans and receivables are measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. Receivables with a short duration are not discounted if the effect of discounting is immaterial.

The total allowance for impairment losses consists of two components: individual impairment allowances, and collective impairment allowances.

(k) 資產減值損失

本集團須於結算日檢討資產的賬面值以判斷是否有客觀減值證據。如對內及對外資料來源均顯示減值證據存在，須減低賬面值至可收回金額，而減值損失於損益賬內確認。

(i) 貸款和應收賬款

貸款和應收賬款的減值損失，是根據資產賬面值及估計未來現金流按資產原本之有效利率折算為現值，以二者之差額計算。如果折算現值後的影響不大，不會折算短期應收賬款。

減值損失準備總額包括兩部分：個別減值準備，及整體減值準備。

The group first assesses whether objective evident of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

本集團首先評估客觀減值證據是否個別存在於個別重大金融資產，及個別或整體存在於非個別重大金融資產。若本集團判斷客觀減值證據並不存在於個別評估金融資產，無論重大與否，本集團將有相同風險特性的金融資產歸類，及作整體減值評估。作個別減值評估的資產而其減值損失須持續確認，其減值損失不會包括於整體減值準備內。

The individual impairment allowance is based upon management's best estimate of the present value of the cash flows which are expected to be received discounted at the original effective interest rate. In estimating these cash flows, management makes judgements about the borrower's financial situation and the net realizable value of any underlying collateral or guarantees in favour of the Group. Each impaired asset is assessed on its merits.

個別減值準備是根據管理層的最佳估計將可能收回之現金流按原本的有效利率折算為現值。在估計現金流時，管理層須判斷借款人的財政狀況及給予本集團的抵押品或擔保之可變現淨值。並須評估每宗減值資產的真正價值。

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, the Group makes assumptions both to define the way the Group models inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

當評估所需的整體減值損失準備時，管理層須考慮的因素包括信貸素質、組合規模、信貸集中、及經濟因素。為求估計所需的準備，本集團根據過往之經驗和現時之經濟情況作假設以模擬潛在損失及判斷所需之輸入變數。

The accuracy of the impairment allowances the Group makes depends on how well the Group can estimate future cash flows for individually assessed impairment allowances and the model assumptions and parameters used in determining collective impairment allowances. While this necessarily involves judgment, the group believes that the impairment allowances on loans and advances to customers are reasonable and supportable.

撥備的準確性，須視乎本集團能否在評估個別準備時準確估計交易對手的未來現金流及在判斷整體減值準備時所採用的假設模式及變數。雖然視乎判斷而定，本集團相信貸款損失準備是合理和足夠的。

All loans and receivables are reviewed and analysed periodically. Any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates that can be linked objectively to an event occurring after the write-down, will result in a change in the impairment allowances on loans and receivables and will be charged or credited to the profit and loss account.

所有貸款和應收賬款須定期作檢討及分析。在較後期間，任何因估計未來現金流的金額及時間與先前估計的有所轉變，而該轉變是可客觀地與撇銷後發生的事件有關連，從而導致減值損失準備亦需改變，該轉變會支銷或存入損益賬。

Where there is no reasonable prospect of recovery, the loan is written off.

倘再無實際機會收回時，則貸款會被撇銷。

(ii) Held-to-maturity investments

For held-to-maturity investments, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate.

(ii) 持至到期投資

就持至到期投資而言，根據資產賬面值及估計未來現金流按金融資產原本之有效利率折算為現值，以二者之差額計算減值損失。

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the profit and loss account. A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

若在較後期間，減值損失的金額減少而該減少是可客觀地與撇銷後發生的事件有關連，減值損失轉回損益賬內。減值損失轉回損益賬的金額不能超過假設該資產於往年從來未有確認減值損失的賬面值。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(iii) Available-for-sale financial assets

When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in the profit and loss account. The amount of the cumulative loss that is recognised in the profit and loss account is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in the profit and loss account.

For unquoted available-for-sale equity securities that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Impairment losses recognised in the profit and loss account in respect of available-for-sale equity securities are not reversed through profit and loss account. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in the profit and loss account.

(iv) Other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- property and equipment (other than properties carried at revalued amounts);
- investments in subsidiaries and associates; and
- goodwill

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(iii) 可供出售金融資產

當有客觀證據顯示可供出售金融資產已減值，已直接確認在股東權益內的累積虧損將被剔除，並於損益賬內確認。須於損益賬內確認累積虧損之金額，是購入價(減除任何本金償還及攤銷)與現時公平值二者之差額，再減除往年已於損益賬內確認的減值損失。

就按成本列賬之無報價可供出售股份證券而言，減值損失按金融資產的賬面值及估計未來現金流按相同金融資產的現時市場回報率折算為現值，以二者之差額計算。

有關已確認可供出售股份證券的減值損失是不能轉回損益賬的。其後該資產之公平價值增加須直接在股東權益內確認。

就可供出售債務證券而言，如其後該資產之公平價值增加，而該增加是可客觀地與確認減值損失後發生的事件有關連，減值損失可轉回。在此情況下，轉回減值損失於損益賬內確認。

(iv) 其他資產

在結算日，須檢討對內及對外資料來源以辨別以下資產是否有減值徵兆或，除商譽外，以往已確認之減值損失是否仍然存在或可能已經減少：

- 物業及設備(以重估金額列賬的物業除外)；
- 附屬及聯營公司投資；及
- 商譽

如任何此等徵兆存在，須估計該資產的可收回額。此外，就商譽而言，須每年估計可收回額以確定是否有減值徵兆。

可收回金額之計算

可收回金額是出售淨值及使用值二者中之較高者。在評估使用值時，會採用一項當時市場評估貨幣的時間值及相對於該資產的風險的稅前折扣率將估計未來現金流量折實為現在價值。當某資產未能大部分地獨立於其他資產產生現金流量，其可收回金額取決於可獨立地產生現金流量的最小資產組合(即一個現金生產單位)。

Recognition of impairment losses

An impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

減值損失之確認

當資產的賬面值或其所屬的現金生產單位超過可收回金額時，須於損益賬內確認減值損失。有關確認現金生產單位減值損失時，首先減低分配予現金生產單位(或其單位組別)之賬面值，其後再按比例減低在該單位(或其單位組別)其他資產的賬面值，但該資產的賬面值不可低過其個別公平值減出售成本或使用值(如可確定的話)。

Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

減值損失之轉回

除商譽外的有關資產，如在用來釐定可收回金額的估計發生有利的變化，則減值損失會被轉回。商譽的減值損失不可轉回。

減值損失轉回只局限至該資產的賬面值，猶如該等減值損失從未在往年被確認。

減值損失轉回在該被確認的年度計入損益賬內。

(l) Leased Assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets held under finance leases

The amounts due from lessees in respect of finance leases are recorded in the balance sheet as advances to customers at the amounts of net investment which represent the total rentals receivable under finance leases less unearned income. Revenue arising from finance leases is recognised in accordance with the Group's revenue recognition policies, as set out in Note 2(e).

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the leased assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in Note 2(i). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(k). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in Note 2(e).

(iii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(l) 租賃資產

由承租人承擔擁有權的絕大部分相關風險及報酬的資產租賃列為融資租賃。出租人並未轉讓擁有權的所有風險及報酬的資產租賃列為經營租賃。

(i) 以融資租賃購入的資產

當本行為融資出租人時，按融資租賃而租出資產的投資淨額，即應收租金總額減未賺取收入，在資產負債表列作客戶貸款。來自融資租賃的收入會根據本行的收入確認政策附註2(e)所載計算。

(ii) 用作經營租賃的資產

當本集團以經營租賃方式租出資產，該資產根據其性質包括在資產負債表內，及按附註2(i)所載(如適用者)本集團的折舊會計政策計算折舊。減值損失是根據會計政策附註2(k)所載計算。來自經營租賃的收入會根據本行的收入確認政策附註2(e)所載計算。

(iii) 經營租賃費用

當本集團使用經營租賃資產，除非有其他更具代表性的基準以衡量從該等經營租賃資產獲得利益的模式，其租賃付款按該租賃期所涵蓋的會計年期以等額分期記入損益賬。經營租賃協議所涉及的激勵措施均在損益賬中確認為租賃淨付款的組成部分。或有租金在其產生的會計期內在損益賬扣除。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(m) Repossession of Assets

In the recovery of impaired loans and advances, the Group may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. In accordance with the Group's accounting policy set out in Note 2(k), impairment allowances for impaired loans and advances are maintained after taking into account the net realizable value of the collateral assets, usually resulting in a partial write-off of the loans and advances against impairment allowances. Repossessed assets are reported under other assets if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset is available for sale in its present condition. Related loans and advances are then written off.

Repossessed assets are recognised at the lower of their carrying amount of the related loans and advances and fair value less costs to sell. It is not depreciated or amortised.

Impairment losses on initial classification and on subsequent remeasurement are recognised in the profit and loss account.

(n) Income Tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary difference, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing deductible temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

(m) 收回資產

在收回減值貸款時，本集團會通過法庭程序或借款人自願交出擁有權收回抵押品資產。根據本集團附註2(k)所載的會計政策，計算減值貸款之減值準備已顧及抵押品資產之可變現淨值，通常引致須在減值準備內撇銷部分貸款。如大有可能須透過變賣資產而不是持續使用資產，及該資產可在現況下出售，可收回資產視作其他資產列賬。有關貸款隨後撇銷。

收回資產按有關貸款的賬面值或公平值減除出售成本二者之較低者確認。收回資產毋須折舊或攤銷。

在初始分類及期後再計量引致的減值損失於損益賬確認。

(n) 所得稅

(i) 本年度所得稅包括本期及遞延稅項資產和負債的變動。除該項目應在股東權益內入賬的數額外，本期稅項及遞延稅項資產和負債的變動計入損益賬內。

(ii) 本期稅項為年度對應課稅收入按結算日已生效或基本上已生效的稅率計算的預計應付稅項，並已包括以往年度的應付稅項的任何調整。

(iii) 遞延稅項資產及負債是因納稅基礎計算的資產及負債與其賬面值之間的差異而分別產生的可扣稅及應課稅的暫時性差異。遞延稅項資產也包括未使用的稅損及稅項抵免。

除了某些有限的例外情況外，所有遞延稅項負債及未來可能有應課稅溢利予以抵銷的遞延稅項資產均予確認。未來有應課稅溢利可支持由可扣稅之暫時性差異引致遞延稅項資產之確認，包括現存之應課稅暫時性差異的轉回，但該等差異須屬於同一稅務機關及應課稅實體，以及預計在同期內該可扣稅之暫時性差異轉回或在某些期限內由該遞延稅項資產產生的稅損可以收回或留存。相同標準應用在判斷現時可扣稅暫時性差異能否支持由未使用的稅損或稅免產生的稅遞延稅項資產確認，即如果是屬於同一稅務機關及應課稅實體，以及預計在某期間內因該稅損或稅免可使用而轉回時，會計入該等差異。

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

在有限例外情況下，不確認遞延税項資產及負債的暫時性差異包括不可扣税的商譽、初始時已確認不影響會計及應課税溢利的資產或負債（須不是商業合併的一部分）、及有關投資附屬公司的暫時性差異，就應課税差異而言，不超過集團可控制該差異轉回的時間而該差異在可見將來不會轉回；而就可扣税差異而言，除非該差異在可見將來可以轉回。

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

確認遞延税項的金額是根據該資產及負債的賬面值之預期收回及結算的方式，按在結算日已生效或基本上已生效的税率計算。遞延税項資產及負債不作折讓。

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

於結算日，本行須重新檢視有關的遞延税項資產的賬面金額，對預期不再有足夠的應課税溢利以實現相關税務利益予以扣減。被扣減的遞延税項資產若於預期將來出現足夠的應課税溢利時，應予轉回。

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

由派發股息引起的額外所得税在有關股息的支付責任獲確立時確認。

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Bank or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Bank or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(iv) 本期税項與遞延税項結餘及其變動之數額會分別列示而不會相互抵銷。本行或本集團只在有合法權利對本期税項資產及負債抵銷及符合以下附帶條件的情況下，才對本期及遞延税項資產及負債作出抵銷：

- 就本期税項資產及負債而言，本行或本集團計劃支付淨額或同時間收回資產及償還負債；或
- 有關的遞延税項資產及負債為同一税務機關對以下機構徵收所得税所產生：
  - 同一個應課税實體；或
  - 不同的應課税實體，在未來每一個預計實現重大遞延税項的期間，該實體計劃以淨額形式結算本期税項資產及負債或兩者同時收回及償還。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(o) Insurance Reserves and Provisions for Outstanding Claims

Insurance reserves, except those attributable to long term business, represent the proportion of retained premiums written in the year relating to the period of risk from 1st January in the following year to the subsequent date of expiry of policies which is carried forward as a provision for unearned premiums and calculated on a daily basis.

The insurance reserve of long term business is ascertained by actuarial valuation.

Full provision is made for the estimated cost of claims notified but not settled at the balance sheet date and for the estimated cost of claims incurred but not reported by that date, after deducting the amounts due from reinsurers. Provision has also been made for the estimated cost of servicing claims notified but not settled at the balance sheet date and to meet expenses on claims incurred but not reported at the balance sheet date.

These reserves and provisions are classified as other accounts and provisions.

(o) 保險基金及未付索償準備

不包括長期業務部分,保險基金指年度內收取但已作保留的保金部分,而有關的風險是屬於下年度1月1日至保單到期日為止,該保留保金視作未賺取保費準備並按每日計算。

長期業務的保險基金是按精算估值。

本集團已就在結算日只已通知但未償付以及已發生但未匯報的索償,經扣除了分保人欠款,作出了充足的準備。此外,已就在結算日已通知但未償付的索償及已發生但未匯報索償而引致的估計費用作出了充足的準備。

此等基金及準備已列於其他賬項及準備。

(p) Provisions and Contingent Liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Bank or the Group has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(p) 準備及或然負債

當負債的限期或數額不確定,但有可能因過去事項構成法律或推定義務而付出經濟利益以償責任,並能對此作可靠估計,此負債便確認為準備。當貨幣的時間值屬重大的,準備金額須按估計清償義務之支出的現值列賬。

倘可能不需要付出經濟利益,或不能對金額作可靠估計,除非付出的機會是極微,則此項責任會視作被或然負債披露。如潛在義務的存在須視乎會否發生一項或多項未來事件才獲確定,除非付出經濟利益的機會是極微,此潛在義務亦視作或然負債披露。

(q) Employee Benefits

(i) Salaries, bonuses and leave benefits

Employee entitlements to salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are recognised when the absences occur.

(ii) Performance-related bonus plan

Liabilities for performance-related bonus plan, which are due wholly within twelve months after the balance sheet date, are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(q) 僱員福利

(i) 薪酬、花紅及假期福利

僱員應享有的薪酬、年終花紅、有薪年假、旅行假期及其他同種類之非金錢性質福利於確立時確認。至結算日因僱員已提供服務而享有之年假所引致的估計負債已作撥備。

僱員應享有的病假及分娩假於發生時確認。

(ii) 表現獎勵花紅計劃

因僱員提供服務而本集團有現存法或推定義務於結算日後12個月內須全數支付表現獎勵花紅計劃的負債,對此並能作可靠估計,便須予以確認為負債。

(iii) Retirement benefits

Retirement benefits are provided to eligible staff of the Group. Hong Kong employees enjoy retirement benefits under either the Mandatory Provident Fund Exempted ORSO Scheme ("MPFEOS") or the Mandatory Provident Fund Scheme ("MPFS"). Both are defined contribution schemes. The employer's monthly contribution to both schemes are at a maximum of 10% of each employee's monthly salary.

The pension schemes covering all the Group's PRC and overseas employees are defined contribution schemes at various funding rates, and are in accordance with local practices and regulations.

The cost of all these schemes is charged to the profit and loss account for the period concerned and the assets of all these schemes are held separately from those of the Group. Under the MPFEOS, the employer's contribution is not reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Under the MPFS, the employer's contribution is reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(iv) Share based payments

Share options are granted to employees to acquire shares of the Bank. For option schemes adopted before 2002, the option price was 95% of the average closing price of the existing shares of the Bank for the last five business days immediately preceding the date of offer. At the date of offer or the date of grant, no employee benefit cost or obligation is recognised.

For option schemes adopted in and after 2002, the option exercise price equals the fair value of the underlying shares at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received. The fair value of share options granted to employees is recognised as an expense in the profit and loss account with a corresponding increase in a capital reserve within equity. The fair value is measured at the grant date using the trinomial model, taking into account terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitles to those share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged or credited to the profit and loss account for the year of the review unless the original expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Bank's shares.

The equity amount is recognised in capital reserve until either the option is exercised (when it is transferred to share premium) or the option expires (when it is released directly to retained profits).

(iii) 退休福利

本集團為其合資格的員工提供退休福利。香港員工可獲得強積金豁免的職業退休計劃或強制性公積金計劃的保障。此兩個計劃同時是定額供款計劃。僱主對兩項計劃的每月供款，上限是每位僱員月薪的10%。

本集團為所有國內及海外員工而設的退休計劃是定額供款計劃，供款率按當地慣例及規定而制定。

上述所有計劃的成本計算在相關期間的損益賬內。所有此類計劃的資產均與本集團的資產分開處理。強積金豁免的退休保障計劃中，僱主的供款不會因某些僱員於未完全享有僱主供款前離開計劃而有所減少。而強制性公積金計劃方面，僱主的供款則會因某些僱員於未完全享有僱主供款前離開計劃而減少。

(iv) 股權支付

僱員獲發認股權以購買本行股份。在2002年以前被採納的計劃，認股價是根據給予認股權當日之前5個營業日本行現有股份的平均收市價的95%計算。沒有僱員福利支出或債務於給予日或授予日被確認。

而2002年及以後被採納的計劃，股權行使價與相關股份於授予日的公平價值相同。當認股權被行使時，所得款項存入股東權益。認股權的公平價值於損益賬內確認為支出，而在股東權益內的資本儲備作相應的增加。公平價值乃採用三項式期權定價模式，按認股權授予日計算，並顧及授予認股權的條款。當僱員須符合歸屬期條件才可無條件享有該等認股權，預計公平價值總額在歸屬期內攤分入賬，並已考慮認股權歸屬的或然率。

估計可歸屬認股權的數目須在歸屬期內作出檢討。除非原本支出符合資產確認之要求，任何已在往年確認的累積公平價值之調整須在檢討期內的損益賬支銷或回撥，並在資本儲備作相應調整。在歸屬日，除非因未能符合歸屬條件引致權利喪失純粹與本銀行股份的市價有關，確認為支出之金額按歸屬認股權的實際數目作調整（並在資本儲備作相應調整）。

屬股東權益的金額在資本儲備確認，直至當認股權被行使時（轉入股份溢價），或當認股權之有效期屆滿時（轉入留存溢利）。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(r) Related Parties

For the purposes of these accounts, parties are considered to be related to the group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(s) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and fund transfer mechanisms. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

(t) Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition including cash, balances with banks and other financial institutions, treasury bills, other eligible bills and certificates of deposit that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

(r) 關聯人士

在編製本賬項時,與本集團關聯人士是指本集團有能力直接或間接控制該人士的財務及經營決策,或可發揮重大影響力,相反亦如是;或本集團及該人士均受共同控制或在共同重大影響力下。關聯人士可以是個人(即主要管理人員、重大股權股東及/或其親近家庭成員)或其他實體,包括受本集團關聯人士重大影響的實體,而該關聯人士屬個人,及提供福利予本集團僱員的離職後福利計劃或某些與本集團關聯的實體。

(s) 分部報告

一分部為集團可辨認的組成部分,而且從事提供服務所得的風險與回報是有別於其他分部(業務分部),或在某單一經濟地區提供服務(地區分部)。

本集團採用業務分部為基本報告形式,而地區分部為次要報告形式。

分部收入、支出、業績、資產和負債包括可直接地歸屬於一分部及所有可以合理地分配予該分部的項目。除發生於集團企業內單一分部之間的集團內部結餘及交易外,分部收入、支出、資產及負債是包括集團內部結餘,而集團內部交易已經在賬項綜合時抵銷。收入分配反映以內部資本分配及資金轉移機制將資本及其他資金來源的利益分配予業務及地區分部。業務間之轉移事項定價與給予外界人士的條款相同。

分部資本開支是用作收購估計可用期超過1年的分部資產的總成本。

(t) 現金及等同現金項目

就編製現金流量表而言,現金及等同現金項目包括由購入日起少於3個月到期日的結餘,包括受較低風險影響價值及隨時可轉換成預知的現金、銀行及其他金融機構結餘、國庫債券、其他合適票據及存款證。

3. CHANGES IN ACCOUNTING POLICY 會計政策變更

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1st January, 2005.

香港會計師公會頒布數項由2005年1月1日或以後起生效的新增及經修訂的《香港財務報告準則》。

The accounting policies of the Group after the adoption of these new and revised HKFRSs have been summarised in Note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these accounts.

本集團已採納該等新增及經修訂之《香港財務報告準則》的會計政策已詳載於附註2。因重大會計政策變更引致已反映在本年及往年會計期內的賬項資料分析以下。

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 50).

本集團未有採用任何並未生效的新準則或詮釋於本年度之賬項（見附註50）。

(a) Restatement of prior periods and opening balances

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the consolidated profit and loss account and balance sheet and the Bank's balance sheet and other significant related disclosure items as previously reported for the year ended 31st December, 2004. The effects of the changes in accounting policies on the balances at 1st January, 2004 and 2005 are disclosed in Note 38.

(a) 往年及期初結餘重報

下表披露所有根據有關《香港財務報告準則》之過渡條款而須在綜合損益賬和資產負債表及銀行資產負債表中每一項目已作出的調整，以及截至2004年12月31日止之年度內已作滙報之其他重大相關披露項目。因會計政策變更對2005年及2004年1月1日結餘的影響已在附註38中披露。

3. CHANGES IN ACCOUNTING POLICY (continued) 會計政策變更（續）

(i) Effect on the consolidated accounts — (i) 對綜合賬項之影響

Consolidated Profit and Loss Account the year ended 31st December, 2004 — 截至2004年12月31日止年度之綜合損益賬

		2004 Previously Reported 如前匯報 HK$'000 港幣千元	Effect of new policy (increase/(decrease) in profit for the year) 新會計政策之影響（溢利增加／（減少）） HKFRS 2 (Note 3(c)) 《香港財務報告準則》第2號（附註3(c)） HK$'000 港幣千元	HK(SIC) Interpretation 21 (Note 3(d)) 《香港會計準則》詮釋第21號（附註3(d)） HK$'000 港幣千元	HKAS 1 & 30 (Note 3(g)) 《香港會計準則》第1號及第30號（附註3(g)） HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	2004 As restated 重報 HK$'000 港幣千元
Interest income	利息收入	5,682,080	–	–	(13,585)	(13,585)	5,668,495
Interest expense	利息支出	(2,054,505)	–	–	–	–	(2,054,505)
Net interest income	淨利息收入	3,627,575	–	–	(13,585)	(13,585)	3,613,990
Fee and commission income	服務費及佣金收入	1,506,604	–	–	–	–	1,506,604
Fee and commission expense	服務費及佣金支出	(298,363)	–	–	–	–	(298,363)
Net trading profits	交易溢利淨額	360,371	–	–	13,585	13,585	373,956
Other operating income	其他經營收入	299,678	–	–	–	–	299,678
Operating income	經營收入	5,495,865	–	–	–	–	5,495,865
Operating expenses	經營支出	(2,720,431)	(41,749)	–	–	(41,749)	(2,762,180)
Operating profit before impairment allowances/provisions	未扣除減值準備／準備之經營溢利	2,775,434	(41,749)	–	–	(41,749)	2,733,685
Net charge for bad and doubtful debts	壞賬及呆賬支出	(272,807)	–	–	–	–	(272,807)
Provision for held-to-maturity debt securities, investment securities and associates	持至到期債務證券、投資證券和聯營公司的準備金調撥	(18,582)	–	–	–	–	(18,582)
Write back of impairment loss on bank premises	銀行行址減值回撥	18,538	–	–	–	–	18,538
		2,502,583	(41,749)	–	–	(41,749)	2,460,834
Net profit on sale of investment securities and associates	出售投資證券和聯營公司之淨溢利	13,758	–	–	(13,758)	(13,758)	–
Net profit on sale of investment securities	出售投資證券之淨溢利	–	–	–	13,763	13,763	13,763
Net loss on sale of subsidiaries/ associates	出售附屬公司／聯營公司之淨虧損	–	–	–	(5)	(5)	(5)
Net profit on disposal of fixed assets	出售固定資產之淨溢利	15,239	–	–	–	–	15,239
Revaluation surplus on investment properties	重估投資物業盈餘	227,941	–	–	–	–	227,941
Share of profits less losses of associates	應佔聯營公司溢利減虧損	64,376	–	–	4,619	4,619	68,995
Profit for the year before taxation	年度內除稅前溢利	2,823,897	(41,749)	–	4,619	(37,130)	2,786,767
Income tax	所得稅	(375,330)	–	(34,342)	(4,619)	(38,961)	(414,291)
Profit for the year after taxation	年度內除稅後溢利	2,448,567	(41,749)	(34,342)	–	(76,091)	2,372,476
Minority interests	少數股東權益	(24,767)	–	–	24,767	24,767	–
Profit attributable to shareholders	股東應佔溢利	2,423,800	(41,749)	(34,342)	24,767	(51,324)	2,372,476
Attributable to:	可歸屬於						
Equity holders of the Group	本集團股東	2,423,800	(41,749)	(34,342)	–	(76,091)	2,347,709
Minority interests	少數股東權益	–	–	–	24,767	24,767	24,767
Profit after taxation	除稅後溢利	2,423,800	(41,749)	(34,342)	24,767	(51,324)	2,372,476
		HK$ 港幣	HK$ 港幣	HK$ 港幣	HK$ 港幣	HK$ 港幣	HK$ 港幣
Earnings per share	每股盈利						
Basic	基本	1.64	(0.03)	(0.02)	–	(0.05)	1.59
Diluted	攤薄	1.63	(0.03)	(0.02)	–	(0.05)	1.58

Consolidated Balance Sheet as at 31st December, 2004 於2004年12月31日之綜合資產負債表

		2004 Previously Reported 如前匯報 HK$'000 港幣千元	Effect of new policy (increase/(decrease) in net assets) 新會計政策之影響(資產淨額增加/(減少)) HKFRS 2 (Note 3(c)) (香港財務報告準則第2號)(附註3(c)) HK$'000 港幣千元	HK(SIC) Interpretation 21 (Note 3(d)) (香港會計準則詮釋第21號)(附註3(d)) HK$'000 港幣千元	HKAS 1 & 30 (Note 3(g)) (香港會計準則第1號及第30號)(附註3(g)) HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	2004 As restated 重報 HK$'000 港幣千元
ASSETS	**資產**						
Cash and balances with banks and other financial institutions	現金及在銀行及其他金融機構的結存	39,877,738	-	-	(36,222,145)	(36,222,145)	3,655,593
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	9,832,258	-	-	32,251,148	32,251,148	42,083,406
Trade bills	貿易票據	1,400,138	-	-	-	-	1,400,138
Certificates of deposit held	持有的存款證	2,446,947	-	-	(2,446,947)	(2,446,947)	-
Trading assets	交易用途資產	-	-	-	2,283,425	2,283,425	2,283,425
Other investments in securities	其他證券投資	8,563,367	-	-	3,257,254	3,257,254	11,820,621
Advances to customers and other accounts	客戶貸款及其他賬項	122,949,653	-	-	(348,223)	(348,223)	122,601,430
Investment securities	投資證券	236,373	-	-	(236,373)	(236,373)	-
Held-to-maturity investments	持至到期投資	16,096,084	-	-	1,461,861	1,461,861	17,557,945
Investments in associates	聯營公司投資	725,963	-	-	-	-	725,963
Fixed assets	固定資產	5,697,750	-	-	-	-	5,697,750
Goodwill	商譽	2,448,156	-	-	-	-	2,448,156
Deferred tax assets	遞延稅項資產	95,119	-	-	-	-	95,119
Total Assets	資產總額	210,369,546	-	-	-	-	210,369,546
EQUITY AND LIABILITIES	**股東權益及負債**						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	9,571,657	-	-	-	-	9,571,657
Deposits from customers	客戶存款	163,737,665	-	-	-	-	163,737,665
Trading liabilities	交易用途負債	-	-	-	1,191,858	1,191,858	1,191,858
Certificates of deposit issued	已發行存款證	4,178,623	-	-	-	-	4,178,623
Current taxation	本期稅項	179,369	-	-	-	-	179,369
Deferred tax liabilities	遞延稅項負債	694,924	-	34,342	-	34,342	729,266
Other accounts and provisions	其他賬項及準備	5,843,048	-	-	(1,191,858)	(1,191,858)	4,651,190
Loan capital	借貸資本	4,271,124	-	-	-	-	4,271,124
Total Liabilities	負債總額	188,476,410	-	34,342	-	34,342	188,510,752
Share capital	股本	3,729,996	-	-	-	-	3,729,996
Capital reserve – staff share options issued	資本儲備－已發行僱員認股證	-	41,749	-	-	41,749	41,749
Other reserves	其他儲備	13,821,618	-	-	-	-	13,821,618
Retained profits	留存溢利	4,175,867	(41,749)	(34,342)	-	(76,091)	4,099,776
Total equity attributable to equity holders of the Group	歸屬於集團股東權益總額	21,727,481	-	(34,342)	-	(34,342)	21,693,139
Minority interests	少數股東權益	165,655	-	-	-	-	165,655
Total Equity	股東權益總額	21,893,136	-	(34,342)	-	(34,342)	21,858,794
Total Equity and Liabilities	股東權益及負債總額	210,369,546	-	-	-	-	210,369,546

3. CHANGES IN ACCOUNTING POLICY (continued) 會計政策變更（續）

(ii) Effect on Bank's balance sheet
Balance Sheet as at 31st December, 2004

(ii) 對資產負債表之影響
於2004年12月31日的資產負債表

		2004 Previously Reported 如前匯報 HK$'000 港幣千元	Effect of new policy (increase/(decrease) in net assets) 新會計政策之影響（資產淨額增加/(減少)） HKFRS 2 (Note 3(c)) 《香港財務報告準則》第2號 (附註3(c)) HK$'000 港幣千元	HK(SIC) Interpretation 21 (Note 3(d)) 《香港會計準則》詮釋第21號 (附註3(d)) HK$'000 港幣千元	HKAS 1 & 30 (Note 3(g)) 《香港會計準則》第1號及第30號 (附註3(g)) HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	2004 As restated 重報 HK$'000 港幣千元
ASSETS	**資產**						
Cash and balances with banks and other financial institutions	現金及在銀行及其他金融機構的結存	39,492,547	-	-	(36,032,091)	(36,032,091)	3,460,456
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	9,824,502	-	-	32,068,851	32,068,851	41,893,353
Trade bills	貿易票據	1,399,484	-	-	-	-	1,399,484
Certificates of deposit held	持有的存款證	2,066,028	-	-	(2,066,028)	(2,066,028)	-
Trading assets	交易用途資產	-	-	-	2,268,324	2,268,324	2,268,324
Advances to customers and other accounts	客戶貸款及其他賬項	118,461,234	-	-	(348,223)	(348,223)	118,113,011
Amounts due from subsidiaries	附屬公司欠款	2,055,864	-	-	-	-	2,055,864
Other investments in securities	其他證券投資	7,769,381	-	-	3,223,836	3,223,836	10,993,217
Investment securities	投資證券	191,845	-	-	(191,845)	(191,845)	-
Held-to-maturity investments	持至到期投資	15,317,160	-	-	1,077,176	1,077,176	16,394,336
Investments in subsidiaries	附屬公司投資	1,838,237	-	-	-	-	1,838,237
Investments in associates	聯營公司投資	143,643	-	-	-	-	143,643
Fixed assets	固定資產	5,207,866	-	-	-	-	5,207,866
Goodwill	商譽	1,460,292	-	-	-	-	1,460,292
Deferred tax assets	遞延税項資產	84,942	-	-	-	-	84,942
Total Assets	資產總額	205,313,025	-	-	-	-	205,313,025
EQUITY AND LIABILITIES	**股東權益及負債**						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	9,476,018	-	-	-	-	9,476,018
Deposits from customers	客戶存款	153,908,317	-	-	-	-	153,908,317
Trading liabilities	交易用途負債	-	-	-	1,191,858	1,191,858	1,191,858
Certificates of deposit issued	已發行存款證	6,378,623	-	-	-	-	6,378,623
Amounts due to subsidiaries	欠附屬公司款項	10,362,683	-	-	-	-	10,362,683
Current taxation	本期税項	152,030	-	-	-	-	152,030
Deferred tax liabilities	遞延税項負債	683,765	-	34,342	-	34,342	718,107
Other accounts and provisions	其他賬項及準備	4,162,674	-	-	(1,191,858)	(1,191,858)	2,970,816
Total Liabilities	負債總額	185,124,110	-	34,342	-	34,342	185,158,452
Share capital	股本	3,729,996	-	-	-	-	3,729,996
Capital reserve – staff share options issued	資本儲備－已發行僱員認股證	-	41,749	-	-	41,749	41,749
Other reserves	其他儲備	13,516,810	-	-	-	-	13,516,810
Retained profits	留存溢利	2,942,109	(41,749)	(34,342)	-	(76,091)	2,866,018
Total equity attributable to equity holders of the Bank	歸屬於銀行股東權益總額	20,188,915	-	(34,342)	-	(34,342)	20,154,573
Total Equity and Liabilities	股東權益及負債總額	205,313,025	-	-	-	-	205,313,025

(b) Estimated effect of changes in accounting policies on the current period

The following tables provide estimates of the extent to which each of the line items in the consolidated profit and loss account and consolidated balance sheet and other significant related disclosure items for the year ended 31st December, 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

(b) 會計政策變更對本年度的估計影響

在實際可作估計情況下，以下分析假設以往的會計政策仍在本年被沿用計算截至2005年12月31日止年度的綜合損益賬和綜合資產負債表，以及其他重大相關披露項目中每一項目將會增加或減少的估計金額。

(i) Effect on the consolidated accounts

Estimated effect on the Consolidated Profit and Loss Account for the year ended 31st December, 2005

(i) 對綜合賬項之影響

對截至2005年12月31日止年度之綜合損益賬的估計影響

		Effect of new policy (increase/(decrease) in profit for the year) 新會計政策之影響(年度溢利增加／(減少))					
		HKFRS 2 Note 3(c) 《香港財務報告準則》第2號 附註3(c) HK$'000 港幣千元	HKFRS 3 Note 3(f) 《香港財務報告準則》第3號 附註3(f) HK$'000 港幣千元	HK(SIC) Interpretation 21 Note 3(d) 《香港會計準則》詮釋第21號 附註3(d) HK$'000 港幣千元	HKAS 1 & 30 Note 3(g) 《香港會計準則》第1號及第30號 附註3(g) HK$'000 港幣千元	HKAS 32 & 39 Note 3(e) 《香港會計準則》第32號及第39號 附註3(e) HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Interest income	利息收入	-	-	-	-	(459,320)	(459,320)
Interest expense	利息支出	-	-	-	-	389,255	389,255
Net interest income	淨利息收入	-	-	-	-	(70,065)	(70,065)
Fee and commission income	服務費及佣金收入	-	-	-	-	(1,735)	(1,735)
Fee and commission expense	服務費及佣金支出	-	-	-	-	-	-
Net trading profits	交易溢利淨額	-	-	-	-	(200,837)	(200,837)
Net result from financial instruments designated at fair value through profit or loss	指定為通過損益以反映公平價值金融資產的淨表現	-	-	-	-	100,127	100,127
Other operating income	其他經營收入	-	-	-	-	-	-
Operating income	經營收入	-	-	-	-	(172,510)	(172,510)
Operating expenses	經營支出	(29,796)	146,551	-	-	-	116,755
Operating profit before impairment losses	未扣除減值準備之經營溢利	(29,796)	146,551	-	-	(172,510)	(55,755)
Impairment losses on loans and advances	貸款減值損失	-	-	-	-	261,278	261,278
Impairment losses on held-to-maturity investments	持至到期投資減值損失	-	-	-	-	-	-
Impairment losses on available-for-sale financial assets	可供出售金融資產減值損失	-	-	-	-	-	-
Impairment losses on associates	聯營公司減值損失	-	-	-	-	-	-
(Charge)/Write back of impairment loss on bank premises	銀行行址減值(損失)／回撥	-	-	-	-	-	-
		(29,796)	146,551	-	-	88,768	205,523
Net (loss)/profit on sale of held-to-maturity investments	出售持至到期投資淨(虧損)／溢利	-	-	-	-	62	62
Net profit on sale of available-for-sale financial assets	出售可供出售金融資產之淨溢利	-	-	-	-	-	-
Net profit/(loss) on sale of subsidiaries/associates	出售附屬公司／聯營公司之淨溢利／(虧損)	-	-	-	-	-	-
Net profit on sale of fixed assets	出售固定資產之淨溢利	-	-	-	-	-	-
Valuation gains on investment properties	重估投資物業盈餘	-	-	-	-	-	-
Share of profits less losses on associates	應佔聯營公司溢利減虧損	-	-	-	(11,726)	-	(11,726)
Profit for the year before taxation	年度內除税前溢利	(29,796)	146,551	-	(11,726)	88,830	193,859
Income tax	所得税	-	-	(20,115)	11,726	(9,242)	(17,631)
Profit for the year after taxation	年度內除税後溢利	(29,796)	146,551	(20,115)	-	79,588	176,228
Attributable to:	可歸屬於						
Equity holders of the Group	本集團股東	(29,796)	146,551	(20,115)	-	79,588	176,228
Minority interests	少數股東權益	-	-	-	-	-	-
Profit after taxation	除税後溢利	(29,796)	146,551	(20,115)	-	79,588	176,228
		HK$ 港幣	HK$ 港幣	HK$ 港幣	HK$ 港幣	HK$ 港幣	HK$ 港幣
Earnings per share	每股盈利						
Basic	基本	(0.02)	0.10	(0.01)	-	0.05	0.12
Diluted	攤薄	(0.02)	0.10	(0.01)	-	0.05	0.12

3. CHANGES IN ACCOUNTING POLICY (continued) 會計政策變更(續)

Estimated effect on Consolidated Balance Sheet as at 31st December, 2005 對於2005年12月31日綜合資產負債表之估計影響

		Effect of new policy (increase/(decrease) in total assets, total liabilities and total equity) 新會計政策之影響(資產、負債及股東權益總額增加/(減少))				
		HKFRS 2 Note 3(c) 《香港財務報告準則》第2號 附註3(c) HK$'000 港幣千元	HKFRS 3 Note 3(f) 《香港財務報告準則》第3號 附註3(f) HK$'000 港幣千元	HK(SIC) Interpretation 21 Note 3(d) 《香港會計準則》詮釋第21號 附註3(d) HK$'000 港幣千元	HKAS 32 & 39 Note 3(e) 《香港會計準則》第32號及第39號 附註3(e) HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
ASSETS	**資產**					
Cash and balances with banks and other financial institutions	現金及在銀行及其他金融機構的結存	-	-	-	-	-
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	-	-	-	-	-
Trade bills	貿易票據	-	-	-	-	-
Trading assets	交易用途資產	-	-	-	41,162	41,162
Financial assets designated at fair value through profit or loss	指定通過損益以反映公平價值的金融工具	-	-	-	(80,827)	(80,827)
Advances to customers and other accounts	客戶貸款及其他賬項	-	-	-	306,208	306,208
Available-for-sale financial assets	可供出售金融資產	-	-	-	-	-
Held-to-maturity investments	持至到期投資	-	-	-	62	62
Investments in associates	聯營公司投資	-	-	-	-	-
Fixed assets	固定資產	-	-	-	-	-
Goodwill	商譽	-	146,551	-	-	146,551
Deferred tax assets	遞延稅項資產	-	-	-	-	-
Total Assets	資產總額	-	146,551	-	266,605	413,156
EQUITY AND LIABILITIES	**股東權益及負債**					
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	-	-	-	-	-
Deposits from customers	客戶存款	-	-	-	-	-
Trading liabilities	交易用途負債	-	-	-	-	-
Certificates of deposit issued	已發行存款證	-	-	-	(31,215)	(31,215)
Current taxation	本期稅項	-	-	-	(3,021)	(3,021)
Deferred tax liabilities	遞延稅項負債	-	-	54,457	12,263	66,720
Other accounts and provisions	其他賬項及準備	-	-	-	-	-
Loan capital	借貸資本	-	-	-	(149,739)	(149,739)
Total Liabilities	負債總額	-	-	54,457	(171,712)	(117,255)
Share capital	股本	-	-	-	-	-
Share premium	股份溢價	240	-	-	-	240
Capital reserve – staff share options issued	資本儲備－已發行僱員認股權	71,305	-	-	-	71,305
Investment revaluation reserve	投資重估儲備	-	-	-	358,729	358,729
Other reserves	其他儲備	-	-	-	-	-
Retained profits	留存溢利	(71,545)	146,551	(54,457)	79,588	100,137
Total equity attributable to equity holders of the Group	歸屬於集團股東權益總額	-	146,551	(54,457)	438,317	530,411
Minority interests	少數股東權益	-	-	-	-	-
Total Equity	股東權益總額	-	146,551	(54,457)	438,317	530,411
Total Equity and Liabilities	股東權益及負債總額	-	146,551	-	266,605	413,156

Estimated effect on net income recognised directly in consolidated equity for the year ended 31st December, 2005

對截至2005年12月31日止年度於綜合股東權益直接確認的淨收入之估計影響：

		Effect of new policy (increase/(decrease) in equity) HKAS39 (Note 3(e)) 新會計政策之影響（股東權益增加／（減少））《香港會計準則》第39號（附註3(e)） HK$'000 港幣千元
Attributable to equity holders of the Group	歸屬於集團股東權益	**358,729**

Estimated effect on amounts recognised as capital transactions with owners of the Group for the year ended 31st December, 2005:

截至2005年12月31日止年度確認與集團股東進行股本交易之估計影響金額

		Effect of new policy (increase/(decrease) in equity) HKFRS2 (Note 3(c)) 新會計政策之影響（股東權益增加／（減少））《香港財務報告準則》第2號（附註3(c)） HK$'000 港幣千元
Attributable to equity holders of the Group	歸屬於集團股東權益	**29,796**

3. CHANGES IN ACCOUNTING POLICY (continued) 會計政策變更(續)

(ii) Effect on Bank's balance sheet

Estimated effect on the balance sheet as at 31st December, 2005

(ii) 銀行資產負債表之影響

對於2005年12月31日資產負債表之影響

		Effect of new policy (increase/(decrease) in total assets, total liabilities and total equity) 新會計政策之影響(資產、負債及股東權益總額增加/(減少))				
		HKFRS 2 Note 3(c) 《香港財務報告準則》第2號 附註3(c) HK$'000 港幣千元	HKFRS 3 Note 3(f) 《香港財務報告準則》第3號 附註3(f) HK$'000 港幣千元	HK(SIC) Interpretation 21 Note 3(d) 《香港會計準則》詮釋第21號 附註3(d) HK$'000 港幣千元	HKAS 32 & 39 Note 3(e) 《香港會計準則》第32號及第39號 附註3(e) HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
ASSETS	**資產**					
Cash and balances with banks and other financial institutions	現金及在銀行及其他金融機構的結存	-	-	-	-	-
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	-	-	-	-	-
Trade bills	貿易票據	-	-	-	-	-
Trading assets	交易用途資產	-	-	-	41,162	41,162
Financial assets designated at fair value through profit or loss	指定通過損益以反映公平價值的金融工具	-	-	-	(80,377)	(80,377)
Advances to customers and other accounts	客戶貸款及其他賬項	-	-	-	292,613	292,613
Amounts due from subsidiaries	附屬公司欠款	-	-	-	-	-
Other investments in securities	其他證券投資	-	-	-	-	-
Available-for-sale financial assets	可供出售金融資產	-	-	-	-	-
Held-to-maturity investments	持至到期投資	-	-	-	-	-
Investments in subsidiaries	附屬公司投資	-	-	-	-	-
Investments in associates	聯營公司投資	-	-	-	-	-
Fixed assets	固定資產	-	-	-	-	-
Goodwill	商譽	-	96,662	-	-	96,662
Deferred tax assets	遞延稅項資產	-	-	-	-	-
Total Assets	資產總額	-	96,662	-	253,398	350,060
EQUITY AND LIABILITIES	**股東權益及負債**					
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	-	-	-	-	-
Deposits from customers	客戶存款	-	-	-	-	-
Trading liabilities	交易用途負債	-	-	-	-	-
Certificates of deposit issued	已發行存款證	-	-	-	(31,215)	(31,215)
Amount due to subsidiaries	欠附屬公司款項	-	-	-	-	-
Current taxation	本期稅項	-	-	-	(3,146)	(3,146)
Deferred tax liabilities	遞延稅項負債	-	-	54,457	14,687	69,144
Other accounts and provisions	其他賬項及準備	-	-	-	-	-
Loan capital	借貸資本	-	-	-	(149,739)	(149,739)
Total Liabilities	負債總額	-	-	54,457	(169,413)	(114,956)
Share capital	股本	-	-	-	-	-
Share premium	股份溢價	240	-	-	-	240
Capital reserve – staff share options issued	資本儲備-已發行僱員認股權	71,305	-	-	-	71,305
Investment revaluation reserve	投資重估儲備	-	-	-	345,273	345,273
Other reserves	其他儲備	-	-	-	-	-
Retained profits	留存溢利	(71,545)	96,662	(54,457)	77,538	48,198
Total equity attributable to equity holders of the Bank	歸屬於銀行股東權益總額	-	96,662	(54,457)	422,811	465,016
Total Equity and Liabilities	股東權益及負債總額	-	96,662	-	253,398	350,060

Estimated effect on net income recognised directly in Bank's equity for the year ended 31st December, 2005:

對截至2005年12月31日止年度於銀行股東權益直接確認的淨收入之估計影響：

		Effect of new policy (increase/(decrease) in equity) HKAS39 (Note 3(e)) 新會計政策之影響（股東權益增加/（減少））《香港會計準則》第39號（附註3(e)） HK$'000 港幣千元
Attributable to equity holders of the Bank	歸屬於銀行股東權益	345,273

Estimated effect on amounts recognised as capital transactions with owners of the Bank for the year ended 31st December, 2005:

截至2005年12月31日止年度確認與銀行股東進行股本交易之估計影響金額：

		Effect of new policy (increase/(decrease) in equity) HKFRS2 (Note 3(c)) 新會計政策之影響（股東權益增加/（減少））《香港財務報告準則》第2號（附註3(c)） HK$'000 港幣千元
Attributable to equity holders of the Bank	歸屬於銀行股東權益	29,796

(c) Staff share option scheme

In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the Bank. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable.

With effect from 1st January, 2005, in order to comply with HKFRS 2 "Share-based Payment", the Group recognises the fair value of such share options as an expense in the profit and loss account. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period.

If an employee chooses to exercise options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised the related capital reserve is transferred directly to retained earnings.

The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:

(i) all options granted to employees on or before 7th November, 2002; and

(ii) all options granted to employees after 7th November, 2002 but which had vested before 1st January, 2005.

(c) 僱員認股計劃

在往年，沒有任何金額在僱員（包括董事）獲派發本銀行認股權時被確認。如僱員選擇行使認股權，分別將面值存入股本及股份溢價賬項的金額只限於認股權行使價的應收金額。

由2005年1月1日起，按照《香港財務報告準則》第2號「股權支付」，本集團須將認股權的公平價值於損益賬內確認為支出，而在股東權益內的資本儲備作相應的增加。

因僱員須符合歸屬期的條件規定以享有此認股權，本集團於認股權歸屬期期內確認其公平價值。

當僱員選擇行使認股權，相關的資本儲備連同行使價轉入股本及股份溢價賬項。如認股權失效而未被行使，相關的資本儲備直接轉入留存溢利。

此新會計政策是追溯應用的，除本集團按照《香港財務報告準則》第2號第53段的過渡性條款並未對下列認股權採用新的確認及計量政策外，已按照《香港財務報告準則》第2號的要求重報比較數字。

(i) 所有在2002年11月7日或以前已派予僱員的認股權；及

(ii) 所有在2002年11月7日後已派予僱員的認股權但於2005年1月1日尚未歸屬。

3. CHANGES IN ACCOUNTING POLICY (continued) 會計政策變更(續)

No adjustments to the opening balances as at 1st January, 2004 are required as no options existed at that time which were unvested at 1st January, 2005.

由於在2005年1月1日並沒有認股權具歸屬性,因此,並未對2004年1月1日的期初結餘作任何調整。

The amount charged to the profit and loss account as a result of the change of policy increased staff costs for HK$29,796,000 (2004: HK$41,749,000), with the corresponding amounts credited to the capital reserve.

由於會計政策變更而須從損益賬支銷的員工成本增加港幣29,796,000元(2004年:港幣41,749,000元),而相同的金額存入資本儲備內。

Details of the Staff Share Option Schemes can be found in Note 36.

有關僱員認股計劃的詳情已記載於附註36。

(d) Investment properties 投資物業

In prior years the Group was required to apply the tax rate that would be applicable to the sale of investment properties to determine whether any amounts of deferred tax should be recognised on the revaluation of investment properties. As there would have been no tax payable on the disposal of the Group's investment properties, no deferred tax was provided in prior years.

在往年,本集團須按適用於出售投資物業的稅率釐定於重估投資物業時須確認的遞延稅項。由於出售本集團投資物業毋須繳交任何稅款,在往年沒有撥備遞延稅項。

As from 1st January, 2005, in accordance with HK(SIC) Interpretation 21 "Income Taxes – Recovery of Revalued Non-depreciable Assets", the Group recognises deferred tax on movements in the value of investment properties using tax rates that are applicable to the properties' use, if the Group has no intention to sell them and the properties would have been depreciable had the Group not adopted the fair value model.

由2005年1月1日起,按照《香港會計準則》詮釋第21號「所得稅－收回重估非折舊資產」,如本集團並無計劃出售,及假設本集團沒有採用公平價值模式入賬引致該等物業需要折舊,本集團須採用適用於該物業用途的稅率以確認該等投資物業在價格變動時所產生的遞延稅項。

HK(SIC) Interpretation 21 has been adopted retrospectively by reducing the opening balance of retained earnings as of 1st January, 2005 by HK$34,342,000 (1st January, 2004: Nil) and increasing deferred tax liabilities by the same amount.

《香港會計準則》詮釋第21號是追溯應用的。於2005年1月1日留存溢利的期初結餘減少港幣34,342,000元(2004年1月1日:無),及遞延稅項負債增加相等金額。

(e) Financial instruments 金融工具

(i) Financial instruments (Note 2(f)) 金融工具(附註2(f))

In prior years, the accounting policies for certain financial instruments were as follows:

- securities which were intended to be held on a continuing basis, and which were held for an identified long-term purpose were classified as investment securities and stated at cost less provisions for diminution in value;
- other investments in securities were securities which were not classified as held-to-maturity debt securities nor as investment securities, and were stated at fair value with changes in fair value recognised in the profit and loss account; and
- derivative financial instruments entered into by management to hedge risks arising from an underlying asset, liability (or a net position) or a committed future transaction were recognised on equivalent basis to the position or transaction being hedged.

在往年,適用於部分金融工具的會計政策如下:

- 預算持續持有作長期用途的證券列作投資證券,並以成本減除準備入賬;
- 其他證券投資是不被列作持至到期債務證券或投資證券的其他證券並按公平價值入賬,公平價值的變動在損益賬確認;及
- 管理層參與的衍生金融工具交易以用作對沖潛在資產、負債(或淨持倉額)或已承諾的未來交易所產生之風險,以等同被對沖的持倉額或交易之基準確認。

From 1st January, 2005, the Group has adopted HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" and classified financial instruments under the following categories: fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities as set out in Note 2(f).

由2005年1月1日起,本集團已採納《香港會計準則》第32號「金融工具:披露與呈報」及《香港會計準則》第39號「金融工具:確認與計量」將金融工具分類為:通過損益以反映公平價值、貸款和應收賬款、持至到期投資、可供出售金融資產及其他金融負債,詳情可參閱附註2(f)。

(ii) Derivatives and hedge accounting (Notes 2(f) and (g))

In prior years, the accounting for derivatives was dependent upon whether the transactions were undertaken for trading purposes or as part of the management of asset and liability portfolios.

Derivatives used for trading purposes

Transactions undertaken for trading purposes were marked to market and the net present value of the gain and loss arising was recognised in the profit and loss account as dealing gains and losses, after appropriate deferrals for the unearned credit margin and future servicing costs.

The fair value of derivatives that were not exchange-traded was estimated at the amount that the Group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Derivatives used for asset and liability management purposes

Derivatives used for this purpose were accounted for as hedge and were valued on an equivalent basis to the underlying assets, liabilities or net positions which they were hedging. Any profit and loss was recognised on the same basis as that arising from the related assets, liabilities or net positions.

Any gain or loss on termination of hedging derivatives was deferred and amortised to the profit and loss account over the original life of the terminated contract. Where the underlying asset, liability or position was sold or terminated, the hedging derivative was immediately marked to market through the profit and loss account.

With effect from 1st January, 2005, in order to comply with HKAS 39, the Group has changed its accounting policies relating to derivatives and hedge accounting to those set out in Note 2 (f) and (g) respectively.

(iii) Impairment of financial assets

Loans and receivables

In prior years, provisions were made against specific loans and advances as and when the Credit Committee had doubts about the ultimate recoverability of principal and interest in full.

Specific provisions represented the quantification of actual and expected losses from identified accounts.

Other than where provisions on smaller balance homogeneous advances were assessed on a portfolio basis, the amount of specific provision raised was assessed on a case by case basis. Specific provisions were made against the carrying amount of advances that were identified as being in doubt based on regular reviews of outstanding balances to reduce these advances, net of any collateral, to their recoverable amounts.

Where specific provisions were raised on a portfolio basis, the level of provisioning took into account management's assessment of the portfolio's structure, past and expected credit losses, business and economic conditions, and any other relevant factors.

(ii) 衍生工具及對沖交易會計法(參閱附註2(f)及(g))

在往年,衍生工具的入賬方法是根據該交易是作交易用途或作為資產及負債組合管理的一部份。

衍生工具作交易用途

作交易用途的交易按市價入賬,產生的損益淨現值已適當遞延未賺取的信貸邊際利潤及未來服務成本,於損益賬內確認為交易溢利或虧損。

沒有在交易所上市的衍生工具,其公平價值按本集團於結算日假設終止合約時可收取或須支付的金額,並已計及當時市場狀況及交易對手的信貸可信度。

衍生工具作資產及負債管理用途

作此用途的衍生工具視作對沖,並按其所對沖的資產、負債或持倉淨額的相同基準計值。損益的確認與相關資產、負債或持倉淨額所引起損益的基準相同。

因終止對沖用途之衍生工具而產生的損益按已終止合約的原來有效期遞延及分攤入賬。當相關的資產、負債或持倉已出售或終止,該對沖衍生工具立即以市價於損益賬內反映。

由2005年1月1日起,為符合《香港會計準則》第39號,本集團已更改其有關衍生工具及對沖交易會計政策,詳情可分別參閱附註2(f)及2(g)。

(iii) 金融資產減值

貸款和應收賬款

在往年,在信貸委員會質疑本金和利息最終有可能不能全部收回時,必須為貸款提撥特殊準備。

特殊準備指量化可辨別貸款的實際及估計損失。

除同一類別之小額貸款按組合基準撥備外,特殊準備是根據個別情況提撥。當貸款在定期檢討結餘而被辨別為呆賬時須提撥特殊準備,經減除抵押品價值後,將貸款賬面值減低至可收回金額。

當特殊準備按組合基準提撥時,提撥金額需考慮管理層對該組合結構的評估,過往及預計信貸損失、業務及經濟狀況、和其他任何相關因素。

3. CHANGES IN ACCOUNTING POLICY (continued) 會計政策變更(續)

General provisions augmented specific provisions and provided cover for loans which were impaired at the balance sheet date but which would not be identified as such until some time in future. The Group maintained a general provision which was determined taking into account the structure and risk characteristics of the Group's loan portfolio and the expected loss of the individual components of the loan portfolio based primarily on the historical loss experience.

在特殊準備上增撥一般準備，是為在結算日未被辨別但未來才被發現的減值貸款而提撥。一般準備的撥備，主要是根據以往的壞賬經驗，並已計算本集團貸款組合的結構及風險特性和貸款組合內每一組成部分的預計損失。

With effect from 1st January, 2005, in order to comply with HKAS 39, the Group has changed its accounting policies relating to impairment on loans and advances to customers as set out in Note 2(k).

由2005年1月1日起，為符合《香港會計準則》第39號，本集團已更改其有關貸款減值的會計政策，詳情可參閱附註2(k)。

Other financial assets

其他金融資產

In prior years, financial assets other than loans and advances, were reviewed on each balance sheet date to determine whether there was any indication of impairment.

在往年，除貸款外，須在每一結算日檢討金融資產以決定是否已有減值徵兆。

If the recoverable amount of the asset was estimated to be less than its carrying amount, the carrying amount of the asset was reduced to its recoverable amount and the impairment loss was recognised in the profit and loss account.

如估計可收回金額低於賬面值，賬面值須減低至可收回金額，而減值損失確認在損益賬內。

With effect from 1st January, 2005, in order to comply with HKAS 39, the Group has changed its accounting policies relating to impairment of investments in debt and equity securities, and impairment of other financial assets as set out in Note 2(k).

由2005年1月1日起，為符合《香港會計準則》第39號，本集團已更改其有關債務證券及股份證券減值、及其他金融資產減值的會計政策，詳情可參閱附註2(k)。

(iv) Interest recognition on impaired loans

(iv) 減值貸款的利息確認

In prior years, loans were not reclassified as accruing until interest and principal payments were up-to-date and future payments were reasonably assured. Where the probability of receiving interest payments was remote, interest was no longer accrued. Where the loan had no reasonable prospect of recovery, the loan and related suspended interest were written off.

在往年，除非利息及本金已全數清繳及將來還款可合理地得到保證，貸款均不會重新被分類為可累計貸款。當可收回利息的機會渺茫，將不會累計利息。倘再無實際機會收回貸款時，則貸款及相關懸欠利息將會撇銷。

With effect from 1st January, 2005, in order to comply with HKAS 39, the Group has changed its accounting policies relating to interest income recognition as set out in Note 2(e).

由2005年1月1日起，為符合《香港會計準則》第39號，本集團已更改其有關利息確認會計政策，詳情可參閱附註2(e)。

(v) Description of transitional provisions and effect of adjustments

(v) 過渡條款及調整之影響的陳述

The change in accounting policies of the above items were adopted by way of opening balance adjustments to certain reserves and redesignation of financial instruments as at 1st January, 2005. As a result of these opening balance adjustments, the retained profits of the Group as at 1st January, 2005 has been increased by HK$595,788,000. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

採納以上各項的會計政策變更，是通過調整若干儲備的期初結餘及重新分類於2005年1月1日之金融工具類別，並在相關附註內披露。由於該等期初結餘調整，於2005年1月1日本集團的留存溢利增加港幣595,788,000元。因受《香港會計準則》第39號的過渡條款所禁止，並未重報比較數字。

The adjustments for each accounts line of the Group and the Bank affected for the years ended 31st December 2005 and 2004 are set out in Note 3(a) and (b).

對影響截至2004年及2005年12月31日止年度本集團及本銀行每一宗賬項之調整已詳載於附註3(a)及(b)。

(f) Amortisation of goodwill

In prior periods, positive goodwill which arose on or after 1st January, 2001 was amortised on a straight line basis over its useful life and was subject to impairment testing when there were indications of impairment.

With effect from 1st January, 2005, in accordance with HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets", the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from 1st January, 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the profit and loss account as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. The adjustments for each accounts line of the Group and of the Bank affected for the year ended 31st December, 2005 are set out in Note 3(b).

(g) Changes in presentation

(i) Presentation of profit and loss account and balance sheets

In prior years, there were no specific accounting standards governing the presentation of the accounts of banks. Management, having regard to the overall clarity and the disclosure requirements of the Hong Kong Monetary Authority, exercised its judgement in deciding on the relative prominence given to each item presented on the face of the profit and loss account and balance sheets. As a result, certificates of deposit held were separately presented on the face of the balance sheets. Treasury bills (including Exchange Fund Bills) and money at call and short notice (representing placements with banks and other financial institutions maturing within one month) were included in cash and short-term funds with treasury bills being presented separately as held-to-maturity and other investment in securities according to the previous SSAP 24. Other assets were included in advances to customers and other accounts less provisions.

With effect from 1st January, 2005, in order to comply with HKAS 30 "Disclosures in Financial Statements of Banks and Similar Financial Institutions" and to take into account the measurement basis that has been applied, the Group has changed its presentation of certain items on the face of the profit and loss account and balance sheets. Treasury bills (including Exchange Fund Bills) and certificates of deposit held are included in the four categories of financial instruments under HKAS 39. Placements with banks and other financial institutions maturing within one month are included in placements with banks and other financial institutions. These changes in presentation have been applied retrospectively with comparatives reclassified as shown in Note 3(a).

(f) 商譽攤銷

在往年，在2001年1月1日或以後產生的正商譽按其可用期以直線法攤銷，但當有徵兆可能減值時須接受減值測試。

由2005年1月1日起，按照《香港財務報告準則》第3號「業務合併」及《香港會計準則》第36號「資產減值」，本集團毋須攤銷正商譽。連同在初始確認的年度，以及當有徵兆可能減值時，此商譽須每年接受減值測試。當分配為該商譽之現金生產單位的賬面值超過其可收回數額時需確認減值損失。

亦由2005年1月1日起及按照《香港財務報告準則》第3號，如在企業合併中購入資產淨額的公平價值超過購入價（即按照以往會計政策稱為負商譽），超出的金額於產生時立即在損益賬確認。

有關正商譽之新會計政策已按照《香港財務報告準則》第3號的過渡安排並不追溯應用。對影響本集團及本銀行截至2005年12月31日止年度每一宗賬項之調整已詳載於附註3(b)。

(g) 呈報方式之轉變

(i) 損益賬及資產負債表的呈報方式

在往年，並未有特定的會計準則規範銀行賬項的呈報方式。顧及整體透明度及香港金融管理局的披露要求，管理層決定按每一項目在損益賬及資產負債表上相對之重要性作披露。因此，持有存款證在資產負債表上分開列示。國庫債券（包括外匯基金票據）及通知及短期存款（包括在銀行及其他金融機構於1個月內到期的存款）包括在現金及短期資金項下，而國庫債券則根據《會計實務準則》第24號分類為：持至到期及其他證券投資。其他資產則包括於已減除準備之貸款及其他賬項。

由2005年1月1日起，按照《香港會計準則》第30號「銀行及同類金融機構財務報表的披露」之要求並計及已採納的計量基準，本集團已更改若干於損益賬及資產負債表上項目的呈報方式。國庫債券（包括外匯基金票據）及持有存款證已包括在按《香港會計準則》第39號區分4種金融工具類別之要求。在銀行及其他金融機構於1個月內到期的存款則包括於在銀行及其他金融機構的存款。此改變是追溯應用的，比較數字經已重新分類，詳情可參閱附註3(a)。

3. CHANGES IN ACCOUNTING POLICY (continued) 會計政策變更(續)

With effect form 1st January, 2005, in order to comply with HKAS 30 and to assist in an understanding of the performance of trading in financial instruments, the Group has grouped income and expenses arising from trading in financial instruments together in the profit and loss account. Interest income, interest expense and dividend income arising from trading assets and trading liabilities are reclassified from "Interest income", "Interest expense" and "Other operating income" respectively to "Net trading profits". Similar income and expenses arising from financial instruments designated at fair value through profit or loss are reclassified from the relevant captions to "Net result from financial instruments designated at fair value through profit or loss".

由2005年1月1日起,因按《香港會計準則》第30號之要求及幫助了解買賣金融工具的表現,本集團已將有關買賣金融工具的收入及支出於損益賬內重組。因作交易用途的資產及負債產生的利息收入、利息支出及股息收入分別由「利息收入」、「利息支出」及「其他經營收入」轉入「交易溢利淨額」。指定通過損益以反映公平價值金融工具產生的相同收入及支出,由相關標題轉入「指定通過損益以反映公平價值金融工具的淨表現」。

(ii) Presentation of shares of associates' taxation

In prior years, the Group's share of taxation of associates accounted for using the equity method was included as part of the Group's income tax in the consolidated profit and loss account. With effect from 1st January, 2005, in accordance with the implementation guidance in HKAS 1 "Presentation of Financial Statements", the Group has changed the presentation and includes the share of taxation of associates accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group's profit before tax. These changes in presentation have been applied retrospectively with comparatives restated as shown in Note 3(a).

(ii) 分享聯營公司稅項的呈報方式

在往年,本集團以權益會計法分享聯營公司稅項計入本集團綜合損益賬所得稅項下。由2005年1月1日起,按照《香港會計準則》第1號「財務報表披露」執行指引規定,本集團以權益會計法分享聯營公司稅項,改為計入本集團綜合損益賬中除稅前溢利的應佔聯營公司溢利減虧損項下。此改變是追溯應用的,比較數字經已重報,詳情可參閱附註3(a)。

(iii) Minority interests

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to shareholders.

With effect from 1st January, 2005, in order to comply with HKAS 1 and HKAS 27 "Consolidated and Separate Financial Statements", minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the Group, and minority interests in the results of the Group for the period are presented on the face of the consolidated profit and loss account as an allocation of the total profit for the period between the minority interests and the equity holders of the Group.

The presentation of minority interests in the consolidated balance sheet, profit and loss account and summary statement of changes in equity for the comparative period has been restated accordingly.

(iii) 少數股東權益

在往年,於結算日之少數股東權益在綜合資產負債表內與負債分別呈報及從資產淨額減除。在計算股東應佔溢利,少數股東權益與集團期內溢利亦在損益賬內分別呈報及減除。

由2005年1月1日起,為符合《香港會計準則》第1號及《香港會計準則》第27號「綜合與個別財務報表」的要求,少數股東權益在綜合資產負債表內於股東權益內列示,但與股東應佔權益分開,少數股東權益佔集團期內溢利總額在綜合損益賬賬面以分配為少數股東權益及股東應佔權益形式呈報。

在綜合資產負債表、綜合損益賬和綜合權益變動表概要內披露少數股東權益的期內比較數字已作重報。

(h) Definition of related parties

As a result of the adoption of HKAS 24 "Related Party Disclosures", the definition of related parties are disclosed in Note 2(r) has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosure made in the current year, as compared to those that would have been reported had SSAP 20 still been in effect.

(h) 關聯人士之定義

由於採納《香港會計準則》第24號「關聯人士披露」,在附註2(r)記載關聯人士之定義經已擴大及澄清關聯人士包括可受個人(即主要管理人員、重大股權股東及/或其親近家庭成員)重大影響的公司及提供福利予本集團僱員的離職後福利計劃或某些與本集團關聯的實體。假設《會計實務準則》第20號仍然生效,二者比較,此項定義上之澄清並未對往年度或本年度已披露的關聯人士交易構成重大影響。

4. INTEREST INCOME 利息收入

		2005 HK$'000 港幣千元	2004 Restated 重報 HK$'000 港幣千元
Listed securities	上市證券	**103,979**	108,081
Others	其他	**7,702,555**	5,560,414
Total interest income per profit and loss account	利息收入總額（如損益賬列示）	**7,806,534**	5,668,495
Interest income on trading assets (Note 7)	交易用途資產的利息收入總額（附註7）	**26,450**	13,585
Interest income on interest rate swaps (Note 7)	利率掉期合約的利息收入（附註7）	**505,690**	–
Interest income on financial assets designated at fair value through profit or loss (Note 8)	指定為通過損益以反映公平價值金融資產的利息收入（附註8）	**410,386**	–
Total interest income on all financial assets	所有金融資產的利息收入總額	**8,749,060**	5,682,080

Included above is interest income accrued on impaired financial assets of HK$45,648,000 which includes interest income on unwinding of discount on loan impairment losses of HK$4,753,000 (Note 25(b)) for the year ended 31st December, 2005.

以上包括減值金融資產的累計利息港幣45,648,000元，其中包括截至2005年12月31日止年度貸款減值損失之利息折扣轉回港幣4,753,000元（附註25(b)）。

5. INTEREST EXPENSE 利息支出

		2005 HK$'000 港幣千元	2004 HK$'000 港幣千元
Customer deposits, deposits of banks and other financial institutions and certificates of deposit issued which are stated at amortised cost	客戶存款、銀行及其他金融機構的存款及已發行存款證的利息支出（以攤銷成本列賬）	**4,035,540**	1,714,979
Interest expense on Subordinated Notes held at amortised cost	後償票據的利息支出（以攤銷成本列賬）	**–**	325,627
Other borrowings	其他借款	**10,736**	13,899
Total interest expense per profit and loss account	利息支出總額（如損益賬列示）	**4,046,276**	2,054,505
Interest expense on interest rate swaps (Note 7)	利率掉期合約的利息支出（附註7）	**389,255**	–
Interest expense on financial liabilities designated at fair value through profit or loss (Note 8)	指定為通過損益以反映公平價值金融負債的利息支出（附註8）	**579,757**	–
Total interest expense on all financial liabilities	所有金融負債的利息支出總額	**5,015,288**	2,054,505

6. FEE AND COMMISSION INCOME 服務費及佣金收入

Fee and commission income arises from the following services:

源自下列服務的服務費及佣金收入：

		2005 HK$'000 港幣千元	2004 HK$'000 港幣千元
Corporate services	企業服務	**477,421**	391,262
Loans, overdrafts and guarantees	貸款、透支及擔保	**295,346**	358,838
Credit cards	信用卡	**236,030**	204,668
Other retail banking services	其他零售銀行服務	**134,710**	111,614
Trade finance	貿易融資	**102,458**	116,965
Securities and asset management	證券及資產管理	**192,285**	192,974
Others	其他	**159,750**	130,283
Total fee and commission income	服務費及佣金收入總額	**1,598,000**	1,506,604

7. NET TRADING PROFITS 交易溢利淨額

		2005 HK$'000 港幣千元	2004 Restated 重報 HK$'000 港幣千元
Profit on dealing in foreign currencies	外幣買賣溢利	**293,842**	160,636
Profit on trading securities	交易用途證券溢利	**106,207**	152,050
Profit on other dealing activities	其他買賣活動溢利	**22,122**	47,685
Interest income on trading assets (Note 4)	交易用途資產利息收入(附註4)		
– listed	一上市	**1,224**	387
– unlisted	一非上市	**25,226**	13,198
Interest income on interest rate swaps (Note 4)	利率掉期合約的利息收入(附註4)	**505,690**	–
Interest expense on interest rate swaps (Note 5)	利率掉期合約的利息支出(附註5)	**(389,255)**	–
Dividend income from listed trading securities	上市交易用途證券股息收入	**10,968**	–
Total net trading profits	淨交易溢利總額	**576,024**	373,956

8. NET RESULT FROM FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS 指定為通過損益以反映公平價值金融工具的淨表現

		2005 HK$'000 港幣千元	2004 HK$'000 港幣千元
Net gains	淨盈利	**126,480**	–
Interest income (Note 4)	利息收入(附註4)		
– listed	一上市	**168,763**	–
– unlisted	一非上市	**241,623**	–
Interest expense (Note 5)	利息支出(附註5)	**(579,757)**	–
Dividend income from listed securities	上市證券股息收入	**345**	–
		(42,546)	–

9. OTHER OPERATING INCOME 其他經營收入

		2005 HK$'000 港幣千元	2004 HK$'000 港幣千元
Dividend income from available-for-sale financial assets	可供出售金融資產股息收入		
– listed	一上市	**8,382**	–
– unlisted	一非上市	**25,771**	–
Dividend income from other investments in securities	其他證券投資股息收入		
– listed	一上市	**–**	28,333
– unlisted	一非上市	**–**	14,627
Rental from safe deposit boxes	保險箱租金收入	**85,269**	85,346
Net revenue from insurance activities	保險業務淨收入	**88,759**	87,656
Rental income on properties	物業租金收入	**43,194**	45,998
Others	其他	**39,323**	37,718
Total other operating income	其他經營收入總額	**290,698**	299,678

10. OPERATING EXPENSES 經營支出

		2005 HK$'000 港幣千元	2004 Restated 重報 HK$'000 港幣千元
Contributions to defined contribution plan*	定額供款公積金供款*	**107,372**	103,478
Equity-settled share-based payment expenses	股權支付支出	**29,796**	41,749
Salaries and other staff costs	薪金及其他員工成本	**1,461,300**	1,329,711
Total staff costs	員工成本總額	**1,598,468**	1,474,938
Premises and equipment expenses excluding depreciation	不包括折舊的物業及設備支出		
– Rental of premises	－物業租金	**164,558**	142,542
– Maintenance, repairs and others	－保養、維修及其他	**243,649**	205,168
Total premises and equipment expenses excluding depreciation	不包括折舊的物業及設備支出總額	**408,207**	347,710
Depreciation on fixed assets (Note 31)	固定資產折舊（附註31）	**258,563**	243,961
Amortisation of goodwill	商譽攤銷	**–**	143,875
Other operating expenses	其他經營支出		
– Communications, stationery and printing	－通訊、文具及印刷	**175,134**	159,047
– Legal and professional fees	－法律及專業服務費用	**112,116**	89,127
– Advertising expenses	－廣告費用	**124,962**	87,820
– Business promotions and business travel	－業務推廣及商務旅遊	**48,726**	50,119
– Card related expenses	－有關信用卡支出	**57,352**	41,104
– Stamp duty, overseas and PRC** business taxes, and value added taxes	－印花稅、海外及中華人民共和國營業稅，及增值稅	**52,882**	21,440
– Insurance expenses	－保險費	**13,469**	14,035
– Debt securities issue expenses	－發行債務證券費用	**14,824**	7,800
– Bank charges	－銀行收費	**3,937**	7,296
– Administration expenses of secretarial business	－秘書業務的行政費用	**12,330**	7,159
– Membership fees	－會員費用	**5,299**	5,126
– Bank licence	－銀行牌照費	**3,082**	4,655
– Audit fee	－核數師酬金	**5,198**	4,123
– Donations	－捐款	**8,436**	2,043
– Others	－其他	**85,062**	50,802
Total other operating expenses	其他經營支出總額	**722,809**	551,696
Total operating expenses***	經營支出總額***	**2,988,047**	2,762,180

* *Forfeited contributions totalling HK$5,751,000 (2004: HK$3,810,000) were utilised to reduce the Group's contribution during the year. There were no forfeited contributions available for reducing future contributions at the year end (2004: Nil).*

** *PRC denotes the People's Republic of China.*

*** *Included in operating expenses are direct operating expenses of HK$10,381,000 (2004: HK$13,374,000) in respect of investment properties which generated rental income during the year.*

* *年內沒收之供款共港幣5,751,000元（2004年：港幣3,810,000元）已被用作減少集團的供款。於年結時並無任何被沒收而未應用之供款可用作減低將來之供款（2004年：無）。*

*** *年度內經營支出包括有租金收益的投資物業直接引起的經營支出，金額為港幣10,381,000元（2004年：港幣13,374,000元）。*

11.IMPAIRMENT LOSSES ON LOANS AND ADVANCES/NET CHARGE FOR BAD AND DOUBTFUL DEBTS 貸款減值損失／壞賬及呆賬支出

		2005 **HK$'000 港幣千元**	2004 HK$'000 港幣千元
Net charge for impairment losses and allowances/ bad and doubtful debts on loans and advances	貸款減值損失及準備／壞賬及呆賬準備支出淨額		
Individual impairment loss	個別減值損失		
– new provisions (Note 22 and 25(b))	–新撥備（附註22及25(b)）	**530,594**	–
– releases	–回撥	**(141,834)**	–
– recoveries (Note 22 and 25(b))	–收回（附註22及25(b)）	**(176,140)**	–
		212,620	–
Collective Impairment loss (Note 22 and 25(b))	整體減值損失（附註22及25(b)）		
– new provisions	–新撥備	**143,297**	–
– releases	–回撥	**(214,432)**	–
		(71,135)	–
Specific provisions	特殊準備		
– new provisions (Note 22 and 25(b))	–新撥備（附註22及25(b)）	**–**	410,536
– releases	–回撥	**–**	(37,072)
– recoveries (Note 22 and 25(b))	–收回（附註22及25(b)）	**–**	(170,452)
		–	203,012
General provisions (Note 22 and 25(b))	一般準備（附註22及25(b)）		
– new provisions	–新撥備	**–**	162,182
– releases	–回撥	**–**	(92,387)
		–	69,795
Net charge to profit and loss account	於損益賬支銷淨額	**141,485**	272,807

12.NET PROFIT ON SALE OF AVAILABLE-FOR-SALE FINANCIAL ASSETS 出售可供出售金融資產之淨溢利

		2005 **HK$'000 港幣千元**	2004 HK$'000 港幣千元
Profit arising in current year	本年度產生的溢利	**6,983**	–

13. INCOME TAX 所得稅

(a) Taxation in the consolidated profit and loss account represents:

(a) 綜合損益賬內稅項指：

		2005 HK$'000 港幣千元	2004 Restated 重報 HK$'000 港幣千元
Current tax – provision for Hong Kong Profits Tax	本期稅項－香港利得稅準備		
Tax for the year (Note 33(a))	本年度稅項(附註33(a))	**366,845**	297,723
Over-provision in respect of prior years	往年度撥備過剩	**(107,005)**	(351)
		259,840	297,372
Current tax – overseas	本期稅項－海外		
Tax for the year	本年度稅項	**130,138**	52,279
Over-provision in respect of prior years	往年度撥備過剩	**(19,103)**	(23,094)
		111,035	29,185
Deferred tax (Note 33(b))	遞延稅項(附註33(b))		
Origination and reversal of temporary differences	暫時性差異產生及轉回	**35,872**	53,392
Movements in the value of investment properties	投資物業價值之變動	**20,115**	34,342
		55,987	87,734
		426,862	414,291

The provision for Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profits for the year. Taxation for overseas branches and subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

香港利得稅準備是以本年度預計應課稅溢利按稅率17.5%(2004年：17.5%)計算。海外附屬公司的稅款亦按其經營所在國家的現行稅率計算。

(b) Reconciliation between tax expense and accounting profit at applicable tax rates

(b) 實際稅項支出與會計溢利按適用稅率計算的稅項之對賬

		2005 HK$'000 港幣千元	2004 Restated 重報 HK$'000 港幣千元
Profit before tax	除稅前溢利	**3,212,843**	2,786,767
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	按照在相關國家適用利得稅稅率計算除稅前溢利的名義稅項	**566,717**	458,137
Tax effect of non-deductible expenses	不可扣減支出的稅項影響	**96,965**	64,760
Tax effect of non-taxable revenue	毋須課稅收入的稅項影響	**(126,902)**	(89,356)
Tax effect of tax losses not recognised	未確認的稅損的稅項影響	**25,973**	11,384
Recognition of deferred tax assets on prior year tax losses	往年稅損確認為遞延稅項資產	**(5,660)**	(24,797)
Over provision in prior years	往年度撥備過剩	**(126,108)**	(23,445)
Tax benefits derived from leasing partnerships	源自合夥租賃的稅項利益	**(4,847)**	(38,633)
Others	其他	**724**	56,241
Actual tax expense	實際稅項支出	**426,862**	414,291

14.PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE GROUP 集團股東應佔溢利

The consolidated profit attributable to equity holders of the Group includes a profit of HK$2,613,939,000 (2004 (restated): HK$1,994,734,000) which has been dealt with in the accounts of the Bank.

應歸屬集團股東綜合溢利包括已計入本行賬項內的溢利港幣2,613,939,000元(2004年(重報):港幣1,994,734,000元)。

Reconciliation of the above amount to the Bank's profit for the year

銀行年度內溢利與上述金額之對賬

		2005 HK$'000 港幣千元	2004 Restated 重報 HK$'000 港幣千元
Amount of consolidated profit attributable to equity holders dealt with in the Bank's financial statements	已計入銀行財務報表之應歸屬集團股東綜合溢利	**2,515,551**	1,855,210
Final dividends from subsidiaries and associates attributable to the profits of the previous financial year, approved and paid during the year	來自往年度附屬公司及聯營公司溢利之末期股息,並在年度內核准及派發	**98,388**	139,524
Bank's profit for the year	銀行年度內溢利	**2,613,939**	1,994,734

15.DIVIDENDS 股息

(a) Dividends attributable to the year (a) 應屬本年度股息

		2005 HK$'000 港幣千元	2004 HK$'000 港幣千元
Interim dividend declared and paid of HK$0.33 per share on 1,503,416,119 shares (2004: HK$0.28 per share on 1,480,480,902 shares) (Note 38(i))	已宣派及支付1,503,416,119股每股港幣0.33元的中期股息(2004年:1,480,480,902股每股港幣0.28元)(附註38(i))	**496,127**	414,535
Final dividend paid in respect of the previous financial year on shares issued under the share option schemes subsequent to the balance sheet date and before the close of the Register of Members of the Bank, of HK$0.80 (2004: HK$0.62)	支付在結算日後及銀行股東登記截止日前根據認股計劃發行股份的上年度每股港幣0.80元的末期股息(2004年:每股港幣0.62元)	**1,702**	885
Final dividend proposed after the balance sheet date of HK$0.93 per share on 1,510,229,871 shares (2004: HK$0.80 per share on 1,491,998,551 shares)	在結算日後擬派的末期股息1,510,229,871股每股港幣0.93元(2004年:1,491,998,551股每股港幣0.80元)。	**1,404,514**	1,193,599
		1,902,343	1,609,019

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

在結算日後的擬派末期股息,但並未於結算日確認為負債。

(b) Dividends attributable to the previous financial year, approved and paid during the year (b) 於年度核准及支付屬上年度股息

		2005 HK$'000 港幣千元	2004 HK$'000 港幣千元
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.80 per share on 1,491,998,551 shares (2004: HK$0.62 per share on 1,467,453,525 shares)	於年度核准及支付1,491,998,551股每股港幣0.80元的上年度末期股息(2004年:1,467,453,525股每股港幣0.62元)	**1,193,599**	909,821

16.EARNINGS PER SHARE 每股盈利

(a) Basic earnings per share

The calculation of basic earnings per share is based on earnings of HK$2,748,725,000 (2004 (restated): HK$2,347,709,000) and on the weighted average of 1,502,313,852 (2004: 1,479,171,460) ordinary shares outstanding during the year, calculated as follows:

Weighted average number of ordinary shares

(a) 每股基本盈利

每股基本盈利乃按照溢利港幣2,748,725,000元(2004年(重報):港幣2,347,709,000元)及已發行普通股份的加權平均數1,502,313,852股(2004年:1,479,171,460股)計算。

普通股份的加權平均數

		2005 Number of Shares 股份數目	2004 Number of Shares 股份數目
Issued ordinary shares at 1st January	於1月1日的已發行普通股	**1,491,998,551**	1,467,453,525
Effect of share options exercised and shares issued in lieu of dividends (Note 37)	已行使認股權及以股代息的影響	**10,315,301**	11,717,935
Weighted average number of ordinary shares at 31st December	於12月31日普通股份的加權平均數	**1,502,313,852**	1,479,171,460

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on earnings of HK$2,748,725,000 (2004 (restated): HK$2,347,709,000) and on 1,506,328,927 (2004: 1,486,243,795) ordinary shares, being the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

Weighted average number of ordinary shares (diluted)

(b) 每股攤薄盈利

每股攤薄盈利乃按照溢利港幣2,748,725,000元(2004年(重報):港幣2,347,709,000元)及就所有具備潛在攤薄影響的普通股作出調整得出的普通股份的加權平均數1,506,328,927股(2004年:1,486,243,795股)計算。

普通股份的加權平均數(攤薄)

		2005 Number of Shares 股份數目	2004 Number of Shares 股份數目
Weighted average number of ordinary shares at 31st December	於12月31日普通股份的加權平均數	**1,502,313,852**	1,479,171,460
Effect of deemed issue of ordinary shares under the Bank's share option scheme for nil consideration	假設按認股權計劃發行但不計價款的普通股份之影響	**4,015,075**	7,072,335
Weighted average number of ordinary shares (diluted) at 31st December	於12月31日普通股份的加權平均數(攤薄)	**1,506,328,927**	1,486,243,795

17. DIRECTORS' REMUNERATION 董事酬金

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

根據香港《公司條例》第161條規定公布董事酬金如下：

		Directors' fees 袍金 HK$'000 港幣千元	Salaries, allowances and benefits in kind 薪金、津貼及實物收益 HK$'000 港幣千元	Discretionary bonuses 酌情花紅 HK$'000 港幣千元	Share option 認股權 HK$'000 港幣千元	Retirement scheme contributions 退休計劃供款 HK$'000 港幣千元	2005 Total 總額 HK$'000 港幣千元
Chairman and Chief Executive	**主席兼行政總裁**						
Dr. The Hon. Sir David LI Kwok-po	李國寶爵士	210	7,216	14,632	941	666	23,665
Executive Directors	**執行董事**						
Mr. Joseph PANG Yuk-wing	彭玉榮先生	100	3,092	3,763	850	285	8,090
Mr. CHAN Kay-cheung	陳棋昌先生	100	3,092	3,763	850	285	8,090
Non-executive Directors	**非執行董事**						
Dr. LI Fook-wo	李福和博士	110	-	-	-	-	110
Dr. The Hon. Simon LI Fook-sean	李福善博士	130	-	-	-	-	130
Mr. Aubrey LI Kwok-sing	李國星先生	120	-	-	-	-	120
Dr. William MONG Man-wai	蒙民偉博士	100	-	-	-	-	100
Tan Sri Dr. KHOO Kay-peng	丹斯里邱繼炳博士	100	-	-	-	-	100
Mr. Richard LI Tzar-kai	李澤楷先生	100	-	-	-	-	100
Independent Non-executive Directors	**獨立非執行董事**						
Mr. WONG Chung-hin	黃頌顯先生	110	-	-	-	-	110
Dr. LEE Shau-kee	李兆基博士	110	-	-	-	-	110
Dr. Allan WONG Chi-yun	黃子欣博士	140	-	-	-	-	140
Mr. Winston LO Yau-lai	羅友禮先生	130	-	-	-	-	130
Mr. Thomas KWOK Ping-kwong	郭炳江先生	120	-	-	-	-	120
Mr. TAN Man-kou	陳文裘先生	110	-	-	-	-	110
Mr. Kenneth LO Chin-ming	駱錦明先生	73	-	-	-	-	73
		1,863	13,400	22,158	2,641	1,236	41,298

		Directors' fees 袍金 HK$'000 港幣千元	Salaries, allowances and benefits in kind 薪金、津貼及實物收益 HK$'000 港幣千元	Discretionary bonuses 酌情花紅 HK$'000 港幣千元	Share option 認股權 HK$'000 港幣千元	Retirement scheme contributions 退休計劃供款 HK$'000 港幣千元	2004 Total (restated) 總額（重報） HK$'000 港幣千元
Chairman and Chief Executive	**主席兼行政總裁**						
Dr. The Hon. Sir David LI Kwok-po	李國寶爵士	200	7,000	15,079	1,531	646	24,456
Executive Directors	**執行董事**						
Mr. Joseph PANG Yuk-wing	彭玉榮先生	100	3,000	3,877	1,607	277	8,861
Mr. CHAN Kay-cheung	陳棋昌先生	100	3,000	3,877	1,393	277	8,647
Non-executive Directors	**非執行董事**						
Dr. LI Fook-wo	李福和博士	100	-	-	-	-	100
Dr. The Hon. Simon LI Fook-sean	李福善博士	110	-	-	-	-	110
Mr. Aubrey LI Kwok-sing	李國星先生	110	-	-	-	-	110
Dr. William MONG Man-wai	蒙民偉博士	100	-	-	-	-	100
Tan Sri Dr. KHOO Kay-peng	丹斯里邱繼炳博士	100	-	-	-	-	100
Mr. Richard LI Tzar-kai	李澤楷先生	100	-	-	-	-	100
Independent Non-executive Directors	**獨立非執行董事**						
Mr. WONG Chung-hin	黃頌顯先生	110	-	-	-	-	110
Dr. LEE Shau-kee	李兆基博士	100	-	-	-	-	100
Dr. Allan WONG Chi-yun	黃子欣博士	130	-	-	-	-	130
Mr. Winston LO Yau-lai	羅友禮先生	130	-	-	-	-	130
Mr. Thomas KWOK Ping-kwong	郭炳江先生	120	-	-	-	-	120
Mr. TAN Man-kou	陳文裘先生	9	-	-	-	-	9
		1,619	13,000	22,833	4,531	1,200	43,183

Included in the above remuneration, share options were granted to Executive Directors under the Bank's Staff Share Option Schemes. The details of these benefits in kind are disclosed under the paragraph "Information on Share Options" in the Report of the Directors and Note 36.

上述酬金包括執行董事根據本銀行的僱員認股計劃獲授予認股權。有關此等實物收益的詳情載於董事會報告書的「認股權資料」及賬項附註36內。

18.FIVE TOP-PAID EMPLOYEES 5名薪酬最高的僱員

		2005 HK$'000 港幣千元	2004 HK$'000 港幣千元
Salaries and other emoluments	薪金及其他酬金	**16,776**	16,275
Performance-related bonuses	表現獎勵花紅	**25,859**	26,596
Share option	認股權	**4,871**	8,876
Pension contribution	退休金供款	**1,547**	1,502
		49,053	53,249

The remuneration of the five top-paid employees is within the following bands:

5名薪酬最高的僱員的金額範圍如下：

HK$港幣	2005 Number of Employees 僱員人數	2004 Number of Employees 僱員人數
4,500,001 – 5,000,000	**1**	–
5,000,001 – 5,500,000	**1**	–
5,500,001 – 6,000,000	**–**	2
8,000,001 – 8,500,000	**2**	–
8,500,001 – 9,000,000	**–**	2
23,500,001 – 24,000,000	**1**	–
24,000,001 – 24,500,000	**–**	1

Included in the emoluments of the five top-paid employees were the emoluments of 3 (2004: 3) Directors. Their respective directors' emoluments have been included in Note 17 above.

5名薪酬最高的僱員中包括3位（2004年：3位）董事。他們的薪酬已包括於上述附註17。

19.SEGMENT REPORTING 分部報告

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

本集團就其業務及地區的分部編製分部資料。由於業務分部較切合本集團內部財務資料的匯報形式，故此採用此業務分部資料為基本報告形式。

(a) Business Segments

The Group comprises the following main business segments:

Personal banking business includes branch operations, personal internet banking, consumer finance, property loans and credit card business.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate Internet banking.

Investment banking business includes treasury operations, securities broking and dealing, provision of internet security trading services.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business, property-related business and wealth management business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

(a) 業務分部

本集團經營以下主要業務分部：

個人銀行業務包括分行營運、個人電子網絡銀行服務、消費性貸款、按揭貸款及信用卡業務。

企業銀行業務包括企業借貸及銀團貸款、資產融資、商業貸款、中小型企業貸款、證券業務貸款、信託服務、強制性公積金業務及企業電子網絡銀行服務。

投資銀行業務包括財資運作、股票經紀及買賣、提供網上證券買賣服務。

企業服務包括公司秘書服務、證券登記及商業服務，及離岸企業及信託服務。

其他業務包括銀行保險、保險業務、與地產有關的業務及財富管理業務。

未分類的業務項目主要包括中央管理層、銀行行址，以及其他未能合理分配予特定業務分部的業務活動。

		2005							
		Personal Banking 個人銀行 HK$'000 港幣千元	Corporate Banking 企業銀行 HK$'000 港幣千元	Investment Banking 投資銀行 HK$'000 港幣千元	Corporate Services 企業服務 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**								
Net interest income	淨利息收入	1,619,382	1,969,027	165,149	173	7,677	(1,150)	-	3,760,258
Other operating income from external customers	源自外界客戶的其他經營收入	430,755	204,770	923,121	479,230	133,113	21,291	-	2,192,280
Inter-segment income	分部間之交易收入	-	-	-	-	-	125,431	(125,431)	-
Total operating income	經營收入總額	2,050,137	2,173,797	1,088,270	479,403	140,790	145,572	(125,431)	5,952,538
Operating expenses	經營支出	(1,337,155)	(668,203)	(298,419)	(282,637)	(194,173)	(207,460)	-	(2,988,047)
Inter-segment expenses	分部間之交易	(105,237)	(12,968)	(5,193)	-	(2,033)	-	125,431	-
Operating profit before impairment losses	未扣除減值損失之經營溢利	607,745	1,492,626	784,658	196,766	(55,416)	(61,888)	-	2,964,491
Impairment losses on loans and advances	貸款減值損失	24,460	(168,519)	3,021	(5,449)	5,002	-	-	(141,485)
Impairment loss on bank premises	銀行行址減值損失	-	-	-	-	-	(210,140)	-	(210,140)
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	可供出售金融資產，持至到期投資及聯營公司減值損失	-	(7,358)	(33,230)	-	(194)	389	-	(40,393)
		632,205	1,316,749	754,449	191,317	(50,608)	(271,639)	-	2,572,473
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	出售固定資產，可供出售金融資產，持至到期投資及附屬公司／聯營公司之淨溢利	-	-	6,354	-	591	365,473	-	372,418
Revaluation surplus on investment properties	投資物業的重估盈餘	-	-	-	-	234,221	-	-	234,221
Share of profits less losses of associates	應佔聯營公司溢利減虧損	769	33,588	3,125	-	(5,259)	1,508	-	33,731
Profit before taxation	除稅前溢利	632,974	1,350,337	763,928	191,317	178,945	95,342	-	3,212,843
Income tax	所得稅	(87,464)	(182,185)	(105,264)	(26,465)	(25,484)	-	-	(426,862)
Profit after taxation	除稅後溢利	545,510	1,168,152	658,664	164,852	153,461	95,342	-	2,785,981
Attributable to:	可歸屬於：								
Equity holders of the Group	本集團股東	545,510	1,168,152	658,664	126,866	154,191	95,342	-	2,748,725
Minority interests	少數股東權益	-	-	-	37,986	(730)	-	-	37,256
Profit after taxation	除稅後溢利	545,510	1,168,152	658,664	164,852	153,461	95,342	-	2,785,981
Depreciation for the year	年度內折舊	(89,521)	(47,388)	(19,953)	(20,029)	(7,119)	(74,553)	-	(258,563)
Segment assets	分部資產	52,593,807	89,583,033	83,765,287	743,249	2,237,015	710,657	-	229,633,048
Investments in associates	聯營公司投資	38,313	346,355	75,266	-	306,794	1,852	-	768,580
Unallocated assets	未分類資產	-	-	-	-	-	8,397,854	-	8,397,854
Total assets	資產總額	52,632,120	89,929,388	83,840,553	743,249	2,543,809	9,110,363	-	238,799,482
Segment liabilities	分部負債	117,038,288	58,864,730	20,425,447	53,831	1,686,814	-	-	198,069,110
Unallocated liabilities	未分類負債	-	-	-	-	-	7,777,064	-	7,777,064
Loan capital	借貸資本	-	-	-	-	-	8,548,780	-	8,548,780
Total liabilities	負債總額	117,038,288	58,864,730	20,425,447	53,831	1,686,814	16,325,844	-	214,394,954
Capital expenditure incurred during the year	年度內資本開支	101,932	119,187	161,709	63,846	12,681	195,388	-	654,743

19. SEGMENT REPORTING (continued) 分部報告（續）

(a) Business Segments (continued)　(a) 業務分部（續）

2004 Restated 重報

		Personal Banking 個人銀行 HK$'000 港幣千元	Corporate Banking 企業銀行 HK$'000 港幣千元	Investment Banking 投資銀行 HK$'000 港幣千元	Corporate Services 企業服務 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**								
Net interest income	淨利息收入	1,787,802	1,321,426	484,410	(2,959)	23,201	110	-	3,613,990
Other operating income from external customers	源自外界客戶的其他經營收入	463,579	285,081	520,786	387,894	204,070	20,465	-	1,881,875
Inter-segment income	分部間之交易收入	-	-	-	-	-	104,651	(104,651)	-
Total operating income	經營收入總額	2,251,381	1,606,507	1,005,196	384,935	227,271	125,226	(104,651)	5,495,865
Operating expenses	經營支出	(1,232,130)	(636,103)	(267,060)	(247,913)	(157,377)	(221,597)	-	(2,762,180)
Inter-segment expenses	分部間之交易	(92,223)	(8,271)	(3,847)	-	(310)	-	104,651	-
Operating profit before provisions	未扣除準備的經營溢利	927,028	962,133	734,289	137,022	69,584	(96,371)	-	2,733,685
Charge for bad and doubtful debts	壞賬及呆賬支出	(84,263)	(205,935)	(168)	(9,033)	26,592	-	-	(272,807)
Write back on impairment loss on bank premises	銀行行址減值損失回撥	-	-	-	-	-	18,538	-	18,538
Provision on held-to-maturity debt securities, investment securities and associates	持至到期債務證券、投資證券及聯營公司的準備金調撥	-	(15,768)	6,067	-	-	(8,881)	-	(18,582)
		842,765	740,430	740,188	127,989	96,176	(86,714)	-	2,460,834
Profit on sale of fixed assets and investment securities	出售固定資產及投資證券之淨溢利	-	(5)	13,763	-	-	15,239	-	28,997
Revaluation surplus on investment properties	投資物業的重估盈餘	-	-	-	-	227,941	-	-	227,941
Share of profits less losses of associates	應佔聯營公司溢利減虧損	1,424	13,955	30,271	-	23,590	(245)	-	68,995
Profit/(loss) before taxation	除稅前溢利／(虧損)	844,189	754,380	784,222	127,989	347,707	(71,720)	-	2,786,767
Income tax	所得稅	(125,157)	(109,994)	(111,983)	(19,016)	(48,141)	-	-	(414,291)
Profit/(loss) after taxation	除稅後溢利／(虧損)	719,032	644,386	672,239	108,973	299,566	(71,720)	-	2,372,476
Attributable to:	可歸屬於：								
Equity holders of the Group	本集團股東	719,032	644,386	672,239	84,206	299,566	(71,720)	-	2,347,709
Minority interests	少數股東權益	-	-	-	24,767	-	-	-	24,767
Profit/(loss) after taxation	除稅後溢利／(虧損)	719,032	644,386	672,239	108,973	299,566	(71,720)	-	2,372,476
Depreciation for the year	年度內折舊	(98,968)	(53,995)	(20,018)	(7,405)	(7,184)	(56,391)	-	(243,961)
Amortisation of goodwill	商譽攤銷	(30,538)	(31,701)	(40,040)	(39,626)	(1,970)	-	-	(143,875)
Segment assets	分部資產	48,448,340	71,741,124	77,018,778	1,645,556	1,507,253	704,842	-	201,065,893
Investments in associates	聯營公司投資	36,601	290,495	77,399	-	319,574	1,894	-	725,963
Unallocated assets	未分類資產	-	-	-	-	-	8,577,690	-	8,577,690
Total assets	資產總額	48,484,941	72,031,619	77,096,177	1,645,556	1,826,827	9,284,426	-	210,369,546
Segment liabilities	分部負債	106,071,387	57,671,069	14,045,540	52,344	1,129,967	-	-	178,970,307
Unallocated liabilities	未分類負債	-	-	-	-	-	5,269,321	-	5,269,321
Loan Capital	借貸資本	-	-	-	-	-	4,271,124	-	4,271,124
Total liabilities	負債總額	106,071,387	57,671,069	14,045,540	52,344	1,129,967	9,540,445	-	188,510,752
Write back of impairment loss credited to equity	回撥減值損失存入股東權益	-	-	-	-	-	12,839	-	12,839
Capital expenditure incurred during the year	年度內資本開支	53,613	74,870	88,472	228,523	28,576	1,432,127	-	1,906,181

(b) Geographical Segments

The information concerning geographical analysis has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branches of the Bank responsible for reporting the results or booking the assets.

(b) 地區分部

按地區分部之資料是根據附屬公司的主要業務所在地點，或就本銀行而言，則按負責報告業績或將資產入賬之分行地點予以劃分。

2005

		Hong Kong 香港 HK$'000 港幣千元	People's Republic of China 中華人民共和國 HK$'000 港幣千元	Other Asian Countries 其他亞洲國家 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**						
Total operating income	經營收入總額	**4,497,027**	**784,880**	**289,355**	**568,760**	**(187,484)**	**5,952,538**
Profit before taxation	除稅前溢利	**2,367,321**	**371,777**	**182,446**	**291,299**	**-**	**3,212,843**
Total assets	資產總額	**201,212,351**	**40,930,346**	**17,116,798**	**31,207,227**	**(51,667,240)**	**238,799,482**
Total liabilities	負債總額	**177,558,418**	**40,645,670**	**16,493,743**	**27,949,790**	**(48,252,667)**	**214,394,954**
Contingent liabilities and commitments	或然負債及承擔	**35,229,638**	**5,421,444**	**4,427,718**	**4,126,700**	**-**	**49,205,500**
Capital expenditure during the year	年度內資本開支	**584,846**	**40,764**	**5,690**	**23,443**	**-**	**654,743**

2004 Restated 重報

		Hong Kong 香港 HK$'000 港幣千元	People's Republic of China 中華人民共和國 HK$'000 港幣千元	Other Asian Countries 其他亞洲國家 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**						
Total operating income	經營收入總額	4,504,742	528,168	209,545	523,386	(269,976)	5,495,865
Profit before taxation	除稅前溢利	2,361,690	179,046	76,111	169,920	-	2,786,767
Total assets	資產總額	178,475,184	28,172,241	17,442,983	31,149,607	(44,870,469)	210,369,546
Total liabilities	負債總額	157,287,819	28,117,952	17,267,817	28,092,475	(42,255,311)	188,510,752
Contingent liabilities and commitments	或然負債及承擔	33,548,424	3,508,652	4,199,197	3,029,858	-	44,286,131
Capital expenditure during the year	年度內資本開支	1,551,254	107,152	224,903	22,872	-	1,906,181

20.CASH AND BALANCES WITH BANKS AND OTHER FINANCIAL INSTITUTIONS 現金及在銀行和其他金融機構的結存

		The Group 集團		The Bank 銀行	
		2005	2004 Restated 重報	**2005**	2004 Restated 重報
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Cash in hand	現金	**549,715**	543,976	**532,653**	526,479
Balances with central banks	在中央銀行的結存	**379,905**	338,046	**337,643**	298,331
Balances with banks and other financial institutions	在銀行和其他金融機構的結存	**3,595,967**	2,773,571	**3,506,119**	2,635,646
		4,525,587	3,655,593	**4,376,415**	3,460,456

21.PLACEMENTS WITH BANKS AND OTHER FINANCIAL INSTITUTIONS 在銀行及其他金融機構的存款

		The Group 集團		The Bank 銀行	
		2005	2004 Restated 重報	**2005**	2004 Restated 重報
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Placements with banks and authorised institutions	在銀行及認可金融機構的存款	**43,560,999**	40,917,291	**43,266,358**	40,727,238
Placements with other financial institutions	在其他金融機構的存款	**1,786,256**	1,166,115	**1,786,256**	1,166,115
		45,347,255	42,083,406	**45,052,614**	41,893,353
Maturing	到期期限				
– within one month	–1個月內	**40,638,370**	32,251,148	**40,409,405**	32,068,851
– between one month and one year	–1個月至1年內	**4,708,885**	9,832,258	**4,643,209**	9,824,502
		45,347,255	42,083,406	**45,052,614**	41,893,353

22.TRADE BILLS 貿易票據

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Gross trade bills	貿易票據總額	**612,630**	1,401,233	**612,630**	1,400,579
Impairment allowances	減值準備				
– collectively assessed	–整體評估	**(43)**	–	**(43)**	–
General provision for bad and doubtful debts	一般壞賬及呆賬準備	**–**	(1,095)	**–**	(1,095)
		612,587	1,400,138	**612,587**	1,399,484

Movement of impairment loss allowances for 2005　　2005年減值損失準備的變動

		The Group 集團		The Bank 銀行	
		Individual 個別	Collective 整體	**Individual 個別**	Collective 整體
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
At 1st January	於1月1日				
– As previously reported	–如前匯報	**–**	1,095	**–**	1,095
– Adjustments arising from change in accounting policies	–因會計政策變更產生的調整	**–**	(596)	**–**	(596)
– As restated	–已重報	**–**	499	**–**	499
New provisions charged to profit and loss account (Note 11)	記入損益賬的新準備（附註11）	**–**	67	**–**	67
Provisions released back to profit and loss account (Note 11)	撥回損益賬的準備（附註11）	**(21)**	(513)	**(21)**	(513)
Amounts written off	撇銷額	**–**	–	**–**	–
Recoveries (Note 11)	收回額（附註11）	**21**	–	**21**	–
Exchange adjustments	匯兑調整	**–**	(10)	**–**	(10)
At 31st December	於12月31日	**–**	43	**–**	43

22. TRADE BILLS (continued) 貿易票據（續）

Movement of provisions for bad and doubtful debts for 2004 2004年壞賬及呆賬準備的變動

		The Group 集團		The Bank 銀行	
		Specific 特殊	General 一般	**Specific 特殊**	General 一般
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
At 1st January	於1月1日	**–**	1,283	**–**	1,283
New provisions charged to profit and loss account (Note 11)	記入損益賬的新準備（附註11）	**679**	1,528	**679**	1,528
Provisions released back to profit and loss account (Note 11)	撥回損益賬的準備（附註11）	**(125)**	(1,738)	**(125)**	(1,738)
Amounts written off	撇銷額	**(679)**	–	**(679)**	–
Recoveries (Note 11)	收回額（附註11）	**125**	–	**125**	–
Exchange adjustments	匯兑調整	**–**	22	**–**	22
At 31st December	於12月31日	**–**	1,095	**–**	1,095

23. TRADING ASSETS 交易用途資產

		The Group 集團		The Bank 銀行	
		2005	2004 Restated 重報	**2005**	2004 Restated 重報
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Treasury bills (including Exchange Fund Bills)	國庫債券(包括外匯基金票據)	**1,494,650**	1,199,803	**1,494,650**	1,199,803
Debt securities	債務證券	**165,683**	195,029	**165,683**	195,029
Equity shares	股份	**601,139**	299,684	**584,941**	284,583
Trust funds	信託基金	**245,682**	240,686	**245,682**	240,686
Trading securities	交易用途證券	**2,507,154**	1,935,202	**2,490,956**	1,920,101
Positive fair values of derivatives (Note 42(b))	衍生工具的正公平值(附註42(b))	**738,425**	348,223	**736,650**	348,223
		3,245,579	2,283,425	**3,227,606**	2,268,324
Issued by:	發行機構:				
Central governments and central banks	中央政府和中央銀行	**1,494,650**	1,206,153	**1,494,650**	1,206,153
Public sector entities	公營機構	**165,684**	188,678	**165,684**	188,678
Banks and other financial institutions	銀行及其他金融機構	**435,494**	266,088	**433,970**	264,529
Corporate entities	企業	**411,326**	274,283	**396,652**	260,741
		2,507,154	1,935,202	**2,490,956**	1,920,101
By place of listing:	按上市地區:				
Listed in Hong Kong	在香港上市	**494,508**	265,755	**478,310**	250,905
Listed outside Hong Kong	在香港以外地區上市	**144,233**	86,281	**144,233**	86,030
		638,741	352,036	**622,543**	336,935
Unlisted	非上市	**1,868,413**	1,583,166	**1,868,413**	1,583,166
		2,507,154	1,935,202	**2,490,956**	1,920,101

24. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS
指定為通過損益以反映公平價值的金融資產

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Certificates of deposit held	持有的存款證	**94,290**	–	**94,290**	–
Debt securities	債務證券	**10,053,081**	–	**10,023,643**	–
Equity shares	股份	**10,336**	–	**–**	–
		10,157,707	–	**10,117,933**	–
Issued by:	發行機構：				
Central governments and central banks	中央政府和中央銀行	**46,409**	–	**46,409**	–
Public sector entities	公營機構	**172,022**	–	**172,022**	–
Banks and other financial institutions	銀行及其他金融機構	**1,264,079**	–	**1,242,911**	–
Corporate entities	企業實體	**8,668,041**	–	**8,656,591**	–
Other entities	其他實體	**7,156**	–	**–**	–
		10,157,707	–	**10,117,933**	–
By place of listing:	按上市地區：				
Listed in Hong Kong	在香港上市	**1,773,428**	–	**1,763,152**	–
Listed outside Hong Kong	在香港以外地區上市	**1,931,168**	–	**1,905,442**	–
		3,704,596	–	**3,668,594**	–
Unlisted	非上市	**6,453,111**	–	**6,449,339**	–
		10,157,707	–	**10,117,933**	–

Following the adoption of HKAS 39 in 2005, certain financial assets and financial liabilities were re-designated as financial assets/liabilities through profit or loss on 1st January, 2005. There was no such re-designation in 2004 as retrospective application of HKAS 39 is not permitted.

由2005年起因採納《香港會計準則》第39號，於2005年1月1日，若干金融資產及金融負債被重新指定為通過損益以反映公平價值的金融資產／負債。由於《香港會計準則》第39號禁止追溯應用，因此並未重定2004年的數字。

The carrying amount of financial assets designated at fair value through profit or loss as at 1st January 2005 was HK$8,625,856,000 and these assets were classified as follows at 31st December, 2004:

於2005年1月1日，指定為通過損益以反映公平價值的金融資產之賬面值為港幣8,625,856,000元，及於2004年12月31日該等資產的分類如下：

		HK$'000 港幣千元
Classified as	分類為：	
Held-to-maturity debt securities	持至到期債務證券	3,770,278
Other investments in securities	其他證券投資	4,784,168
Investment securities	投資證券	71,410
Carrying amount at 31st December, 2004	於2004年12月31日之賬面值	8,625,856

25. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS 客戶貸款及其他賬項

(a) Advances to Customers and Other Accounts　　(a) 客戶貸款及其他賬項

			The Group 集團		The Bank 銀行	
			2005	2004 Restated 重報	**2005**	2004 Restated 重報
			HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
(i)	Advances to customers	客戶貸款	**138,743,747**	117,258,753	**133,316,623**	112,769,755
	Less: Impairment allowances	減：減值準備				
	– Individual	–個別	**(295,575)**	–	**(204,122)**	–
	– Collective	–整體	**(478,995)**	–	**(471,854)**	–
	Less: Provisions for bad and doubtful debts	減：壞賬及呆賬準備				
	– Specific	–特殊	**–**	(310,309)	**–**	(217,143)
	– General	–一般	**–**	(1,320,850)	**–**	(1,273,183)
			137,969,177	115,627,594	**132,640,647**	111,279,429
(ii)	Other accounts	其他賬項				
	Advances to banks and other financial institutions	銀行及其他金融機構貸款	**2,424,120**	2,114,655	**2,424,120**	2,114,655
	Notes and bonds	債券	**387,934**	–	**383,435**	–
	Certificates of deposits	存款證	**38,775**	–	**38,775**	–
	Accrued interest	應計利息	**985,567**	1,054,632	**938,165**	1,019,140
	Less: Suspended interest	減：懸欠利息	**–**	(319,779)	**–**	(319,520)
	Other accounts	其他賬項	**3,069,729**	4,175,485	**2,855,923**	4,023,450
			6,906,125	7,024,993	**6,640,418**	6,837,725
	Less: Impairment allowances	減：減值準備				
	– Individual	–個別	**(28,570)**	–	**–**	–
	– Collective	–整體	**(9,943)**	–	**–**	–
	Less: Provisions for bad and doubtful debts	減：壞賬及呆賬準備				
	– Specific	–特殊	**–**	(32,011)	**–**	–
	– General	–一般	**–**	(19,146)	**–**	(4,143)
			6,867,612	6,973,836	**6,640,418**	6,833,582
			144,836,789	122,601,430	**139,281,065**	118,113,011

25. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS (continued) 客戶貸款及其他賬項(續)

(b) Impairment allowances against Advances and Other Accounts for 2005 (b) 2005年貸款及其他賬項之減值準備

The Group 集團

		Advances to customers 客戶貸款		Other Accounts 其他賬項		Total 總額	
		Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元
At 1st January	於1月1日						
– As previously reported as provision for bad and doubtful debts	一如前匯報為壞賬及呆賬準備	310,309	1,320,850	32,011	19,146	342,320	1,339,996
– Adjustments arising from change in accounting policies	一因會計政策變更產生之調整	(20,677)	(717,052)	–	(5,852)	(20,677)	(722,904)
– As restated	一已重報	289,632	603,798	32,011	13,294	321,643	617,092
New provisions charged to profit and loss account (Note 11)	記入損益賬的新準備(附註11)	520,369	138,201	10,225	5,029	530,594	143,230
Net provisions released back to profit and loss account (Note 11)	撥回損益賬的準備淨額(附註11)	(307,155)	(206,888)	(6,045)	(7,031)	(313,200)	(213,919)
Amounts written off	撇銷額	(370,884)	(54,540)	(7,672)	–	(378,556)	(54,540)
Recoveries (Note 11)	收回額(附註11)	176,052	111	67	–	176,119	111
Unwind of discount on loan impairment losses (Note 4 & Note 11)	貸款減值損失的折扣轉回(附註4及附註11)	(4,753)	–	–	–	(4,753)	–
Other movements	其他變動	32	4	–	(1,298)	32	(1,294)
Exchange adjustments	匯兌調整	(7,718)	(1,691)	(16)	(51)	(7,734)	(1,742)
At 31st December	於12月31日	295,575	478,995	28,570	9,943	324,145	488,938

The Bank 銀行

		Advances to customers 客戶貸款		Other Accounts 其他賬項		Total 總額	
		Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元
At 1st January	於1月1日						
– As previously reported as provision for bad and doubtful debts	一如前匯報為壞賬及呆賬準備	217,143	1,273,183	–	4,143	217,143	1,277,326
– Adjustments arising from change in accounting policies	一因會計政策變更產生之調整	(24,499)	(677,560)	–	(2,845)	(24,499)	(680,405)
– As restated	一已重報	192,644	595,623	–	1,298	192,644	596,921
New provisions charged to profit and loss account	記入損益賬的新準備	517,005	136,570	–	–	517,005	136,570
Net provisions released back to profit and loss account	撥回損益賬的準備淨額	(299,605)	(204,157)	–	–	(299,605)	(204,157)
Amounts written off	撇銷額	(368,727)	(54,540)	–	–	(368,727)	(54,540)
Recoveries	收回額	175,257	111	–	–	175,257	111
Unwind of discount on loan impairment losses	貸款減值損失的折扣轉回	(4,702)	–	–	–	(4,702)	–
Other movements	其他變動	32	4	–	(1,298)	32	(1,294)
Exchange adjustments	匯兌調整	(7,782)	(1,757)	–	–	(7,782)	(1,757)
At 31st December	於12月31日	204,122	471,854	–	–	204,122	471,854

(b) Provisions against Advances and Other Accounts for 2004

(b) 2004年貸款及其他賬項準備

The Group 集團

		Advances to customers 客戶貸款		Other Accounts 其他賬項		Total 總額	
		Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元
At 1st January	於1月1日	346,397	1,249,829	34,003	9,721	380,400	1,259,550
New provisions charged to profit and loss account (Note 11)	記入損益賬的新準備（附註11）	404,057	143,867	5,800	16,787	409,857	160,654
Net provisions released back to profit and loss account (Note 11)	撥回損益賬的準備淨額（附註11）	(202,763)	(83,296)	(4,636)	(7,353)	(207,399)	(90,649)
Amounts written off	撇銷額	(414,872)	(387)	(5,710)	(87)	(420,582)	(474)
Recoveries (Note 11)	收回額（附註11）	169,835	210	492	–	170,327	210
Additions through acquisition of subsidiaries	經收購附屬公司的增置	–	–	2,062	–	2,062	–
Other movements	其他變動	1,417	3,503	–	–	1,417	3,503
Exchange adjustments	匯兑調整	6,238	7,124	–	78	6,238	7,202
At 31st December	於12月31日	310,309	1,320,850	32,011	19,146	342,320	1,339,996

The Bank 銀行

		Advances to customers 客戶貸款		Other Accounts 其他賬項		Total 總額	
		Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元
At 1st January	於1月1日	238,978	1,208,327	–	1,303	238,978	1,209,630
New provisions charged to profit and loss account	記入損益賬的新準備	398,141	138,037	203	3,333	398,344	141,370
Net provisions released back to profit and loss account	撥回損益賬的準備淨額	(176,858)	(82,132)	–	(442)	(176,858)	(82,574)
Amounts written off	撇銷額	(408,922)	(388)	(203)	(51)	(409,125)	(439)
Recoveries	收回額	158,542	210	–	–	158,542	210
Other movements	其他變動	1,417	3,503	–	–	1,417	3,503
Exchange adjustments	匯兑調整	5,845	5,626	–	–	5,845	5,626
At 31st December	於12月31日	217,143	1,273,183	–	4,143	217,143	1,277,326

25. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS (continued) 客戶貸款及其他賬項（續）

(c) Advances to customers – by industry sectors

The analysis of gross advances to customers by industry sector is based on the categories and definitions used by the Hong Kong Monetary Authority.

(c) 客戶貸款－按行業分類

客戶貸款總額的行業分類是按香港金融管理局所採用的類別和定義。

		2005 HK$'000 港幣千元	2004 HK$'000 港幣千元
The Group	**集團**		
Loans for use in Hong Kong Industrial, commercial and financial	在香港使用的貸款 工商金融		
– Property development	－物業發展	**5,870,869**	4,398,093
– Property investment	－物業投資	**19,316,009**	14,536,729
– Financial concerns	－金融企業	**1,867,677**	1,507,153
– Stockbrokers	－股票經紀	**204,725**	277,903
– Wholesale and retail trade	－批發與零售業	**1,399,776**	1,569,771
– Manufacturing	－製造業	**1,744,187**	1,822,971
– Transport and transport equipment	－運輸與運輸設備	**4,132,657**	4,507,233
– Others	－其他	**6,294,634**	6,032,368
– Sub-total	－小計	**40,830,534**	34,652,221
Individuals	個人		
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	－購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇的貸款	**1,320,946**	1,522,173
– Loans for the purchase of other residential properties	－購買其他住宅物業的貸款	**37,188,222**	34,928,247
– Credit card advances	－信用卡貸款	**1,769,653**	1,649,200
– Others	－其他	**3,571,901**	3,230,750
– Sub-total	－小計	**43,850,722**	41,330,370
Total loans for use in Hong Kong	在香港使用的貸款總額	**84,681,256**	75,982,591
Trade finance	貿易融資	**3,753,789**	4,092,162
Loans for use outside Hong Kong	在香港以外使用的貸款	**50,308,702**	37,184,000
Total advances to customers	客戶貸款總額	**138,743,747**	117,258,753

(d) Impaired/Non-performing advances to customers

(d) 減值／不履行客戶貸款

		The Group 集團		The Bank 銀行	
		2005	2004 Restated 重報	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Gross impaired advances to customers*	減值客戶貸款總額*	1,434,979	–	1,265,629	–
Individual impairment allowances	個別減值準備	295,575	–	204,122	–
Gross non-performing advances to customers	不履行客戶貸款總額	–	1,549,032	–	1,360,524
Specific provisions	特殊準備	–	299,790	–	206,624
Suspended interest **	懸欠利息**	–	380,129	–	379,871
As percentage of total advances to customers	佔客戶貸款總額之百分比	1.03%	1.32%	0.95%	1.21%

* Included in gross impaired advances to customers is HK$167,350,000 (2004: HK$183,600,000) in relation to loans to property development projects. Excluding these items, gross impaired advances to customers would be 0.91% (2004: 1.35%) of total advances to customers.

* 於減值客戶貸款總額中，包括有關物業發展項目貸款港幣167,350,000元(2004年：港幣183,600,000元)。如不計算此項目，減值客戶貸款總額佔客戶貸款總額之比率為0.91%(2004年：1.35%)。

** Inclusive of interest capitalised

** 包括已資本化的利息

Impaired loans and advances are individually assessed loans with objective evidence of impairment on an individual basis.

減值貸款是個別出現客觀減值證據而須個別評估的貸款。

Non-performing advances to customers were advances on which interest was being placed in suspense or on which interest accrual has ceased.

不履行貸款即其利息撥入懸欠利息賬項或已停止累計利息的貸款。

There were no impaired advances to banks and other financial institutions as at 31st December, 2005 nor advances on which interest was being placed in suspense or on which interest accrual had ceased as at 31st December, 2004, nor were there any individual impairment allowances/specific provisions made for them on these two dates.

於2005年12月31日，本集團貸予銀行及其他金融機構的款項中並無減值貸款，及於2004年12月31日本集團貸予銀行及其他金融機構的款項中，並無利息撥入利息懸欠賬目或已停止累計利息的貸款，亦無就該等貸款提撥個別減值準備／特殊準備。

25. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS (continued) 客戶貸款及其他賬項（續）

(e) Advances to Customers – Net investment in Finance Leases

Advances to customers include net investment in equipment leased under finance leases. The total minimum lease payments receivable under finance leases and their present values at the year end are as follows:

(e) 客戶貸款 － 融資租賃的淨投資額

客戶貸款包括以融資租賃形式租出的設備。根據融資租賃應收的最低租賃付款總額，及其現值如下：

The Group and The Bank 集團及銀行

		2005 Present value of the minimum lease payments 最低租賃付款現值 HK$'000 港幣千元	2005 Interest income relating to future periods 相關未來利息收入 HK$'000 港幣千元	2005 Total minimum lease payments 最低租賃付款總額 HK$'000 港幣千元	2004 Present value of the minimum lease payments 最低租賃付款現值 HK$'000 港幣千元	2004 Interest income relating to future periods 相關未來利息收入 HK$'000 港幣千元	2004 Total minimum lease payments 最低租賃付款總額 HK$'000 港幣千元
Amounts receivable:	應收賬款：						
Within one year	1年以內	**909,490**	**212,620**	**1,122,110**	815,401	111,436	926,837
After one year but within five years	1年以後至5年內	**1,242,323**	**500,010**	**1,742,333**	1,262,417	217,594	1,480,011
After five years	5年以後	**1,918,878**	**810,971**	**2,729,849**	1,813,039	276,970	2,090,009
		4,070,691	**1,523,601**	**5,594,292**	3,890,857	606,000	4,496,857
Impairment allowance		**(9,222)**			-		
Less: Provisions for bad and doubtful debts	減：壞賬及呆賬準備	**-**			(3,846)		
Net investment in finance leases	融資租賃的淨投資額	**4,061,469**			3,887,011		

The net investment in finance leases is carried on the balance sheet as a receivable. No accrual is made for the interest income relating to future periods.

融資租賃的淨投資額被視作應收賬計入資產負債表，但並無累計未來相關的利息收入。

26. AVAILABLE-FOR-SALE FINANCIAL ASSETS 可供出售金融資產

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Treasury bills (including Exchange Fund Bills)	國庫債券（包括外匯基金票據）	**3,083,677**	–	**3,083,678**	–
Certificates of deposit held	持有存款證	**1,114,810**	–	**1,105,961**	–
Debt securities	債務證券	**2,956,664**	–	**2,490,953**	–
Equity shares	股份	**1,028,231**	–	**916,186**	–
Trust Fund	信託基金	**215,739**	–	**107,224**	–
		8,399,121	–	**7,704,002**	–
Issued by:	發行機構：				
Central governments and central banks	中央政府和中央銀行	**4,407,841**	–	**4,368,175**	–
Public sector entities	公營機構	**472,573**	–	**419,220**	–
Banks and other financial institutions	銀行及其他金融機構	**1,911,991**	–	**1,821,839**	–
Corporate entities	企業實體	**1,390,960**	–	**987,544**	–
Other entities	其他實體	**215,756**	–	**107,224**	–
		8,399,121	–	**7,704,002**	–
By place of listing:	按上市地區：				
Listed in Hong Kong	在香港上市	**379,450**	–	**209,461**	–
Listed outside Hong Kong	在香港以外地區上市	**1,592,390**	–	**1,196,938**	–
		1,971,840	–	**1,406,399**	–
Unlisted	非上市	**6,427,281**	–	**6,297,603**	–
		8,399,121	–	**7,704,002**	–

Following the adoption of HKAS 39 in 2005, financial assets with carrying amount of $3,920,162,000 at 1st January, 2005 were re-designated as available for sale. There was no such re-designation in 2004 as retrospective application of HKAS 39 is not permitted. These assets were classified as follows as at 31st December, 2004:

由2005年起因採納《香港會計準則》第39號，於2005年1月1日，賬面總值港幣3,920,162,000元的金融資產被重新分類為可供出售金融資產。由於《香港會計準則》第39號禁止追溯應用，因此並未重定2004年的數字。於2004年12月31日該等資產的分類如下：

		HK$'000 港幣千元
Classified as	分類為	
Investment securities	投資證券	145,398
Other investments in securities	其他證券投資	3,774,764
Carrying amount at 31st December, 2004	於2004年12月31日之賬面值	3,920,162

27. HELD-TO-MATURITY INVESTMENTS 持至到期投資

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Treasury bills (including Exchange Fund Bills)	國庫債券(包括外匯基金票據)	**45,193**	43,093	**37,474**	35,337
Certificates of deposit held	持有存款證	**1,324,571**	1,418,768	**910,014**	1,041,839
Debt securities	債務證券	**11,678,082**	16,102,687	**10,377,968**	15,323,763
		13,047,846	17,564,548	**11,325,456**	16,400,939
Less: Impairment allowance – individually assessed	減:減值準備 一個別評估	**(30,887)**	(6,603)	**(30,887)**	(6,603)
		13,016,959	17,557,945	**11,294,569**	16,394,336
Issued by:	發行機構:				
Central governments and central banks	中央政府和中央銀行	**7,728,378**	7,886,871	**7,716,808**	7,875,256
Public sector entities	公營機構	**720,820**	1,196,216	**515,465**	964,550
Banks and other financial institutions	銀行及其他金融機構	**3,329,907**	3,599,937	**2,274,617**	2,827,170
Corporate entities	企業實體	**1,215,681**	4,874,921	**787,679**	4,727,360
Other entities	其他實體	**22,173**	–	**–**	–
		13,016,959	17,557,945	**11,294,569**	16,394,336
By place of listing:	按上市地區:				
Listed in Hong Kong	在香港上市	**55,487**	518,281	**27,516**	497,682
Listed outside Hong Kong	在香港以外地區上市	**1,957,404**	2,919,372	**1,530,512**	2,734,412
		2,012,891	3,437,653	**1,558,028**	3,232,094
Unlisted	非上市	**11,004,068**	14,120,292	**9,736,541**	13,162,242
		13,016,959	17,557,945	**11,294,569**	16,394,336
Market value:	市值:				
Listed securities	上市證券	**2,003,701**	3,450,682	**1,551,806**	3,238,673
Unlisted securities	非上市證券	**10,828,860**	14,108,199	**9,542,096**	13,126,522
		12,832,561	17,558,881	**11,093,902**	16,365,195

Debt security intended to be held to maturity by the Group with an amortised cost of $4,700,000 (2004: Nil) were disposed of prior to maturity. The related loss recognised amounted to $630,000 (2004: Nil). Such disposal amounted to approximately 0.04% of total held-to-maturity investments (2004: Nil), was approved by the Asset and Liability Management Committee, and was generally made in response to evidence of a significant deterioration in the issuer's creditworthiness.

本集團已於到期前出售原先計劃持有至到期,並以攤銷成本入賬的債務證券總值港幣4,700,000元(2004年:無)。有關確認虧損為港幣630,000元(2004年:無)。此出售約佔持至到期投資總額0.04%,並獲資產及負債管理委員會核准,而出售普遍是因為有證據顯示發行機構的信貸可靠度已重大變壞。

28. INVESTMENTS IN SUBSIDIARIES 附屬公司投資

		The Bank 銀行	
		2005	2004
		HK$'000 港幣千元	HK$'000 港幣千元
Unlisted shares, at cost	上市股份(原值)	**2,291,079**	2,008,087
Less: impairment loss	減：減值損失	**(169,850)**	(169,850)
		2,121,229	1,838,237

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary.

以下摘要只包括對本集團的業績、資產或負債有重大影響的附屬公司。此等股份屬普通股份。

All of these are controlled subsidiaries as defined under Note 2(c)(i) and have been consolidated into the Group accounts.

所有公司正如附註2(c)(i)所闡述皆是受本集團控制的附屬公司及已包括在本集團的綜合賬項內。

Details of these companies are as follows:–

此等附屬公司的詳情如下：

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
Bank of East Asia (Trustees) Limited 東亞銀行(信託)有限公司	Hong Kong 香港	HK$港幣150,000,000元	100%		Trustee 信託服務
BEA Pacific Asia Limited	Hong Kong 香港	US$13,000,000美元		100%	Investment holding 投資控股
BEA Pacific (Vanuatu) Limited	Vanuatu 瓦努瓦圖	US$100,000美元	100%		Holding of a single outstanding deposit 持有一未提取存款
Blue Cross (Asia-Pacific) Insurance Limited 藍十字(亞太)保險有限公司	Hong Kong 香港	HK$港幣300,000,000元	100%		Insurance 保險
East Asia Asset Management Company Limited 東亞資產管理有限公司	Hong Kong 香港	HK$港幣10,000,000元	100%		Asset management 資產管理
East Asia Corporate Services (BVI) Limited	BVI 英屬處女群島	US$250,000美元		75.6%	Registered agent and trustee services 註冊代理及信託服務
East Asia Electronic Data Processing (Guangzhou) Limited (Note 1) 東亞電子資料處理(廣州)有限公司(附註1)	PRC 中華人民共和國	US$3,000,000美元		100%	Servicing 服務
East Asia Facility Management Limited 東亞設施管理有限公司	Hong Kong 香港	HK$港幣10,000元		100%	Facility management 設施管理

28. INVESTMENTS IN SUBSIDIARIES (continued) 附屬公司投資(續)

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
East Asia Financial Holding (BVI) Limited	BVI 英屬處女群島	US$1美元	100%		Issuer of subordinated notes 後償票據發行人
East Asia Financial Services (BVI) Ltd.	BVI 英屬處女群島	US$23,296,000美元	100%		Investment holding 投資控股
East Asia Futures Limited 東亞期貨有限公司	Hong Kong 香港	HK$港幣7,000,000元	100%		Futures and options trading 期貨及期權買賣
East Asia Holding Company, Inc.	U.S.A. 美國	US$5美元	100%		Bank holding company 銀行控股公司
East Asia Indonesian Holdings Limited	Seychelles 塞舌爾	US$100,000美元		100%	Investment holding 投資控股
East Asia Investment Holdings Limited 東亞投資控股有限公司	Hong Kong 香港	HK$港幣100,000,000元	100%		Securities trading 證券買賣
East Asia Investments Holdings (BVI) Ltd.	BVI 英屬處女群島	HK$港幣186,038,725元	100%		Investment holding 投資控股
East Asia Properties Holding Company Limited 東亞物業控股有限公司	Hong Kong 香港	HK$港幣10,000元	100%		Investment holding 投資控股
East Asia Properties Investment Company Limited 東亞物業投資有限公司	Hong Kong 香港	HK$港幣43,010,000元		100%	Property holding 物業持有
East Asia Properties (US), Inc.	U.S.A. 美國	US$5美元		100%	Property holding 物業持有
East Asia Property Agency Company Limited 東亞物業代理有限公司	Hong Kong 香港	HK$港幣1,000,000元	100%		Property agency 物業代理
East Asia Property Holdings (Jersey) Limited (Note 2) (附註2)	BVI 英屬處女群島	STG£ 9英鎊	100%		Property holding 物業持有
East Asia Secretaries (BVI) Limited	BVI 英屬處女群島	HK$港幣300,000,000元		75.6%	Investment holding 投資控股
East Asia Securities Company Limited 東亞證券有限公司	Hong Kong 香港	HK$港幣25,000,000元	100%		Securities broking 證券買賣

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
East Asia Strategic Holdings Limited	BVI 英屬處女群島	US$50,000,000美元	100%		Investment holding 投資控股
Golden Wings International Ltd.	BVI 英屬處女群島	US$10,000美元		100%	Property investment 物業投資
Leader One Limited	BVI 英屬處女群島	US$1美元	100%		Investment holding 投資控股
Secretaries Limited 秘書商業服務有限公司	Hong Kong 香港	HK$港幣2元		75.6%	Business, corporate and investor services 商務、企業及投資者服務
Strath Corporate Services Limited	Hong Kong 香港	HK$港幣2元		75.6%	Business and corporate services 商務及企業服務
Tengis Limited 登捷時有限公司	Hong Kong 香港	HK$港幣20元		75.6%	Business, corporate and investor services 商務、企業及投資者服務
The Bank of East Asia (BVI) Limited 東亞銀行(英屬處女群島)有限公司	BVI 英屬處女群島	US$1,000,000美元	100%		Banking services 銀行服務
The Bank of East Asia (Canada) 加拿大東亞銀行	Canada 加拿大	C$加幣38,000,000元	100%		Banking services 銀行服務
The Bank of East Asia (U.S.A.) N.A. 美國東亞銀行	U.S.A. 美國	US$4,500美元		100%	Banking 銀行
Tricor Holdings Limited	BVI 英屬處女群島	US$7,001美元		75.6%	Investment holding 投資控股
Tricor Services Limited 卓佳專業商務有限公司	Hong Kong 香港	HK$港幣2元		75.6%	Business, corporate and investor services 商務、企業及投資者服務
Tricor Holdings Pte. Ltd. (formerly Tricor Singapore Pte. Ltd.)	Singapore 新加坡	S$新加坡幣2元		75.6%	Investment holding 投資控股

Notes:

1. Represents a wholly foreign owned enterprise.
2. This company has re-domiciled from Jersey to BVI on 8th July, 2005.
3. BVI denotes the British Virgin Islands and PRC denotes the People's Republic of China.

附註：

1. 指一外資企業。
2. 於2005年7月8日，此公司已從澤西島遷冊至英屬處女群島。

29. INVESTMENTS IN ASSOCIATES 聯營公司投資

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Unlisted shares, at cost	非上市股份(原值)	**–**	–	**266,983**	333,018
Share of net assets	應佔淨資產	**793,132**	769,677	**–**	–
Goodwill	商譽	**70**	70	**–**	–
		793,202	769,747	**266,983**	333,018
Less: impairment loss	減:減值損失	**(24,622)**	(43,784)	**(147,380)**	(189,375)
		768,580	725,963	**119,603**	143,643

Loans to associates amounting to HK$99,545,000 (2004: HK$221,029,000) are included under advances to customers.

聯營公司貸款共港幣99,545,000元(2004年:221,029,000元)已包括在客戶貸款。

Share of associates' taxation for the year amounted to HK$11,726,000 (2004: write-back of HK$4,619,000)

年度內應佔聯營公司稅項為港幣11,726,000元(2004年:回撥港幣4,619,000元)

The following list contains only the particulars of associates, all of which are unlisted corporate entities, which principally affected the results or assets of the Group:

以下摘要只包括對本集團的業績或資產有重大影響的聯營公司,此等聯營公司均屬非上市公司。

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	% of ordinary shares held by The Bank 普通股本銀行所佔權益	% of ordinary shares held by The Group 普通股本集團所佔權益	Nature of business 業務性質
DaimlerChrysler Financial Services China Limited (formerly DaimlerChrysler Services China Limited) 奔馳財務中國有限公司	Hong Kong 香港		20%	Financing and leasing services 租賃及財務服務
DaimlerChrysler Financial Services Korea Limited (formerly DaimlerChrysler Services Korea Limited)	Republic of Korea 韓國		20%	Financial services 財務服務
East Asia GE Commercial Finance Limited 東亞通用金融有限公司	Hong Kong 香港	50%		Factoring 貼現
ICEA Finance Holdings Limited 工商東亞金融控股有限公司	BVI 英屬處女群島	25%		Investment holding 投資控股
Platinum Holdings Company Limited	Cayman Islands 開曼群島	30%		Investment holding 投資控股

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	The Group 本集團所佔權益	Nature of business 業務性質
PT. Bank Resona Perdania	Indonesia 印尼		30%	Banking & related financial services 銀行及有關金融服務
Sunfire Enterprises Limited 申發企業有限公司	BVI 英屬處女群島		20%	Property development 物業發展
Trans-Ocean Insurance Company, Limited 遠洋保險有限公司	Hong Kong 香港	48.7%		Insurance 保險
Trilease International Limited (Note 1) 鼎協租賃國際有限公司（附註1）	Hong Kong 香港	20%		Leasing 租賃

Notes:

1. This company has commenced members' voluntary liquidation on 25th January, 2005.
2. BVI denotes the British Virgin Islands.

附註：

1. 該公司已於2005年1月25日進行股東自願清盤。

Summary financial information on associates

聯營公司財務資料摘要

		Assets 資產 HK$'000 港幣千元	Liabilities 負債 HK$'000 港幣千元	Equity 股東權益 HK$'000 港幣千元	Revenues 收入 HK$'000 港幣千元	Profit 溢利 HK$'000 港幣千元
2005						
100 per cent	百分之一百	**6,597,033**	**4,472,987**	**2,124,046**	**539,968**	**130,213**
Group's effective interest	本集團的有效權益	**1,937,902**	**1,144,770**	**793,132**	**123,175**	**33,731**
2004						
100 per cent	百分之一百	8,338,968	6,355,067	1,938,901	575,647	192,459
Group's effective interest	本集團的有效權益	2,485,918	1,716,241	769,677	161,349	68,995

30. GOODWILL 商譽

		The Group 集團 HK$'000 港幣千元	The Bank 銀行 HK$'000 港幣千元
Cost	成本		
At 1st January, 2005	於2005年1月1日	**3,064,305**	**1,933,238**
Opening balance adjustment to eliminate accumulated amortisation	期初結餘調整以沖銷累計攤銷	**(616,149)**	**(472,946)**
Additions through acquisition of subsidiaries	經收購附屬公司的增置	**51,593**	**–**
Exchange adjustments	匯兌調整	**(4,799)**	**–**
At 31st December, 2005	於2005年12月31日	**2,494,950**	**1,460,292**
Accumulated amortisation and impairment losses	累計攤銷及減值損失		
At 1st January, 2005	於2005年1月1日	**616,149**	**472,946**
Eliminated against cost at 1st January, 2005	於2005年1月1日於成本沖銷	**(616,149)**	**(472,946)**
At 31st December, 2005	於2005年12月31日	**–**	**–**
Carrying amount at 31st December, 2005	於2005年12月31日賬面值	**2,494,950**	**1,460,292**

		The Group 集團 HK$'000 港幣千元	The Bank 銀行 HK$'000 港幣千元
Cost	成本		
At 1st January, 2004	於2004年1月1日	2,815,591	1,933,238
Additions through acquisition of subsidiaries	經收購附屬公司的增置	244,763	–
Exchange adjustments	匯兌調整	3,951	–
At 31st December, 2004	於2004年12月31日	3,064,305	1,933,238
Accumulated amortisation and impairment losses	累計攤銷及減值損失		
At 1st January, 2004	於2004年1月1日	472,183	376,284
Amortisation for the year	年度內攤銷	143,875	96,662
Exchange adjustments	匯兌調整	91	–
At 31st December, 2004	於2004年12月31日	616,149	472,946
Carrying amount at 31st December, 2004	於2004年12月31日賬面值	2,448,156	1,460,292

In 2004, positive goodwill not already recognised directly in reserves was amortised on a straight-line basis over 20 years. The amortisation of positive goodwill for the year ended 31st December, 2004 was included in "Operating expenses (Note 10)" in the consolidated profit and loss account.

As explained further in Note 3(f), with effect from 1st January, 2005 the Group no longer amortises goodwill. In accordance with the transitional provisions set out in HKFRS 3, the accumulated amortisation of goodwill as at 1st January, 2005 has been eliminated against the cost of goodwill as at that date.

於2004年，未曾直接在儲備內確認的正商譽按20年以直線法攤銷。截至2004年12月31日止年度的正商譽攤銷金額已包括於綜合損益賬內的「其他經營支出」(附註10)項下。

經已在附註3(f)解釋，由2005年1月1日起，本集團毋須攤銷商譽。根據《香港財務報告準則》第3號的過渡條款，於2005年1月1日的累計攤銷已與該日的商譽成本沖銷。

Impairment tests for cash-generating units containing goodwill

包含商譽的現金生產單位之減值測試

Goodwill is allocated to the Group's cash-generating units (CGU) identified according to business segment as follows:

本集團按業務分部分配商譽予可辨別的現金生產單位如下：

		2005 HK$'000 港幣千元	2004 HK$'000 港幣千元
Personal Banking	個人銀行	**849,637**	849,637
Corporate Banking	企業銀行	**453,007**	453,007
Investment Banking	投資銀行	**157,648**	157,648
Corporate Services	企業服務	**904,200**	857,178
Others	其他	**130,458**	130,686
		2,494,950	2,448,156

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimate rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

現金生產單位的可收回金額則根據使用價值計算。計算方法按照管理層已核准的5年財務預算的現金流估計。超過5年期間的現金流按下述的估計利率作推斷。增長率不可超過該現金生產單位所經營業務的長期平均增長率。

The discount rate used for value-in-use calculations is 9.83% and the long-term growth rate is 5%.

用於計算使用價值的折扣率為9.83%及長期增長率為5%。

Management determined the budgeted gross margin based on past performance and its expectation for market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

管理層根據過往及預計市場發展以決定預算毛利率。加權平均增長率與行業報告的預測是一致的。

31. FIXED ASSETS 固定資產

		2005 The Group 集團				
		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值					
At 1st January, 2005	於2005年1月1日	802,934	4,907,305	1,836,895	6,744,200	7,547,134
Additions	增置	–	192,514	410,636	603,150	603,150
Additions through acquisition	經收購的增置	–	–	4,164	4,164	4,164
Revaluation surplus	重估盈餘	234,221	–	–	–	234,221
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	5,001	–	5,001	5,001
Transfer from bank premises to investment properties	由行址轉入投資物業	227,971	(227,971)	–	(227,971)	–
Disposals	出售	(311,482)	(570,756)	(242,487)	(813,243)	(1,124,725)
Exchange adjustments	匯兌調整	(3,058)	(1,612)	(9,958)	(11,570)	(14,628)
At 31st December, 2005	於2005年12月31日	950,586	4,304,481	1,999,250	6,303,731	7,254,317
Accumulated depreciation and amortisation	累計折舊及攤銷					
At 1st January, 2005	於2005年1月1日	–	580,588	1,268,796	1,849,384	1,849,384
Additions through acquisition	經收購的增置	–	–	2,237	2,237	2,237
Charge for the year (Note 10)	年度內支出（附註10）	–	68,158	190,405	258,563	258,563
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	(7,428)	–	(7,428)	(7,428)
Impairment loss	減值損失	–	210,140	–	210,140	210,140
Written back on disposals	出售時回撥	–	(179,871)	(226,597)	(406,468)	(406,468)
Exchange adjustments	匯兌調整	–	(386)	(7,624)	(8,010)	(8,010)
At 31st December, 2005	於2005年12月31日	–	671,201	1,227,217	1,898,418	1,898,418
Net book value at 31st December, 2005	賬面淨值於2005年12月31日	950,586	3,633,280	772,033	4,405,313	5,355,899
The gross amounts of the above assets are stated:	上述資產的總額列示如下：					
At cost	按成本	–	3,438,023	1,999,250	5,437,273	5,437,273
At Directors' valuation – 1989	按董事估值 －1989年	–	866,458	–	866,458	866,458
At professional valuation – 2005	按專業估值 －2005年	950,586	–	–	–	950,586
		950,586	4,304,481	1,999,250	6,303,731	7,254,317

		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	2005 The Bank 銀行 Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值					
At 1st January, 2005	於2005年1月1日	644,216	4,447,190	1,605,234	6,052,424	6,696,640
Additions	增置	-	192,514	358,630	551,144	551,144
Revaluation surplus	重估盈餘	226,276	-	-	-	226,276
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	-	7,107	-	7,107	7,107
Transfer from bank premises to investment properties	由行址轉入投資物業	309,670	(309,670)	-	(309,670)	-
Disposals	出售	(200,482)	(273,942)	(220,561)	(494,503)	(694,985)
Exchange adjustments	匯兌調整	-	(1,332)	(7,325)	(8,657)	(8,657)
At 31st December, 2005	於2005年12月31日	979,680	4,061,867	1,735,978	5,797,845	6,777,525
Accumulated depreciation and amortisation	累計折舊及攤銷					
At 1st January, 2005	於2005年1月1日	-	356,291	1,132,483	1,488,774	1,488,774
Charge for the year	年度內支出	-	63,214	145,235	208,449	208,449
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	-	(7,428)	-	(7,428)	(7,428)
Impairment loss	減值損失	-	210,140	-	210,140	210,140
Written back on disposals	出售時回撥	-	(28,703)	(208,911)	(237,614)	(237,614)
Exchange adjustments	匯兌調整	-	(289)	(6,105)	(6,394)	(6,394)
At 31st December, 2005	於2005年12月31日	-	593,225	1,062,702	1,655,927	1,655,927
Net book value at 31st December, 2005	賬面淨值於2005年12月31日	979,680	3,468,642	673,276	4,141,918	5,121,598
The gross amounts of the above assets are stated:	上述資產的總額列示如下:					
At cost	按成本	-	3,195,409	1,735,978	4,931,387	4,931,387
At Directors' valuation – 1989	按董事估值 –1989年	-	866,458	-	866,458	866,458
At professional valuation – 2005	按專業估值 –2005年	979,680	-	-	-	979,680
		979,680	4,061,867	1,735,978	5,797,845	6,777,525

31. FIXED ASSETS (continued) 固定資產（續）

		2004 The Group 集團				
		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值					
At 1st January, 2004	於2004年1月1日	571,179	3,560,092	1,673,511	5,233,603	5,804,782
Additions	增置	33	1,431,082	230,304	1,661,386	1,661,419
Additions through acquisition	經收購的增置	–	–	2,568	2,568	2,568
Revaluation surplus	重估盈餘	227,941	–	–	–	227,941
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	13,788	–	13,788	13,788
Transfer from bank premises to investment properties	由行址轉入投資物業	41,382	(44,369)	–	(44,369)	(2,987)
Disposals	出售	(39,019)	(55,857)	(78,341)	(134,198)	(173,217)
Exchange adjustments	匯兌調整	1,418	2,569	8,853	11,422	12,840
At 31st December, 2004	於2004年12月31日	802,934	4,907,305	1,836,895	6,744,200	7,547,134
Accumulated depreciation and amortisation	累計折舊及攤銷					
At 1st January, 2004	於2004年1月1日	–	569,177	1,135,154	1,704,331	1,704,331
Additions through acquisition	經收購的增置	–	–	2,000	2,000	2,000
Charge for the year (Note 10)	年度內支出（附註10）	–	51,707	192,254	243,961	243,961
Transfer to investment properties	撥入投資物業	–	(2,987)	–	(2,987)	(2,987)
Write back of impairment loss	減值損失回撥	–	(31,377)	–	(31,377)	(31,377)
Written back on disposals	出售時回撥	–	(5,784)	(67,489)	(73,273)	(73,273)
Exchange adjustments	匯兌調整	–	(148)	6,877	6,729	6,729
At 31st December, 2004	於2004年12月31日	–	580,588	1,268,796	1,849,384	1,849,384
Net book value at 31st December, 2004	賬面淨值 於2004年12月31日	802,934	4,326,717	568,099	4,894,816	5,697,750
The gross amounts of the above assets are stated:	上述資產的總額列示如下：					
At cost	按成本	–	3,666,085	1,836,895	5,502,980	5,502,980
At Directors' valuation	按董事估值					
– 1989	－1989年	–	1,079,644	–	1,079,644	1,079,644
– 1991	－1991年	–	161,576	–	161,576	161,576
At professional valuation	按專業估值					
– 2004	－2004年	802,934	–	–	–	802,934
		802,934	4,907,305	1,836,895	6,744,200	7,547,134

		2004 The Bank 銀行				
		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值					
At 1st January, 2004	於2004年1月1日	434,643	3,088,013	1,471,446	4,559,459	4,994,102
Additions	增置	–	1,431,081	192,613	1,623,694	1,623,694
Revaluation surplus	重估盈餘	207,093	–	–	–	207,093
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	13,788	–	13,788	13,788
Transfer from bank premises to investment properties	由行址轉入投資物業	41,382	(44,369)	–	(44,369)	(2,987)
Disposals	出售	(39,019)	(43,378)	(65,019)	(108,397)	(147,416)
Exchange adjustments	匯兌調整	117	2,055	6,194	8,249	8,366
At 31st December, 2004	於2004年12月31日	644,216	4,447,190	1,605,234	6,052,424	6,696,640
Accumulated depreciation and amortisation	累計折舊及攤銷					
At 1st January, 2004	於2004年1月1日	–	330,083	1,022,889	1,352,972	1,352,972
Charge for the year	年度內支出	–	45,653	159,510	205,163	205,163
Transfer to investment properties	撥入投資物業	–	(2,987)	–	(2,987)	(2,987)
Write back of impairment loss	減值損失回撥	–	(12,839)	–	(12,839)	(12,839)
Written back on disposals	出售時回撥	–	(4,044)	(54,700)	(58,744)	(58,744)
Exchange adjustments	匯兌調整	–	425	4,784	5,209	5,209
At 31st December, 2004	於2004年12月31日	–	356,291	1,132,483	1,488,774	1,488,774
Net book value at 31st December, 2004	賬面淨值於2004年12月31日	644,216	4,090,899	472,751	4,563,650	5,207,866
The gross amounts of the above assets are stated:	上述資產的總額列示如下：					
At cost	按成本	–	3,367,546	1,605,234	4,972,780	4,972,780
At Directors' valuation – 1989	按董事估值 －1989年	–	1,079,644	–	1,079,644	1,079,644
At professional valuation – 2004	按專業估值 －2004年	644,216	–	–	–	644,216
		644,216	4,447,190	1,605,234	6,052,424	6,696,640

31. FIXED ASSETS (continued) 固定資產(續)

The net book value of bank premises and investment properties comprises: 行址及投資物業的賬面淨值包括:

The Group 集團

		2005 Investment Properties 投資物業 HK$'000 港幣千元	2005 Bank Premises 行址 HK$'000 港幣千元	2004 Investment Properties 投資物業 HK$'000 港幣千元	2004 Bank Premises 行址 HK$'000 港幣千元
Freeholds	永久業權				
Held outside Hong Kong	在香港以外地區	**82,006**	**97,454**	47,719	101,346
Leaseholds	租借地				
Held in Hong Kong	在香港				
On long lease	長期租約				
(over 50 years)	(50年以上)	**499,500**	**1,694,121**	645,649	3,528,248
On medium-term lease	中期租約				
(10 – 50 years)	(10至50年)	**271,700**	**1,408,949**	20,000	238,349
On short lease	短期租約				
(below 10 years)	(10年以下)	**-**	**-**	-	94
Held outside Hong Kong	在香港以外地區				
On long lease	長期租約				
(over 50 years)	(50年以上)	**57,501**	**128,419**	49,950	136,279
On medium-term lease	中期租約				
(10 – 50 years)	(10至50年)	**39,879**	**304,337**	39,616	322,401
		950,586	**3,633,280**	802,934	4,326,717

The Bank 銀行

		2005 Investment Properties 投資物業 HK$'000 港幣千元	2005 Bank Premises 行址 HK$'000 港幣千元	2004 Investment Properties 投資物業 HK$'000 港幣千元	2004 Bank Premises 行址 HK$'000 港幣千元
Freeholds	永久業權				
Held outside Hong Kong	在香港以外地區	**-**	**13,131**	-	13,731
Leaseholds	租借地				
Held in Hong Kong	在香港				
On long lease	長期租約				
(over 50 years)	(50年以上)	**499,500**	**1,694,121**	534,649	3,381,870
On medium-term lease	中期租約				
(10 – 50 years)	(10至50年)	**382,800**	**1,330,485**	20,000	238,349
On short lease	短期租約				
(below 10 years)	(10年以下)	**-**	**-**	-	94
Held outside Hong Kong	在香港以外地區				
On long lease	長期租約				
(over 50 years)	(50年以上)	**57,501**	**128,419**	49,950	136,279
On medium-term lease	中期租約				
(10 – 50 years)	(10至50年)	**39,879**	**302,486**	39,617	320,576
		979,680	**3,468,642**	644,216	4,090,899

The carrying amount of bank premises of the Group and the Bank would have been HK$1,949,626,000 (2004: HK$2,498,458,000) and HK$1,749,947,000 (2004: HK$1,947,984,000) respectively had they been stated at cost less accumulated depreciation.

假設本集團及銀行以成本減累計折舊入賬，行址的賬面值將分別為港幣1,949,626,000元（2004年：港幣2,498,458,000元）及港幣1,749,947,000元（2004年：港幣1,947,984,000元）。

Investment properties in Hong Kong were valued at HK$771,200,000 as at 21st December, 2005 by an independent valuer, DTZ Debenham Tie Leung Limited, Chartered Surveyors who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued. The valuation has been incorporated in the accounts as at 31st December, 2005 and it was performed on an open market value basis.

於2005年12月21日，香港投資物業的估值為港幣771,200,000元。該等物業由獨立估值師一特許測量師戴德梁行，其僱員具香港測量師學會會士資歷並對須估值物業的所在及類別有近期經驗。估值是以公開市場價值為基礎，並已計入2005年12月31日之賬項內。

After the centralization of back offices to Millennium City 5 in 2005, certain bank premises were vacant and an impairment loss of HK$188,840,000 was recognised in the profit and loss account.

隨著後勤部門於2005年遷入創紀之城五期，若干銀行行址因而空置並須在損益賬內確認的減值損失為港幣188,840,000元。

The Group leases out investment properties under operating leases. The leases typically run for an initial period from 1 to 10 years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

集團以經營租賃形式租出投資物業。租賃年期通常由1年至10年，到期日後可再續約但其他條款須另議。所有租約並不包括或有租金。

Rental income receivable from investment properties held for use under operating leases amounted to HK$43,194,000 in 2005 (2004: HK$45,998,000). There was no contingent rental recognised during the year 2005 (2004: Nil).

於年內，以經營租賃形式租出的投資物業之應收租金為港幣43,194,000元（2004年：港幣45,998,000元）。2005年年度內未有確認或有租金（2004年：無）。

The total future minimum lease payments of bank premises and investment properties held for use under non-cancellable operating leases are receivable as follows:

以不可撤銷經營租賃作出租的行址及投資物業的未來最低應收租賃付款總額如下：

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Within one year	1年以內	**38,414**	38,755	**35,825**	22,318
After one year but within five years	1年以後至5年內	**53,036**	49,786	**44,461**	28,927
After five years	5年以後	**3,775**	7,360	**928**	2,043
		95,225	95,901	**81,214**	53,288

32.AMOUNTS DUE FROM AND DUE TO SUBSIDIARIES 附屬公司欠款及欠附屬公司款項

During the year, the Bank entered into transactions with certain subsidiaries in the ordinary course of its banking business. Details of the amounts due from and due to subsidiaries are as follows:

於年度內，本銀行與若干附屬公司有正常的業務交易。附屬公司欠款及欠附屬公司款項詳列如下：

(a) Amounts Due from Subsidiaries (a) 附屬公司欠款

		The Bank 銀行	
		2005	2004
		HK$'000 港幣千元	HK$'000 港幣千元
Financial institutions	金融機構	**244,132**	421,722
Others	其他	**1,484,685**	1,634,142
		1,728,817	2,055,864

(b) Amounts Due to Subsidiaries (b) 欠附屬公司款項

		The Bank 銀行	
		2005	2004
		HK$'000 港幣千元	HK$'000 港幣千元
Financial institutions	金融機構	**4,364,094**	5,002,439
Others	其他	**5,488,283**	5,360,244
		9,852,377	10,362,683

33.INCOME TAX IN THE BALANCE SHEET 資產負債表內的所得稅

(a) Current Taxation in the Balance Sheet Represents: (a) 資產負債表內的本期稅項為：

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Provision for Hong Kong Profits Tax for the year (Note 13(a))	本年度香港利得稅準備(附註13(a))	**366,845**	297,723	**312,167**	245,028
Provisional Profits Tax paid	已付暫繳利得稅	**(243,916)**	(237,837)	**(193,677)**	(201,359)
		122,929	59,886	**118,490**	43,669
Balance of Profits Tax provision relating to prior years	以往年度利得稅準備結餘	**76,939**	88,674	**75,730**	88,222
Overseas taxation	海外稅項	**61,827**	30,809	**54,363**	20,139
		261,695	179,369	**248,583**	152,030

(b) Deferred Tax Assets and Liabilities Recognised

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

(b) 遞延税項資產及負債確認

確認於綜合資產負債表中遞延税項(資產)/負債的組成部分及年內之變動如下:

The Group 集團

Deferred tax arising from: 遞延税項源自:		Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免税額 HK$'000 港幣千元	Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Impairment losses on financial assets 金融資產的減值損失 HK$'000 港幣千元	Tax losses 税損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2005	於2005年1月1日							
– As previously reported	–如前匯報	280,869	382,210	192,217	(184,504)	(72,640)	1,653	599,805
– Prior period adjustments in respect of HK(SIC) Interpretation 21 (Note 38(i))	–有關《香港會計準則》詮譯第21號的前期調整 (附註38(i))	34,342	-	-	-	-	-	34,342
– As restated, before opening balance adjustments	–重報 (不包括期初結餘調整)	315,211	382,210	192,217	(184,504)	(72,640)	1,653	634,147
– Opening balance adjustments in respect of HKAS 39	–有關《香港會計準則》第39號的期初結餘調整	-	-	-	106,110	(637)	-	105,473
– As restated	–重報	315,211	382,210	192,217	(78,394)	(73,277)	1,653	739,620
Write off against investment	投資撇銷額	-	(167,276)	-	-	-	-	(167,276)
Charged/(credited) to consolidated profit and loss account (Note 13(a))	綜合損益賬內撇銷/(存入) (附註13(a))	(18,884)	(3,381)	-	29,109	44,510	4,633	55,987
Credited to reserves (Note 38(c))	存入儲備內 (附註38(c))	-	-	(37,818)	-	-	-	(37,818)
Exchange and other adjustments	匯兑及其他調整	(101)	-	-	161	3,255	(4,812)	(1,497)
At 31st December, 2005	於2005年12月31日	296,226	211,553	154,399	(49,124)	(25,512)	1,474	589,016

The Group 集團

Deferred tax arising from: 遞延税項源自:		Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免税額 HK$'000 港幣千元	Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Impairment losses on financial assets 金融資產的減值損失 HK$'000 港幣千元	Tax losses 税損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2004	於2004年1月1日	281,859	555,523	190,343	(171,480)	(67,324)	1,787	790,708
Write off against investment	投資撇銷額	-	(243,308)	-	-	-	-	(243,308)
Charged/(credited) to consolidated profit and loss account (Note 13(a)) (restated)	綜合損益賬內撇銷/(存入) (附註13(a)) (重報)	33,235	69,995	-	(12,957)	(6,347)	3,808	87,734
Charged to reserves (Note 38(c))	儲備內撇銷(附註38(c))	-	-	1,874	-	-	-	1,874
Additions through acquisition of subsidiary	經收購附屬公司的增置	117	-	-	-	-	-	117
Exchange and other adjustments	匯兑及其他調整	-	-	-	(67)	1,031	(3,942)	(2,978)
At 31st December, 2004 (restated)	於2004年12月31日 (重報)	315,211	382,210	192,217	(184,504)	(72,640)	1,653	634,147

33. INCOME TAX IN THE BALANCE SHEET (continued) 資產負債表內的所得稅（續）

(b) Deferred Tax Assets and Liabilities Recognised (continued)　(b) 遞延稅項資產及負債確認（續）

The Bank 銀行

Deferred tax arising from: 遞延稅項源自:		Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元	Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Impairment losses on financial assets 金融資產的減值損失 HK$'000 港幣千元	Tax losses 稅損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2005	於2005年1月1日							
– As previously reported	–如前匯報	268,325	382,210	192,217	(182,415)	(67,284)	5,770	598,823
– Prior period adjustments in respect of HK(SIC) Interpretation 21 (Note 38(i))	–有關《香港會計準則》詮譯第21號的前期調整（附註38(i)）	34,342	-	-	-	-	-	34,342
– As restated, before opening balance adjustments	–重報（不包括期初結餘調整）	302,667	382,210	192,217	(182,415)	(67,284)	5,770	633,165
– Opening balance adjustments in respect of HKAS 39	–有關《香港會計準則》第39號的期初結餘調整	-	-	-	105,984	(637)	-	105,347
– As restated	–重報	302,667	382,210	192,217	(76,431)	(67,921)	5,770	738,512
Write off against investment	投資撇銷額	-	(167,276)	-	-	-	-	(167,276)
Charged/(credited) to profit and loss account	損益賬內撇銷／（存入）	(7,548)	(3,381)	-	29,427	41,743	4,633	64,874
Credited to reserves (Note 38 (c))	存入儲備內（附註38(c)）	-	-	(37,818)	-	-	-	(37,818)
Exchange and other adjustments	匯兌及其他調整	-	-	-	190	3,255	(5,077)	(1,632)
At 31st December, 2005	於2005年12月31日	295,119	211,553	154,399	(46,814)	(22,923)	5,326	596,660

The Bank 銀行

Deferred tax arising from: 遞延稅項源自:		Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元	Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Impairment losses on financial assets 金融資產的減值損失 HK$'000 港幣千元	Tax losses 稅損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2004	於2004年1月1日	264,138	555,523	190,343	(171,314)	(55,135)	3,367	786,922
Write off against investment	投資撇銷額	-	(243,308)	-	-	-	-	(243,308)
Charged/(credited) to profit and loss account (restated)	綜合損益賬內撇銷／（存入）（重報）	38,529	69,995	-	(11,035)	(6,468)	2,403	93,424
Charged to reserves (Note 38(c))	儲備內撇銷（附註38(c)）	-	-	1,874	-	-	-	1,874
Exchange and other adjustments	匯兌及其他調整	-	-	-	(66)	(5,681)	-	(5,747)
At 31st December, 2004 (restated)	於2004年12月31日（重報）	302,667	382,210	192,217	(182,415)	(67,284)	5,770	633,165

		The Group 集團		The Bank 銀行	
		2005	2004 Restated 重報	**2005**	2004 Restated 重報
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Net deferred tax assets recognised on the balance sheet	確認於資產負債表的遞延稅項資產淨額	**(38,469)**	(95,119)	**(30,233)**	(84,942)
Net deferred tax liabilities recognised on the balance sheet	確認於資產負債表的遞延稅項負債淨額	**627,485**	729,266	**626,893**	718,107
		589,016	634,147	**596,660**	633,165

(c) Deferred Tax Assets Not Recognised

The Group has not recognised deferred tax assets in respect of cumulative tax losses of HK$121,853,000 (2004: HK$104,441,000) as it is not probable that future taxable profits against which the losses can be utilized will be available in the relevant tax jurisdiction and entity. Under the current tax legislation, the expiry dates of the tax losses were as follows:

(c) 未確認遞延稅資產

由於可能未來沒有適用於有關稅務機關的應課稅溢利以彌補有關虧損，本集團並未確認累計稅項虧損港幣121,853,000元（2004年：港幣104,441,000元）為遞延稅項資產。根據現時稅務條例，該等稅項虧損的到期日如下：

		2005	2004
		HK$'000 港幣千元	HK$'000 港幣千元
Expiring within 5 years	於五年內到期	**30,398**	25,894
Expiring more than 5 years	五年後到期	**4,001**	5,509
No expiry date	無到期日	**87,454**	73,038
		121,853	104,441

34. OTHER LIABILITIES 其他負債

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
(a) Trading Liabilities	交易用途負債				
Exchange fund bills sold	外匯基金票據空倉	**1,194,545**	899,906	**1,194,545**	899,906
Exchange fund notes sold	外匯基金債券空倉	**35,336**	36,724	**35,336**	36,724
		1,229,881	936,630	**1,229,881**	936,630
Negative fair value of derivatives	衍生工具的負公平價值	**707,118**	255,228	**705,188**	255,228
		1,936,999	1,191,858	**1,935,069**	1,191,858
(b) Other Accounts and Provisions	其他賬項及準備				
Accrued interest payable	累計應付利息	**722,175**	477,401	**543,145**	302,064
Other accounts	其他賬項	**6,186,085**	4,173,789	**4,192,304**	2,668,752
		6,908,260	4,651,190	**4,735,449**	2,970,816

35. LOAN CAPITAL MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS
通過損益以反映公平價值的借貸資本

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
US$550 million 7.5% subordinated notes	550,000,000美元年息7.5%的後償票據	**4,273,921**	4,271,124	–	–
US$550 million 5.625% subordinated notes	550,000,000美元年息5.625%的後償票據	**4,274,859**	–	**4,274,859**	–
		8,548,780	4,271,124	**4,274,859**	–

Loan capital of face value of HK$4,265,305,000 (US$550,000,000) and carrying amount of HK$4,273,921,000 (US$551,111,000) represents 7.5% subordinated notes qualifying as tier 2 capital which were issued on 30th January, 2001 by East Asia Financial Holding (BVI) Limited, a single purpose wholly owned finance subsidiary of the Bank. The Bank unconditionally and irrevocably guarantees all amounts payable under the notes which are listed on the Luxembourg Stock Exchange. The notes will mature on 1st February, 2011.

票面值港幣4,265,305,000元(550,000,000美元)及賬面值港幣4,273,921,000元(551,111,000美元)的借貸資本,是指由本銀行特定目的全資附屬財務公司,East Asia Financial Holding (BVI) Limited,於2001年1月30日發行年息7.5%、並評定為二級資本的後償票據。本銀行無條件及不撤回地保證此等已於盧森堡交易所上市的票據的有關債務。此等票據將會於2011年2月1日到期。

On 13th December, 2005, the Bank issued 5.625% subordinated notes qualifying as tier 2 capital with face value of HK$4,265,305,000 (US$550,000,000) at 99.725%. The carrying amount of the notes as at 31st December, 2005 was HK$4,274,859,000 (US$551,232,000). The notes are listed on The Stock Exchange of Hong Kong Limited and will mature on 13th December, 2015.

於2005年12月13日,本銀行以價格99.725%發行面值港幣4,265,305,000元(550,000,000美元)年息5.625%,並評定為二級資本的後償票據。賬面值為港幣4,274,859,000元(551,232,000美元)。該票據於盧森堡交易所上市,並將於2015年12月13日到期。

36. EQUITY SETTLED SHARE-BASED TRANSACTIONS 股權支付交易

The Bank has adopted Staff Share Option Schemes whereby the Board of the Bank may at its discretion grant to any employees, including Executive Directors and Chief Executive, of the Group options to subscribe for shares of the Bank. The options may be exercised during the period beginning on the first anniversary of the Date of Grant and ending on the fifth anniversary of the Date of Grant. All options were granted for nil consideration.

本行所採納的僱員認股計劃是本行董事會可酌情發出認股權予集團之任何僱員，包括執行董事及行政總裁，以認購本行股份。認股權的行使期限為授予日的第1周年開始至授予日的第5周年止。所有認股權均以不計價款形式發出。

(a) Particulars of share options

(a) 認股權詳情

Date of Grant 發行日期	Vesting Period 有效期	Exercise Period 行使期	Exercise Price Per Share 每股行使價 HK$港幣元
20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23
03/5/2005	03/5/2005 – 02/5/2006	03/5/2006 – 03/5/2010	22.95

(b) The number and weighted average exercises prices of share options are as follows:

(b) 已行使認股權的數目及加權平均行使價如下：

		2005		2004	
		Weighted average exercise Price 加權平均行使價 HK$ 港幣元	**Number of options 認股權數目 000 千**	Weighted average exercise Price 加權平均行使價 HK$ 港幣元	Number of options 認股權數目 000 千
Outstanding at the beginning of the year	年初結餘	**19.38**	**30,075**	15.42	26,484
Exercised during the year	年度內行使	**15.70**	**(4,498)**	15.30	(11,264)
Granted during the year	年度內授予	**22.95**	**16,410**	23.23	15,495
Lapsed during the year	年度內失效	**22.95**	**(1,077)**	20.76	(640)
Outstanding at the end of the year	年底結餘	**21.12**	**40,910**	19.38	30,075
Exercisable at the end of the year	年底可供行使	**19.95**	**24,920**	15.52	15,030

The weighted average share price at the date of exercise for shares options exercised during the year was HK$23.04 (2004: HK$22.93).

年度內於行使認股權當日的加權平均股價為港幣23.04元(2004年：港幣22.93元)。

The options outstanding at 31st December, 2005 had an exercise price from HK$14.90 to HK$23.23 (2004: from HK$12.09 to HK$23.23) and a weighted average remaining contractual life of 3.31 years (2004: 3.45 years).

於2005年12月31日，尚未行使認股權的行使價由港幣14.90元至港幣23.23元(2004年：由港幣12.09元至港幣23.23元)，及剩餘合約年期之加權平均數為3.31年(2004年：3.45年)。

36. EQUITY SETTLED SHARE-BASED TRANSACTIONS (continued) 股權支付交易(續)

(c) Fair value of share options and assumptions

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share option granted is measured based on a trinomial lattice model. The contractual life of the option is used as an input into this model.

(c) 認股權的公平價值及假設

獲得服務以換取認股權的公平價值按授予認股權的公平價值計量。授予認股權之估計公平價值按三項式期權定價模式。認股權的合約年期須輸入該模式。

		2005	2004
Fair value at measurement date	於計量日的公平價值	**HK$1.57**	HK$3.70
Share price	股價	**HK$22.95**	HK$22.80
Exercise price	行使價	**HK$22.95**	HK$23.23
Expected volatility (expressed as weighted average volatility used in the modelling under trinomial lattice model)	預計波幅(以三項式期權定價模式內採用的加權平均波幅)	**11.31%**	24.47%
Option life	認股權年期	**5 years**	5 years
Expected dividends	估計股息	**6.69%**	6.26%
Risk-free interest rate (based on Exchange Fund Notes)	無風險利率(根據外匯基金票據)	**3.15%**	3.13%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

預計波幅是根據過往之波幅(以認股權的加權剩餘年期計算),再調整因公眾所知的資訊影響未來波幅的估計變動。估計股息按過往的股息。主觀輸入假設的變動可能重大影響公平價值的估計。

認股權的授予須符合服務條件。該條件並未納入計算於授予日獲得服務的公平價值。並無市場條件與授予認股權有關。

37. SHARE CAPITAL 股本

		2005 No. of shares 股份數目 000 千	2005 Nominal value 面值 HK$'000 港幣千元	2004 No. of shares 股份數目 000 千	2004 Nominal value 面值 HK$'000 港幣千元
Authorised:	法定股本：				
Ordinary shares of HK$2.50 each	普通股每股港幣2.50元	**2,600,000**	**6,500,000**	2,600,000	6,500,000
Issued and fully paid:	已發行及繳足股本：				
At 1st January	於1月1日	**1,491,998**	**3,729,996**	1,467,453	3,668,634
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份	**4,498**	**11,245**	11,264	28,159
Shares issued in lieu of dividends	以股代息發行的股份	**13,733**	**34,334**	13,281	33,203
At 31st December	於12月31日	**1,510,229**	**3,775,575**	1,491,998	3,729,996

Pursuant to the approved Staff Share Option Schemes (the "Schemes"), options to purchase ordinary shares in the Bank were granted to eligible employees. The option price of the Schemes adopted before 2002 was 95% of the average closing price of the existing shares of the Bank on The Stock Exchange of Hong Kong Limited for the five business days immediately preceding the date of offer of such options. For the Schemes adopted in and after 2002, the exercise price equals the fair value of the underlying shares at the date of grant. The options granted under the Schemes will be exercisable between the first and the fifth anniversaries of the date of grant.

根據僱員認股計劃，合資格的僱員有權認購本銀行的普通股股份。在2002年以前被採納的計劃，認股價是根據給予認股權當日之前5個營業日本行現有股份的平均收市價的95%計算。而2002年被採納的計劃，股權行使價與相關股份於授予日的公平價值相同。根據此計劃發給的認股權可由授予日起計的第1周年至第5周年期間行使。

(a) Shares Issued under Staff Share Option Scheme

During the year, options were exercised to subscribe for 4,498,000 ordinary shares in the Bank at a consideration of HK$70,638,000 of which HK$11,245,000 was credited to share capital and the balance of HK$59,393,000 was credited to the share premium account (Note 38). HK$240,000 has been transferred from the capital reserve to the share premium account in accordance with policy set out in Note 2(q)(iv).

(a) 根據僱員認股權計劃發行的股份

年度內，已行使認股權以認購本行普通股4,498,000股之代價為港幣70,638,000元，其中港幣11,245,000元存入股本，餘數港幣59,393,000元存入股份溢價（附註38）。根據附註2(q)(iv)所載，已由資本儲備轉撥港幣240,000元往股份溢價內。

(b) Terms of Unexpired and Unexercised Share Options at Balance Sheet Date

(b) 於結算日尚未期滿及行使的認股權之條款

Date of options granted 認股權授予日期	Option price 認購價	2005 Number of shares 股份數量	2004 Number of shares 股份數量
20/4/2000	HK$港幣16.46	–	1,480,000
19/4/2001	HK$港幣16.96	**2,015,000**	2,185,000
18/4/2002	HK$港幣15.80	**2,285,000**	2,795,000
02/5/2003	HK$港幣14.90	**6,270,000**	8,570,000
22/4/2004	HK$港幣23.23	**14,350,000**	15,045,000
03/5/2005	HK$港幣22.95	**15,990,000**	–
		40,910,000	30,075,000

38.RESERVES 儲備

		2005 The Group 集團 HK$'000 港幣千元	2005 The Bank 銀行 HK$'000 港幣千元	2005 Associates 聯營公司 HK$'000 港幣千元
(a) Share Premium (undistributable)	(a) 股份溢價(不可派發)			
At 1st January	於1月1日	631,188	631,188	-
Net premium on shares issued under Staff Share Option Schemes	僱員認股計劃下發行的股份溢價淨額	59,393	59,393	-
Transfer the fair value of option from capital reserve	撥自資本儲備的認股權公平價值			
– share option issued	一已發行認股權	240	240	-
Shares issued in lieu of dividends	以股代息發行的股份	(34,334)	(34,334)	-
Capital fee	資本費用	(58)	(58)	-
At 31st December	於12月31日	656,429	656,429	-
(b) General Reserve	(b) 一般儲備			
At 1st January	於1月1日	12,045,266	11,883,314	54,070
Transfer from retained profits	撥自留存溢利	6,095	-	6,095
Realised surplus on disposals transferred from revaluation reserve	撥自重估儲備的已實現出售物業的重估盈餘	278,819	228,821	-
Shares issued in lieu of dividends	以股代息發行的股份	313,034	313,034	-
At 31st December	於12月31日	12,643,214	12,425,169	60,165
(c) Revaluation Reserve on Bank Premises (undistributable)	(c) 行址重估儲備(不可派發)			
At 1st January	於1月1日	1,007,505	957,507	-
Release of net deferred tax liabilities (Note 33(b))	遞延税項負債淨額回撥(附註 33(b))	37,818	37,818	-
Revaluation surplus on bank premises transferred to investment properties	銀行行址轉作投資物業所產生的重估盈餘	12,429	14,535	-
Realised surplus on disposals transferred to general reserve	撥入一般儲備的已實現出售物業的重估盈餘	(278,819)	(228,821)	-
At 31st December	於12月31日	778,933	781,039	-
(d) Statutory Reserves (undistributable)	(d) 法定儲備(不可派發)			
At 1st January	於1月1日	1,410	-	1,410
Transfer to realised reserve	轉入已實現儲備	(1,424)	-	(1,424)
At 31st December	於12月31日	(14)	-	(14)
(e) Capital Reserve (undistributable)	(e) 資本儲備(不可派發)			
At 1st January and 31st December	於1月1日及12月31日	86,436	-	-
(f) Exchange Revaluation Reserve (undistributable)	(f) 匯兑重估儲備(不可派發)			
At 1st January	於1月1日	49,813	44,801	(16,586)
Exchange adjustments	匯兑調整	28,755	1,857	14,977
At 31st December	於12月31日	78,568	46,658	(1,609)

		2005 The Group 集團 HK$'000 港幣千元	2005 The Bank 銀行 HK$'000 港幣千元	2005 Associates 聯營公司 HK$'000 港幣千元
(g) Capital Reserve – Staff Share Options Issued (undistributable)	(g) 資本儲備－僱員認股權計劃發行(不可派發)			
At 1st January	於1月1日			
– As previously reported	－如前匯報	–	–	–
– Prior period adjustments in respect of HKFRS 2	－有關《香港財務報告準則》第2號的前期調整	41,749	41,749	–
– As restated	－重報	41,749	41,749	–
Transfer the fair value of option to share premium	認股權公平價值撥入股份溢價	(240)	(240)	–
Forfeited options expended off to retained profits	失效但已支銷的認股權轉入留存溢利	(1,499)	(1,499)	–
Addition	增加	29,796	29,796	–
At 31st December	於12月31日	69,806	69,806	–
(h) Investment Revaluation Reserve (undistributable)	(h) 投資儲備(不可派發)			
At 1st January	於1月1日	–	–	–
Changes in fair value of securities	證券公平價值的變動	359,477	345,285	1,174
Exchange adjustments	匯兑調整	(748)	(12)	–
At 31st December	於12月31日	358,729	345,273	1,174
(i) Retained Profits	(i) 留存溢利			
At 1st January	於1月1日			
– As previously reported	－如前匯報	4,175,867	2,942,109	396,256
– Prior period adjustments in respect of:–	－前期調整有關於：			
– HKFRS 2	－《香港財務報告準則》第2號	(41,749)	(41,749)	–
– HK(SIC) Interpretation 21	－《香港會計準則》詮釋第21號	(34,342)	(34,342)	–
– As restated, before opening balance adjustments	－重報(不包括期初結餘調整)	4,099,776	2,866,018	–
– Opening balance adjustments in respect of HKAS 39	－有關《香港會計準則》第39號的期初結餘調整	595,788	556,425	–
– As restated	－重報	4,695,564	3,422,443	396,256
Net profit for the year	年度內溢利	2,748,725	2,615,550	33,731
Transfer to general reserve	撥入一般儲備	(6,095)	–	(6,095)
Transfer to profit and loss account on disposal of associates	出售聯營公司後撥入損益賬	1,424	–	18,642
Forfeited options expended off	失效但已支銷認股權	1,499	1,499	–
Dividends (Note 15)	股息(附註15)			
– Interim dividend	－中期股息	(496,127)	(496,127)	–
– Final dividend in respect of previous year	－上年度末期股息	(1,195,301)	(1,195,301)	–
At 31st December	於12月31	5,749,689	4,348,064	442,534
(j) Total Reserves	(j) 儲備總額	20,421,790	18,672,438	502,250

38. RESERVES (continued) 儲備（續）

		2004 The Group 集團 HK$'000 港幣千元	2004 The Bank 銀行 HK$'000 港幣千元	2004 Associates 聯營公司 HK$'000 港幣千元
(a) Share Premium (undistributable)	(a) 股份溢價（不可派發）			
At 1st January	於1月1日	520,305	520,305	–
Net premium on shares issued under Staff Share Option Schemes	僱員認股計劃下發行的股份溢價淨額	144,230	144,230	–
Shares issued in lieu of dividends	以股代息發行的股份	(33,203)	(33,203)	–
Capital fee	資本費用	(144)	(144)	–
At 31st December	於12月31日	631,188	631,188	–
(b) General Reserve	(b) 一般儲備			
At 1st January	於1月1日	11,747,096	11,587,520	51,694
Transfer from retained profits	撥自留存溢利	2,376	–	2,376
Shares issued in lieu of dividends	以股代息發行的股份	295,794	295,794	–
At 31st December	於12月31日	12,045,266	11,883,314	54,070
(c) Revaluation Reserve on Bank Premises (undistributable)	(c) 行址重估儲備（不可派發）			
At 1st January	於1月1日	982,752	932,754	–
Recognition of net deferred tax liabilities (Note 33(b))	遞延稅項負債淨額確認（附註33(b)）	(1,874)	(1,874)	–
Revaluation surplus on bank premises transferred to investment properties	銀行行址轉作投資物業所產生的重估	13,788	13,788	–
Impairment loss written back	減值損失回撥	12,839	12,839	–
At 31st December	於12月31日	1,007,505	957,507	–
(d) Statutory Reserves (undistributable)	(d) 法定儲備（不可派發）			
At 1st January	於1月1日	5,532	–	5,532
Transfer to realised reserve	轉入已實現儲備	(4,122)	–	(4,122)
At 31st December	於12月31日	1,410	–	1,410
(e) Capital Reserve (undistributable)	(e) 資本儲備（不可派發）			
At 1st January and 31st December	於1月1日及12月31日	86,436	–	–
(f) Exchange Revaluation Reserve (undistributable)	(f) 匯兌重估儲備（不可派發）			
At 1st January	於1月1日	24,939	19,902	(4,453)
Exchange adjustments	匯兌調整	24,874	24,899	(12,133)
At 31st December	於12月31日	49,813	44,801	(16,586)
(g) Capital reserve – Staff Share Options Issued (undistributable)	(g) 資本儲備－發行僱員認股權（不可派發）			
At 1st January	於1月1日	–	–	–
Equity settled share-based transactions (restated)	股權支付（重報）	41,749	41,749	–
At 31st December (as restated)	於12月31日（重報）	41,749	41,749	–

		2004		
		The Group 集團 HK$'000 港幣千元	The Bank 銀行 HK$'000 港幣千元	Associates 聯營公司 HK$'000 港幣千元
(h) Investment Revaluation Reserve (undistributable)	(h) 投資重估儲備 (不可派發)			
At 1st January and 31st December	於1月1日及12月31日	-	-	-
(i) Retained Profits	(i) 留存溢利			
At 1st January	於1月1日	3,075,562	2,150,574	314,422
Net profit for the year	年度內溢利			
– As previously reported	一如前匯報	2,423,800	2,116,776	68,995
– Adjustments arising from change in accounting policies	一因會計政策變更產生的前期調整	(76,091)	(76,091)	-
– As restated	一重報	2,347,709	2,040,685	68,995
Transfer to general reserve	撥入一般儲備	(2,376)	-	(2,376)
Transfer to profit and loss account on disposal of associates	出售聯營公司後撥入損益賬	4,122	-	15,215
Dividends (Note 15)	股息(附註15)			
– Interim dividend	一中期股息	(414,535)	(414,535)	-
– Final dividend in respect of previous year	一上年度末期股息	(910,706)	(910,706)	-
At 31st December	於12月31日	4,099,776	2,866,018	396,256
(j) Total Reserves	(j) 儲備總額	17,963,143	16,424,577	435,150

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

股份溢價賬目的運用,受香港《公司條例》第48B條所管控。

General reserve was set up from the transfer of retained earnings, the realised revaluation surplus on disposal of properties and the value of shares issued in lieu of dividend.

一般儲備的組成,包括留存溢利轉賬、出售物業時的已實現重估盈餘及以股代息發行的股份的價值。

Revaluation reserve on bank premises and exchange revaluation reserve have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of bank premises and foreign currency translation.

行址、投資物業重估儲備及匯兑重估儲備的組成及處理,是根據行址、投資物業重估和外幣折算所採用的會計政策。

Statutory reserves are set up to supplement the paid-up capital until the sum of paid-up capital and the statutory reserves are equal to the registered capital for certain associates.

法定儲備是用作支持實收股本直至實收股本及法定儲備的總額與某些聯營公司的註冊股本相同。

Capital reserve represents the capitalisation of subsidiaries' reserves.

資本儲備指附屬公司儲備的資本化發行。

Capital reserve – staff option issued comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Bank recognised in accordance with the accounting policy adopted for share based payment in Note 2(q)(iv).

資本儲備-發行認股權包括根據已採納有關附註2(q)(iv)所載的股權支付會計政策確認授予本行僱員之實際或估計未能行使認股權數目的公平價值。

Investment revaluation reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policies in Notes 2(f) and (k).

投資重估儲備包括根據有關附註2(f)和(k)所載的會計政策處理於結算日可供出售證券的累計公平價值變動淨額。

The Group complies with Hong Kong Monetary Authority's requirement to maintain minimum impairment allowances in excess of those required under Hong Kong Accounting Standards. As at 31st December, 2005, HK$391,000,000 was included in the retained profits in this respect which was distributable to equity holders of the Group subject to consultation with the Hong Kong Monetary Authority.

本集團符合香港金融管理局之要求以維持須超過《香港會計準則》的最低減值準備。於2005年12月31日,留存溢利中包括與此有關可派發予本集團股東港幣391,000,000元,但派發前須諮詢香港金融管理局。

38.RESERVES (continued) 儲備（續）

At 31st December, 2005, the aggregate amount of reserves available for distribution to equity holders of the Bank was HK$16,773,233,000 (2004 restated: HK$14,749,332,000). After the balance sheet date the directors proposed a final dividend of HK$0.93 per ordinary share (2004: HK$0.80 per share), amounting to HK$1,404,514,000 (2004: HK$1,193,599,000). The dividend has not been recognised as a liability at the balance sheet date.

於2005年12月31日，可派發予本行股東的儲備總額為港幣16,773,233,000元（2004年重報：港幣14,749,332,000元）。在結算日後董事擬派末期息每股普通股港幣0.93元（2004年：港幣0.80元），總額達港幣1,404,514,000元（2004年：港幣1,193,599,000元）。於結算日並未確認該股息為負債。

39.MINORITY INTERESTS 少數股東權益

		2005 **HK$'000 港幣千元**	2004 HK$'000 港幣千元
At 1 January	於1月1日	**165,655**	24,418
– acquisition of subsidiaries	－購入附屬公司	**975**	–
– decrease/(increase) in shareholding	－減少／(增加)權益	**3,409**	(2,092)
– contribution from minority shareholders	－少數股東借款	**–**	118,562
– exchange adjustments	－外匯調整	**(132)**	–
Profit for the year	－年度內溢利	**37,256**	24,767
At 31 December	－於12月31日	**207,163**	165,655

40.FINANCIAL RISK MANAGEMENT 財務風險管理

This section presents information on the Group's financial risk management.

The Group has in place a credit risk management system to identify, measure, monitor and control the various types of risk that the Group faces and, where appropriate, to allocate capital against those risks. The risk management policies including credit risk, market risk, interest rate risk, liquidity risk, operational risk, legal risk, reputation risk; and strategic risk of the Group are reviewed regularly by the Management and related recognised committees, and recommendations are made by the Risk Management Committee for the approval of the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures.

本部分載述有關本集團財務風險管理的資料。

本集團已建立一套風險管理系統，以識別、衡量、監察及控制本集團所承受的各類風險，並於適當的情況下調配資本以抵禦該等風險。本集團就信貸風險、市場風險、利率風險、流動資金風險、營運風險、法律風險、信譽風險和策略風險制定的管理政策，均由管理層和有關的專責委員會定期檢討，並由風險管理委員會提出建議，最後經董事會批核。內部稽核員亦會對業務部門定期進行稽核，以確保該等政策及程序得以遵從。

(a) Credit Risk Management

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. Such risk may arise from counterparty risks from loan and advances, issuer risks from the securities business, counterparty risks from trading activities and country risks.

The Board of Directors has delegated authority to the Credit Committee to oversee management of the Group's credit risk, independent of the business units. The Credit Committee reports to the Board of Directors via the Risk Management Committee, which deals with all credit risk management related issues of the Group.

The Credit Committee is responsible for all credit risk related issues for the Group. The Group identifies and manages credit risk through target market definitions, formulation of credit policies, credit approval process and monitoring of asset quality.

(a) 信貸風險管理

信貸風險源於客戶或交易對手未能履行其承擔，可來自本集團貸款中的交易對手風險、證券業務的發行商風險、交易活動的交易對手風險和國家風險。

為監察本集團的信貸風險管理，董事會已授權信貸委員會執行此職能；而信貸風險管理乃獨立於所有業務部門。信貸委員會經風險管理委員會向董事會匯報。風險管理委員會負責處理本集團所有與信貸風險管理相關的事項。

信貸委員會負責處理所有與本集團信貸風險有關的事務。本集團識別和管理信貸風險的方法，包括設定目標市場、制定信貸政策和信貸審批程序，以及監控資產素質。

In evaluating the credit risk associated with an individual customer or counterparty, financial strength and repayment ability are always the primary considerations. Credit risk may be mitigated by obtaining collateral from the customer or counterparty.

本集團在評估與個別客戶或交易對手相關的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。

The Group has established policies and procedures to identify, measure, monitor and control credit risk. In this connection, guidelines for management of credit risk have been laid down in the Group's Credit Manual. These guidelines stipulate delegated lending authorities, credit extension criteria, credit monitoring process, 10-grade loan classification system, credit recovery and provisioning policy. They are reviewed and enhanced on an on-going basis to cater for the market change, statutory requirement and best practice risk management processes.

本集團已制定多項政策及程序，以識別、衡量、監察及控制本集團所承受的信貸風險。在此方面，本集團已將信貸風險管理指引詳列於信貸手冊內，對信貸權限授權、授信標準、信貸監控程序、10級貸款分類系統、信貸追收及撥備政策訂下規定。本集團持續檢討和改善該等指引，以配合市場轉變、有關法定要求和最佳作業風險管理程序。

The Group's credit risk management for the major types of credit risk is depicted as follows: –

本集團就下列各類主要信貸風險實行信貸風險管理：

(i) Corporate credit risk

The Group has laid down policies and procedures to evaluate the potential credit risk of a particular counterparty or transaction and to approve the transaction. For corporate customers, the Group has a detailed risk grading system that is applied to each counterparty. To monitor concentration risk, the Group has pre-set limits for exposures to individual industries and for borrowers and groups of borrowers. The Group also has a review process that ensures the proper level of review and approval depending on the size of the facility and risk grading of the credit.

The Group undertakes ongoing credit analysis and monitoring at several levels. The policies are designed to promote early detection of counterparty, industry or product exposures that require special monitoring. The overall portfolio risk as well as individual problem loans and potential problem loans are being monitored on a regular basis.

(i) 企業信貸風險

本集團已制定多項政策及程序，以評估特定交易對手或交易的潛在信貸風險，以及決定批核有關交易與否。就企業客戶而言，本集團已制定一套適用於所有交易對手的詳盡風險評級系統。為監控信貸集中的潛在風險，本集團已就個別行業及不同的借款人和借款人團體預設風險承擔限額。本集團亦已設定檢討程度，確保按照貸款的規模和風險評級，為貸款進行適當的檢討和審批。

本集團持續進行多個層次的信貸分析和監控。有關政策乃旨在盡早發現需要特別監控的交易對手、行業或產品的風險承擔。交易組合的整體風險和個別問題貸款及潛在問題貸款，均定期予以監控。

(ii) Retail credit risk

The Group's retail credit policy and approval process are designed for the fact that there are high volumes of relatively homogeneous, small value transactions in each retail loan category. The formulation of credit policies is primarily based on the demographic factors and the loss experience of the loan portfolios. The Group monitors its own and industry experience to determine and periodically revise product terms and desired customer profiles.

(ii) 零售信貸風險

本集團的零售信貸政策和審批程序是因應各類零售貸款中均有大量類似的小額交易而制定的。在制定信貸政策時，本集團的主要考慮因素包括人口結構因素和有關貸款組合過往的損失。本集團監控本身和行業狀況以設定和定期修訂產品條款和目標客戶組合。

(iii) Credit risk for treasury transactions

The credit risk of the Group's treasury transactions is managed the same way as the Group manages its corporate lending risk. The Group applies risk grading system to its counterparties and sets individual counterparty limits.

(iii) 財資交易的信貸風險

本集團採用企業信貸風險的管理方法，管理本集團財資交易的信貸風險，包括引用交易對手的風險評級系統及設定個別交易對手的風險限額。

(iv) Credit-related commitment

The risks involved in credit-related commitments and contingencies are essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit application, portfolio maintenance and collateral requirements as for customers applying for loans.

(iv) 與信貸有關的承諾

與信貸有關的承諾和或有事項的風險，本質上與提供貸款予客戶時的信貸風險相同。因此，有關交易必須符合客戶申請貸款時所要達到的信貸申請、組合保存和抵押要求。

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理（續）

(a) Credit Risk Management (continued)

(v) Concentrations of credit risk

Concentration of credit risk exists when changes in geographic, economic or industry factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Group's total exposures. The Group's portfolio of financial instruments is diversified along geographic, industry and product sectors.

The Group has been monitoring its concentration risk by adopting appropriate risk control measures, such as setting limits on exposures to different industries and loan portfolios.

(b) Market risk management

Market risk arises on all market risk sensitive financial instruments, including debt securities, foreign exchange contracts, equity and derivative instruments, as well as from balance sheet or structural positions. The objective of market risk management is to avoid excessive exposure of earnings and equity to loss and to reduce the Group's exposure to the volatility inherent in financial instruments.

The Board of Directors reviews and approves policies for the management of the market risks. The Board has delegated the responsibility for ongoing general market risk management to the Asset and Liability Management Committee. The Asset and Liability Management Committee reports to the Board of Directors via the Risk Management Committee.

The Asset and Liability Management Committee deals with all market risk and liquidity risk related issues of the Group. It is also responsible for deciding the future business strategy witn respect to interest rates trend review.

The use of derivatives for proprietary trading and their sale to customers as risk management products is an integral part of the Group's business activities. These instruments are also used to manage the Group's own exposures to market risk as part of its asset and liability management process. The principal derivatives instruments used by the Group are interest and foreign exchange rate related contracts, which are over-the-counter derivatives or exchange traded derivatives. Most of the Group's derivatives positions have been entered into to meet customer demand and to manage the risk of these and other trading positions.

The Group sets various positions and sensitivity limit structures. Additionally, the Group applies a sensitivity analysis and scenario analysis, both on individual portfolios and on the Group's consolidated positions to assess the potential impact on the Group's earnings as a result of extreme movements in market prices.

(i) Currency risk

The Group's foreign currency positions arise from foreign exchange dealing, commercial banking operations and structural foreign currency exposures. All foreign currency positions are managed within limits approved by the Board.

The Group uses Value-at-risk (VaR) to quantify the market risk exposure of the trading activities. VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and at a give level of confidence.

(a) 信貸風險管理（續）

(v) 信貸集中的風險

信貸集中的風險源於交易對手團體受到地緣、經濟或行業因素的影響，而該等團體的整體信貸風險承擔對本集團的總體風險承擔至關重要。本集團的財務工具分散覆蓋不同地區、行業和產品。

本集團一直採用適當的風險控制措施，例如就不同行業和貸款組合釐定風險限額，以監控信貸集中的風險。

(b) 市場風險管理

市場風險源自所有對市場風險敏感的財務工具，包括債務證券、外匯合約、股份和衍生工具，以及資產負債表或結構性持倉。市場風險管理旨在避免本集團在收益和股份上承受過大的損失，亦同時減少本集團因財務工具內在的波動性而承受的風險。

董事會檢討和審批市場風險的管理政策，並已授權資產負債管理委員會負責持續進行一般的市場風險管理。資產負債管理委員會經風險管理委員會向董事會匯報。

資產負債管理委員會負責處理本集團一切與市場風險和流動資金風險相關的事項，亦負責根據利率走勢檢討結果而釐定未來業務策略。

進行衍生工具交易及向客戶出售衍生工具以用作風險管理產品為本集團其中一項重要業務。此等工具亦用以管理本集團所承受的市場風險，作為本集團資產負債管理的部分程序。本集團所採用的衍生工具主要為利率和匯率相關合約，即為場外或場外交易的衍生工具。本集團大部分的衍生工具持倉均為切合客戶需求，以及為此等和其他交易項目而進行風險管理。

本集團釐定不同的持倉和敏感度限額結構，亦就個別交易組合和本集團的綜合持倉情況進行敏感度分析和情況分析，從而評估本集團收益因市場價值大幅波動而受到的潛在影響。

(i) 貨幣風險

本集團的外匯風險源自外匯買賣、商業銀行業務和結構性外匯風險。所有外幣持倉均維持在董事會所訂定的限額內。

本集團運用風險數額量化交易活動的市場風險。風險數額是統計學上的估計，用以量度某一時段內於某一置信水平，持倉情況維持不變但因市場息率和價格的波動而引致的潛在虧損。

Structural foreign currency positions, which arise mainly on foreign currency investments in the Group's branches, subsidiaries and associated companies, are excluded from VaR measurements as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuations. The Group seeks to match closely its foreign currency denominated assets with corresponding liabilities in the same currencies.

本集團於分行、附屬公司和聯營公司的外匯投資，其有關的溢利及虧損因為已撥入儲備，所以未計算在風險數額內。管理此等外幣投資的主要目的，是保障本集團的儲備免受匯率波動的影響。本集團盡力將以外幣計值的資產與以同一貨幣計值的負債，保持在相若水平。

The following table indicates the concentration of currency risk at the balance sheet date:

下表顯示於結算日貨幣風險集中的情況：

		The Group 集團							
		2005				2004			
		HKD 港幣 HK$'000 港幣千元	USD 美元 HK$'000 港幣千元	Other foreign currencies 其他外幣 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元	HKD 港幣 HK$'000 港幣千元	USD 美元 HK$'000 港幣千元	Other foreign currencies 其他外幣 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產								
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	590,312	1,393,234	2,542,041	4,525,587	797,788	1,055,546	1,802,259	3,655,593
Placements with banks and others financial institutions	在銀行及其他金融機構的存款	14,188,700	15,597,931	15,560,624	45,347,255	16,281,630	10,549,551	15,252,225	42,083,406
Trade bills	貿易票據	29,427	544,671	38,489	612,587	35,348	1,337,973	26,817	1,400,138
Trading assets	交易用途資產	2,537,282	655,968	52,329	3,245,579	1,988,657	243,527	51,241	2,283,425
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	2,462,606	7,213,078	482,023	10,157,707	-	-	-	-
Advances to customers and other accounts	貸款及其他賬項	94,653,094	27,197,807	22,985,888	144,836,789	84,758,725	21,684,133	16,158,572	122,601,430
Available-for-sale financial assets	可供出售金融資產	4,837,259	2,261,946	1,299,916	8,399,121	-	-	-	-
Other investments in securities	其他證券投資	-	-	-	-	5,677,884	4,528,203	1,614,534	11,820,621
Held-to-maturity investments	持至到期投資	1,623,077	10,539,293	854,589	13,016,959	2,324,453	13,215,802	2,017,690	17,557,945
Investment in associates	聯營公司投資	538,494	230,086	-	768,580	534,121	191,842	-	725,963
Fixed assets	固定資產	5,078,184	140,208	137,507	5,355,899	5,451,459	143,021	103,270	5,697,750
Goodwill	商譽	2,110,464	130,007	254,479	2,494,950	2,110,464	116,663	221,029	2,448,156
Deferred tax assets	遞延稅項資產	1,143	13,130	24,196	38,469	14,851	38,619	41,649	95,119
		128,650,042	65,917,359	44,232,081	238,799,482	119,975,380	53,104,880	37,289,286	210,369,546
Liabilities	負債								
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	445,169	1,457,589	11,882,661	13,785,419	388,187	1,674,153	7,509,317	9,571,657
Deposits from customers	客戶存款	94,717,155	48,509,159	32,668,611	175,894,925	88,015,201	45,174,342	30,548,122	163,737,665
Trading liabilities	交易用途負債	1,516,853	369,905	50,241	1,936,999	1,140,089	989	50,780	1,191,858
Certificates of deposit issued	已發行存款證	4,290,756	940,558	1,200,077	6,431,391	2,464,784	913,545	800,294	4,178,623
Current taxation	本期稅項	204,951	8,852	47,892	261,695	150,700	13,750	14,919	179,369
Deferred tax liabilities	遞延稅項負債	626,902	-	583	627,485	729,204	-	62	729,266
Other accounts and provisions	其他賬項及準備	5,477,104	773,183	657,973	6,908,260	2,970,327	949,085	731,778	4,651,190
Loan capital	借貸資本	-	8,548,780	-	8,548,780	-	4,271,124	-	4,271,124
Total liabilities	負債總額	107,278,890	60,608,026	46,508,038	214,394,954	95,858,492	52,996,988	39,655,272	188,510,752
Off balance sheet positions	資產負債表以外的持倉								
Credit commitments and contingent liabilities	信貸承擔及或有負債	32,411,760	9,121,178	7,672,562	49,205,500	29,673,820	7,650,130	6,962,181	44,286,131
Derivatives	衍生工具	13,417,969	32,892,553	9,961,665	56,272,187	6,658,687	18,314,585	8,670,200	33,643,472

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理（續）

(b) Market risk management (continued) (b) 市場風險管理（續）

(i) Currency risk (continued) (i) 貨幣風險（續）

The Bank 銀行

		2005				2004			
		HKD 港幣 HK$'000 港幣千元	**USD 美元 HK$'000 港幣千元**	**Other foreign currencies 其他外幣 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**	HKD 港幣 HK$'000 港幣千元	USD 美元 HK$'000 港幣千元	Other foreign currencies 其他外幣 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產								
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	**539,324**	**1,316,186**	**2,520,905**	**4,376,415**	768,630	910,926	1,780,900	3,460,456
Placements with banks and others financial institutions	在銀行及其他金融機構的存款	**14,188,701**	**15,314,757**	**15,549,156**	**45,052,614**	16,281,630	10,367,124	15,244,599	41,893,353
Trade bills	貿易票據	**29,427**	**544,671**	**38,489**	**612,587**	35,348	1,337,319	26,817	1,399,484
Trading assets	交易用途資產	**2,521,085**	**654,192**	**52,329**	**3,227,606**	1,973,556	243,527	51,241	2,268,324
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	**2,452,331**	**7,183,639**	**481,963**	**10,117,933**	-	-	-	-
Advances to customers and other accounts	貸款及其他賬項	**94,854,722**	**23,384,563**	**21,041,780**	**139,281,065**	84,977,843	18,547,659	14,587,509	118,113,011
Available-for-sale financial assets	可供出售金融資產	**4,582,164**	**1,826,865**	**1,294,973**	**7,704,002**	-	-	-	-
Amounts due from subsidiaries	附屬公司欠款	**699,846**	**705,017**	**323,954**	**1,728,817**	855,953	782,497	417,414	2,055,864
Other investments in securities	其他證券投資	**-**	**-**	**-**	**-**	5,570,268	3,812,575	1,610,374	10,993,217
Held-to-maturity investments	持至到期投資	**859,153**	**9,742,240**	**693,176**	**11,294,569**	1,926,485	12,607,943	1,859,908	16,394,336
Investment in subsidiaries and associates	附屬公司和聯營公司的投資	**825,982**	**1,206,184**	**208,666**	**2,240,832**	723,022	1,050,192	208,666	1,981,880
Fixed assets	固定資產	**5,063,893**	**8,519**	**49,186**	**5,121,598**	5,143,061	10,437	54,368	5,207,866
Goodwill	商譽	**1,460,292**	**-**	**-**	**1,460,292**	1,460,292	-	-	1,460,292
Deferred tax assets	遞延税項資產	**-**	**9,392**	**20,841**	**30,233**	13,950	32,984	38,008	84,942
		128,076,920	**61,896,225**	**42,275,418**	**232,248,563**	119,730,038	49,703,183	35,879,804	205,313,025
Liabilities	負債								
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	**445,169**	**1,417,651**	**11,742,321**	**13,605,141**	388,187	1,610,794	7,477,037	9,476,018
Deposits from customers	客戶存款	**94,717,155**	**41,430,265**	**29,743,368**	**165,890,788**	88,015,201	38,386,825	27,506,291	153,908,317
Trading liabilities	交易用途負債	**1,516,853**	**367,975**	**50,241**	**1,935,069**	1,140,089	989	50,780	1,191,858
Certificates of deposit issued	已發行存款證	**6,490,756**	**940,558**	**1,200,077**	**8,631,391**	4,664,784	913,545	800,294	6,378,623
Amounts due to subsidiaries	欠附屬公司款項	**403,818**	**8,030,973**	**1,417,586**	**9,852,377**	322,080	8,410,225	1,630,378	10,362,683
Current taxation	本期税項	**199,304**	**4,579**	**44,700**	**248,583**	134,015	11,806	6,209	152,030
Deferred tax liabilities	遞延税項負債	**626,893**	**-**	**-**	**626,893**	718,107	-	-	718,107
Other accounts and provisions	其他賬項及準備	**3,577,531**	**550,522**	**607,396**	**4,735,449**	1,574,052	730,101	666,663	2,970,816
Loan capital	借貸資本	**-**	**4,274,859**	**-**	**4,274,859**	-	-	-	-
Total liabilities	負債總額	**107,977,479**	**57,017,382**	**44,805,689**	**209,800,550**	96,956,515	50,064,285	38,137,652	185,158,452
Off balance sheet positions	資產負債表以外的持倉								
Credit commitments and contingent liabilities	信貸承擔及或有負債	**32,457,160**	**8,688,838**	**7,279,391**	**48,425,389**	29,719,519	7,125,661	6,636,445	43,481,625
Derivatives	衍生工具	**13,414,029**	**32,174,666**	**9,961,665**	**55,550,360**	6,732,820	18,097,161	8,670,200	33,500,181

(ii) Interest rate risk

The Group's interest rate positions arise from treasury and commercial banking activities. Interest rate risk arises in both trading portfolios and non-trading portfolios. Interest rate risk primarily results from the timing differences in the repricing of interest-bearing assets, liabilities and commitments. It also related to positions from non-interest bearing liabilities including shareholders' funds and current accounts, as well as from certain fixed rate loans and liabilities. Interest rate risk is daily managed by the Treasury Department within the limit approved by the Board of Directors. The instruments used to manage interest rate risk include interest rate swaps and other derivatives.

The following table summarises the range of effective average interest rates for the year ended 31st December for monetary financial instruments:

(ii) 利率風險

本集團的利率持倉源自財資及商業銀行業務活動。利率風險則源自交易組合和非交易組合。利率風險主要是由帶息資產、負債及承擔在再定息的時差所致，亦與無息負債持倉有關，其中包括股東資金和往來賬戶及若干定息貸款和負債。利率風險由資金部管理，並維持在經董事會批核的限額內。管理利率風險的工具包括利率掉期和其他衍生工具。

下表概述於截至12月31日止年度按貨幣金融工具之有效利率範圍：

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		%	%	**%**	%
		百分率	百分率	**百分率**	百分率
Assets	**資產**				
Cash and short-term funds and placements with banks and other financial institutions	現金及在銀行和其金融機構的結存，及在銀行及其他金融機構的存款	**0-6.99**	0-6.18	**0-6.99**	0-6.18
Trade bills, advances to customers and advances to banks and other financial institutions	貿易票據，客戶貸款及銀行及其他金融機構的貸款	**1.01-17.89**	0.76-17.40	**1.01-17.89**	0.76-17.40
Securities (Note)	證券（附註）	**1.80-8.14**	0.16-4.08	**1.80-8.14**	0.16-4.08
Liabilities	**負債**				
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	**0.02-6.49**	0.11-5.53	**0.02-6.49**	0.11-5.53
Deposits from customers	客戶存款	**0-10.19**	0-5.95	**0-10.19**	0-5.95
Certificates of deposit issued and loan capital	已發行存款證及借貸資本	**2.69-7.59**	0.61-7.50	**2.69-7.59**	0.61-3.10

Note: Securities include:

2005: Certificates of deposit held, trading assets, financial assets designated at fair value through profit or loss, securities measured as loans and receivables, available-for-sale financial assets and held-to-maturity investments

2004: Certificates of deposit held, trading assets, other investments in securities and held-to-maturity investments

附註：證券包括：

2005年：持有存款證、交易資產、指定為通過損益以反映公平價值的金融資產、以貸款及應收賬款計量的證券、可供出售金融資產及持至到期投資

2004年：持有存款證、交易資產、其他證券投資及持至到期投資

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理（續）

(b) Market risk management (continued)

(ii) Interest rate risk (continued)

The following table indicates the expected next repricing dates (or maturity dates whichever are earlier) for the interest bearing assets and liabilities at the balance sheet date.

(b) 市場風險管理（續）

(ii) 利率風險（續）

下表顯示於結算日帶息資產及負債的預計下次利率重訂日（或到期日取其較短者）。

The Group 集團

		2005					
		3 months or less 3個月或以下 HK$'000 港幣千元	Over 3 months to 1 year 3個月以上至1年 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Non-interest bearing 非帶息 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	3,535,135	-	-	-	990,452	4,525,587
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	45,157,647	178,306	-	-	11,302	45,347,255
Trade bills	貿易票據	506,124	46,551	-	-	59,912	612,587
Trading assets	交易用途資產	1,532,252	128,082	-	-	1,585,245	3,245,579
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	5,483,318	2,077,374	2,307,561	276,618	12,836	10,157,707
Advances to customers	客戶貸款	98,672,350	16,262,288	16,442,580	5,171,849	2,194,680	138,743,747
Other accounts	其他賬項	1,512,723	1,199,401	81,418	-	57,287	2,850,829
Advances to banks and other financial institutions	銀行及其他金融機構貸款	1,187,270	1,097,964	81,418	-	57,468	2,424,120
Notes and bonds	債券	286,678	101,437	-	-	(181)	387,934
Certificates of deposit	存款證	38,775	-	-	-	-	38,775
Available-for-sale financial assets	可供出售金融資產	4,327,227	699,762	1,298,663	850,069	1,223,400	8,399,121
Held-to-maturity investments	持至到期投資	1,655,381	3,341,529	6,444,223	1,483,086	92,740	13,016,959
Non-interest bearing assets	非帶息資產	-	-	-	-	11,900,111	11,900,111
Total Assets	資產總	162,382,157	23,933,293	26,574,445	7,781,622	18,127,965	238,799,482
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	8,147,166	5,601,056	28,306	-	8,891	13,785,419
Deposits from customers	客戶存款	156,004,202	8,220,726	3,720,830	827,409	7,121,758	175,894,925
Trading liabilities	交易用途負債	1,195,342	397	33,846	296	707,118	1,936,999
Certificates of deposit issued	已發行存款證	1,497,709	1,999,760	2,933,922	-	-	6,431,391
Loan capital	借貸資本	4,265,305	-	-	4,274,859	8,616	8,548,780
Non-interest bearing liabilities	非帶息負債	-	-	-	-	7,797,440	7,797,440
Total liabilities	負債總額	171,109,724	15,821,939	6,716,904	5,102,564	15,643,823	214,394,954
Asset-liability gap	資產－負債差距	(8,727,567)	8,111,354	19,857,541	2,679,058		

The Group 集團

		2004					
		3 months or less 3個月或以下 HK$'000 港幣千元	Over 3 months to 1 year 3個月以上至1年 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Non-interest bearing 非帶息 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	2,615,758	–	–	–	1,039,835	3,655,593
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	41,855,344	228,062	–	–	–	42,083,406
Trade bills	貿易票據	965,173	327,021	6,400	–	101,544	1,400,138
Trading assets	交易用途資產	1,245,773	147,446	1,613	–	888,593	2,283,425
Advances to customers	客戶貸款	84,331,783	12,111,012	14,601,577	3,636,726	2,577,655	117,258,753
Advances to banks and other financial institutions	銀行及其他金融機構貸款	1,584,246	487,739	363	–	42,307	2,114,655
Other investments in securities	其他證券投資	7,009,204	1,368,728	2,663,125	17,009	762,555	11,820,621
Held-to-maturity investments	持至到期投資	1,951,352	1,726,461	11,877,562	1,986,453	16,117	17,557,945
Non-interest bearing assets	非帶息資產	–	–	–	–	12,195,010	12,195,010
Total Assets	資產總	141,558,633	16,396,469	29,150,640	5,640,188	17,623,616	210,369,546
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	6,256,906	3,269,267	40,037	–	5,447	9,571,657
Deposits from customers	客戶存款	143,169,739	7,788,683	3,615,869	364,994	8,798,380	163,737,665
Trading liabilities	交易用途負債	799,942	99,965	36,616	107	255,228	1,191,858
Certificates of deposit issued	已發行存款證	323,334	2,000,000	1,845,491	9,798	–	4,178,623
Loan capital	借貸資本	4,271,124	–	–	–	–	4,271,124
Non-interest bearing liabilities	非帶息負債	–	–	–	–	5,559,825	5,559,825
Total liabilities	負債總	154,821,045	13,157,915	5,538,013	374,899	14,618,880	188,510,752
Asset-liability gap	資產-負債差距	(13,262,412)	3,238,554	23,612,627	5,265,289		

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(b) Market risk management (continued)

(ii) Interest rate risk (continued)

The Bank 銀行

		2005					
		3 months or less 3個月或以下 HK$'000 港幣千元	Over 3 months to 1 year 3個月以上至1年 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Non-interest bearing 非帶息 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	3,516,377	-	-	-	860,038	4,376,415
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	44,874,308	178,306	-	-	-	45,052,614
Trade bills	貿易票據	506,124	46,551	-	-	59,912	612,587
Trading assets	交易用途資產	1,532,252	128,082	-	-	1,567,272	3,227,606
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	5,479,544	2,077,374	2,307,561	250,954	2,500	10,117,933
Advances to customers	客戶貸款	97,379,735	15,410,497	15,269,563	3,231,485	2,025,343	133,316,623
Other accounts	其他賬項	1,508,845	1,198,780	81,418	-	57,287	2,846,330
Advances to banks and other financial institutions	銀行及其他金融機構貸款	1,187,270	1,097,964	81,418	-	57,468	2,424,120
Notes and bonds	債券	282,800	100,816	-	-	(181)	383,435
Certificates of deposits	存款證	38,775	-	-	-	-	38,775
Available-for-sale financial assets	可供出售金融資產	4,263,585	556,593	1,127,172	728,008	1,028,644	7,704,002
Held-to-maturity investments	持至到期投資	1,552,913	2,958,127	5,819,630	884,387	79,512	11,294,569
Non-interest bearing assets	非帶息資產	-	-	-	-	13,699,884	13,699,884
Total Assets	資產總額	160,613,683	22,554,310	24,605,344	5,094,834	19,380,392	232,248,563
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	8,006,827	5,589,423	-	-	8,891	13,605,141
Deposits from customers	客戶存款	148,521,827	6,185,342	3,516,083	827,409	6,840,127	165,890,788
Trading liabilities	交易用途負債	1,195,342	397	33,846	296	705,188	1,935,069
Certificates of deposit issued	已發行存款證	1,497,709	1,999,760	2,933,922	2,200,000	-	8,631,391
Loan capital	借貸資本	-	-	-	4,274,859	-	4,274,859
Non-interest bearing liabilities	非帶息負債	-	-	-	-	15,463,302	15,463,302
Total liabilities	負債總額	159,221,705	13,774,922	6,483,851	7,302,564	23,017,508	209,800,550
Asset-liability gap	資產-負債差距	1,391,978	8,779,388	18,121,493	(2,207,730)		

The Bank 銀行

		2004					
		3 months or less 3個月或以下 HK$'000 港幣千元	Over 3 months to 1 year 3個月以上至1年 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Non-interest bearing 非帶息 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	2,518,329	–	–	–	942,127	3,460,456
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	41,665,291	228,062	–	–	–	41,893,353
Trade bills	貿易票據	964,519	327,021	6,400	–	101,544	1,399,484
Trading assets	交易用途資產	1,245,773	147,446	1,613	–	873,492	2,268,324
Advances to customers	客戶貸款	83,230,302	11,549,362	13,567,503	2,122,424	2,300,164	112,769,755
Advances to banks and other financial institutions	銀行及其他金融機構貸款	1,584,246	487,739	363	–	42,307	2,114,655
Other investments in securities	其他證券投資	6,623,370	1,275,213	2,450,801	–	643,833	10,993,217
Held-to-maturity investments	持至到期投資	1,889,235	1,634,378	11,319,914	1,542,449	8,360	16,394,336
Non-interest bearing assets	非帶息資產	–	–	–	–	14,019,445	14,019,445
Total Assets	資產總額	139,721,065	15,649,221	27,346,594	3,664,873	18,931,272	205,313,025
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	6,216,852	3,253,719	–	–	5,447	9,476,018
Deposits from customers	客戶存款	135,544,536	6,623,224	2,833,601	364,994	8,541,962	153,908,317
Trading liabilities	交易用途負債	799,942	99,965	36,616	107	255,228	1,191,858
Certificates of deposit issued	已發行存款證	323,334	2,000,000	1,845,491	2,209,798	–	6,378,623
Non-interest bearing liabilities	非帶息負債	–	–	–	–	14,203,636	14,203,636
Total liabilities	負債總額	142,884,664	11,976,908	4,715,708	2,574,899	23,006,273	185,158,452
Asset-liability gap	資產－負債差距	(3,163,599)	3,672,313	22,630,886	1,089,974		

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理（續）

(c) Liquidity risk management

The purpose of liquidity management is to ensure sufficient cash flows to meet all financial commitment and to capitalize on opportunities for business expansion. This includes the Group's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature, to comply with the statutory liquidity ratio, and to make new loans and investments as opportunities arise.

Liquidity is managed on a daily basis by the Treasury Department under the direction of the Asset and Liability Management Committee. The Treasury Department is responsible for ensuring that the Group has adequate liquidity for all operations, and monitoring local and international markets for the adequacy of funding and liquidity.

The Group manages liquidity risk by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short term funding requirements are covered within prudent limits. Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflows in the ordinary course of business. The Group regularly stress tests its liquidity position.

(c) 流動資金風險管理

流動資金風險管理是為了確保本集團維持充足的現金以配合所有財務承擔，並掌握業務擴展的機會。當中包括確保本集團能夠在即時或合約期滿時滿足客戶的提款要求；本集團在借款期滿時能夠還款；本集團符合法定的流動資金比率，以及掌握貸款和投資的機會。

資金部在資產負債管理委員會的督導下，持續監管本集團的流動資金狀況。資金部負責確保本集團為所有業務維持充足的流動資金，及監察本地和國際市場的融資和流動資金狀況。

本集團透過維持充足的流動資產，例如適當的現金和短期資金和證券數量，管理流動資金風險，以確保能在經審慎釐定的限額內符合短期融資要求。本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務過程中未能預計的大量資金需求。本集團定期為流動資金狀況進行壓力測試。

Analysis of assets and liabilities by remaining maturity: 資產及負債的剩餘期限分析：

The Group 集團

2005

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Undated or overdue 無註明日期或逾期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	4,525,587	-	-	-	-	-	4,525,587
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	-	43,654,951	1,692,304	-	-	-	45,347,255
Trade bills	貿易票據	6,766	552,530	53,291	-	-	-	612,587
Trading assets	交易用途資產	-	1,494,650	-	128,082	37,602	1,585,245	3,245,579
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	-	316,897	1,790,375	7,723,154	316,945	10,336	10,157,707
Advances to customers and other accounts	貸款及其他賬項	4,410,325	20,171,366	18,902,982	47,009,838	48,038,008	6,304,270	144,836,789
Available-for-sale financial assets	可供出售金融資產	-	3,349,857	922,242	2,035,688	838,085	1,253,249	8,399,121
Held-to-maturity investments	持至到期投資	-	1,367,038	3,303,891	6,827,973	1,488,166	29,891	13,016,959
Undated assets	無註明日期資產	-	-	-	-	-	8,657,898	8,657,898
Total assets	資產總額	8,942,678	70,907,289	26,665,085	63,724,735	50,718,806	17,840,889	238,799,482
Liabilities	負債							
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	1,368,095	6,787,961	5,258,857	274,411	96,095	-	13,785,419
Deposits from customers	客戶存款	47,711,252	115,613,139	8,065,248	4,505,286	-	-	175,894,925
– Demand deposits and current accounts	－活期存款及往來賬戶	10,864,801	-	-	-	-	-	10,864,801
– Savings deposit	－儲蓄存款	35,497,574	-	-	-	-	-	35,497,574
– Time, call and notice deposits	－定期及通知存款	1,348,877	115,613,139	8,065,248	4,505,286	-	-	129,532,550
Trading liabilities	交易用途負債	1,229,881	-	-	-	-	707,118	1,936,999
Certificates of deposit issued	已發行存款證	-	1,497,709	1,999,760	2,933,922	-	-	6,431,391
Current taxation	本期稅項	-	-	261,695	-	-	-	261,695
Loan capital	借貸資本	-	-	-	-	8,548,780	-	8,548,780
Undated liabilities	無註明日期負債	-	-	-	-	-	7,535,745	7,535,745
Total liabilities	負債總額	50,309,228	123,898,809	15,585,560	7,713,619	8,644,875	8,242,863	214,394,954
Net liability gap	淨負債差距	(41,366,550)	(52,991,520)	11,079,525	56,011,116	42,073,931		

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理（續）

(c) Liquidity risk management (continued) (c) 流動資金風險管理（續）

The Group 集團

2004

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Undated or overdue 無註明日期或逾期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	3,655,593	–	–	–	–	–	3,655,593
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	–	39,489,907	2,593,499	–	–	–	42,083,406
Trade bills	貿易票據	16,213	1,062,771	314,450	6,399	–	305	1,400,138
Trading assets	交易用途資產	–	1,199,803	4,737	144,290	46,002	888,593	2,283,425
Advances to customers and other accounts	貸款及其他賬項	4,908,812	15,252,110	15,100,095	41,979,258	37,942,721	7,418,434	122,601,430
Other investments in securities	其他證券投資	–	3,262,956	2,062,753	4,552,885	1,150,377	791,650	11,820,621
Held-to-maturity investments	持至到期投資	–	1,202,104	1,179,776	13,165,614	2,010,451	–	17,557,945
Undated assets	無註明日期資產	–	–	–	–	–	8,966,988	8,966,988
Total assets	資產總額	8,580,618	61,469,651	21,255,310	59,848,446	41,149,551	18,065,970	210,369,546
Liabilities	負債							
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	454,443	5,676,399	3,400,778	40,037	–	–	9,571,657
Deposits from customers	客戶存款	62,612,821	91,293,158	5,912,264	3,919,422	–	–	163,737,665
– Demand deposits and current accounts	－活期存款及往來賬戶	11,919,118	–	–	–	–	–	11,919,118
– Savings deposit	－儲蓄存款	48,729,729	–	–	–	–	–	48,729,729
– Time, call and notice deposits	－定期及通知存款	1,963,974	91,293,158	5,912,264	3,919,422	–	–	103,088,818
Trading liabilities	交易用途負債	936,630	–	–	–	–	255,228	1,191,858
Certificates of deposit issued	已發行存款證	–	323,334	2,000,000	1,855,289	–	–	4,178,623
Current taxation	本期税項	–	–	179,369	–	–	–	179,369
Loan capital	借貸資本	–	–	–	–	4,271,124	–	4,271,124
Undated liabilities	無註明日期負債	–	–	–	–	–	5,380,456	5,380,456
Total liabilities	負債總額	64,003,894	97,292,891	11,492,411	5,814,748	4,271,124	5,635,684	188,510,752
Net liability gap	淨負債差距	(55,423,276)	(35,823,240)	9,762,899	54,033,698	36,878,427		

The Bank 銀行

		2005						
		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Undated or overdue 無註明日期或逾期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	4,376,415	–	–	–	–	–	4,376,415
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	–	43,360,310	1,692,304	–	–	–	45,052,614
Trade bills	貿易票據	6,766	552,530	53,291	–	–	–	612,587
Trading assets	交易用途資產	–	1,494,650	–	128,082	37,602	1,567,272	3,227,606
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	–	316,897	1,790,376	7,719,380	291,280	–	10,117,933
Advances to customers and other accounts	貸款及其他賬項	3,840,650	19,790,332	17,815,579	44,535,160	47,308,434	5,990,910	139,281,065
Available-for-sale financial assets	可供出售金融資產	–	3,323,604	788,390	1,840,590	728,008	1,023,410	7,704,002
Held-to-maturity investments	持至到期投資	–	1,256,851	2,921,263	6,206,930	901,806	7,719	11,294,569
Undated assets	無註明日期資產	–	–	–	–	–	10,581,772	10,581,772
Total assets	資產總額	8,223,831	70,095,174	25,061,203	60,430,142	49,267,130	19,171,083	232,248,563
Liabilities	負債							
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	1,368,095	6,647,622	5,258,857	234,472	96,095	–	13,605,141
Deposits from customers	客戶存款	45,796,982	109,472,691	6,277,232	4,343,883	–	–	165,890,788
– Demand deposits and current accounts	－活期存款及往來賬戶	10,339,818	–	–	–	–	–	10,339,818
– Savings deposit	－儲蓄存款	34,491,458						34,491,458
– Time, call and notice deposits	－定期及通知存款	965,706	109,472,691	6,277,232	4,343,883	–	–	121,059,512
Trading liabilities	交易用途負債	1,229,881	–	–	–	–	705,188	1,935,069
Certificates of deposit issued	已發行存款證	–	1,497,709	1,999,760	2,933,922	2,200,000	–	8,631,391
Current taxation	本期稅項	–	–	248,583	–	–	–	248,583
Loan capital	借貸資本	–	–	–	–	4,274,859	–	4,274,859
Undated liabilities	無註明日期負債	–	–	–	–	–	15,214,719	15,214,719
Total liabilities	負債總額	48,394,958	117,618,022	13,784,432	7,512,277	6,570,954	15,919,907	209,800,550
Net liability gap	淨負債差距	(40,171,127)	(47,522,848)	11,276,771	52,917,865	42,696,176		

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(c) Liquidity risk management (continued) (c) 流動資金風險管理(續)

The Bank 銀行

2004

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Undated or overdue 無註明日期或逾期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	3,460,456	–	–	–	–	–	3,460,456
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	–	39,299,855	2,593,498	–	–	–	41,893,353
Trade bills	貿易票據	16,213	1,062,117	314,450	6,399	–	305	1,399,484
Trading assets	交易用途資產	–	1,199,803	4,737	144,289	46,002	873,493	2,268,324
Advances to customers and other accounts	貸款及其他賬項	4,482,714	14,990,067	14,163,735	41,137,461	36,163,986	7,175,048	118,113,011
Other investments in securities	其他證券投資	–	3,192,726	1,978,786	4,300,667	884,298	636,740	10,993,217
Held-to-maturity investments	持至到期投資	–	1,132,232	1,087,693	12,607,966	1,566,445	–	16,394,336
Undated assets	無註明日期資產	–	–	–	–	–	10,790,844	10,790,844
Total assets	資產總額	7,959,383	60,876,800	20,142,899	58,196,782	38,660,731	19,476,430	205,313,025
Liabilities	負債							
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	454,443	5,636,345	3,385,230	–	–	–	9,476,018
Deposits from customers	客戶存款	60,898,992	84,774,611	5,042,358	3,192,356	–	–	153,908,317
– Demand deposits and current accounts	－活期存款及往來賬戶	11,438,652	–	–	–	–	–	11,438,652
– Savings deposit	－儲蓄存款	47,922,672	–	–	–	–	–	47,922,672
– Time, call and notice deposits	－定期及通知存款	1,537,668	84,774,611	5,042,358	3,192,356	–	–	94,546,993
Trading liabilities	交易用途負債	936,630	–	–	–	–	255,228	1,191,858
Certificates of deposit issued	已發行存款證	–	323,334	2,000,000	1,855,289	2,200,000	–	6,378,623
Current taxation	本期稅項	–	–	152,030	–	–	–	152,030
Undated liabilities	無註明日期負債	–	–	–	–	–	14,051,606	14,051,606
Total liabilities	負債總額	62,290,065	90,734,290	10,579,618	5,047,645	2,200,000	14,306,834	185,158,452
Net liability gap	淨負債差距	(54,330,682)	(29,857,490)	9,563,281	53,149,137	36,460,731		

As the trading portfolios may be sold before maturity or deposits from customers may mature without being withdrawn, the contractual maturity dates do not represent expected dates of future cash flows.

由於交易組合可能於到期前出售或客戶存款可能在到期前被提取，合約到期日並非代表未來現金流的估計日期。

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(d) Operational risk, legal risk, reputation risk, and strategic risk management

Operational risk, legal risk, reputation risk and strategic risk arise from the Group's daily operation and fiduciary activities. The primary focus is to identify, assess and monitor these risks and to fulfill regulatory requirements.

The Board of Directors reviews and approves policies for these risks, and it has delegated the responsibility for ongoing risk management to the Operational and Other Risks Management Committee. The Operational and Other Risks Management Committee reports to the Board of Directors via the Risk Management Committee.

(d) 營運風險、法律風險、信譽風險和策略性風險管理

營運風險、法律風險、信譽風險和策略性風險源自本集團的日常營運和受託人活動，重點是識別、評估和監控此等風險及符合監管規定。

董事會為此等風險檢討和審批有關政策，已授權營運及其他風險管理委員會負責持續管理此等風險。營運及其他風險管理委員會經風險管理委員會向董事會匯報。

41. FAIR VALUES OF FINANCIAL INSTRUMENTS 金融工具的公平價值

(a) Estimation of fair values

Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, the most suitable measure for fair value is the quoted market price. In the absence of organised secondary markets for most financial instruments, and in particular for loans, deposits and unlisted derivatives, direct market prices are not available. The fair value of such instruments was therefore calculated on the basis of well-established valuation techniques using current market parameters. In particular, the fair value is a theoretical value applicable at a given reporting date, and hence can only be used as an indicator of value realisable in a future sale.

The Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate the models. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experiences and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instruments.

The following methods and significant assumptions have been applied in determining the fair values of financial instruments:

(i) the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;

(ii) the fair value of variable rate financial instruments is assumed to approximate their carrying amounts and, in the case of loans and unquoted debt securities, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the amount of the impairment allowances from both the carrying amount and fair value;

(a) 公平價值估計

公平價值估計是根據金融工具的特性和相關市場資料於某一特定時間作出，因此一般是主觀的。若有市場報價，市場報價是計量公平價值最適合的方法，但由於大多數金融工具，尤其是貸款、存款及非上市衍生工具，均欠缺一個有組織的二手市場，因此並無直接市場報價。此等工具的公平價值會根據一些使用現時市場參數的既定估值模式計算。要特別指出的是，公平價值是指適用於某一特定報告日期的理論價值，所以只可作為日後將金融工具出售時，金融工具可變現價值的指標。

本集團會將使用模式推算所得的估值與相若金融工具的報價比較，及在變現後將估值與實際價值比較，以進一步驗證此等模式和作出調整。此等模式涉及不穩定因素，並會受到本集團所用假定和本集團對各類金融工具的風險特性、貼現率、估計將來現金流、預期將來損失和其他因素所作判斷的重大影響。如本集團更改有關假定，便可能對此等估計和估計所得的公平價值產生顯著影響。本集團不一定能夠與獨立市場內的相若價值比較，以證明推算所得的公平價值估計正確。在很多時候，本集團均不能將金融工具即時出售以實現此等公平價值。

本集團採用下列方法和重要假定，以釐定金融工具的公平價值：

(i) 不設指定期限的活期存款和儲蓄賬戶的公平價值，乃假定為於結算日可按要求而支付的金額；

(ii) 浮息金融工具的公平價值，乃假定為與其賬面值相若。如此等工具為貸款和非上市債務證券，由於相關的信貸風險影響是在賬面值和公平價值中將減值準備金額減除後才分別予以確認，因此其公平價值不能反映其信貸素質的改變；

41. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued) 金融工具的公平價值(續)

(a) Estimation of fair values (continued)

(iii) the fair value of fixed rate loans and mortgages carried at amortized cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amount of the impairment loss and allowances from both the carrying amount and fair value.

(iv) the fair value of unquoted equity investments is estimated, if possible, using applicable price/earnings ratios for similar listed companies adjusted to reflect the specific circumstances of the issuers.

(v) the fair value of unlisted open-ended investment funds are estimated using the net asset value per share as reported by the managers of such funds.

(vi) the fair value of forward exchange contracts and interest rate swaps is estimated either using broker quotes or by discounting future cash flows. Future cash flows are estimated based on management's best estimate of the amount it would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties. The discount rate used is a market rate for a similar instrument at the balance sheet date. The fair value of an option contract is determined by applying the Black-Scholes option valuation model. Inputs are based on market related data at the balance sheet date.

(b) Fair value

All financial instruments are stated at fair value or carried at amounts not materially different from their fair values as at 31st December 2005 and 2004, except for held-to-maturity investments as set out in Note 27.

(a) 公平價值估計(續)

(iii) 以攤銷成本入賬的定息貸款和按揭貸款的公平價值，乃在此等貸款按相若貸款所獲提供的目前市場利率批出時，以市場利率比較的方式估計。由於相關的信貸風險影響是在賬面值和公平價值中將減值準備金額減除後才分別予以確認，在決定公平價值總額時，貸款組合內各項貸款的信貸素質的改變均不會予以考慮。

(iv) 非上市股票投資的公平價值是在可能情況下，將相若上市公司適用的價格/盈利比率調整，以反映發行商所處的特殊狀況。

(v) 非上市開放式投資基金的公平價值估計，是基於投資經理所匯報的每股資產淨值作出。

(vi) 遠期外匯合約和利率掉期的公平價值，是採用經紀報價或折讓將來現金流方法估計。將來現金流乃按管理層在考慮市場現況和另一方的目前信貸狀況後，就其在結算日可藉終止合約而收取或支付的最佳估計金額。本集團採用的貼現率是在結算日適用於相若工具的市場利率。期權合約的公平價值是採用柏力克－舒爾斯期權估值模式估計。本集團輸入的資料則是以結算日的相關市場資料為基礎。

(b) 公平價值

除附註27所載有關持至到期投資外，所有金融工具均是以公平價值或與其於2004年12月31日和2005年同日的公平價值相若的金額入賬。

42. OFF-BALANCE SHEET EXPOSURES 資產負債表以外的項目

(a) Contingent Liabilities and Commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

(a) 或然負債及承擔

以下為每項或然負債及承擔主要類別的合約數額摘要：

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Direct credit substitutes	直接信貸代替品	**4,839,458**	5,375,979	**4,813,652**	5,345,427
Transaction-related contingencies	與交易有關的或然項目	**805,458**	486,028	**805,458**	486,028
Trade-related contingencies	與貿易有關的或然項目	**1,908,453**	2,501,087	**1,836,780**	2,450,532
Other commitments with an original maturity of:	其他承擔：				
under 1 year or which are unconditionally cancellable	原到期日少於1年或可無條件取消	**32,104,801**	27,786,426	**31,498,363**	27,162,592
1 year or over	原到期日在1年或以上	**9,547,330**	8,136,611	**9,471,136**	8,037,046
Others	其他	**-**	-	**-**	-
		49,205,500	44,286,131	**48,425,389**	43,481,625

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts do not represent expected future cash flows.

或然負債及承擔是與信貸有關的工具，包括用以提供信貸的承兌票據、信用證、擔保書和承付款項。合約數額是指當合約被完全提取及客戶違約時所承擔風險的數額。由於預期擔保書及承付款項的大部分數額會在未經提取前逾期，合約總額並不代表估計未來現金流量。

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following is a summary of the notional amounts of each significant type of derivative for the Group and the Bank:

(b) 衍生工具

衍生工具是指由一項或多項基本資產或指數價值釐定價值的財務合約。

以下為集團及銀行的每項衍生工具主要類別的名義數額摘要：

		The Group 集團					
		2005			2004		
		Trading 交易	**Non-trading 非交易**	**Total 總額**	Trading 交易	Non-trading 非交易	Total 總額
		HK$'000 港幣千元	**HK$'000 港幣千元**	**HK$'000 港幣千元**	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Exchange rate contracts	匯率合約						
Forwards and futures	遠期交易及期貨	**6,100,557**	**47,516**	**6,148,073**	6,024,580	125,128	6,149,708
Swaps	掉期交易	**10,208,343**	**4,731,415**	**14,939,758**	2,295,831	4,575,930	6,871,761
Options purchased	購入期權	**1,919,939**	**-**	**1,919,939**	1,724,476	-	1,724,476
Options written	沽出期權	**1,846,209**	**-**	**1,846,209**	1,635,863	-	1,635,863
Interest rate contracts	利率合約						
Forwards and futures	遠期交易及期貨	**175,000**	**-**	**175,000**	235,000	-	235,000
Swaps	掉期交易	**443,092**	**30,398,820**	**30,841,912**	856,308	15,236,381	16,092,689
Options purchased	購入期權	**-**	**116,326**	**116,326**	-	-	-
Equity contracts	股份合約						
Forward and futures	遠期交易及期貨	**-**	**-**	**-**	49,851	-	49,851
Options purchased	購入期權	**171,154**	**-**	**171,154**	442,062	-	442,062
Options written	沽出期權	**113,816**	**-**	**113,816**	442,062	-	442,062
		20,978,110	**35,294,077**	**56,272,187**	13,706,033	19,937,439	33,643,472

42. OFF-BALANCE SHEET EXPOSURES (continued) 資產負債表以外的項目（續）

(b) Derivatives (continued)

(b) 衍生工具（續）

The Bank 銀行

		2005 Trading 交易 HK$'000 港幣千元	2005 Non-trading 非交易 HK$'000 港幣千元	2005 Total 總額 HK$'000 港幣千元	2004 Trading 交易 HK$'000 港幣千元	2004 Non-trading 非交易 HK$'000 港幣千元	2004 Total 總額 HK$'000 港幣千元
Exchange rate contracts	匯率合約						
Forwards and futures	遠期交易及期貨	**6,103,659**	**-**	**6,103,659**	6,038,207	-	6,038,207
Swaps	掉期交易	**10,208,343**	**4,519,308**	**14,727,651**	2,295,830	4,505,270	6,801,100
Options purchased	購入期權	**1,919,939**	**-**	**1,919,939**	1,724,476	-	1,724,476
Options written	沽出期權	**1,846,208**	**-**	**1,846,208**	1,635,863	-	1,635,863
Interest rate contracts	利率合約						
Forwards and futures	遠期交易及期貨	**175,000**	**-**	**175,000**	235,000	-	235,000
Swaps	掉期交易	**443,092**	**30,049,841**	**30,492,933**	856,308	15,275,252	16,131,560
Equity contracts	股份合約						
Forwards and futures	遠期交易及期貨	**-**	**-**	**-**	49,851	-	49,851
Options purchased	購入期權	**171,154**	**-**	**171,154**	442,062	-	442,062
Options written	沽出期權	**113,816**	**-**	**113,816**	442,062	-	442,062
		20,981,211	**34,569,149**	**55,550,360**	13,719,659	19,780,522	33,500,181

Derivatives arise from futures, forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets. The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

衍生工具是由本集團及銀行在外匯、利率及股票市場進行期貨、遠期、掉期及期權交易而產生。這些工具的名義金額指在結算日仍未完成的交易量，但並不代表所承受風險的數額。

The replacement costs and credit risk weighted amounts of the aforesaid off-balance sheet exposures are as follows. These amounts do not take into account the effects of bilateral netting arrangements.

前述資產負債表以外風險的重置成本及信貸風險加權數額如下。這些數額並未計入雙邊淨額安排的影響。

		The Group 集團 2005 HK$'000 港幣千元	The Group 集團 2004 HK$'000 港幣千元	The Bank 銀行 2005 HK$'000 港幣千元	The Bank 銀行 2004 HK$'000 港幣千元
Replacement costs	重置成本				
Exchange rate contracts	匯率合約	**110,839**	341,582	**110,839**	340,773
Interest rate contracts	利率合約	**621,426**	917,485	**619,651**	917,485
Options purchased	購入期權				
– exchange rate contracts	－匯率合約	**5,180**	2,294	**5,180**	2,294
– equity contracts	－股份合約	**980**	2,952	**980**	2,952
		738,425	1,264,313	**736,650**	1,263,504
Credit risk weighted amounts	信貸風險加權數額				
Contingent liabilities and commitments	或然負債及承擔	**9,271,093**	8,822,965	**9,234,078**	8,790,759
Exchange rate contracts	匯率合約	**97,542**	173,643	**96,516**	172,731
Interest rate contracts	利率合約	**343,102**	204,136	**342,088**	204,136
Equity contracts	股份合約	**6,990**	21,538	**6,990**	21,538
		9,718,727	9,222,282	**9,679,672**	9,189,164

(b) Derivatives (continued)

The tables above give the contractual or notional amounts, replacement cost and credit risk weighted amounts of off-balance sheet transactions. The replacement cost is calculated for the purposes of deriving the credit risk weighted amounts. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate, equity and interest rate contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market.

Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The credit risk weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The following table provides an analysis of the notional amounts of derivatives of the Group by relevant maturity grouping based on the remaining periods to settlement at the balance sheet date.

(b) 衍生工具(續)

下表列出資產負債表以外交易的合約或名義數額、重置成本及信貸風險加權數額。重置成本是用來計算信貸風險加權數額。該等數額是按照香港金融管理局實行關於資本充裕的巴塞爾協議及按其他銀行財務狀況和到期特性擬定的指引而作出評估。或然負債及承擔所用的風險加權由0%至100%,而匯率、股份及利率合約則由0%至50%。

重置成本是指重置所有按市場價值計算差額時附有正值的合約成本,亦是在結算日該等合約的略計信貸風險。信貸風險加權數額是指按《銀行條例》附表三計算的數額。

下表分析在結算日本集團,根據有關到期期限歸類之剩餘結算期限有關衍生工具的名義數額。

The Group 集團

Notional amounts with remaining life of 剩餘期限的名義數額

		2005				2004			
		1 year or less 1年或以下 HK$'000 港幣千元	**Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元**	**Over 5 years 5年以上 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**	1 year or less 1年或以下 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Interest rate derivatives	利息衍生工具	**17,364,789**	**12,423,936**	**1,344,513**	**31,133,238**	2,690,288	13,006,514	630,887	16,327,689
Currency derivatives	貨幣衍生工具	**24,473,610**	**380,369**	**-**	**24,853,979**	11,546,537	4,835,271	-	16,381,808
Other derivatives	其他衍生工具	**284,970**	**-**	**-**	**284,970**	933,975	-	-	933,975
		42,123,369	**12,804,305**	**1,344,513**	**56,272,187**	15,170,800	17,841,785	630,887	33,643,472

The Bank 銀行

Notional amounts with remaining life of 剩餘期限的名義數額

		2005				2004			
		1 year or less 1年或以下 HK$'000 港幣千元	**Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元**	**Over 5 years 5年以上 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**	1 year or less 1年或以下 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Interest rate derivatives	利息衍生工具	**17,403,564**	**11,997,406**	**1,266,963**	**30,667,933**	2,729,159	13,006,514	630,887	16,366,560
Currency derivatives	貨幣衍生工具	**24,217,088**	**380,369**	**-**	**24,597,457**	11,364,375	4,835,271	-	16,199,646
Other derivatives	其他衍生工具	**284,970**	**-**	**-**	**284,970**	933,975	-	-	933,975
		41,905,622	**12,377,775**	**1,266,963**	**55,550,360**	15,027,509	17,841,785	630,887	33,500,181

42. OFF-BALANCE SHEET EXPOSURES (continued) 資產負債表以外的項目(續)

(c) Capital Commitments

Capital commitments outstanding at 31st December and not provided for in the accounts were as follows:

(c) 資本承擔

於12月31日未償付但並未在賬項中提撥準備的資本承擔如下：

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Expenditure authorised and contracted for	已核准支出並已簽約	**323,706**	336,316	**269,301**	324,190
Expenditure authorised but not contracted for	已核准支出但未簽約	**300,863**	276,331	**101,459**	260,931
		624,569	612,647	**370,760**	585,121

(d) Operating Lease Commitments

At 31st December, 2005, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

(d) 經營租賃承擔

於2005年12月31日，在不可撤銷的經營租賃內，未來最低應付租賃款項總額如下：

		The Group 集團		The Bank 銀行	
		2005	2004	**2005**	2004
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Properties	物業				
Within one year	1年以內	**144,206**	97,782	**110,655**	107,524
After one year but within five years	1年至5年內	**245,362**	121,955	**177,422**	127,592
After five years	5年以後	**99,268**	41,368	**61,348**	53,984
		488,836	261,105	**349,425**	289,100
Equipment	設備				
Within one year	1年以內	**3,475**	1,776	**1,602**	788
After one year but within five years	1年至5年內	**7,194**	2,645	**3,290**	1,396
After five years	5年以後	**345**	4	**–**	4
		11,014	4,425	**4,892**	2,188

The Group and the Bank lease certain properties and equipment under operating leases. The leases run for an initial period of one to twenty five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually adjusted annually to reflect market rentals. None of the leases includes contingent rentals.

集團及銀行以經營租賃形式租入某些物業和設備。租賃年期由1年至25年，到期日後可再續約但其他條款須另議。租賃付款金額通常每年調整以反映市值租金。所有租約並不包括或有租金。

(e) Obligations Under Mortgage Loans Sold

Included in the captions set out below are balances which are established as reserve funds for mortgage loan purchasers pursuant to the terms of mortgage sale agreements. The reserve funds are available to the purchasers to cover any losses or cash flow shortfalls that result from both credit risk and basis risk with respect to the loans sold and to protect the purchasers in the event that they have to appoint a substitute servicer.

These reserve funds are either set up in the name of the Bank and are charged in favour of the purchaser as security for the Bank's obligations to the purchaser or, in the name of the loan purchaser who retains absolute ownership, title, right and interest in the reserve funds, pursuant to the terms of the mortgage sale agreements.

(e) 已售按揭貸款承擔

標題包括以下根據出售按揭貸款合約條文規定成立用作按揭貸款購買者的儲備金結餘。儲備金是用作賠償購買者因已售貸款引起的信用及利率風險而蒙受任何損失或現金流量之差額及保障購買者須另行委派替補償付人。

該等儲備金是以本行名義成立及押予購買者為本行之承擔作抵押品，或根據出售按揭貸款合約條文規定以購買者名義成立而購買者可保留絕對擁有權、所有權、權利及儲備金利益。

		The Group and The Bank 集團及銀行	
		2005	2004
		HK$'000 港幣千元	HK$'000 港幣千元
Held-to-maturity debt securities	持至到期債務證券	**–**	23,473
Accrued interest and other accounts	累計利息及其他賬項	**17,841**	74,663
		17,841	98,136

43.NOTES ON CONSOLIDATED CASH FLOW STATEMENT 綜合現金流量表附註

(a) Purchase of Subsidiaries

(a) 收購附屬公司

		2005	2004
		HK$'000 港幣千元	HK$'000 港幣千元
Net assets acquired	已購入淨資產		
Cash and balances with banks and other financial institutions	現金及短期資金	**3,054**	791
Advances and other accounts less provisions	已扣除準備之貸款及其他賬項	**8,657**	118,664
Fixed assets	固定資產	**1,927**	568
Other accounts and provisions	其他賬項及準備	**(47,321)**	(17,751)
Deferred tax	遞延稅項	**–**	(117)
Minority interests	少數股東權益	**(975)**	–
		(34,658)	102,155
Goodwill arising on consolidation	賬項綜合時產生的商譽	**51,593**	220,035
Total purchase price	以現金支付的購入價	**16,935**	322,190
Less: cash and cash equivalents acquired	減：購入的現金及等同現金項目	**(3,054)**	(791)
Cash flow on acquisition net of cash acquired	收購附屬公司現金流出淨額	**13,881**	321,399

43. NOTES ON CONSOLIDATED CASH FLOW STATEMENT (continued) 綜合現金流量表附註(續)

(b) Cash and Cash Equivalents (b) 現金及等同現金項目

(i) Components of cash and cash equivalents in the consolidated cash flow statement (i) 在綜合現金流量表內現金及等同現金項目的組成部分

		2005 **HK$'000 港幣千元**	2004 HK$'000 港幣千元
Cash and balances with banks and other financial institutions (Note 20)	現金及在銀行和其他金融機構的結存(附註20)	**4,525,587**	3,655,593
Placements with banks and other financial institutions with original maturity within three months	原本期限為3個月以內在銀行及其他金融機構的存款	**43,161,632**	33,390,951
Treasury bills with original maturity within three months	原本期限為3個月以內的國庫債券	**4,557,967**	3,484,728
Certificates of deposit held with original maturity within three months	原本期限為3個月以內之持有的存款證	**38,776**	673,063
		52,283,962	41,204,335

(ii) Reconciliation with the consolidated balance sheet (ii) 與綜合資產負債表的對賬

		2005 **HK$'000 港幣千元**	2004 Restated 重報 HK$'000 港幣千元
Cash and balances with banks and other financial institutions (Note 20)	現金及在銀行及其他金融機構的結存(附註20)	**4,525,587**	3,655,593
Placements with banks and other financial institutions (Note 21)	在銀行及其他金融機構的存款(附註21)	**45,347,255**	42,083,406
Treasury bills and certificates of deposit held	國庫債券及持有存款證		
– trading assets (Note 23)	－交易用途資產(附註23)	**1,494,650**	1,199,803
– designated at fair value through profit or loss (Note 24)	－指定通過損益以反映公平價值(附註24)	**94,290**	–
– advances and other accounts (Note 25)	－貸款及其他賬項(附註25)	**38,775**	–
– other non-trading	－其他非交易用途	**–**	3,756,279
– available-for-sale (Note 26)	－可供出售(附註26)	**4,198,487**	–
– held-to-maturity (Note 27)	－持至到期(附註27)	**1,369,764**	1,461,861
		7,195,966	6,417,943
Amounts shown in the consolidated balance sheet	在綜合資產負債表出現的金額	**57,068,808**	52,156,942
Less: amounts with an original maturity of beyond three months	減：原本期限為3個月以上的數額	**(4,784,846)**	(10,952,607)
Cash and cash equivalents in the consolidated cash flow statement	在綜合現金流量表內的現金及等同現金項目	**52,283,962**	41,204,335

44. LOANS TO OFFICERS 行政人員貸款

The aggregate of loans to officers of the Bank disclosed pursuant to Section 161B (4B) and (4C) of the Hong Kong Companies Ordinance is as follows:

按照香港《公司條例》第161B條(4B)及(4C)款規定，本行行政人員之貸款總額公佈如下：

		2005 **HK$'000 港幣千元**	2004 HK$'000 港幣千元
Aggregate amount of relevant loans outstanding at 31st December	相關貸款於12月31日的結欠總額		
By the Bank	由銀行借出	**956,321**	1,185,747
By subsidiaries	由附屬公司借出	**-**	-
		956,321	1,185,747
The maximum aggregate amount of relevant loans outstanding during the year	年度內相關貸款之最高結欠總額		
By the Bank	由銀行借出	**1,706,677**	1,884,055
By subsidiaries	由附屬公司借出	**-**	-
		1,706,677	1,884,055

There was no interest due but unpaid nor any impairment allowance made against these loans at 31st December, 2005.

於2005年12月31日，沒有逾期未償付利息，亦未有對該等貸款作特殊準備。

45. MATERIAL RELATED PARTY TRANSACTIONS 關聯人士的重大交易

The Group maintains certain retirement benefit schemes for its staff as per Note 2(q)(iii). In the year 2005, the total amount of contributions the Group made to the schemes was HK$69,567,000 (2004: HK$66,581,000).

本集團為其職員提供某些退休保障計劃，並已於附註2(q)(iii)披露。於2005年內，本集團對這些計劃的供款總數為港幣69,567,000元（2004年：港幣66,581,000元）。

The Group enters into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. The transactions include accepting deposits from and extending credit facilities to them. Except that there is interest free shareholder's advance extended to one (2004: two) associate amounting to HK$9,200,000 at 31st December, 2005 (2004: HK$10,740,000), all interest rates in connection with the deposits taken and credit facilities extended are under terms and conditions normally applicable to customers of comparable standing.

本集團與其關聯人士進行多項交易。這些人士包括聯營公司、主要行政人員與其直系親屬、及受這些人士所控制的公司或其具有重大影響力的公司。這些交易包括接受這些人士存款及為他們提供信貸。除本行借予一間(2004年:二間)聯營公司的免息股東貸款外，其於2005年12月31日的結餘為港幣9,200,000元（2004年：港幣10,740,000元），除此以外，所有存款及信貸的利率，均按照與一般同等信用水平之客戶相若的條款及規定。

45. MATERIAL RELATED PARTY TRANSACTIONS (continued) 關聯人士的重大交易(續)

The interest received from and interest paid to the Group's related parties for the year, outstanding balances of amounts due from and due to at the year end and maximum outstanding balance of amount due from and due to them during the year are aggregated as follows:

於2005年，本集團從關聯人士所收取與支付予他們的利息，及在2005年12月31日關聯人士的欠款及欠關聯人士的款項，及在年度內關聯人士最高欠款及欠關聯人士的最高款項現總結如下：

		Key management personnel 主要管理人員		Subsidiaries 附屬公司		Associates 聯營公司	
		2005 HK$'000 港幣千元	2004 HK$'000 港幣千元	**2005 HK$'000 港幣千元**	2004 HK$'000 港幣千元	**2005 HK$'000 港幣千元**	2004 HK$'000 港幣千元
Interest income	利息收入	**90,039**	72,115	**28,405**	36,753	**6,096**	4,206
Interest expense	利息支出	**55,986**	9,110	**526,256**	233,997	**22**	6
Amounts due from	關連人士的欠款	**3,094,326**	2,280,834	**1,728,817**	2,055,864	**169,014**	229,386
Amounts due to	欠關連人士的款項	**2,809,550**	1,449,645	**9,852,377**	10,362,683	**2,570**	1,657
Maximum amounts due from	關連人士的最高欠款	**4,121,724**	3,954,596	**2,248,714**	2,319,249	**311,682**	303,211
Maximum amounts due to	欠關連人士的最高款項	**4,624,824**	1,723,471	**10,244,212**	10,398,807	**-**	-

46. EQUITY COMPENSATION PLANS 股份補償計劃

The Bank has adopted Staff Share Option Schemes whereby the Board of the Bank may at its discretion grant to any employees, including Executive Directors and Chief Executive, of the Group options to subscribe for shares of the Bank. The options may be exercised during the period beginning on the first anniversary of the Date of Grant and ending on the fifth anniversary of the Date of Grant. All options were granted for nil consideration.

本行所採納的僱員認股計劃是本行董事會可酌情發出認股權予集團之任何僱員，包括執行董事及行政總裁，以認購本行股份。認股權的行使期限為授予日的第1周年開始至授予日的第5周年止。所有認股權均以無代價形式發出。

(a) Particulars of Share Options

(a) 認股權詳情

Date of Grant 授予日期	Vesting Period 有效期	Exercise Period 行使期	Exercise Price Per Share 每股行使價 HK$港幣
20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23
03/5/2005	03/5/2005 – 02/5/2006	03/5/2006 – 03/5/2010	22.95

(b) Movement of Share Options

(b) 認股權之變動

2005

Date of Grant 授予日期	Outstanding at 1/1/2005 於2005年1月1日尚未行使	Granted 已授予	Exercised 已行使	Lapsed 已失效	Outstanding at 31/12/2005 於2005年12月31日尚未行使
	Number of Share Options 認股權數目				
20/4/2000	**1,480,000**	**–**	**1,453,000**	**27,000**	**–**
19/4/2001	**2,185,000**	**–**	**170,000**	**–**	**2,015,000**
18/4/2002	**2,795,000**	**–**	**510,000**	**–**	**2,285,000**
02/5/2003	**8,570,000**	**–**	**2,300,000**	**–**	**6,270,000**
22/4/2004	**15,045,000**	**–**	**65,000**	**630,000**	**14,350,000**
03/5/2005	**–**	**16,410,000**	**–**	**420,000**	**15,990,000**
Total 總額	**30,075,000**	**16,410,000**	**4,498,000**	**1,077,000**	**40,910,000**

2004

Date of Grant 授予日期	Outstanding at 1/1/2004 於2004年1月1日尚未行使	Granted 已授予	Exercised 已行使	Lapsed 已失效	Outstanding at 31/12/2004 於2004年12月31日尚未行使
	Number of Share Options 認股權數目				
21/4/1999	736,000	–	736,000	–	–
20/4/2000	3,698,000	–	2,218,000	–	1,480,000
19/4/2001	3,435,000	–	1,250,000	–	2,185,000
18/4/2002	3,450,000	–	655,000	–	2,795,000
02/5/2003	15,165,000	–	6,405,000	190,000	8,570,000
22/4/2004	–	15,495,000	–	450,000	15,045,000
Total 總額	26,484,000	15,495,000	11,264,000	640,000	30,075,000

(c) No share options were cancelled during the years ended 31st December, 2005 and 2004.

(c) 截至2005及2004年12月31日年度內並未有認股權被註銷。

46. EQUITY COMPENSATION PLANS (continued) 股份補償計劃(續)

(d) Details of Share Options Exercised

(d) 已行使認股權詳情

Exercise Period 行使期間	Date of Grant 授予日期	Number of Share Options 認股權數目 2005	2004
January 1月	21/4/1999	–	13,000
	20/4/2000	**181,000**	298,000
	19/4/2001	**20,000**	20,000
	18/4/2002	–	55,000
	02/5/2003	**330,000**	–
February 2月	21/4/1999	–	87,000
	20/4/2000	**136,000**	379,000
	19/4/2001	**50,000**	110,000
	18/4/2002	–	70,000
	02/5/2003	**150,000**	–
March 3月	21/4/1999	–	155,000
	20/4/2000	**538,000**	321,000
	19/4/2001	**40,000**	80,000
	18/4/2002	**295,000**	120,000
	02/5/2003	**480,000**	–
April 4月	21/4/1999	–	193,000
	20/4/2000	**576,000**	151,000
	19/4/2001	–	190,000
	18/4/2002	–	20,000
	02/5/2003	**70,000**	–
May 5月	21/4/1999	–	288,000
	20/4/2000	**22,000**	50,000
	19/4/2001	–	30,000
	18/4/2002	**20,000**	40,000
	02/5/2003	**75,000**	1,655,000
June 6月	20/4/2000	–	73,000
	19/4/2001	–	155,000
	18/4/2002	–	65,000
	02/5/2003	**150,000**	795,000
July 7月	20/4/2000	–	39,000
	18/4/2002	–	20,000
	02/5/2003	**125,000**	445,000
August 8月	20/4/2000	–	92,000
	19/4/2001	**60,000**	100,000
	18/4/2002	**35,000**	40,000
	02/5/2003	**205,000**	330,000
	22/4/2004	**65,000**	–
September 9月	20/4/2000	–	49,000
	18/4/2002	**60,000**	35,000
	02/5/2003	**100,000**	275,000
October 10月	20/4/2000	–	85,000
	19/4/2001	–	15,000
	18/4/2002	**60,000**	20,000
	02/5/2003	**200,000**	360,000

Exercise Period 行使期間	Date of Grant 授予日期	Number of Share Options 認股權數目 2005	2004
November 11月	20/4/2000	–	236,000
	19/4/2001	–	90,000
	18/4/2002	–	75,000
	02/5/2003	**145,000**	1,315,000
December 12月	20/4/2000	–	445,000
	19/4/2001	–	460,000
	18/4/2002	**40,000**	95,000
	02/5/2003	**270,000**	1,230,000
		4,498,000	11,264,000

47.NON-ADJUSTING POST BALANCE SHEET EVENTS 毋須調整的資產負債表日後事件

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 15(a).

董事於資產負債表日後擬派末期股息。詳情已在附註15(a)作披露。

48.COMPARATIVE FIGURES 比較數字

Certain comparative figures have been adjusted or reclassified as a result of the changes in accounting polices. Further details are disclosed in Note 3.

由於會計政策轉變,若干比較數字經已調整或重新分類。詳情已在附註3作披露。

49.ACCOUNTING ESTIMATES AND JUDGEMENTS 會計估計及判斷

The preparation of accounts requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these accounts and the reported amounts of revenues and expenses for the years presented. Changes in assumptions may have a significant impact on the accounts in the periods where the assumptions are changed. The application of assumptions and estimates means that any selection of different assumptions would cause the Group's reporting to differ. The Group believes that the assumptions that have been made are appropriate and that the financial statements therefore present the financial position and results fairly, in all material respects.

在編製本集團的賬項時,管理層必須作出若干會於此等賬項的日期,對報告資產及負債金額和或然資產及負債披露有影響的估計和假定,同時亦須作出若干會對報告年度內收入及支出金額有影響的估計和假定。如本集團更改此等假定,便可能對作出有關改變期間的賬項產生重大影響。採用此等假定和估計意味,若本集團選用不同的假定,本集團所報告的資料便會有所不同。本集團認為,本集團已作出適當假定,因此在各個重要層面,本集團的財務報表均能公平地反映本身的財政狀況和業績。

Management discussed with the Audit Committee the development, selection and disclosure of the Group's significant accounting policies and estimates and the application of these policies and estimates.

管理層已與審核委員會商討關於本集團重要會計政策及估計的制定、選擇和披露,以及此等政策及估計的應用。

49. ACCOUNTING ESTIMATES AND JUDGEMENTS 會計估計及判斷

(a) Key Sources of Estimation Uncertainty

Notes 30, 36 and 41 contain information about the assumptions and their risk factors relating to goodwill impairment, fair value of share options granted and fair values of financial instruments. Other key sources of estimation uncertainty are as follows:

(i) Impairment losses

Loans and advances

Loan portfolios are reviewed periodically to assess whether impairment losses exist. The Group makes judgement as to whether there is any objective evidence that a loan portfolio is impaired, i.e. whether there is a decrease in estimated future cash flows. Objective evidence for impairment includes observable data that the payment status of borrowers in a group has adversely changed. It may also include observable data that correlate with defaults on the assets in the Group. If management has determined, based on their judgement, that objective evidence for impairment exists, expected future cash flows are estimated based on historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted on the basis of the current observable data. Management reviews the methodology and assumptions used in estimating future cash flows regularly to reduce any difference between loss estimates and actual loss experience.

Available-for-sale equity investments

The Group determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of when a decline in fair value below its cost is not recoverable within a reasonable time period is judgmental by nature, so profit and loss could be affected by differences in this judgement.

(b) Critical Accounting Judgements in Applying The Group's Accounting Policies

Certain critical accounting judgements in applying the Group's accounting policies are described below:

(i) Held-to-maturity investments

The Group classifies non-derivative financial assets with fixed or determinable payments and fixed maturity and where the Group has a positive intention and ability to hold to maturity as held-to-maturity investments. In making this judgement, the Group evaluates its intention and ability to hold such investments till maturity.

If the Group fails to hold these investments to maturity other than for certain specific circumstances, the Group will have to reclassify the entire portfolio of held-to-maturity investments as available-for-sale, as such class is deemed to have been tainted.

This would result in held-to-maturity investments being measured at fair value instead of at amortised cost.

(a) 估計不穩定因素的主要來源

附註30、36和41載述有關商譽減值、已派發股權的公平價值和金融工具的公平價值的假定及其風險因素。估計不穩定因素的其他主要來源如下:

(i) 減值損失

貸款

本集團會定期檢討貸款組合,以評估其價值是否有所下降。本集團需要判斷有否任何客觀證據可以證明貸款組合的價值已經下降,即估計將來現金流有所減少。減值客觀證據包括與借款團體的付款狀況出現逆轉有關的可觀察資料,而此等資料與本集團的不履行資產是互相關連的。當管理層根據其判斷決定減值的客觀證據存在,便會依據若干資產的以往損失經驗,以估計預期將來現金流,而此等資產的信貸風險特性與信貸風險特性相若。以往損失經驗是以目前的可觀察資料為基礎作出調整。管理層亦會定期檢討用以估計將來現金流的方法和假定,從而減少估計損失與實際損失之間的差額。

可供出售股份投資

若可供出售股票投資的公平價值明顯或持續地低於其成本,本集團即判定其價值已有所下降。本集團需要判斷公平價值低於成本的金額會在一段合理時間內何時不可收回,因此有關投資的盈虧或會受到判斷的不同影響。

(b) 本集團採用會計政策的關鍵會計判斷

本集團採用會計政策的若干關鍵會計判斷如下:

(i) 持至到期投資

本集團將設有固定或可確定付款金額和固定到期日,以及本集團有計劃及能力持有至到期日的非衍生金融資產,列作持至到期投資。在作出有關判斷時,本集團會評估本身是否有計劃及能力持有此等投資至到期日。

若本集團未能持有此等投資至到期日(因若干特殊情況者除外),本集團會將整個可持至到期日的投資組合,重列作可供出售。這是由於此類投資已被視為蒙污。

因此,原以攤銷成本計量的可持至到期投資會改以公平價值計量。

(ii) Investment property

The Group has temporary sub-let a vacant premises but has decided not to treat this property as an investment property because it is not the Group's intention to hold this property in the long-term for capital appreciation or rental income. Accordingly, this property is still treated as an item of building held for own use.

(ii) 投資物業

本集團暫時出租一項空置物業，但由於本集團並無計劃長期持有此項物業作資本增值或賺取租金收入，因此決定不將此項物業列作投資物業，而是依舊將之列作自用物業。

50. PROPOSED IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31ST DECEMBER, 2005
已在截至2005年12月31日止年度前公布但尚未生效的修訂、新標準及新詮釋所可能產生的影響

Up to the date of issue of these accounts, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31st December, 2005 and which have not been adopted in these accounts.

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on 1st December, 2005 and would be first applicable to the Group's accounts for the period beginning 1st January, 2006.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that:

- HKFRS 7, "Financial instruments: disclosures", requires more detailed qualitative and quantitative disclosure primarily on fair value information and risk management, thus it would only affect the level of details in the disclosure of the financial information, and would not have financial impact nor result in a change in the Group's accounting policies. HKFRS 7 will be effective for accounting periods beginning 1st January, 2007.

- The amendments to HKAS 1, HKAS 27 and HKFRS 3 made as a result of the Hong Kong Companies (Amendment) Ordinance 2005 are not applicable to any of the Group's operations and that the adoption of the remainder is unlikely to have a significant impact on the Group's result of operations and financial position.

在此等賬項發布日期前，香港會計師公會公布了多項修訂、新標準和新詮釋，但此等修訂、新標準和新詮釋於截至2005年12月31日止年度尚未生效，因此亦尚未應用於此等賬項。

此外，繼《2005年香港公司（修訂）條例》於2005年12月1日生效後，本集團將於2006年1月1日起計算的賬項內率先採納此項條例。

本集團正評估此等修訂、新標準和新詮釋在首個應用期產生的影響，至今所得結論如下：

- 《香港財務報告準則》第7號「金融工具：披露」主要要求在質和量上就公平價值的資料和風險管理作出更詳盡的披露，因此只會影響財務資料披露的詳盡程度，而不會對本集團的財政產生影響或引致本集團需要更改會計政策。《香港財務報告準則》第7號將由2007年1月1日起計算的會計期生效。

- 因應《2005年香港公司（修訂）條例》生效，在《香港會計準則》第1號和第27號及《香港財務報告準則》第3號中作出的修訂，並不適用於本集團任何業務，而本集團採納的其他修訂，亦不太可能對本集團的業績和財政狀況有重大影響。

(1) CAPITAL ADEQUACY RATIO AND CAPITAL BASE 資本充足比率及資本基礎

(a) Capital Adequacy Ratio (a) 資本充足比率

		2005 %百分率	2004 %百分率
Unadjusted capital adequacy ratio as at 31st December	於12月31日的未經調整資本充足比率	**17.4**	16.2
Adjusted capital adequacy ratio as at 31st December	於12月31日的調整後資本充足比率	**17.2**	16.1

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

未經調整資本充足比率之計算，是根據香港金融管理局訂定用作規管用途的綜合基準及《香港銀行條例》附表3。綜合基準包括了本銀行及其附屬公司。

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for the unadjusted capital adequacy ratio.

調整後資本充足比率的計算，是根據香港金融管理局發出的指引《就市場風險維持充足資本》，計入在結算日的市場風險。所根據的綜合基準與未經調整資本充足比率所根據的相同。

(b) Group Capital Base after Deductions (b) 集團扣減後的資本基礎

		2005 HK$'000 港幣千元	2004 Restated 重報 HK$'000 港幣千元
Core capital	核心資本		
Paid up ordinary share capital	繳足股款的普通股股本	**3,775,575**	3,729,996
Share premium	股份溢價	**656,429**	631,188
Reserves	儲備	**16,086,805**	14,963,036
Minority interests	少數股東權益	**207,163**	165,655
Deduct: Goodwill	減：商譽	**(2,494,950)**	(2,448,156)
Total core capital	核心資本總額	**18,231,022**	17,041,719
Eligible supplementary capital	可計算的附加資本		
Reserves on revaluation of land and interests in land (at 70%)	土地及土地權益價值重估儲備(以70%計算)	**826,679**	822,725
Revaluation reserves for available-for-sale financial assets and securities designated at fair value through profit or loss (at 70%)	可供出售金融資產及被指定為通過損益以反映公平價值證券的重估儲備	**305,672**	–
Collectively assessed impairment allowances and regulatory reserve	整體評估減值準備及法定儲備	**878,569**	–
General provisions for doubtful debts	一般呆賬準備金	**–**	1,336,044
Term subordinated debt	有期後償債項	**8,548,780**	4,271,124
Total eligible supplementary capital	可計算的附加資本總額	**10,559,700**	6,429,893
Total capital base before deductions	扣減前的資本基礎總額	**28,790,722**	23,471,612
Deductions from total capital base	資本基礎總額扣減項目	**(901,973)**	(969,261)
Total capital base after deductions	扣減後的資本基礎總額	**27,888,749**	22,502,351

(2) LIQUIDITY RATIO 流動資金比率

		2005 %百分率	2004 %百分率
Average liquidity ratio for the year	年度內平均流動資金比率	**39.3**	44.4

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

年度內平均流動資金比率是每月平均比率的簡單平均數，其計算是根據香港金融管理局訂定用作規管用途的綜合基準及香港《銀行條例》(附表4)。

(3) SEGMENTAL INFORMATION 分部資料

(a) Advances to Customers – by Geographical Areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

(a) 客戶貸款-按區域分類

客戶貸款總額按國家或區域的分類，是根據交易對手的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。

		Total advances to customers 客戶貸款總額		Advances overdue for over three months 逾期3個月以上的客戶貸款	
		2005 **HK$'000 港幣千元**	2004 HK$'000 港幣千元	**2005** **HK$'000 港幣千元**	2004 HK$'000 港幣千元
The Group	集團				
Hong Kong	香港	**98,234,592**	88,598,608	**483,095**	575,894
People's Republic of China	中華人民共和國	**19,939,335**	10,911,094	**76,108**	77,426
Other Asian countries	其他亞洲國家	**7,798,982**	6,354,111	**84,322**	103,688
Others	其他	**12,770,838**	11,394,940	**74,147**	83,377
Total	總額	**138,743,747**	117,258,753	**717,672**	840,385

(3) SEGMENTAL INFORMATION (continued) 分部資料(續)

(b) Cross-border Claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

(b) 跨國債權

跨國債權資料披露對海外交易對手風險額最終風險的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。當某一地區的風險額佔風險總額的10%或以上，該地區的風險額便予以披露。

2005

		Banks and other financial institutions 銀行及其他金融機構 HK$'000 港幣千元	Public sector entities 公營機構 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	集團				
People's Republic of China	中華人民共和國	**12,805,155**	**1,250,504**	**13,667,134**	**27,722,793**
Asian countries, excluding People's Republic of China	其他亞洲國家(不包括中華人民共和國)	**9,950,396**	**1,200,368**	**8,991,756**	**20,142,520**
North America	北美洲	**5,345,158**	**7,725,687**	**5,872,380**	**18,943,225**
Western Europe	西歐	**27,877,005**	**-**	**2,507,425**	**30,384,430**

2004

		Banks and other financial institutions 銀行及其他金融機構 HK$'000 港幣千元	Public sector entities 公營機構 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	集團				
People's Republic of China	中華人民共和國	9,413,577	1,458,707	7,962,500	18,834,784
Asian countries, excluding People's Republic of China	其他亞洲國家(不包括中華人民共和國)	10,764,517	1,413,490	7,519,486	19,697,493
North America	北美洲	5,129,033	7,886,401	5,182,553	18,197,987
Western Europe	西歐	26,577,806	255	2,016,679	28,594,740

(4) OVERDUE, RESCHEDULED AND REPOSSESSED ASSETS 逾期、經重組及收回資產

(a) Overdue and Rescheduled Advances (a) 逾期及經重組貸款

		2005		2004	
		HK$'000 港幣千元	**% of total advances to customers 佔客戶貸款總額的百分比**	HK$'000 港幣千元	% of total advances to customers 佔客戶貸款總額的百分比
The Group	集團				
Advances to customers overdue for	逾期客戶貸款				
– 6 months or less but over 3 months	–3個月以上至6個月	**326,130**	**0.2**	242,893	0.2
– 1 year or less but over 6 months	–6個月以上至1年	**184,365**	**0.1**	194,645	0.2
– Over 1 year	–1年以上	**207,177**	**0.2**	402,847	0.3
		717,672	**0.5**	840,385	0.7
Rescheduled advances to customers	經重組客戶貸款	**351,057**	**0.3**	472,335	0.4
Total overdue and rescheduled advances	逾期及經重組客戶貸款總額	**1,068,729**	**0.8**	1,312,720	1.1
Secured overdue advances	有抵押逾期貸款	**515,356**	**0.4**	660,700	0.6
Unsecured overdue advances	無抵押逾期貸款	**202,316**	**0.1**	179,685	0.1
Market value of security held against secured overdue advances	有抵押逾期貸款抵押品市值	**1,035,275**		1,122,161	

Loans and advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Loans repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Loans repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, and/or when the loans have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 31st December, 2005 and 31st December, 2004, nor were there any rescheduled advances to banks and other financial institutions on these two dates.

當本金或利息已逾期及在年底仍未清還，有特定還款日期的貸款將分類為逾期貸款。當分期逾期及在年底仍未清還時，以固定分期償還的貸款亦視作逾期貸款。若即時還款通知已發予借款人但卻未能即時償還，即時償還的貸款當作逾期，及/或該貸款已持續超出已知會借款人所核准的限額，而超出已知會借款人所核准限額的時間比貸款逾期的時間更長。

於2005年12月31日及2004年12月31日，本集團貸予銀行及其他金融機構的款項中，並無逾期3個月以上或經重組的貸款。

(4) OVERDUE, RESCHEDULED AND REPOSSESSED ASSETS (continued) 逾期、經重組及收回資產(續)

(b) Other Overdue and Rescheduled Assets (b) 其他逾期及經重組資產

		2005		2004	
		Accrued interest 累計利息 HK$'000 港幣千元	**Other assets* 其他資產* HK$'000 港幣千元**	Accrued interest 累計利息 HK$'000 港幣千元	Other assets* 其他資產* HK$'000 港幣千元
The Group	集團				
Other assets overdue for	其他逾期資產				
– 6 months or less but over 3 months	–3個月以上至6個月	**1,551**	**–**	1,653	305
– 1 year or less but over 6 months	–6個月以上至1年	**853**	**–**	1,065	614
– Over 1 year	–1年以上	**844**	**19,294**	407	19,462
		3,248	**19,294**	3,125	20,381
Rescheduled assets	經重組資產	**–**	**–**	–	–
Total other overdue and rescheduled assets	其他逾期及經重組資產總額	**3,248**	**19,294**	3,125	20,381

* *Other assets refer to trade bills and receivables.*

* 其他資產是指貿易票據及應收款項。

(c) Repossessed Assets (c) 收回資產

		2005 HK$'000 港幣千元	2004 HK$'000 港幣千元
The Group	集團		
Repossessed properties*	收回物業*	**80,551**	107,745
Repossessed vehicles and machines	收回汽車及機器	**1,142**	340
Total repossessed assets	收回資產總額	**81,693**	108,085

The amount represents the estimated market value of the repossessed assets as at 31st December.

此等數額指於12月31日收回資產的估計市值。

* *The balance included HK$30,036,000 (2004: HK$26,293,000) relating to properties that were contracted for sale but not yet completed.*

* *結餘包括總值港幣30,036,000元(2004年:港幣26,293,000元)已簽約出售但仍未成交的物業。*

(5) CURRENCY CONCENTRATIONS 貨幣風險

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

如個別外幣的持倉淨額或結構性持倉淨額佔所持有外幣淨持倉總額或結構性淨持倉總額的10%或以上，便須予以披露。

		2005 HK$Million 港幣百萬元					
		USD 美元	**CAD* 加元***	**GBP* 英鎊***	**CNY 人民幣**	**Others 其他**	**Total 總額**
The Group	集團						
Spot assets	現貨資產	**66,562**	**4,122**	**4,312**	**11,738**	**21,986**	**108,720**
Spot liabilities	現貨負債	**(62,331)**	**(4,604)**	**(6,620)**	**(10,510)**	**(23,375)**	**(107,440)**
Forward purchases	遠期買入	**35,406**	**882**	**2,864**	**-**	**5,930**	**45,082**
Forward sales	遠期賣出	**(37,795)**	**(357)**	**(502)**	**-**	**(4,246)**	**(42,900)**
Net options position	期權倉淨額	**(167)**	**(1)**	**(2)**	**-**	**43**	**(127)**
Net long/(short) position	長／(短)盤淨額	**1,675**	**42**	**52**	**1,228**	**338**	**3,335**

		2004 HK$Million 港幣百萬元					
		USD 美元	CAD 加元	GBP 英鎊	CNY 人民幣	Others 其他	Total 總額
The Group	集團						
Spot assets	現貨資產	49,928	4,375	4,270	7,581	21,586	87,740
Spot liabilities	現貨負債	(52,103)	(4,458)	(6,690)	(7,364)	(22,592)	(93,207)
Forward purchases	遠期買入	18,257	484	2,727	-	5,802	27,270
Forward sales	遠期賣出	(15,863)	(289)	(370)	-	(4,812)	(21,334)
Net options position	期權倉淨額	16	(1)	(1)	-	3	17
Net long/(short) position	長／(短)盤淨額	235	111	(64)	217	(13)	486

		2005 HK$Million 港幣百萬元			
		USD 美元	**CNY 人民幣**	**Others 其他**	**Total 總額**
Net structural position	結構性持倉淨額	**1,604**	**1,297**	**635**	**3,536**

		2004 HK$Million 港幣百萬元			
		USD 美元	CNY 人民幣	Others 其他	Total 總額
Net structural position	結構性持倉淨額	1,452	564	639	2,655

* *The currency constitutes less than 10% of the total net structural position in all foreign currencies and is presented for comparative purpose only.*

* *此等外幣是少於外幣結構性淨持倉總額的10%。該數額只列作比較用途。*

The net option position for 2004 is calculated using the model user approach, which has been approved by Hong Kong Monetary Authority. The net structural position represents the net asset value of the Group's foreign currency investment in overseas operations and their related funding.

2004年的期權倉淨額是按"模式使用者"方法計算，並已經香港金融管理局核准。結構性持倉淨額代表本集團在投資於海外業務的資產淨值及其有關的資金。

(6) MARKET RISK MANAGEMENT 市場風險管理

The Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate that measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged over a certain horizon time period. The Group's VaR is calculated using historical movements in market rates and prices, a 99% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

本集團運用風險數額來量化交易組合的市場風險。風險數額是統計學上的估計，用來量度於某一時段內，交易組合維持不變但因市場息率及價格的不利波動而引致市值上的潛在虧損。本集團於計算風險數額時，是依據過往市場息率與價格的波動、99%之置信水平及1日持倉期，並計入不同市場及息率的相關程度來推算。

Value-at-risk statistics

風險數額統計

The Group has measured VaR for all trading portfolios throughout the year.

年度內本集團計量所有交易組合的風險數額：

HK$'000 港幣千元		Year 2005 年				Year 2004 年			
		As at 31 December 於12月31日	Maximum 最高	Minimum 最低	Mean 平均	As at 31 December 於12月31日	Maximum 最高	Minimum 最低	Mean 平均
VaR for total trading activities	交易活動的風險數額總額	10,929	33,841	4,906	9,480	6,653	23,311	6,653	12,317
VaR for foreign exchange trading positions	外匯交易持倉的風險數額	406	2,115	274	737	907	2,217	386	1,010
VaR for interest rate trading positions	利率交易持倉的風險數額	1,204	2,608	935	1,473	1,758	6,478	976	2,504
VaR for equity trading positions	股份交易持倉的風險數額	9,847	32,574	3,723	8,011	4,860	17,689	4,860	9,717

Market risk-related treasury trading portfolio revenue statistics

與市場風險有關的財資交易組合收入統計

Market risk-related treasury trading portfolio revenue is defined as the daily change in the marked to market value of treasury trading portfolio plus any related net interest income or other trading revenue. The average daily revenue earned from the Group's market risk-related treasury trading activities in 2005 was HK$0.53 million (2004: HK$0.68 million). The standard deviation of these daily revenues was HK$0.77 million (2004: HK$1.54 million). The frequency distribution of daily revenue is shown below.

與市場風險有關的財資交易組合收入指財資交易組合根據每日當時市場價格變動計值，另加有關淨利息收入或其他交易收入。於2005年，本集團與市場風險有關的財資交易活動每日平均收入為港幣530,000元（2004年：港幣680,000元）。每日收入的標準差為港幣770,000元（2004年：港幣1,540,000元）。以下為每日收入的頻率分布情況。


DAILY DISTRIBUTION OF MARKET RISK-RELATED TREASURY TRADING REVENUES – Year 2005 vs Year 2004
與市場風險有關財資交易的收入每日分布圖 — 2005年與2004年
Revenues (HK$million) 收入（港幣百萬元）
Number of days
日數
60
50
40
30
20
10
0
10
6
1
5
9
10
18
19
37
20
40
34
52
41
39
41
14
19
11
21
9
12
7
21
-0.75 Less
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 to 1.75
1.75 More
Year 2005 (年)
Year 2004 (年)


BEA 東亞銀行

Head Office 總行 | 10 Des Voeux Road Central
Hong Kong
香港德輔道中10號
Telephone 電話 | (852) 3608 3608
Facsimile 傳真 | (852) 3608 6000
Website 網址 | www.hkbea.com